First Community Corporation

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 20, 2026

Dear Fellow Shareholder:

You are cordially invited to attend the 2026 Annual Meeting of Shareholders of First Community Corporation, the holding company for First Community Bank. At the meeting, we will report on our performance in 2025 and answer your questions. We look forward to discussing both our accomplishments and our plans with you.

This letter serves as your official notice that we will hold the meeting on May 20, 2026 at 11:00 a.m. local time, at our principal executive office located at 5455 Sunset Blvd., Lexington, South Carolina 29072 for the following purposes:

1. To elect as directors the nine nominees named in the accompanying proxy statement;
2. To approve the compensation of our named executive officers as disclosed in the accompanying proxy statement (this is a non-binding, advisory vote) ("Say-on-Pay");
3. To ratify the appointment of Elliott Davis, LLC as our independent registered public accountants for 2026; and
4. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning shares of our common stock at the close of business on March 13, 2026 are entitled to attend and vote at the meeting. A list of these shareholders will be available at our principal executive office prior to the meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual Meeting. This year, we are taking advantage of the rules of the U.S. Securities and Exchange Commission ("SEC") that allow us to furnish our proxy materials over the Internet. We are mailing to our shareholders a Notice of Internet Availability of Proxy Materials over the Internet, rather than mailing a full paper set of the materials. We anticipate that the Notice of Internet Availability of Proxy Materials will first be sent to shareholders on or before April 10, 2026. The Notice of Internet Availability of Proxy Materials contains instructions on how to access our proxy materials on the Internet, as well as instructions on obtaining a paper or e-mail copy of the proxy materials. This process will reduce our costs to print and distribute our proxy materials, while also reducing our environmental impact.

You have a number of ways to vote in addition to voting by ballot if you are present in person at the meeting, and we encourage you to use them. We encourage you to vote as soon as possible by telephone or through the Internet, or, if you requested or received printed proxy materials, by signing, dating and mailing your proxy card in the envelope enclosed. Telephone and Internet voting permit you to vote at your convenience, 24 hours a day, seven days a week. If your shares are held in the name of a bank, broker or other holder of record, you are considered the beneficial owner of shares held in "street name," and you will receive instructions from such holder of record that you must follow for your shares to be voted. Please follow those instructions carefully. Also, please note that if the holder of record of your shares is a bank, broker or other nominee and you wish to vote in person at the annual meeting, you must request a legal proxy or broker's proxy from your bank, broker or other nominee that holds your shares and present that proxy and proof of identification at the annual meeting.

Please use this opportunity to take part in our affairs by voting on the business to come before this meeting.

By order of the Board of Directors,

C. Jimmy Chao	Michael C. Crapps
Chairman of the Board	*President and Chief Executive Officer*

5455 Sunset Blvd., Lexington, South Carolina 29072
Telephone: (803) 951-2265 / Fax: (803) 358-6900

FIRST COMMUNITY CORPORATION
5455 Sunset Blvd. Lexington, South Carolina 29072

Proxy Statement, dated April 7, 2026, for Annual Meeting of Shareholders to be Held on May 20, 2026

The board of directors of First Community Corporation, "we," "us," "our," or the "company," is furnishing this proxy statement to solicit proxies for use at our 2026 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully. We anticipate that the Notice of Internet Availability of Proxy Materials will first be sent to shareholders on or about April 10, 2026. The proxy statement and the form of proxy relating to the annual meeting are first being made available to shareholders on or about April 10, 2026.

Voting Information

Our board of directors set March 13, 2026 as the record date for the meeting. Shareholders owning shares of our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote on all matters voted on at the meeting. There were 9,366,626 shares of common stock outstanding on the record date.

Quorum and Adjournment

A majority of the issued and outstanding shares of common stock entitled to vote at the meeting will constitute a quorum. If a quorum is not present or represented at the meeting, the shareholders entitled to vote, present in person or represented by proxy, shall have the power to adjourn the meeting, without notice other than announcement at the meeting, until a quorum is present or represented. At an adjourned meeting at which a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. Once a share is represented for any purpose at a meeting it is deemed present for quorum purposes unless a new record date is set. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Shares Held in Street Name

Many of our shareholders hold their shares through a broker, bank, or other nominee rather than directly in their own name. If you hold our shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and your broker, bank or nominee, who is considered the shareholder of record with respect to those shares, is forwarding these materials to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee how to vote and are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the shareholder of record giving you the right to vote the shares. Your broker, bank, or other nominee has enclosed or provided a voting instruction card for you to use to direct your broker, bank, or other nominee how to vote these shares.

If a share is represented for any purpose at the annual meeting by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purpose of establishing a quorum. Therefore, valid proxies which are marked "Abstain" or "Withhold" or as to which no vote is marked, including broker non-votes (which are described below), will be included in determining whether a quorum is present at the annual meeting.

Appointed Proxies

When you sign the proxy card, you appoint D. Shawn Jordan and John F. (Jack) Walker, IV as your representatives at the meeting. Messrs. Jordan and Walker will vote your proxy as you have instructed them on the proxy card. If you submit a proxy without indicating how your shares should be voted, Messrs. Jordan and Walker will vote your proxy for the election to the board of directors of all nominees listed below under "Election of Directors," for the approval of the compensation of our named executive officers as disclosed in this proxy statement (this is a non-binding, advisory vote), and for the ratification of the appointment of our independent registered public accountants for the year ending December 31, 2026. We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Messrs. Jordan and Walker will vote your proxy on such matters in accordance with their judgment.

Required Vote

Assuming that a quorum is present:

- *Proposal No. 1: Election of Directors.* Our directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. This means that the nominees who receive the highest number of votes are selected as directors up to the maximum number of directors to be elected at the meeting. There is no cumulative voting with respect to the election of directors. Abstentions, broker non-votes or the failure to return a signed proxy will not be counted and will have no impact on the election of a director. A shareholder may vote "FOR" or "WITHHOLD" authority to vote for each of the nominees. If a shareholder withholds authority to vote with respect to one or more director nominees, such vote will have no effect on the election of such nominees.
- *Proposal No. 2: Non-Binding, Advisory Vote on Compensation of the Named Executive Officers.* The proposal will be approved if the number of shares of common stock voted in favor of the matter exceeds the number of shares of common stock voted against the matter. *This vote is advisory and will not be binding upon our board of directors.* However, the Human Resources and Compensation Committee (which we refer to in this proxy statement as the "compensation committee") and the board of directors will take into account the outcome of the vote when considering future executive compensation arrangements. If a shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted "FOR" the approval of the compensation of our named executive officers. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the votes on this matter.
- *Proposal No. 3: Ratification of the Appointment of Elliott Davis, LLC.* The proposal will be approved if the number of shares of common stock voted in favor of the matter exceeds the number of shares of common stock voted against the matter. If a shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted "FOR" the ratification of the appointment of Elliott Davis, LLC as our independent registered public accountants for the year ending December 31, 2026. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the votes on this matter.

Revocability of Proxies and Changes to Your Vote

If you are a shareholder of record (i.e., you hold your shares directly instead of through a brokerage account), you may revoke your proxy or change your vote by

- signing and delivering another proxy with a later date,
- voting in person at the meeting, or
- voting again over the Internet or by telephone prior to 11:59 pm, Eastern Time, on May 19, 2026.

If you hold your shares through a brokerage account, you must contact your brokerage firm to revoke your proxy. Further, if you hold your shares in street name, your brokerage firm may vote your shares under certain circumstances. Brokerage firms have authority under stock exchange rules to vote their customers' unvoted shares on certain "routine" matters. We expect that brokers will be allowed to exercise discretionary authority for beneficial owners who have not provided voting instructions ONLY with respect to Proposal No. 3 *Ratification of the Appointment of Elliott Davis, LLC*—but not with respect to any of the other proposals to be voted on at the annual meeting. **If you hold your shares in street name, please provide voting instructions to your broker, bank or other nominee so that your shares may be voted on all other proposals.**

Solicitation of Proxies

The proxy for our annual meeting is being solicited on behalf of our board of directors. Proxies may be solicited by our directors, officers and other employees in person or by telephone, facsimile or other means of electronic communication. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with

such solicitation. We will bear the entire cost of soliciting proxies from you. In addition to the delivery of proxy materials by mail, we may request banks, brokers and other record holders to send proxies and proxy materials to the beneficial owners of our common stock and secure their voting instructions and will reimburse them for their reasonable expenses in so doing.

Important Notice of Internet Availability

This proxy statement and the accompanying 2025 Annual Report on Form 10-K are available to the public for viewing on the Internet at *www.proxyvote.com*. Pursuant to the SEC "Notice and Access" rules, we are furnishing our proxy materials to our shareholders over the Internet instead of mailing each of our shareholders paper copies of those materials. As a result, we will send our shareholders by mail a Notice of Internet Availability of Proxy Materials, which we refer to as the Notice, containing instructions on how to access our proxy materials over the Internet and how to vote. **The Notice is not a ballot or proxy card and cannot be used to vote your shares of common stock**. The Notice also tells you how to access your proxy card to vote on the Internet. If you received a Notice by mail and would like to receive a printed or emailed copy of the proxy materials, please follow the instructions included in the Notice. You will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the Notice.

If you own shares of common stock in more than one account—for example, in a joint account with your spouse and in your individual brokerage account—you may have received more than one Notice. To vote all of your shares of common stock, please follow each of the separate proxy voting instructions that you received for your shares of common stock held in each of your different accounts.

Availability of Information; Householding

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports, or Notices Regarding the Availability of Proxy Materials, if applicable, with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report, or Notice Regarding the Availability of Proxy Materials, if applicable, addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies. In accordance with these rules, only one proxy statement and annual report, or Notice Regarding the Availability of Proxy Materials, if applicable, will be delivered to multiple shareholders sharing an address unless we have received contrary instructions from one or more of the shareholders.

Shareholders who currently receive multiple copies of the proxy statement and annual report, or Notice Regarding the Availability of Proxy Materials, if applicable, at their address and would like to request "householding" of their communications should contact their broker if they are beneficial owners or direct their request to us at the contact information below if they are registered holders.

If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, or Notice Regarding the Availability of Proxy Materials, if applicable, please notify your broker, if you are a beneficial owner or, if you are a registered holder, direct your written request to the contact information below.

Upon written or oral request, we will promptly deliver a separate copy of our annual report on Form 10-K or this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered. Please address such requests to us at the contact information below.

First Community Corporation
Attention: Corporate Secretary
5455 Sunset Blvd.
Lexington, South Carolina 29072
Telephone: (803) 951-0500

Proposal No. 1

Election of Directors

Our board of directors currently consists of 14 members divided into three classes with staggered terms, so that approximately one-third of the board is elected each year. Following the merger with Signature Bank of Georgia and the related reconstitution and reclassification of the board, nine directors are standing for election at the 2026 annual meeting in order to preserve the company's classified board structure and align director terms following the merger. Those directors are C. Jimmy Chao, Michael C. Crapps, Fred J. Deutsch, Jan H. Hollar, W. James Kitchens, Jr., Jonathan W. Been, J. Ted Nissen, Thomas C. Brown and Roderick M. Todd, Jr.

Our current directors and their classes are:

Class I	Class II	Class III
Thomas C. Brown*	C. Jimmy Chao*	Jonathan W. Been*
Mickey E. Layden	Michael C. Crapps*	Ray E. Jones
E. Leland Reynolds	Fred J. Deutsch*	J. Ted Nissen*
Roderick M. Todd, Jr.*	Jan H. Hollar*	Jane S. Sosebee
	W. James Kitchens, Jr.*	Alexander Snipe, Jr.

* Standing for re-election by the shareholders at the meeting.

In connection with the merger with Signature Bank of Georgia, we reconstituted the board, appointed Jonathan W. Been and Fred J. Deutsch to the board pursuant to the terms of the merger, and reclassified director classes to align post-merger term expirations while preserving the company's classified board structure. Accordingly, notwithstanding their current class designations, the nominees for election at the annual meeting include (i) directors whose original terms expire at the 2026 annual meeting, (ii) directors whose election was accelerated in connection with the post-merger reclassification of the board, and (iii) Messrs. Been and Deutsch, who were appointed in connection with the merger and are standing for their initial election by shareholders. The reclassification was undertaken solely to align director terms following the merger while preserving the company's classified board structure, and no director's term was extended as a result of the reclassification.

The following five nominees, C. Jimmy Chao, Michael C. Crapps, Fred J. Deutsch, Jan H. Hollar and W. James Kitchens, Jr., if elected, will serve as Class II directors for terms expiring at the 2029 annual meeting. The board recommends that you vote FOR each of these nominees.

The following two nominees, Jonathan W. Been and J. Ted Nissen, if elected, will serve as Class III directors for terms expiring at the 2027 annual meeting. The board recommends that you vote FOR each of these nominees.

The following two nominees, Thomas C. Brown and Roderick M. Todd, Jr., if elected, will serve as Class I directors for terms expiring at the 2028 annual meeting. The board recommends that you vote FOR each of these nominees.

If a quorum is present, directors will be elected by a plurality of the votes cast at the meeting. This means the nine nominees receiving the highest number of votes cast will be elected as directors. There is no cumulative voting for the election of directors. Abstentions, broker non-votes, and failure to return a signed proxy will have no effect on the outcome of the vote on this matter. You may vote "FOR" or "WITHHOLD" authority to vote for each nominee. A vote to "WITHHOLD" authority with respect to one or more nominees will not affect the outcome of the election of those nominees. If you submit a proxy but do not specify how your shares should be voted, Messrs. Jordan and Walker will vote your proxy "FOR" the election of each of the nominees named in this proxy statement. If any of these nominees becomes unable or unwilling to serve (which we do not anticipate), Messrs. Jordan and Walker will vote instead for a replacement nominee recommended by the board of directors, unless you specifically instruct otherwise in your proxy.

Director Qualifications; Age Limit

All of our directors bring to the board leadership experience derived from their business, professional and prior board service. Several of our directors have deep familiarity with the company and our markets, including four directors who have served on our board since the company's inception in 1994. In addition, four directors previously served on the boards of companies we acquired in 2006, 2014 and 2026, and three directors have served on other unrelated bank boards. Certain individual qualifications and skills of our directors that contribute to the Board's effectiveness as a whole are described in the biographical information provided below.

Under our bylaws, a director who attains age 74 during his or her term of office may continue to serve until the end of that term, but is not eligible for re-election. None of the nominees for election at the 2026 Annual Meeting of Shareholders will attain age 74 prior to the date of the meeting.

Information Regarding Our Nominees and Directors

The following describes at least the last five years of business experience of each nominee proposed for election as a director, as well as the specific experience, qualifications, attributes or skills that led to the conclusion that the nominee should serve as our director. There is no family relationship between any of our directors, nominees or executive officers, and there are no arrangements or understandings between the directors and any other person pursuant to which he or she was or is to be selected as a director or nominee. Each of our directors is also a director of First Community Bank, which we refer to herein as the "bank."

Information Regarding Nominees for Directors

Set forth below is information about our five nominees to the board of directors. Each nominee has consented to being named as a nominee and agreed to serve if elected. If any named nominee is unable to serve, proxies will be voted for the remaining named nominees.

Class II Nominees

C. Jimmy Chao, 70, a Class II director, has served as our director since our formation in 1994 and as our chairman since 2021. Mr. Chao served as vice chair from May 2020 to May 2021. He resides in Lexington, South Carolina, and has been the President and CEO of Chao and Associates, Inc., an engineering firm specializing in Structural and Civil engineering and Land Surveying based in Columbia, South Carolina, since 1987. He earned an M.S. degree in Structural Engineering from the University of South Carolina and completed all coursework requirements for his Ph.D. Mr. Chao is a member of the American Society of Civil Engineers, the National Society of Professional Engineers, and the Society of American Military Engineers. In 2009, the American Society of Civil Engineers named him South Carolina Civil Engineer of the Year. He holds a Professional Engineer license in South Carolina, North Carolina, Georgia, Alabama, Florida, and numerous other states.

Mr. Chao is a past chair of the Educational Foundation of Lexington School District One and the Capital City Lake Murray Country Regional Tourism Board. He is also a member of the University of South Carolina's Design Review Committee. Since 2011, he has served as an adjunct professor in the University of South Carolina's Department of Civil and Environmental Engineering. In 2017, the Governor of South Carolina appointed him to the Board of Registration for Professional Engineers and Surveyors, where he served as Chair from 2022 to 2024. He currently serves as the Southern Zone Assistant Vice President of the National Council of Examiners for Engineering and Surveying.

Mr. Chao has a deep understanding of the challenges faced by small business professionals, a key market segment for us. He also possesses extensive knowledge of the business environment and the markets we serve.

Michael C. Crapps, 67, a Class II director, has served as our president and chief executive officer and as a director since our formation in 1994. He received a B.S. degree in Economics in 1980 from Clemson University, an M.B.A. degree from the University of South Carolina in 1984, and is a graduate of the LSU

Graduate School of Banking of the South. He began his banking career with South Carolina National Bank in 1980 and, from 1985 to 1994, he was with Republic National Bank in Columbia, South Carolina, where he became president, chief executive officer, and a director of that bank. During his career, Mr. Crapps has been responsible for virtually all aspects of banking, including branches, commercial banking, operations, credit administration, accounting, human resources, and compliance. Mr. Crapps has served the banking industry as a member of the Federal Reserve Bank of Richmond's Charlotte Branch Board of Directors and the Federal Reserve Bank of Richmond's Community Depository Institutions Advisory Council. He has also served with the South Carolina Bankers Association ("SCBA"), as a former chair and on its board of directors. The SCBA selected Mr. Crapps as the 1997 Young Banker of the Year. Additionally, he currently serves his local community as follows:

- Clemson University IPTAY Board of Directors and its Executive Committee,
- Midlands Business Leadership Group, serving on its Executive Committee, and
- Business Development Corporation Board of Directors and Executive Committee member.

He is a past chair of Navigating from Good to Great (Ng2G) Foundation Board of Directors, the Greater Lexington Chamber of Commerce, the Saluda Shoals Park Foundation and the South Atlantic Division of the American Cancer Society. Furthermore, he previously served on the Clemson University Foundation Board of Directors.

Mr. Crapps has received numerous awards during his career including several recognitions as one of the 50 Most Influential People in our local communities and is a 2022 inductee into the corresponding Hall of Fame. In 2021, he was recognized by SC Biz as the number one "Power Player" in the banking sector in South Carolina. He was recognized by the South Carolina Foundation for Educational Leadership and the South Carolina Association of School Administrators as a 2023 Distinguished South Carolina Public School Graduate, one of three people statewide to be recognized with this award. Also, in 2023, the Lexington Chamber and Visitors Center named Mr. Crapps the recipient of the Mike Till Impact Award.

Under Mr. Crapps' leadership, First Community Bank has been recognized multiple times as a "best bank," "best mortgage lender," and "best places to work" in addition to numerous lending awards from the Small Business Administration.

Mr. Crapps' experience in banking and vision for our company give him the leadership and consensus-building skills that provide significant insight and expertise to the board. As a lifelong resident of Lexington, South Carolina, he has significant ties to the Midlands of South Carolina. He has been very active in local community and civic organizations.

Fred J. Deutsch, 61, a Class II Director, has served as our director since our acquisition of Signature Bank of Georgia in January 2026. Mr. Deutsch was the founder and Chief Executive Officer of Signature Bank of Georgia, which operated in the Atlanta, Georgia market for 20 years prior to its acquisition by our company. Mr. Deutsch now serves as Executive Vice President and Director of Specialty Lending for First Community Bank, overseeing the expansion of SBA and USDA lending across all of the bank's markets. In addition to his institutional knowledge of Signature Bank, Mr. Deutsch brings to the board 32 years of banking experience with prior responsibilities including growth, profitability, strategic direction, governance and long-term planning. Notably, he navigated Signature Bank through the Great Recession, which was especially challenging in the State of Georgia, which had more bank failures than any other state and where 92 financial institutions failed. Mr. Deutsch earned his BBA from Mercer University and his MBA from Brenau University.

Mr. Deutsch's background as a founder-CEO of a long-standing Georgia community bank and his current leadership of specialty lending within our organization position him well to contribute to board oversight of strategy, growth and risk management. His experience guiding a bank through periods of economic stress and managing regulated lending businesses will help inform the board's deliberations on capital deployment, credit risk and long-term planning in today's banking environment.

Jan H. Hollar, 70, a Class II director, has served as our director since May 2021. Ms. Hollar is a retired banker with a career that spanned 40 years in community banking with institutions ranging in size from de novo to $4.5 billion. Prior to retiring, Ms. Hollar most recently served as interim chief executive officer of the Myrtle Beach Area Chamber of Commerce from May 2018 to August 2018. Before that, she served as chief executive officer and as a member of the Board of Directors of HCSB Financial Corporation (Nasdaq: HCFB), and its banking subsidiary Horry County State Bank, from April 2016 until it was acquired in July 2017 and as consulting CEO from October 2015 until April 2016. Ms. Hollar was hired by HCFB to rebuild and recapitalize the bank. From 2008 until 2017, Ms. Hollar owned and operated Jan H. Hollar, CPA, PC, a professional corporation providing accounting consulting for financial institutions. Ms. Hollar has served as chief financial officer for four different community banks and has directed bank operations in the areas of finance, accounting, deposits, loans, human resources, technology, facilities, strategic planning and shareholder relations. She is a licensed CPA in South Carolina with emeritus status and in North Carolina with retired status. She has worked as a consultant for a number of community banks and has served as an instructor at the South Carolina Banker's School. Ms. Hollar's community involvement and philanthropic activities include prior work with Lily Pad Haven, a Charlotte-based safe haven for sex-trafficking victims and the Kajiado Children's Home ministry in Kenya. A Furman University graduate, she holds a bachelor's degree in economics and business administration with a concentration in accounting. She currently resides in Greenville and Myrtle Beach, South Carolina.

Ms. Hollar's extensive experience in community banking including leadership positions in executive management and at the board level in addition to experience in a number of areas of bank operations bring substantial insight to our board as it relates to the opportunities, challenges and issues in the community banking industry and her connections to the Upstate of South Carolina provide us with insight and connection to that market.

W. James Kitchens, Jr., 64, a Class II director, has served as our director since our formation in 1994 and as our vice chair since 2021. Mr. Kitchens is president of Wealthplan, LLC, an accounting firm located in Columbia, South Carolina, and has served in that role since 1996. He is a Certified Public Accountant and an investment consultant and currently holds the Chartered Financial Analyst designation. Mr. Kitchens earned a B.S. degree in mathematics from The University of the South in 1984 and an M.B.A. degree from Duke University in 1986.

Mr. Kitchens brings to the board knowledge and understanding of tax and financial accounting issues. He has lived most of his life in the Midlands of South Carolina and has a strong knowledge of the business environment in the markets we serve.

Class III Nominees

Jonathan W. Been, 54, a Class III Director, has served as our director since our acquisition of Signature Bank of Georgia in January 2026. Mr. Been was an organizer of Signature Bank of Georgia, which operated in the Atlanta, Georgia market for 20 years prior to its acquisition by our company. He served on its board for 18 years, including serving several years as Loan Committee Chair and became Lead Director in 2024. Mr. Been had and continues to have a successful career in the home building industry. A third generation home builder, in 1995 he founded Wilson Parker Homes in the Atlanta, Georgia market which he subsequently sold in 2016. After a few years in the Naples, Florida market, Mr. Been returned to the Atlanta area and founded Direct Residential Homes in 2020, currently serving as its Chief Executive Officer. In addition to his institutional knowledge of Signature Bank and 18 years serving as a financial institution board member, as an experienced business professional, Mr. Been brings an understanding of the needs and challenges faced by local businesses and an extensive knowledge of our newest market, the Sandy Springs and Suwanee areas of Atlanta.

J. Ted Nissen, 64, a Class III director, has served as our director since July 2024. Mr. Nissen has been with the bank since its inception in 1995 and has been executive vice president and chief banking officer of the company and president and chief executive officer of the bank since July 2024. Prior to July 2024, Mr. Nissen served as executive vice president and chief banking officer of the company and president and chief banking officer of the bank since March 2021; chief commercial and retail banking officer of the company since June 2019; and executive vice president and chief commercial and retail banking officer of the bank since February 2013. He also serves as a member of the bank's Executive Leadership Team. A graduate of Presbyterian College in Clinton, South Carolina, Mr. Nissen has over 42 years of experience in the banking industry.

Mr. Nissen currently serves the banking industry as first vice-chair of the board of directors of the South Carolina Bankers Association (“SCBA”) and is past chair of the SCBA Community Bankers Division. He is the chair of the SSBCI and SBA 7(a) Loan Committee of the Business Development Corporation. Additionally, he serves on the Lexington County Health District Board. In 2023, he was the recipient of the Independent Banks of South Carolina (IBSC) Leadership Award.

Mr. Nissen is an active community leader. He currently serves as a director and member of the Executive Committee of the Lexington Medical Center Foundation, where he previously served as chair. He is also a past chair-elect and board member of EngenuitySC. In addition, he has served on the boards of the Columbia Chamber of Commerce, IBSC, Boys and Girls Club of the Midlands, Harvest Hope Food Bank, and the Midlands Technical College Foundation. He is a graduate of Leadership Columbia.

Mr. Nissen’s experience in banking and vision for our company give him the leadership and consensus-building skills that provide significant insight and expertise to the board. As a long-term resident of Lexington, South Carolina, and a lifetime resident of South Carolina, he has significant ties to the Midlands and the state of South Carolina. He has been very active in local community and civic organizations.

Class I Nominees

Thomas C. Brown, 68, a Class I director, has served as our director since our formation in 1994. Mr. Brown is currently the Priest-Rector at St. Paul’s Church in Greenville, South Carolina and has served in that role since 2011. From 2008 to 2011, he served as the Assistant Rector at All Saints Church, Pawleys Island, South Carolina. Previously, Mr. Brown was the president and owner of T.C.B. Enterprises of South Carolina, Inc., a Myrtle Beach-based restaurant business. Mr. Brown graduated from Clemson University in 1981 with a B.S. degree in Civil Engineering. He completed a three-year term serving on the Clemson Board of Visitors.

Mr. Brown has owned and operated a small business for many years. He has extensive knowledge of the small business environment and the related challenges. He brings to the board his unique insight and useful perspective related to the small business environment, which is a primary target market segment for us. Mr. Brown’s connection to the Greenville, South Carolina area provides us with insight and connection to that market.

Roderick M. Todd, Jr., 62, a Class I director, has served as our director since our merger with DeKalb Bankshares, Inc. in June 2006. Mr. Todd served as a director of DeKalb Bankshares, Inc. and the Bank of Camden, from their inception in 2001 until June 2006. In July 2000, Mr. Todd founded the law firm Roderick M. Todd, Jr. Attorney and Counselor at Law. Formerly, he was a partner in Cooper and Todd, LLP, Attorneys, from 1994 to 2000. Mr. Todd is a graduate of the University of South Carolina and the University of South Carolina School of Law.

Mr. Todd has extensive experience in running and operating his own legal practice in Camden, South Carolina. As a prior director of a start-up community bank, he brings additional insights to our board regarding community bank operations. He has strong ties to the Camden market, which is a market into which we expanded in 2006 through our acquisition of DeKalb Bankshares, Inc.

Information Regarding Continuing Directors

Set forth below is also information about each of our other directors.

Class III Directors

Ray E. Jones, 55, a Class III director, has served as our director since January 2021. Since 2004, Mr. Jones has served as a Partner in the Columbia office of Parker Poe Adams & Bernstein LLP, Attorneys and Counselors at Law. In his role as Partner in the Columbia office of Parker Poe, Mr. Jones provides advice and counsel to a broad spectrum of clients in matters relating to public finance, local taxation, financing of affordable housing and economic development. A native of Columbia, South Carolina, Mr. Jones attended the University of South Carolina where he received a Bachelor’s degree in Finance, a Master’s in International

Business Administration through the Darla Moore School of Business and a Juris Doctorate through the School of Law. Mr. Jones has received numerous recognitions for his work as an attorney focused on economic development and public finance.

Furthermore, Mr. Jones has served on the following boards:

- Saluda Shoals Foundation, Board of Directors, 2013-2020, Chair, 2017,
- March of Dimes, Board of Directors, South Carolina Chapter, 2005-2010; Chair, 2007-2008, and
- South Carolina Economic Developers' Association, Board of Directors, 2011-2013.

With more than 20 years of experience, Mr. Jones brings a wealth of knowledge of South Carolina businesses, local government, public finance, affordable housing and economic development and is an invaluable asset to our board.

Jane S. Sosebee, 69, a Class III director, has served as our director since May 2019. Ms. Sosebee retired in 2023 after over 44 years of experience in the telecommunications industry. From 2019 until her retirement, she was the state President of AT&T South Carolina, where she was responsible for its regulatory, economic development, legislative and community affairs activities in the state. She served AT&T and its predecessor companies for over 44 years in various leadership positions. Ms. Sosebee has worked closely with state and community leaders to help bring new technology and jobs to the state and improve the quality of life for South Carolinians.

A native of Laurens, South Carolina, Ms. Sosebee attended Clemson University, where she was awarded a Bachelor's degree in English. She has served on and chaired the Clemson University Foundation Board. In 2009, she was awarded the University's Distinguished Service Award. This award is the highest honor that the Alumni Association can bestow and is given to those alumni who have not only devoted their life to professionalism and public service, but who have also continued a lifelong dedication to Clemson University. In 2023, the Honorable Governor Henry McMaster awarded Ms. Sosebee the Order of the Palmetto, the highest civilian honor awarded by the Governor of South Carolina, which is awarded to South Carolinians who demonstrate extraordinary lifetime achievement, service and contributions of national or statewide significance. She is currently serving or has served the local Upstate South Carolina community as follows:

- Clemson University Finance Corporation – Past Board Member
- Greenville Chamber – Past Board Member and Chair
- Upstate Alliance – Past Board Member and Chair
- Peace Center – Past Trustee
- Urban League of the Upstate – Past Regional Board Member
- Tri-County Technical College Foundation – Past Board Member
- Anderson Chamber – Past Board Member
- Palmetto Bank – Past Director
- First Citizens Bank – Past Community Advisory Board Member
- Leadership SC Alumna
- Leadership Anderson Alumna
- Fort Hill Presbyterian Church – Elder

Ms. Sosebee's extensive business experience, volunteerism, leadership, and knowledge of the markets that we serve qualify her to serve on our board of directors and enhance her ability to contribute as a director.

Alexander Snipe, Jr., 74, a Class III director, has served as our director since May 2005. Since September 1992, Mr. Snipe has been the president and chief executive officer of Glory Communications, Inc., which is headquartered in Columbia, South Carolina, and operates radio stations in Columbia, Florence, and Moncks Corner, South Carolina; and Augusta, Georgia. Prior to forming Glory Communications, Inc., Mr.

Snipe was a general sales manager at one of Columbia's top radio stations for 10 years. He has over 40 years of broadcasting experience and over 30 years in broadcasting ownership; is a past member of the South Carolina Broadcasters Association board of directors; is a past president of such Association; and is a member of the South Carolina Broadcasters Hall of Fame. He is a former board member of the Columbia Urban League, the William L. Bonner Bible College, The Gospel Heritage Foundation, and the National Association of Broadcasters Radio Board.

Mr. Snipe has significant experience operating a small business since 1992. He is an active community leader and serves several other associations and foundations. He has strong ties to the Midlands of South Carolina and has extensive knowledge of the business environment and the markets we serve.

Class I Directors

Mickey E. Layden, 71, a Class I director, has served as our director since May 2019. Ms. Layden is the Founder/Chair Emeritus of LCK, LLC. As of January 1, 2026, LCK became a sister company of Colliers International of South Carolina. Prior to January 1, 2026, Ms. Layden was the CEO of LCK, LLC, a partner firm of Colliers International South Carolina and a women-owned project management services organization. She was also Executive Vice President and Principal of Colliers International South Carolina. Since 1988, Ms. Layden led the real estate management division of Colliers International South Carolina, overseeing a large staff and responsible for over 26 million square feet of space. Ms. Layden served in senior leadership roles at the national level within the Institute of Real Estate Management ("IREM"), including Senior Vice President for Membership, IREM Foundation board member, IREM faculty member and chair of numerous other committees within the organization. In January 2020, she was recognized as one of the "50 Most Influential People in Columbia" by the Columbia Business Monthly. Furthermore, she has been recognized in many publications and organizations as a woman of influence in the business community, receiving the 2013 Influential Women in Business CEO Award, the 2010 Corporate TWIN Award, the 2011 Girl Scouts of South Carolina Mountains to Midlands Women of Distinction Award, and she was included in the Columbia Business Monthly's 2011 "Women of Influence". She currently serves her local community as a member of the board of directors of Lexington Health, where she is chair-elect and is a member of the Midlands Business Leadership Group.

Additionally, Ms. Layden is a past chair of the board of directors of Midlands Housing Alliance, Inc. (Transitions) and secretary and executive committee member of the YMCA board of directors. She has served in leadership roles of many other organizations and community projects throughout her career, including being a past member of the board of trustees of South Carolina Independent Colleges and Universities.

As an experienced business professional, Ms. Layden has many ties to the Midlands of South Carolina and has been very active in local community and civic organizations, all of which qualify her to serve on our board of directors and enhance her ability to contribute as a director.

E. Leland Reynolds, 71, a Class I director, has served as our director since our merger with Savannah River Banking Corporation in February 2014. He is the co-owner and vice president, since 1986, of H. G. Reynolds Co., Inc., a regional general contractor specializing in governmental and educational construction. Mr. Reynolds is a graduate of Clemson University, where he received his degree in Building Science. His civic and professional associations include Clemson University, Aiken Edgefield Economic Development Partnership, and USC Aiken. Recently, Mr. Reynolds became a member of the City of Aiken's Design Review Board. He previously served on the City of Aiken's Design Review Board for 11 years in the 1990s and early 2000s.

Mr. Reynolds' experience and background as a co-owner and executive of a regional business allows him to bring significant management and leadership skills to our board. He has strong community ties to Aiken, South Carolina and the surrounding markets.

Information Regarding Our Executive Officers

Biographical Information

Biographical information for each of our executive officers is provided below (other than Messrs. Crapps and Nissen). Because Messrs. Crapps and Nissen also serve on our board of directors, we have provided their biographical information above with our other directors.

Robin D. Brown, 58, has been with the bank since it began organization in August of 1994. She has served as chief human resources officer and chief marketing officer of the company since June of 2019; and executive vice president and chief human resources officer and chief marketing officer of the bank since February 2013. She also serves as a member of the bank's Executive Leadership Team. Ms. Brown has 41 years of experience in the banking industry and worked for the National Bank of South Carolina and Republic National Bank prior to joining the company. Ms. Brown served on, and is a past Chairperson of, the Human Resources Committee of the South Carolina Bankers Association. Ms. Brown is a magna cum laude graduate of the University of South Carolina Honors College and received her B.S. degree in Business Administration and did post graduate work at the USC School of Business. She is a founding board member of the Lexington County Sheriff's Foundation, where she has served in various roles since 1999. She is a past board member of Carolina Wildlife Center and is a past board member of the Palmetto Center for Women. She is also a graduate of Leadership Lexington County. She was a 2012 Tribute to Women in Business (TWIN) honoree.

Sarah T. Donley, 60, has been with the bank since 1997 and has over 36 years of banking and financial services experience. On January 1, 2025, she was promoted to executive vice president and chief operations officer/chief risk officer of the company and the bank and joined the bank's Executive Leadership Team. Prior to January 2025, Ms. Donley served as senior vice president and controller of the bank since 2015. She has also held roles in finance, accounting, operations, and information technology since joining the bank in 1997. Ms. Donley earned a Bachelor of Arts in economics with a minor in business administration and psychology from Wittenberg University and is a CPA. She is also a graduate of the First Community Bank Leadership Institute. Ms. Donley has served as a volunteer or financial supporter of local organizations including Midlands Reading Consortium, Sole Stepping, and Palmetto Place.

Vaughan R. Dozier, Jr., 45, has been with the bank since 2008 and has over 21 years of banking experience. On January 1, 2024, he was promoted to executive vice president, chief commercial and retail banking officer, South Region of the company and the bank. He also serves on the bank's Executive Leadership Team. Before that, he served as the regional president for the bank's Lexington Region. In 2020, he was selected as the Outstanding Young Banker of the Year by the South Carolina Bankers Association. He graduated with a degree in business administration from Presbyterian College. He is also a graduate of the South Carolina Bankers School and Leadership Columbia. He is a graduate of the First Community Bank Leadership Institute. He is active in the community, currently serving on the South Carolina Bankers Association Community Bankers board. He is a member of the Cayce/West Columbia Rotary Club currently serving as Treasurer. In the past, he has served on the board of directors for several organizations, including Beginnings SC, The River Alliance, and Presbyterian College Alumni Association.

D. Shawn Jordan, 58, has served as executive vice president and chief financial officer of the company and the bank since January 2020, and as executive vice president since November 2019. He also serves as a member of the bank's Executive Leadership Team. During Mr. Jordan's 34-year career in the banking industry, he has held leadership and executive positions with public and private financial institutions including local, regional and national organizations. His responsibilities have included corporate analytics; strategic planning; budgeting; forecasting; management, board, regulatory and external reporting; balance sheet management, including capital, liquidity, funding and interest rate risk planning and management; expected credit losses and allowance for loan and lease losses modeling, including CECL; regulatory relations; wealth management; valuation analysis; and mergers and acquisitions. Mr. Jordan served as senior vice president and manager of corporate analytics with IBERIABANK from April 2018 to November 2019. Prior to joining IBERIABANK, from October 2011 until its merger with State Bank Financial Corporation in October 2017, Mr. Jordan worked with AloStar Bank of Commerce where he served as executive vice president and chief financial officer. Mr. Jordan stayed on with State Bank Financial Corporation until March 2018. He holds a bachelor's degree in economics from Centre College and an M.B.A. from Eastern Kentucky University.

Joseph Andrew (Drew) Painter, 48, has been with the bank since 2003 and has 26 years of experience in the banking industry. On January 1, 2024, he was promoted to executive vice president, chief commercial and retail banking officer, North Region of the company and the bank. He also serves on the bank's Executive Leadership Team. Prior to the promotion, he served as the regional president for the Columbia Region, where he also served as a commercial banker for First Community Bank for 20 years. He is a graduate of the University of South Carolina in Columbia, SC. He is currently serving as Board Chair for the Baptist Healthcare System of South Carolina. He is the former Board Chair for the Prisma Health Children's Hospital in Columbia, SC as well as former Board Chair for the Prisma Health Midlands Foundation. He currently serves as Vice Chair of the Main Street District of Columbia, SC where he previously served as Treasurer. He is the past Chair of the Legislative Committee of the South Carolina Bankers Association and currently serves on the South Carolina Bankers School Board and is a graduate of the South Carolina Bankers School. In 2018, he was selected as the Outstanding Young Banker of the Year by the South Carolina Bankers Association. He is the former President of the Spring Valley Rotary Club. He is a graduate of Leadership Columbia and the First Community Bank Leadership Institute.

John F. (Jack) Walker, IV, 60, has over 37 years of experience in the banking industry. Mr. Walker has served as executive vice president and chief credit officer of the company and the bank since August 2019. He joined the bank in September 2009 and previously held various credit administration roles. He also serves as a member of the bank's Executive Leadership Team. From 2005 through 2009, he worked at NetBank Business Finance as a director of franchise/commercial credit. Prior to this, he was with SouthTrust Bank for five years as a senior vice president – commercial banking and for 11 years with SunTrust Bank as a first vice president. He earned a bachelor's degree in computer science from Yale University. He is a graduate of the First Community Bank Leadership Institute.

Proposal No. 2

Non-Binding, Advisory Vote on Compensation of the Named Executive Officers

The rules adopted by the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 enable our shareholders to vote to approve, on a non-binding basis, the compensation of our named executive officers. Accordingly, we are asking you to approve the compensation of our named executive officers, as described under "Director and Executive Officer Compensation," including the tabular and narrative disclosures contained in this proxy statement. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers as described in this proxy statement in accordance with the applicable SEC compensation disclosure rules.

Our compensation programs are designed to reward our named executive officers for achieving strategic and operational goals and increasing shareholder value, while avoiding the encouragement of unnecessary or excessive risk-taking. We believe that our compensation policies and procedures are competitive and focused on performance and are aligned with the long-term interest of our shareholders.

This proposal, commonly known as a "Say-on-Pay" vote, allows shareholders to express their views on the compensation of our named executive officers, as disclosed in this proxy statement. This vote is advisory and will not be binding on us, the board of directors or the compensation committee. However, we will take into account the outcome of the vote when considering future executive compensation arrangements. At the 2025 Annual Meeting of Shareholders, our shareholders voted to hold the advisory vote on executive compensation every year. Accordingly, we currently hold an annual say-on-pay vote, and the next shareholder advisory vote on the frequency of say-on-pay votes will occur no later than our 2031 Annual Meeting of Shareholders.

The board of directors believes our compensation policies and procedures achieve this objective and, therefore, recommends that shareholders vote "FOR" the proposal through the following resolution:

> "RESOLVED, that the compensation paid to our named executive officers, as disclosed in our Proxy Statement for the 2026 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the compensation tables and related narrative discussion, is hereby APPROVED."

If a quorum is present, the proposal will be approved if the number of shares of common stock voted in favor of the matter exceeds the number of shares of common stock voted against the matter. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the vote on this matter.

Proposal No. 3

Ratification of Appointment of the Independent Registered Public Accounting Firm

On March 11, 2026, our Audit and Compliance Committee, which we refer to herein as the audit committee, of the board of directors appointed Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2026. Although we are not required to seek shareholder ratification of the selection of our accountants, we believe obtaining shareholder ratification is desirable. If the shareholders do not ratify the appointment of Elliott Davis, LLC, the audit committee will re-evaluate the engagement of our independent auditors. Even if the shareholders do ratify the appointment, our audit committee has the discretion to appoint a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interest of our shareholders and the company. We expect that a representative of Elliott Davis, LLC will be available either in-person or via telephone during the meeting to respond to appropriate questions from shareholders. The representative will also have an opportunity to make a statement if he or she desires to do so.

If a quorum is present, this proposal will be approved if the number of shares of common stock voted in favor of the matter exceeds the number of shares of common stock voted against the matter. Because this proposal is a "routine" matter, if you do not submit voting instructions to your broker, your broker may exercise its discretion to vote your shares on this proposal. Accordingly, broker non-votes are not expected on this proposal. Abstentions and the failure to return a signed proxy will have no effect on the outcome of the vote on this matter.

The board unanimously recommends that shareholders vote "FOR" the ratification of the appointment of Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2026.

CORPORATE GOVERNANCE

Introduction

Our directors meet regularly to review our operations and discuss our business plans and strategies. Our board of directors met 15 times during 2025. Each director attended at least 75% of the combined total of meetings of the board and meetings of each committee on which such director served during 2025. Neither our board nor the nominating committee has implemented a formal policy regarding director attendance at an annual meeting of shareholders. Although board members are encouraged to attend the annual meeting of shareholders, we recognize that conflicts may occasionally arise that will prevent a director from attending an annual meeting. Nine of the 12 directors then serving on our board attended the 2025 Annual Meeting of Shareholders in person.

Director Independence

Under the rules of The Nasdaq Stock Market, which we refer to herein as Nasdaq, independent directors must constitute a majority of a listed company's board of directors. A director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director.

Our board has determined that a majority of its members are independent as defined by the listing standards of Nasdaq. Specifically, our board of directors has determined that the following directors are independent: Jonathan W. Been, Thomas C. Brown, C. Jimmy Chao, Jan H. Hollar, Ray E. Jones, W. James Kitchens, Jr., Mickey E. Layden, E. Leland Reynolds, Alexander Snipe, Jr., Jane S. Sosebee, and Roderick M. Todd, Jr. Michael C. Crapps and J. Ted Nissen are considered inside directors and, therefore, are not independent because of their employment as executive officers of the company. Furthermore, Fred J. Deutsch is considered an inside director and, therefore, is not independent because of his employment as an officer of the bank.

In making its independence determinations, the board considered, in addition to the factors that would trigger disclosure under Item 404, the payment of real estate project management and loan inspection services fees to LCK, LLC pursuant to normal market terms. Such fees totaled $4,908, $0 and $10,500 in 2025, 2024 and 2023, respectively. At the time of those transactions, Ms. Layden owned 67% of the equity of LCK, LLC and served as its Chief Executive Officer and as a member of its board of directors. Effective January 1, 2026, LCK, LLC became a wholly owned subsidiary of Colliers International of South Carolina. Ms. Layden is no longer involved as an officer of LCK, LLC or Colliers International of South Carolina, is not in a position to influence decision-making for either entity and is not incentivized based on the profitability of either entity. The board determined that Ms. Layden's interest in these transactions was financially de minimis and would not interfere with the exercise of her independent judgment in carrying out the responsibilities of a director.

Code of Business Conduct and Ethics

The board of directors has established a Code of Business Conduct and Ethics that applies to all directors, officers and employees, which may be found by clicking the link for "Investors" under the "About" tab on our website at *www.firstcommunitysc.com*. The information on our website is not part of this proxy statement. We intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, the Code of Business Conduct and Ethics. Shareholders may request a copy of the Code of Business Conduct and Ethics by written request directed to First Community Corporation, Attention: Corporate Secretary, 5455 Sunset Blvd., Lexington, South Carolina 29072.

Stock Ownership Guidelines

We maintain stock ownership guidelines applicable to (i) each member of our Executive Leadership Team, which includes our executive officers, who is expected to own a minimum of two times his or her annual base salary, and (ii) directors, who were directors prior to February 21, 2023, who are expected to own a

minimum of 10,000 shares of our common stock. Executive Leadership Team members are permitted to sell and/or surrender up to 50 percent of vested stock awards primarily to satisfy tax withholding obligations on vested shares. Director deferred units held in our Amended and Restated Non-Employee Director Deferred Compensation Plan are included in such director's ownership calculations. There is no period for either our Executive Leadership Team members or directors to achieve compliance; however, we monitor compliance with these guidelines on an ongoing basis, and covered persons are subject to pre-clearance requirements before trading in our common stock.

Effective February 21, 2023, we approved the following stock ownership guidelines applicable to new directors, on or after February 21, 2023: (i) to own a minimum of 1,000 shares of our common stock; (ii) to own a minimum of 5,000 shares of our common stock within five years of becoming a director (the "long-term ownership requirement"); and (iii) to own a minimum of 10,000 shares of our common stock before selling shares of our common stock. Any director deferred units held in our Amended and Restated Non-Employee Director Deferred Compensation Plan are included in such director's ownership calculations. If a director does not meet the long-term ownership requirement, the director's cash retainer will be deferred into share units under our Amended and Restated Non-Employee Director Deferred Compensation Plan until the long-term ownership requirement is met.

We monitor ownership levels and compliance on an ongoing basis by requiring Executive Leadership Team members and directors to receive pre-approval from the chief executive officer or chief financial officer prior to trading in our common stock.

Insider Trading Policies and Procedures

We have adopted a written insider trading policy (the "Insider Trading Policy" or "Policy") that applies to the company, including any of its subsidiaries, and all of its personnel, including its directors, officers, and employees. Trading restrictions, however, also extend to related parties including entities controlled by the covered person, and family members who reside with them. The Policy is designed to promote compliance with insider trading laws and applicable stock exchange rules. The Policy prohibits the purchase or sale of the company's securities by any covered person while in possession of material nonpublic information until after a lapse of two full business days after the company has announced such material nonpublic information. It includes pre-clearance requirements for directors, executive officers, and certain other employees before engaging in any transaction involving company securities.

The Policy establishes regular blackout periods around the release of earnings and other material financial information, during which trading is not permitted, as applicable to directors, Section 16 Officers, and any individual the Board designates as a covered person. It also restricts hedging, short sales, and pledging of company securities. Covered individuals are responsible for maintaining the confidentiality of nonpublic information and are prohibited from sharing such information with others who might trade on it ("tipping").

The Policy also outlines pre-clearance procedures for the adoption and use of Rule 10b5-1 trading plans in accordance with SEC regulations. In particular, such a trading plan must be adopted only outside of a restricted period (as defined by the policy) and where the covered person is unaware of material nonpublic information. To that end, the plan requires the covered person to state that they are unaware of any material nonpublic information, and that the plan is being entered into in good faith and not as part of a scheme to evade Rule 10b5-1. For directors and officers subject to Section 16 of the Exchange Act, trading may not begin until the later of (i) 90 days following adoption or modification of the Rule 10b5-1 plan or (ii) two business days following the filing of the company's Form 10-Q or Form 10-K for the fiscal quarter in which the Rule 10b5-1 plan was adopted or modified, subject to a maximum cooling-off period of one hundred twenty (120) days. All other individuals are subject to a minimum cooling-off period of thirty (30) days. The company prohibits the maintenance of multiple overlapping Rule 10b5-1 plans and, generally, prohibits single-trade Rule 10b5-1 plans, except where expressly permitted under applicable law and approved in advance by a Trading Compliance Officer.

The company believes this Policy is reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and to reinforce a culture of integrity and accountability with respect to the handling of material nonpublic information. Any exception to the Insider Trading Policy is thoroughly reviewed and must be approved in advance by the Trading Compliance Officer. All exceptions must be documented in writing and the Trading Compliance Officer is required to report any exception involving a director or executive officer to the board or appropriate committee.

Prohibition on Short Sales, Hedging, and Pledging of Company Securities

We consider it improper and inappropriate for our directors, officers, and employees to engage in short-term or speculative transactions in the company's securities, or in transactions that could result in inadvertent violations of insider trading laws. Accordingly, the Insider Trading Policy includes the following prohibitions:

- ***Short Sales***: Directors, officers, and employees are prohibited from engaging in short sales of the company's securities, including transactions that involve selling securities not owned at the time of sale or not timely delivered in accordance with SEC rules. The Insider Trading Policy also addresses restrictions on certain options transactions that may be deemed short sales under Section 16(c) of the Exchange Act.

- ***Hedging Transactions***: Directors, officers, and employees are prohibited from entering into hedging or monetization transactions—such as zero-cost collars, forward sale contracts, or similar arrangements—that are designed to offset decreases in the market value of company securities. These transactions may misalign insider interests with those of shareholders by minimizing the economic risk of ownership.

- ***Pledging and Margin Accounts***: Directors, officers, and employees are prohibited from holding company securities in margin accounts or pledging them as collateral for loans. This restriction is intended to prevent the forced sale of securities at a time when the individual may possess material nonpublic information. An exception is provided for securities that were already held in a margin account or pledged as of the Policy's effective date of January 27, 2026. Any renewal, extension or material modification of a pre-existing pledge or margin arrangement shall require the prior approval of the board or a committee thereof designated by the board.

These provisions are intended to align the interests of insiders with long-term shareholders and support compliance with applicable securities laws.

Clawback Policy

The compensation committee believes it is appropriate to adjust or recover incentive awards or payments in the event the financial reporting measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. As required under SEC and Nasdaq rules, our board of directors approved the Incentive Compensation Recovery Policy (the "Clawback Policy") effective September 19, 2023. The Clawback Policy applies in the event that we are required to prepare an accounting restatement. In such event, the company shall recover any awarded incentive compensation received by an executive officer during the three completed fiscal years immediately preceding the date of such restatement that exceeds the amount that would have been received if based on the restated amounts, without regard to taxes paid by the executive officer. We will not indemnify any executive officer against the loss of any incorrectly awarded or otherwise recouped incentive compensation. The obligation to recover such erroneously awarded compensation is not dependent on if or when the company files restated financial statements with the SEC and does not require any finding of misconduct by an executive officer or such officer being found responsible for the accounting error leading to the accounting restatement.

Communications with the Board of Directors

Shareholders may communicate directly to our board of directors in writing by sending a letter to the board at: First Community Corporation, Attention: Corporate Secretary, 5455 Sunset Blvd., Lexington, South Carolina 29072. All letters directed to the board of directors will be received and processed by the corporate secretary and will be forwarded to the chairman of the nominating committee without any editing or screening.

Board Leadership Structure

We are focused on our corporate governance practices and value independent board oversight as an essential component of strong corporate performance to enhance shareholder value. Our commitment to independent oversight is demonstrated by the fact that a majority of our directors are independent. In addition, each member of our board of directors' audit, compensation, and nominating committees is independent.

Our board of directors believes that it is preferable for one of our independent directors to serve as chairman of the board. Director C. Jimmy Chao was appointed to serve as chairman of our board on May 19, 2021. Mr. Chao served as vice chair of our board since May 2020 and has served as our director since our formation in 1994. We believe it is the chairman's responsibility to guide the board as it provides leadership to our executive management while our chief executive officer manages the company. As directors continue to be faced with more oversight responsibility than ever before, we believe it is beneficial to have separate individuals in the role of chairman and chief executive officer. In making its decision to have an independent chairman, our board of directors considered the time and attention that Messrs. Crapps and Nissen are required to devote to managing our day-to-day operations. By having another director serve as chairman of our board of directors, Messrs. Crapps and Nissen are able to focus more of their attention on running the company and the bank. This will also ensure there is no duplication of effort between the chairman and the chief executive officer of the company and the chief executive officer of the bank. We believe this board leadership structure is appropriate in maximizing the effectiveness of board oversight and in providing perspective to our business that is independent from executive management.

We recognize that different board leadership structures may be appropriate for companies in different situations. We will continue to reexamine our corporate governance policies and leadership structures on an ongoing basis to ensure that they continue to meet our needs.

Board's Role in Risk Oversight

Our audit committee is primarily responsible for overseeing our risk management processes on behalf of the full board of directors. The audit committee focuses on financial reporting risk and oversight of the internal audit process. It receives reports from management at least quarterly regarding our assessment of risks and the adequacy and effectiveness of our internal control systems, as well as reviews reports through our Enterprise Risk Management process that include credit and market risk (including liquidity and interest rate risk) and operational risk (including compliance and legal risk). Strategic and reputation risk are also regularly considered by the audit committee. The audit committee also receives reports from management addressing the most serious risks impacting our day-to-day operations. Our director of internal audit reports to the audit committee and meets with the audit committee in executive sessions as needed to discuss any potential risk or control issues involving management. The audit committee reports regularly to the full board of directors, which also considers our entire risk profile. The full board of directors focuses on certain significant risks facing the company and on certain aspects of our general risk management strategy. Management is responsible for the day-to-day risk management processes. Our board has appointed a chief risk officer responsible for the strategic management of compliance, operations, cyber, fraud and physical security. Our credit and balance sheet management risks are managed by our chief credit officer and chief financial officer, respectively. We believe this division of responsibility is the most effective approach for addressing the risks facing our company and that our board leadership structure supports this approach.

Our compensation committee is responsible for overseeing the management of risks related to our executive and non-executive compensation plans. Our nominating committee oversees the management of risk associated with the board, including independence, nomination and competence of the directors. Our loan committee is responsible for the oversight of the management of risks related to our loan portfolio. Our asset-liability committee is responsible for oversight of the management of risks associated with our policies and procedures related to all aspects of balance sheet management, including investment management, liquidity management, interest rate risk management, and capital management.

Cyber and Information Security. Cybersecurity risk management is led by our information security and third party risk officer ("ISO"), who reports functionally to our board, administratively to our chief risk officer and works in coordination with our enterprise risk management and information technology departments. The ISO provides regular updates to our senior management and the audit committee of our board. We use a combination of internal assessments and third-party penetration testing to evaluate our cybersecurity risk posture. These assessments help identify potential vulnerabilities and inform our prioritization of mitigation efforts. As part of our incident response planning, we maintain and periodically update a formal cyber incident response plan, which is tested through tabletop exercises and simulation scenarios. These exercises involve representatives from key departments and are designed to assess our preparedness, validate response procedures, and identify areas for improvement.

With respect to cybersecurity, on a quarterly basis, our audit committee receives reports from management on cybersecurity risks and preparedness. Interim reports are to be produced in the case of any extraordinary events. While our audit committee, and the board of directors to which it reports, oversees our cybersecurity risk management, our management and information technology, and enterprise risk management departments, specifically our ISO, are responsible for the day-to-day cybersecurity risk management processes. Threats from cyber-attacks are severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. Security awareness training is conducted regularly to increase overall employee awareness about cyber threats. Our systems and those of our customers and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future. We maintain a cyber insurance policy that is designed to reduce the risk of loss resulting from cybersecurity breaches. While we believe that our cybersecurity programs are appropriate and have been effective to prevent material incidents thus far, risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of online banking, mobile banking and other technology-based products and services by us and our customers. As of the date of this proxy statement, we have not experienced any material cybersecurity incidents.

Environmental, Social and Governance (ESG). Our board of directors understands its role as steward of long-term corporate performance, and that a board of directors has an important role to play in overseeing the company's efforts to be aware of, and to navigate, the evolving risks and opportunities related to ESG matters. Our compensation committee annually reviews our compensation strategies, benefit plans including insurance and retirement and equity programs, and considers issues of fairness to employees and long-term sustainability of our business as part of its review. Our nominating committee reviews governance matters, is focused on diversity and considers diversity to be an important consideration as we seek to best understand how to effectively do business in and serve our community. Committees of the board of directors assist the board of directors in fulfilling its oversight responsibilities with respect to our development and implementation of corporate social responsibility initiatives, including those related to various ESG matters. In 2026, we will continue to evaluate ESG and respond as appropriate to evolving guidance and expectations.

We have a company-wide recycling program and encourage our employees to reduce, reuse and recycle waste. We also have a monthly service for commingled recycling pickup at many of our banking locations. Furthermore, we shred paper for security purposes, but it also has a positive impact on the environment. We have taken innovative steps to improve our energy usage by changing old light fixtures to LED light fixtures beginning in 2022. We plan to upgrade the energy efficiency of some of our locations each year until all of our locations have been upgraded.

Committees of the Board

Our board of directors has an audit committee, a compensation committee, and a nominating committee. Each committee serves in a dual capacity as a committee of the company and of the bank.

Audit Committee

Our audit committee met five times in 2025. The following directors are members of our audit committee: Jane S. Sosebee (Chair), Jan H. Hollar, Ray E. Jones, W. James Kitchens, Jr., and Jonathan W. Been. Mr. Been joined the board and audit committee as a result of our merger with Signature Bank of Georgia, which became effective at 11:59 PM, Eastern Time on January 8, 2026. Our board of directors has determined that all of these committee members are independent, as defined under the Nasdaq listing standards. Our board has also determined that Mr. Kitchens qualifies as an "audit committee financial expert" under SEC rules.

Our audit committee operates under a written charter adopted by the board of directors and is responsible for reviewing our financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. In addition to its audit-related responsibilities, the audit committee also oversees the company's compliance with applicable legal and regulatory requirements and the company's risk management and compliance programs, as further described in its charter. Our audit committee approves the independent auditors, reviews and approves the auditor's audit plans, and reviews with the independent auditors the results of the audit and management's responses. The audit committee also has the authority to retain independent legal, accounting, and other advisors as it deems necessary to carry out its responsibilities. The audit committee charter may be found by clicking on the link for "Investors" under the "About" tab on our website at *www.firstcommunitysc.com*. The charter outlines the audit committee's responsibilities for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts and may be amended by the board at any time. The audit committee reports its findings to our board of directors.

Compensation Committee

Our compensation committee met six times during 2025 and reviewed our compensation policies and practices and concluded that they do not create risks that are reasonably likely to have a material adverse effect on us. The following directors are members of the compensation committee: Thomas C. Brown (Chair), Mickey E. Layden, E. Leland Reynolds, Alexander Snipe, Jr. and Roderick M. Todd, Jr. Our board of directors has evaluated the independence of the members of our compensation committee and has determined that each member of our compensation committee meets the definition of an "independent director" under Nasdaq standards and qualifies as a "non-employee director" under Rule 16b-3 under the Exchange Act.

Our compensation committee operates under a written charter adopted by the board of directors and is responsible for developing and making recommendations to the board with respect to our board and executive compensation policies and for the approval and administration of our existing and proposed board and executive compensation plans. In addition, as set forth in its charter, our compensation committee oversees our broader compensation, benefits, and human resources policies and programs. The compensation committee charter may be found by clicking on the link for "Investors" under the "About" tab on our website at *www.firstcommunitysc.com*.

Our compensation committee is responsible for reviewing and recommending to the board of directors the compensation of directors and chief executive officers of the company and the bank. The compensation committee charter does not authorize the compensation committee to form and delegate its authority to subcommittees. Specifically, the compensation committee determines the contents of our board and executive compensation plans, authorizes the awards to be made pursuant to such plans and reviews and recommends annually all compensation decisions relating to our board and chief executive officers of the company and the bank. The compensation committee annually reviews the other executive officers' performance and base salary and incentive compensation plans, equity plans, and any special or supplemental benefits. The chief executive officer of the bank annually evaluates the performance of such other executive officers and reviews the

compensation packages for each of them with the compensation committee. The compensation packages for the remaining non-executive employees are determined by individual supervisors in conjunction with the bank's chief human resources officer and based on criteria included in the bank's overall budget, which is approved annually by our board of directors.

The compensation committee has authority with respect to:

- Annually reviewing the form and amount of director compensation and recommending compensation packages to the board.
- Annually reviewing employee compensation strategies, benefit plans including insurance and retirement plans, and equity programs.
- Approving officer title designations/promotions.
- Appointing trustees to oversee our 401(k) plan.
- Annually evaluating the chief executive officer of the company's performance as it compares to our goals and objectives, providing feedback to him on his performance, and recommending to the board his compensation package, including base salary level, incentive compensation plan, equity plans, and any special or supplemental benefits (during such voting and deliberations, the chief executive officer is not present).
- Annually evaluating the chief executive officer of the bank's performance as it compares to the bank's goals and objectives, providing feedback to him on his performance, and recommending to the board his compensation package, including base salary level, incentive compensation plan, equity plans, and any special or supplemental benefits (during such voting and deliberations, the chief executive officer is not present).
- Annually reviewing the other executive officers' performance and their individual compensation packages, including base salary level, incentive compensation plan, equity plans, and any special or supplemental benefits.
- Reviewing and making recommendations to our board concerning employment agreements, severance agreements, change in control agreements, as well as any supplemental benefits.
- Overseeing all incentive plans and considering methods of creating incentives for management to achieve sustained growth in earnings and shareholder value and the retention of key management personnel. This may include annual cash incentive plans, long-term incentive plans, equity plans, as well as any special supplemental benefits. The compensation committee makes a recommendation to the board concerning the design structure of such plans.
- Ensuring that our incentive compensation programs do not encourage unnecessary and excessive risk taking that would threaten our value or the integrity of our financial reporting.
- Retaining or obtaining the advice, if needed, of a compensation consultant, legal counsel or other advisor, after compliance with Nasdaq listing Rule 5605(d)(3).
- Compensating, and overseeing such advisors and ensuring receipt of appropriate funding to carry out its responsibilities with respect to such advisors.
- Serving as the stock committee or stock sub-committee and, as such, approving awards under our stock option plan and other equity plans.
- Approving our annual report on executive compensation and directors' fees for inclusion in our proxy statement, if applicable.

- Approving the annual committee report for inclusion in our proxy statement, if required.
- Reporting annually to the board on succession planning for key positions, including the chief executive officer, executive leadership team members, director of mortgage banking, director of financial planning, BSA officer, compliance officer, and information security officer.
- Reporting its activities and recommendations to the board of directors at any regular or special meeting of the board.
- Annually reviewing its charter and presenting it to the board for approval.

Role of Our Compensation Consultant

We periodically engage an external national compensation consulting firm to provide independent compensation consulting services regarding our director and executive management compensation. In 2025, our compensation committee engaged Blanchard Consulting Group to conduct this independent external review of board and executive compensation. Blanchard Consulting Group reported directly to the compensation committee and assisted with accumulation and analysis of updated peer data. It is anticipated that we will engage an external compensation consulting firm approximately every three years for a full review.

Blanchard Consulting Group is available to the compensation committee and the executive vice president of human resources for ongoing consultation relative to compensation issues.

Compensation Committee's Relationship with its Independent Compensation Consultant

Our compensation committee considered the independence of Blanchard Consulting Group in accordance with SEC rules and Nasdaq listing standards. In selecting these consultants the following factors were considered: (1) other services provided to us by the company; (2) fees paid by us as a percentage of the company's total revenue; (3) policies or procedures maintained by the company that are designed to prevent a conflict of interest; (4) any business or personal relationships between the senior advisors and a member of the compensation committee; (5) any company stock owned by the senior advisors; and (6) any business or personal relationships between our executive officers and the senior advisors. Our compensation committee discussed these considerations and concluded that the work performed by the company and its senior advisors involved in the engagements did not raise any conflict of interest.

Selected Peer Review and Compensation Committee Functions

A primary role of the compensation committee is to analyze the competitiveness of, and the structure and amounts of annual base salary, annual cash awards and long-term equity awards, where applicable, to be paid to our executives. The compensation committee also structures and monitors our equity-based compensation plans and employment agreements with its executive officers which include, among other things, provisions relating to executives in the event of a change in control of the company. In order to gauge the competitiveness of our executive compensation level, the compensation committee may analyze market data regarding annual base salary, annual cash bonus awards and long-term equity incentive awards paid by certain companies in what the compensation committee considers the company's "primary competitor group."

For their external compensation review of board and executive compensation conducted in 2025, Blanchard Consulting Group recommended using a peer group comprised of publicly traded banks with asset sizes between $1.2 billion and $3.6 billion as of December 31, 2024 who are located in the Southeastern U.S. including Alabama, Georgia, Florida, North Carolina, South Carolina, Virginia, and West Virginia.

- BayFirst Financial Corp (BAFN)
- Blue Ridge Bankshares, Inc. (BRBS)
- C&F Financial Corporation (CFFI)
- Chain Bridge Bancorp, Inc. (CBNA)
- Colony Bankcorp, Inc. (CBAN)
- Eagle Financial Services, Inc. (EFSI)
- F & M Bank Corp. (FMBM)
- First National Corporation (FXNC)
- FVCBankcorp, Inc. (FVCB)
- John Marshall Bancorp, Inc. (JMSB)
- MainStreet Bancshares, Inc. (MNSB)
- MVB Financial Corp (MVBF)
- National Bankshares, Inc. (NKSH)
- Old Point Financial Corporation (OPOF)
- Peoples Bancorp of North Carolina, Inc. (PEBK)
- River Financial Corporation (RVRF)
- Security Federal Corporation (SFDL)
- Southern First Bancshares, Inc. (SFST)
- Southern States Bancshares, Inc. (SSBK)
- USCB Financial Holdings Inc. (USCB)
- Virginia National Bankshares Corporation (VABK)

The peer data was reviewed and, with respect to each of the top executive officer positions, compared for the scope of responsibilities of the position within the company to the equivalent responsibilities of positions within the companies included in the survey data. The compensation committee then compared our compensation and benefits practices with those of the banks included in the survey data and took the results into account when establishing compensation guidelines and recommendations for executives in establishing compensation for bank executives. In determining each executive's base salary and annual cash bonus opportunity, the compensation committee considered those two elements together, as well as other factors, in order to set an appropriate level of total annual cash compensation. In general, the compensation committee seeks to give each executive the opportunity to earn an annual cash bonus that, if earned and when combined with the executive's base salary, would result in total annual cash compensation to the executive that is competitive with the market data provided by the surveys. Consideration of compensation structures among the selected primary competitor group was only one of the tools used by the compensation committee to assess competitive compensation and to determine appropriate compensation amounts and structures for the company's executive officers. In order to attract, retain and incentivize executive officers of the company, the compensation committee may, in its discretion and judgment, determine that it is in the best interest of the company to negotiate compensation packages that vary significantly from the compensation levels and incentive structures offered by competitors. Total compensation for executives is targeted to be between the 45th and 90th percentile of market when compared to peer banking organizations.

For peer comparison metrics in the cash and equity incentive plans, the company uses a peer index of ½ to 1 ½ times the company's asset size for publicly traded banks located in the Southeastern U.S. Data is compiled from S&P Capital IQ Pro based on the 2025 filings as reported by each peer group institution. For year-end 2025, the peer group was established as of December 31, 2024 and that index included the following banks:

- Bank of the James Financial Group, Inc. (BOTJ)
- BankFirst Capital Corporation (BFCC)
- BayFirst Financial Corp. (BAFN)
- Blue Ridge Bankshares, Inc. (BRBS)
- C&F Financial Corporation (CFFI)
- Chain Bridge Bancorp, Inc. (CBNA)
- Chesapeake Financial Shares, Inc. (CPKF)
- Citizens Bancorp Investment, Inc. (CBTN)
- Citizens Holding Company (CIZN)
- CNB Corp (CNBW)
- Coastal Carolina Bancshares, Inc. (CCNB)
- CoastalSouth Bancshares, Inc. (COSO)
- Eagle Financial Services, Inc. (EFSI)
- F & M Bank Corp. (FMBM)
- First Citizens Bancshares, Inc. (FIZN)
- First National Corporation (FXNC)
- First US Bancshares, Inc. (FUSB)
- Freedom Financial Holdings, Inc. (FDVA)
- FVCBankcorp, Inc. (FVCB)
- John Marshall Bancorp, Inc. (JMSB)
- MainStreet Bancshares, Inc. (MNSB)
- Morris State Bancshares, Inc. (MBLU)
- Mountain Commerce Bancorp, Inc. (MCBI)
- National Bankshares, Inc. (NKSH)
- NewtekOne, Inc. (NEWT)
- Oakworth Capital Inc. (OAKC)
- PB Financial Corporation (PBNC)
- Peoples Bancorp of North Carolina, Inc. (PEBK)
- Pinnacle Bankshares Corporation (PPBN)
- Skyline Bankshares, Inc. (SLBK)
- South Atlantic Bancshares, Inc. (SABK)
- United Bancorporation of Alabama, Inc. (UBAB)
- USCB Financial Holdings, Inc. (USCB)
- Uwharrie Capital Corp (UWHR)
- Virginia National Bankshares Corporation (VABK)
- White River Bancshares Company (WRIV)

Nomination and Corporate Governance Committee

The nominating committee met three times during 2025. The following directors are members of our nominating committee: Roderick M. Todd, Jr. (Chair), E. Leland Reynolds, Alexander Snipe, Jr., Jane S. Sosebee, and Jonathan W. Been. Mr. Been joined the board and nominating committee as a result of our merger with Signature Bank of Georgia, which became effective at 11:59 PM, Eastern Time on January 8, 2026. Our board of directors has determined that all of these committee members are independent, as contemplated in the listing standards of Nasdaq.

The board of directors has adopted a nominating committee charter, which may be found by clicking on the link for "Investors" under the "About" tab on our website at *www.firstcommunitysc.com*. The charter provides that the responsibilities of the committee include:

- reviewing the qualifications and independence of the members of the board and its various committee assignments;
- evaluating incumbent directors in determining consideration for re-election;
- recommending board nominees for election;
- providing guidance on board and corporate governance issues; and
- considering director candidates recommended by shareholders who submit nominations in accordance with our bylaws.

In particular, the nominating committee has authority with respect to:

- Annually reviewing and making recommendations to the board concerning the size, composition, qualifications, independence, and structure of the board.
- Annually obtaining Board independence questionnaires in order to certify board member independence under NASDAQ, FDICIA, and other applicable authorities.
- Annually reviewing and making recommendations with respect to committee structure, committee composition, and the designation of the chair of each committee.
- Assisting the board in identifying and reviewing the qualifications of prospective directors, including incumbent directors and any candidates submitted for nomination by shareholders, and selecting and recommending to the board individuals who demonstrate the highest personal and professional integrity, exceptional ability and judgment, and effectiveness in serving the long-term interests of shareholders.
- Establishing, in connection with the nomination process, appropriate policies and procedures for determining director nominees, including procedures for shareholder recommendations.
- Annually reviewing and recommending to the board any proposed amendments to the Bylaws and any other appropriate governance guidelines.
- Monitoring continuing education programs for directors.
- Developing and implementing an appropriate board and committee self-evaluation process and reporting the results of such evaluations in a timely manner.
- Reporting to the board on the committee's activities and recommendations no less than twice per year.
- Annually reviewing the committee's charter and presenting it to the board for approval.

Shareholders who submit candidates for nomination must deliver nominations in writing to our corporate secretary no later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, seven days after notice of the special meeting is given to shareholders. Each notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the SEC's proxy rules, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure. For a complete description of the procedures and disclosure requirements to be complied with by shareholders in connection with submitting director nominations, shareholders should refer to our bylaws.

The nominating committee has not adopted a formal policy with regard to the consideration of diversity in identifying director nominees. In determining whether to recommend a director nominee, the nominating committee members consider and discuss diversity, among other factors, with a view toward the needs of the board of directors as a whole. The nominating committee members generally conceptualize diversity expansively to include, without limitation, concepts such as race, gender, national origin, disability, differences of viewpoint, professional experience, education, skill and other qualities or attributes that contribute to board heterogeneity, when identifying and recommending director nominees. The nominating committee believes that the inclusion of diversity as one of many factors considered in selecting director nominees is consistent with the committee's goal of creating a board of directors that best serves our needs and the interests of our shareholders.

In evaluating such director recommendations, the nominating committee uses a variety of criteria to evaluate the qualifications and skills necessary for members of our board of directors. Under these criteria, members of the board of directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards, and broad experience at the policy-making level in business, government, education, technology or public interest. Directors should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of our shareholders.

The nominating committee uses a variety of methods for identifying and evaluating nominees for director. The nominating committee regularly assesses the appropriate size of the board of directors, and whether any vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the nominating committee considers various potential candidates for director. Candidates may come to their attention through current members of the board, shareholders, or other persons. These candidates are evaluated at regular or special meetings of the board and may be considered at any point during the year. The nominating committee considers properly submitted shareholder recommendations for candidates. In evaluating such recommendations, the nominating committee uses the qualifications and standards discussed above, and it seeks to achieve a balance of knowledge, experience and capability on the board of directors.

Report of the Audit Committee

Management is responsible for our internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of our consolidated financial statements in accordance with accounting principles generally accepted in the U.S. and issuing a report thereon. The audit committee's responsibility is to monitor and oversee these processes.

In this context, the audit committee has met and held discussions with management and Elliott Davis, LLC, our independent auditors. In discharging its oversight responsibility as to the audit process, the audit committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee concerning independence and has discussed with the independent auditors their independence from the company and its management. The audit committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of our internal controls and the internal audit function's organization, responsibilities, budget and staffing. The audit committee reviewed both with the independent and internal auditors their audit plans, audit scope and identification of audit risks.

The audit committee reviewed and discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and reviewed, with and without management present, the results of the independent auditors' examination of the financial statements. The audit committee also discussed the results of the internal audit examinations.

The committee reviewed and discussed the audited consolidated financial statements of the company as of and for the year ended December 31, 2025 with management and the independent auditors.

Based on the foregoing review and discussions with management and the independent auditors, the audit committee recommended to the board that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the SEC. On March 11, 2026, the committee appointed Elliott Davis, LLC as our independent registered public accounting firm for 2026.

The report of the audit committee is included herein at the direction of its members: Ms. Sosebee (Chair), Ms. Hollar, Mr. Jones, Mr. Kitchens, and Mr. Been.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

General Compensation Philosophy

Our compensation committee has determined that we, as a performance-driven business, should reward financial results with appropriate compensation. The compensation committee's strategy for carrying out this philosophy is to link executive compensation with our financial performance and, at the same time, to be sensitive to external market factors, which might affect such performance but be outside the control of the company's executives. The compensation committee recognizes the importance of maintaining compensation and benefits at competitive levels designed to attract and retain talented executives. The compensation committee has typically included annual equity award grants as an element of executive compensation and may consider implementation of additional equity award grants in the future as a component of executive compensation. The compensation committee believes that equity-based compensation aligns the long-term interests of employees with those of our shareholders. In determining whether to make equity award grants in the future, the compensation committee will consider the recommendations of the chief executive officer regarding the granting of equity awards for our key executives, other than our chief executive officer. In determining appropriate equity-based compensation awards for our executives, the compensation committee anticipates that it will generally focus on our current and future performance, the current and future performance and achievements of our executives, and the executives' present and potential future contribution to our success.

Executive Compensation

The following table shows the compensation we paid for the years ended December 31, 2025 and 2024 to our principal executive officer and the two most highly compensated other executive officers who were serving as executive officers at the year end of 2025, which we refer to herein as our named executive officers.

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1)(2) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation(3) ($)	Non-qualified Deferred Compensation Earnings(4) ($)	All Other Compensation(5) ($)	Total ($)
Michael C. Crapps,	2025	521,400	—	182,490	—	210,802	44,240	16,599	975,531
President and Chief Executive Officer	2024	521,400	—	175,471	—	213,965	52,820	16,399	980,055
J. Ted Nissen,	2025	450,000	—	148,750	—	181,935	54,597	16,599	851,881
Executive Vice President and Chief Banking Officer	2024	425,000	—	113,750	—	174,406	51,940	16,398	781,494
D. Shawn Jordan,	2025	287,040	—	96,600	—	116,050	35,417	12,841	547,948
Executive Vice President and Chief Financial Officer(6)	2024	276,000	—	92,750	—	113,261	33,693	13,145	528,849

(1) This amount represents the grant date fair value of equity awards in accordance with FASB ASC Topic 718. The grant date fair value per share of the equity awards shown above equals $26.18 and $17.97 in 2025 and 2024, respectively. See discussion of assumptions used in the valuation of the equity awards in Note 18, "Stock Options, Restricted Stock, Restricted Stock Units, and Deferred Compensation" in the "Notes to Consolidated Financial Statements" included within the Annual Report on Form 10-K for the year ended December 31, 2025. For a discussion of the awards granted in 2025 and 2024, see "*Long-term Equity Compensation Awards*," below.

(2) The fair value of the time-based restricted stock units received in 2025 by each named executive officer as of the grant date is as follows: Mr. Crapps, $78,210; Mr. Nissen, $63,750; and Mr. Jordan, $41,400. The fair value of the performance-based restricted stock units received in 2025 by each named executive officer as of the grant date, assuming the target payout is as follows: Mr. Crapps, $104,280; Mr. Nissen, $85,000; and Mr. Jordan, $55,200; and assuming maximum performance is achieved, the grant date fair value would be: Mr. Crapps, $208,560; Mr. Nissen, $170,000; and Mr. Jordan, $110,400.

(3) This amount represents the total cash payout under the terms of our 2025 Management Incentive Plan for Key Executives. See "*Annual Cash Incentive Awards—Performance-Based Annual Cash Incentive Awards*" below for a description of how our compensation committee determined the incentive payments awarded to our named executive officers in 2025.

(4) This amount reflects the change in the present value of benefits attributable to named executive officers for the applicable compensation, as calculated under non-qualified retirement benefit plans. No above-market or preferential earnings were credited during the year.

(5) The amount for all Other Compensation includes the following:

		401(k) Match	Country Club Dues	Life Insurance Premiums	Total
Michael C. Crapps	2025	$ 14,000	$ 1,320	$ 1,279	$ 16,599
	2024	$ 13,800	$ 1,320	$ 1,279	$ 16,399
J. Ted Nissen	2025	$ 14,000	$ 1,320	$ 1,279	$ 16,599
	2024	$ 13,800	$ 1,320	$ 1,278	$ 16,398
D. Shawn Jordan	2025	$ 11,408	$ 154	$ 1,279	$ 12,841
	2024	$ 10,967	$ 900	$ 1,278	$ 13,145

Annual Cash Incentive Awards

Performance-Based Annual Cash Incentive Awards

Our compensation committee adopted the 2025 Management Incentive Plan for Key Executives to provide for the payment of cash bonuses to our named executive officers upon our achievement of pre-established performance criteria. The plan was designed to be consistent with our philosophy that executive compensation should be linked with our financial performance. To trigger any payout, we must achieve at least 80% of budgeted net core income for the year and maintain an internal soundness measure that is based on a regulatory rating. Both requirements were met in 2025. Upon meeting certain goals for efficiency ratio (core), net interest income, loan portfolio growth, total customer deposit growth and a modifier based on return on average assets, the executive officers are eligible to receive, as a percentage of their respective base salary, a 15% cash payout at the threshold level, a 30% cash payout at the target level, a 45% cash payout at the stretch level and a 60% cash payout at the maximum level. Payouts are pro-rated if actual results fall between the threshold, target, stretch and maximum levels.

The following sets forth the pre-established performance goals for which the annual cash incentive awards for the year ended December 31, 2025 were based:

	Weight	Threshold	Target	Stretch	Maximum	Actual Earned	Actual Performance
All Named Executive Officers' – Total Opportunity as a Percentage of Base Salary		15%	30%	45%	60%	40.43%	
Efficiency ratio (core)[1]	20%	105% of Budget	Budget	95% of Budget	90% of Budget		97.18% of Budget
Net interest income[1]	30%	95% of Budget	Budget	105% of Budget	110% of Budget		102.97% of Budget
Loan portfolio growth[1]	25%	95% of Budget	Budget	105% of Budget	110% of Budget		99.69% of Budget
Total customer deposit growth[1] [2]	25%	95% of Budget	Budget	105% of Budget	110% of Budget		105.35% of Budget
Modifier: return on average assets[3]		75% at 0 to 25th percentile	100% at 50th percentile	N/A	125% at 75th+ percentile		106% based on 56th percentile

(1) Based on internal 2025 Budget.

(2) Total customer deposits include total deposits less brokered certificates of deposits plus cash management repurchase agreements.

(3) Performance compared to an index of banks from publicly traded peer banks with an asset size of ½ to 1 ½ of the company's asset size located in the Southeastern U.S. Data is compiled from S&P Capital IQ Pro based on the 2025 filings as reported by each peer group institution. At December 31, 2025, the index of peer banks used for the performance-based annual incentive compensation awards included the following banks:

Bank of the James Financial Group, Inc. (BOTJ)	FVCBankcorp, Inc. (FVCB)
BankFirst Capital Corporation (BFCC)	John Marshall Bancorp, Inc. (JMSB)
BayFirst Financial Corp. (BAFN)	MainStreet Bancshares, Inc. (MNSB)
Blue Ridge Bankshares, Inc. (BRBS)	Morris State Bancshares, Inc. (MBLU)
C&F Financial Corporation (CFFI)	Mountain Commerce Bancorp, Inc. (MCBI)
Chain Bridge Bancorp, Inc. (CBNA)	National Bankshares, Inc. (NKSH)
Chesapeake Financial Shares, Inc. (CPKF)	NewtekOne, Inc. (NEWT)
Citizens Bancorp Investment, Inc. (CBTN)	Oakworth Capital Inc. (OAKC)
Citizens Holding Company (CIZN)	PB Financial Corporation (PBNC)
CNB Corp (CNBW)	Peoples Bancorp of North Carolina, Inc. (PEBK)
Coastal Carolina Bancshares, Inc. (CCNB)	Pinnacle Bankshares Corporation (PPBN)
CoastalSouth Bancshares, Inc. (COSO)	Skyline Bankshares, Inc. (SLBK)
Eagle Financial Services, Inc. (EFSI)	South Atlantic Bancshares, Inc. (SABK)
F & M Bank Corp. (FMBM)	United Bancorporation of Alabama, Inc. (UBAB)
First Citizens Bancshares, Inc. (FIZN)	USCB Financial Holdings, Inc. (USCB)
First National Corporation (FXNC)	Uwharrie Capital Corp (UWHR)
First US Bancshares, Inc. (FUSB)	Virginia National Bankshares Corporation (VABK)
Freedom Financial Holdings, Inc. (FDVA)	White River Bancshares Company (WRIV)

Actual cash incentive payout amounts are disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table included elsewhere in this proxy statement.

The size of the total potential bonus pool available under the plan increased as our profitability increased, subject to the maximum aggregate cash bonus amount of $2,880,750 to all executive officers including the named executive officers. The maximum aggregate cash bonus amount is based on 15% of net income.

Timing of Option-Like Awards

We do not maintain a formal policy governing the timing of grants of stock options, stock appreciation rights or similar instruments with option-like features in relation to the disclosure of material nonpublic information. We have not used stock options, stock appreciation rights or similar option-like awards as a regular component of named executive officer compensation. If we grant any such awards in the future, the compensation committee would determine the timing of such grant in its discretion based on the facts and circumstances at that time. We do not time the public disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. During the last completed fiscal year, we did not grant any stock options, stock appreciation rights or similar option-like awards to any named executive officer. Accordingly, no tabular disclosure under Item 402(x)(2) is provided.

Long-Term Equity Compensation Awards

Our compensation committee believes that the primary benefit to the company of long-term awards is to align the interests of named executive officers with those of our shareholders by motivating executives to increase shareholder value and supporting executive retention. The committee accomplishes this through the grant of time-based and performance-based restricted stock and restricted stock unit awards. Under our equity incentive award plan, we also may grant awards in the form of other equity and performance-based incentives, as may be deemed appropriate by the compensation committee from time to time. The compensation committee retains discretion to modify or cancel payouts or vesting schedules under the plan, including the ability to alter vesting dates for restricted stock awards.

On February 18, 2025, the compensation committee, in its discretion, granted the following time-based restricted stock units ("TRSUs") and performance-based restricted stock units ("PRSUs") to the named executive officers. The grant date fair values of the equity awards are disclosed below and in the Summary Compensation Table included elsewhere in this proxy statement. The compensation committee did not grant any restricted stock awards to the named executive officers in 2025 and 2024.

	Grant Date	TRSUs (#)	PRSUs (#)[(1)]	Total ($)
Michael C. Crapps	02/18/2025	2,987	3,983	182,490
	02/20/2024	4,185	5,580	175,471
J. Ted Nissen	02/18/2025	2,435	3,247	148,750
	02/20/2024	2,713	3,617	113,750
D. Shawn Jordan	02/18/2025	1,581	2,108	96,600
	02/20/2024	2,212	2,949	92,750

(1) Amount shown is the target amount of each award. The range of PRSUs actually earned for the awards granted on February 18, 2025 can be in the range of 0% of target for below threshold performance, 50% of target for threshold performance, 100% of target for target performance, 150% of target for stretch performance and 200% of target for maximum performance. The range of PRSUs actually earned for the awards granted on February 20, 2024 can be in the range of 0% of target for below threshold performance, 50% of target for threshold performance, 100% of target for target performance, 150% of target for stretch performance and 200% of target for maximum performance. Actual performance between threshold, target, stretch and maximum performance levels will be interpolated to determine the amount of pro-rated payment based on relative achievement of the corporate performance metrics.

2025 and 2024 TRSUs Granted. The TRSUs cliff vest at the end of three years from the grant date.

2025 and 2024 PRSUs Granted. Under the terms of the PRSU agreement, the PRSUs will vest at the end of the three-year performance period based on our achievement of performance goals determined by the compensation committee during the performance period at a threshold, target, stretch and maximum performance level, with accelerated vesting in certain circumstances, if (1) the bank has achieved an internal soundness measure that is based on a regulatory rating, (2) we have achieved at least 80% of budgeted net core income in each calendar year during the performance period, and (3) the named executive officer remains employed with us through the applicable performance vesting date. The performance metrics selected by the compensation committee for the above-referenced awards are as follows:

- total shareholder return measured relative to the combined average of the Nasdaq Bank Index (CBNK) and Dow Jones U.S. Micro Cap Banks Index (collectively, the "Index"), with the starting price of a share of our common stock as the closing price on the last business day immediately preceding the start of the applicable performance period and the ending share price as the closing price of a share of our common stock on the last day of the applicable performance period,

- return on average equity, averaged over the 12 calendar quarters of the applicable performance period, which is then compared to the return on average equity, for the applicable quarters, to an index of publicly traded peer banks with an asset size of ½ to 1½ of the company's asset size located in the Southeastern U.S., as recommended by our compensation consultant, and

- non-performing assets, as of the end of each applicable quarter, averaged over the 12 calendar quarters of the applicable performance period, which is then compared to the non-performing assets as a percentage of total assets, for the applicable quarters, to an index of publicly traded peer banks with an asset size of ½ to 1½ of the company's asset size located in the Southeastern U.S., as recommended by our compensation consultant.

The February 18, 2025 awards are based on a measurement period that began January 1, 2025 and ends December 31, 2027 and the February 20, 2024 awards are based on a measurement period that began January 1, 2024 and ends December 31, 2026. For return on average equity and non-performing assets, the data is compiled from S&P Capital IQ Pro as reported by each peer group institution.

Results of 2023 PRSU Awards. The final performance period for our 2023 PRSUs ended on December 31, 2025. Under the terms of the PRSU agreement, the PRSUs vested on February 24, 2026, the date the compensation committee certified the results, based on our achievement of performance goals determined by the compensation committee during such performance period at a threshold, target stretch and maximum performance level, if (1) the bank has achieved an internal soundness measure that is based on a regulatory rating, (2) we have achieved at least 80% of budgeted net core income in each calendar year during the performance period, and (3) the named executive officer continues to be employed with the us through the applicable performance vesting date. The range of PRSUs actually earned can be in the range of 0% of target for below threshold performance, 50% of target for threshold performance, 100% of target for target performance, 150% of target for stretch performance and 200% of target for maximum performance. Payouts are pro-rated if actual results fall between the threshold, target, stretch and maximum levels. The performance metrics, weight and relative goals are disclosed in the below table, along with the actual performance.

Conditions to Vesting of the 2023 PRSUs Awards	**Achieved**
Achievement of Internal Soundness Measure Based on Regulatory Rating	Yes
Achieved at least 80% of budgeted net core income in each calendar year during the performance period	Yes

2023 PRSUs Awards Performance Metrics	**Weight (%)**	**Threshold**	**Target**	**Stretch**	**Maximum**	**Actual Performance**
All Named Executive Officers' – Total Opportunity as Percentage of Base Salary		10.00%	20.00%	30.00%	40.00%	32.667%
Total Shareholder Return[(1)]	33.33%	75% of Index	Index	125% of Index	150% of Index	157.25% of Index
Return on Average Equity[(2)]	33.33%	30th Percentile	50th Percentile	75th Percentile	90th Percentile	65th Percentile
Non-Performing Assets[(3)]	33.33%	30th Percentile	50th Percentile	75th Percentile	90th Percentile	78th Percentile

(1) Total Shareholder Return was measured relative to the Index, with the starting price of a share of our common stock as the closing price on the last business day immediately preceding the start of the applicable performance period and the ending share price as the closing price of a share of our common stock on the last day of the applicable performance period.

(2) Return on Average Equity was averaged over the 12 calendar quarters of the applicable performance period, which is then compared to the return on average equity, for the applicable quarters, to an index of publicly traded peer banks with an asset size of ½ to 1½ of the company's asset size located in the Southeastern U.S., as recommended by our compensation consultant in 2022.

(3) Non-Performing Assets was measured as of the end of each applicable quarter, averaged over the 12 calendar quarters of the applicable performance period, which is then compared to the non-performing assets as a percentage of total assets, for the applicable quarters, to an index of publicly traded peer banks with an asset size of ½ to 1 ½ of the company's asset size located in the Southeastern U.S., as recommended by our compensation consultant in 2022.

Payment of the earned portion of the 2023 PSUs occurred on February 24, 2026, the date the compensation committee certified the performance results, and were as follows:

Named Executive Officer	**2023 Earned PRSUs**
Michael C. Crapps	7,762
J. Ted Nissen	4,689
D. Shawn Jordan	4,074

Named Executive Officer Employment Agreements

Chief Executive Officer

Michael C. Crapps. On December 8, 2015, we entered into an amended and restated employment agreement with Mr. Crapps, current president and chief executive officer of the company. The parties entered into the amended and restated employment agreement to amend Mr. Crapps' existing employment agreement to ensure documentary compliance with Section 409A of the Internal Revenue Code. The amended and restated employment agreement superseded Mr. Crapps' prior employment agreement.

Unless terminated earlier according to provisions in the employment agreement, the agreement provides a three-year term of employment and at the end of each day during the term of employment the term of the agreement is automatically extended for an additional day so that the remaining term continues to be three years, except that either party can give the other party written notice of and fix the term to a finite term of three years from the date of the written notice.

The base salary for Mr. Crapps is subject to annual review by our board of directors and may be adjusted pursuant to its sole discretion. Under his agreement, Mr. Crapps is eligible to receive bonuses if he meets the goals set forth annually for him by our long-term equity incentive program and for the grant of stock options, restricted stock and other similar awards.

Mr. Crapps is provided with a country club membership as well as a life insurance policy for the benefit of his spouse and heirs with such death benefits to family totaling to $500,000. Mr. Crapps is also entitled to participation in our retirement, health, welfare and other benefit plans and programs applicable to employees generally or to senior executives.

The employment agreement provides that, if we terminate Mr. Crapps' employment without cause, subject to the possibility of a six-month delay, on the 60th day after the date of termination, we will pay Mr. Crapps compensation in an amount equal to twice the amount of his then current monthly base salary and thereafter on the first day of the month for the next 22 months compensation in an amount equal to 100% of his then current monthly base salary, plus any bonus earned or accrued through the date of termination. In the event of termination for cause, Mr. Crapps will only be entitled to receipt of any sums due him as base salary and/or reimbursement of expenses through the date of termination.

The employment agreement contains provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and the two years thereafter, as well as a provision relating to the protection of confidential information.

Payments to our Chief Executive Officer upon a Change in Control

- After a change in control and regardless of whether Mr. Crapps remains employed by the company or its successor, we will pay Mr. Crapps an amount equal to three times the then current annual base salary as well as any bonus earned through the date of change in control, to be paid on the 15th day following the change in control, and we will remove any restrictions on outstanding incentive awards so that all such awards vest immediately. In particular, upon such a termination, the restrictions on outstanding incentive awards generally lapse such that such awards become 100% vested, options/SARs become immediately exercisable and 100% vested, and performance units become 100% vested, in each case unless otherwise provided in the applicable award agreement and subject to the Section 280G cutback provisions, as noted below.

- If Mr. Crapps' employment is terminated without cause within two years following a change in control:

  - Mr. Crapps may continue participation in our group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act ("COBRA"). If Mr. Crapps elects COBRA coverage for group health coverage, he will be obligated to pay only the portion of the full COBRA cost of the coverage equal to an active employee's share of premiums for coverage for the respective plan year and, on the 60th day after the date of termination following a change in control, we will pay Mr. Crapps compensation in an amount equal to six times the amount of the initial monthly portion of our share of such COBRA premiums; provided, however, that such benefits will be eliminated if and when Mr. Crapps is offered Affordable Care Act compliant group health coverage from a subsequent employer, and

- o To the extent that "portable" life insurance coverage is offered under our life insurance programs and after such termination Mr. Crapps continues to pay for "portable" life insurance coverage that was provided by the company immediately prior to such termination, we will reimburse the life insurance premiums paid by Mr. Crapps with respect to such life insurance coverage with respect to the two-year period ending immediately after such termination.

In the event that tax counsel determines that the payments provided for in the employment agreement constitute "excess parachute payments" under Section 280G of the Internal Revenue Code, then the compensation payable under the employment agreement will be reduced to an amount the value of which is $1.00 less than the maximum amount that could be paid to Mr. Crapps without his compensation being treated as "excess parachute payments" under Section 280G.

Other Named Executive Officers

J. Ted Nissen and D. Shawn Jordan. On July 1, 2024, we entered into an amended and restated employment agreement with J. Ted Nissen, current executive vice president and chief banking officer of the company and president and chief executive officer of the bank. Mr. Nissen entered into the amended and restated employment agreement to amend his existing employment agreement due to our previously referenced leadership transition in which Mr. Nissen assumed the additional responsibility of chief executive officer of our bank. On November 12, 2019, we entered into an employment agreement with D. Shawn Jordan, executive vice president and chief financial officer of the company and the bank.

J. Ted Nissen. On July 1, 2024, we entered into an amended and restated employment agreement with J. Ted Nissen, current executive vice president and chief banking officer of the company and president and chief executive officer of the bank. Mr. Nissen entered into the amended and restated employment agreement to amend his existing employment agreement due to our previously referenced leadership transition in which Mr. Nissen assumed the additional responsibility of chief executive officer of our bank. The amended and restated employment agreement superseded Mr. Nissen's prior employment agreement dated December 8, 2015.

Unless terminated earlier according to provisions in the employment agreement, the agreement provides a three-year term of employment and at the end of each day during the term of employment the term of the agreement is automatically extended for an additional day so that the remaining term continues to be three years, except that either party can give the other party written notice of and fix the term to a finite term of three years from the date of the written notice.

The base salary for Mr. Nissen is subject to annual review by our board of directors and may be adjusted pursuant to its sole discretion. Under his agreement, Mr. Nissen is eligible to receive bonuses if he meets the goals set forth annually for him by our long-term equity incentive program and for the grant of stock options, restricted stock and other similar awards.

Mr. Nissen is provided with a country club membership and is also entitled to participation in our retirement, health, welfare and other benefit plans and programs applicable to employees generally or to senior executives, including the equity incentive program.

The employment agreement provides that, if we terminate Mr. Nissen's employment without cause, subject to the possibility of a six-month delay, on the 60th day after the date of termination, we will pay Mr. Nissen compensation in an amount equal to twice the amount of his then current monthly base salary and thereafter on the first day of the month for the next 22 months compensation in an amount equal to 100% of his then current monthly base salary, plus any bonus earned or accrued through the date of termination. In the event of termination for cause, Mr. Nissen will only be entitled to receipt of any sums due him as base salary and/or reimbursement of expenses through the date of termination.

The employment agreement contains provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and the two years thereafter, as well as a provision relating to the protection of confidential information.

Payments to Mr. Nissen upon a Change in Control

- If Mr. Nissen's employment is terminated by the employer without cause or by Mr. Nissen for good reason upon or during the two years following a change in control (a "Qualifying Termination"), we will pay Mr. Nissen an amount equal to three times the then current annual base salary as well as any bonus earned through the Qualifying Termination, to be paid on the 15th day following the date of the Qualifying Termination, and we will remove any restrictions on outstanding incentive awards so that all such awards vest immediately. In particular, upon a Qualifying Termination, the restrictions on outstanding incentive awards generally lapse such that such awards become 100% vested, options/SARs become immediately exercisable and 100% vested, and performance units become 100% vested, in each case unless otherwise provided in the applicable award agreement and subject to the Section 280G cutback provisions, as noted below.

- If Mr. Nissen's employment is terminated without cause within two years following a change in control:

  - Mr. Nissen may continue participation in our group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act ("COBRA"). If Mr. Nissen elects COBRA coverage for group health coverage, he will be obligated to pay only the portion of the full COBRA cost of the coverage equal to an active employee's share of premiums for coverage for the respective plan year and, on the 60th day after the date of termination following a change in control, we will pay Mr. Nissen compensation in an amount equal to six times the amount of the initial monthly portion of our share of such COBRA premiums; provided, however, that such benefits will be eliminated if and when Mr. Nissen is offered Affordable Care Act compliant group health coverage from a subsequent employer, and

  - To the extent that "portable" life insurance coverage is offered under our life insurance programs and after such termination Mr. Nissen continues to pay for "portable" life insurance coverage that was provided by us immediately prior to such termination, we will reimburse the life insurance premiums paid by Mr. Nissen with respect to such life insurance coverage with respect to the two-year period ending immediately after such termination.

In the event that tax counsel determines that the payments provided for in the employment agreement constitute "excess parachute payments" under Section 280G of the Internal Revenue Code, then the compensation payable under the employment agreement will be reduced to an amount the value of which is $1.00 less than the maximum amount that could be paid to Mr. Nissen without his compensation being treated as "excess parachute payments" under Section 280G.

D. Shawn Jordan. On November 12, 2019, we entered into an employment agreement with D. Shawn Jordan, executive vice president and chief financial officer of the company and the bank.

Mr. Jordan's employment agreement provides for an initial term of three years, to be extended automatically each day for an additional day so that the remaining term of the agreement will continue to be three years. The term may be fixed at three years without extension by notice of either party to the other. Mr. Jordan's employment agreement provides for an annual salary that is reviewed annually and may be increased from time to time. Mr. Jordan is eligible to receive annual payments based upon achievement criteria established by the board of directors.

The base salary for Mr. Jordan is subject to annual review by our board of directors and may be increased pursuant to its sole discretion. Under his agreement, Mr. Jordan is eligible for our long-term equity incentive program and for the grant of stock options, restricted stock and other similar awards.

Mr. Jordan's employment agreement provides that, if we terminate Mr. Jordan's employment without cause, subject to the possibility of a six-month delay, on the 60th day after the date of termination, we will pay Mr. Jordan compensation in an amount equal to twice the amount of Mr. Jordan's then current monthly base

salary and thereafter on the first day of the month for the next 10 months compensation in an amount equal to 100% of Mr. Jordan's then current monthly base salary, plus any bonus earned or accrued through the date of termination. In the event of termination for cause, Mr. Jordan will only be entitled to receipt of any sums due him as base salary and/or reimbursement of expenses through the date of termination.

Mr. Jordan's employment agreement contains provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and the 12 months thereafter, as well as a provision relating to the protection of confidential information.

Payments to Mr. Jordan upon a Change in Control

- If Mr. Jordan's employment is terminated by the employer without cause or by Mr. Jordan for good reason upon or during the two years following a change in control (a "Qualifying Termination"), we will pay Mr. Jordan an amount equal to two times the then current annual base salary as well as any bonus earned through the Qualifying Termination, to be paid on the 15th day following the Qualifying Termination, and we will remove any restrictions on outstanding incentive awards so that all such awards vest immediately. In particular, upon a Qualifying Termination, the restrictions on outstanding incentive awards generally lapse such that such awards become 100% vested, options/SARs become immediately exercisable and 100% vested, and performance units become 100% vested, in each case unless otherwise provided in the applicable award agreement and subject to the Section 280G cutback provisions, as noted below.

- If Mr. Jordan's employment is terminated without cause within two years following a change in control:

  o Mr. Jordan may continue participation in our group health plan pursuant to COBRA. If Mr. Jordan elects COBRA coverage for group health coverage, Mr. Jordan will be obligated to pay only the portion of the full COBRA cost of the coverage equal to an active employee's share of premiums for coverage for the respective plan year and, on the 60th day after the date of termination following a change in control, the company will pay Mr. Jordan compensation in an amount equal to six times the amount of the initial monthly portion of our share of such COBRA premiums; provided, however, that such benefits will be eliminated if and when the executive is offered Affordable Care Act compliant group health coverage from a subsequent employer, and

  o to the extent that "portable" life insurance coverage is offered under our life insurance programs and after such termination Mr. Jordan continues to pay for "portable" life insurance coverage that was provided by us immediately prior to such termination, we will reimburse the life insurance premiums paid by Mr. Jordan with respect to such life insurance coverage with respect to the two-year period ending immediately after such termination.

In the event that tax counsel determines that the payments provided for in the employment agreement constitute "excess parachute payments" under Section 280G of the Internal Revenue Code, then the compensation payable under the employment agreement will be reduced to an amount the value of which is $1.00 less than the maximum amount that could be paid to Mr. Jordan without his compensation being treated as "excess parachute payments" under Section 280G.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by both exercisable and non-exercisable options and stock awards owned by the individuals named in the Summary Compensation Table as of December 31, 2025, as well as the related exercise prices and expiration dates. Options and stock awards are granted pursuant to our equity incentive plan.

Outstanding Equity Awards at December 31, 2025

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)(3)
Michael C. Crapps........	—	—	—	—	—	10,736	318,322	17,325	513,686
J. Ted Nissen	—	—	—	—	—	7,301	216,475	11,553	342,546
D. Shawn Jordan	—	—	—	—	—	5,663	167,908	9,131	270,734

(1) There were no restricted stock awards granted to named executive officers in 2025 and 2024. However, restricted stock awards were granted to named executive officers prior to 2022 and cliff vested over a three-year period. There were no TRSUs granted to named executive officers prior to 2021. The TRSU awards granted in 2025 and 2024 cliff vest over a three-year period. The following restricted stock awards or restricted stock units vested (or will vest) on February 21, 2026, February 20, 2027 and February 18, 2028, respectively: Mr. Crapps; 3,564, 4,185 and 2,987; Mr. Nissen; 2,153, 2,713 and 2,435; and Mr. Jordan; 1,870, 2,212 and 1,581.

(2) Amounts are based upon the adjusted closing price of our common stock on December 31, 2025 (the last trading day of the year) of $29.65 per share.

(3) Represents PRSUs that are subject to the achievement of pre-established performance targets and the officer's continued service through the vesting date . Any PRSUs that vest will be converted to shares of our common stock on a one-for-one basis. PRSUs that do not vest will be forfeited. The number of unearned PRSUs reported assumes the units are earned and vested on a one-for-one basis (representing satisfaction of corporate performance goals at the target performance level) except for the 2023 PRSUs, which are reported based on the actual performance achieved at 163.3%, which is equivalent to 32.667% of base salary. These 2023 PRSUs vested on February 24, 2026. See the description of our performance and satisfaction of the performance measures for the 2023 PRSUs in the "Director and Executive Officer Compensation – Long-Term Equity Compensation Awards - Results of 2023 PRSU Awards" above for more details.

Option Exercises and Stock Vested

The following table provides information concerning stock awards that vested in 2025 for our named executive officers. There were no stock options exercised by any named executive officers during the year ended December 31, 2025.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Michael C. Crapps	—	—	7,627	206,244
J. Ted Nissen	—	—	4,586	124,011
D. Shawn Jordan.....................................	—	—	4,012	108,490

(1) The amounts reported in this column were calculated using the per share closing price of our common stock on the vesting date of the awards.

Equity Compensation Plan Information

The following table contains certain information as of December 31, 2025, relating to securities authorized for issuance under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[(1)]	97,489	n/a	503,864[(2)]
Equity compensation plans not approved by security holders	n/a	n/a	—
Total	97,489	n/a	503,864[(2)]

(1) Column (a) consists of shares of our common stock issuable upon vesting of restricted stock and restricted stock units, including zero shares of restricted stock, 41,782 TRSUs and 55,707 PRSUs at the target payout (with a maximum payout of 111,421 PRSUs) issued under our 2021 Omnibus Equity Incentive Plan, as Amended and Restated (the "2021 Plan") as of December 31, 2025. Restricted stock units are settled for shares of our common stock on a one-for-one basis. For awards granted after January 1, 2023, the PRSUs have a payout range from 0% of target for below threshold performance, 50% of target for threshold performance, 100% of target for target performance, 150% of target for stretch performance and 200% of target for maximum performance; payouts are pro-rated if actual results fall between the threshold, target, stretch, and maximum levels. PRSUs are reported in column (a) assuming achievement at the target performance level. Restricted stock units have no exercise price and, therefore, have no weighted-average exercise price to report in column (b). Column (c) consists of shares reserved for future issuance under our 2021 Plan.

(2) The number of shares in this column were calculated as follows:

First Community Corporation 2021 Omnibus Equity Incentive Plan, as Amended and Restated (In shares / units)

Initial reserve – May 19, 2021	225,000
Additional reserve – May 20, 2025	450,000
Shares / units granted	
Time-based restricted stock units – officer	(53,521)
Performance-based restricted stock units – officer[(a)]	(67,447)
Restricted stock – officer	(13,355)
Restricted stock – director	(36,813)
Remaining reserve – December 31, 2025	503,864

(a) Performance-based restricted stock units are initially granted and expensed at target levels. The target level at December 31, 2025 was 67,447. However, the maximum potential payout is 129,029 shares.

Certain Retirement and Salary Continuation Benefits

We have established the First Community Bank, Profit Sharing Plan, a qualified 401(k) defined contribution plan, pursuant to which we make matching and discretionary contributions on behalf of each of the executive officers. We also maintain and pay premiums on behalf of each executive officer under a life insurance plan and provide partial payment of premiums for medical benefits if the executive officer so elects.

We have entered into salary continuation agreements with executives Crapps, Nissen and Jordan. The salary continuation agreements provide for an annual supplemental retirement benefit to be paid to each of the executives, commencing at the specified normal retirement age and payable in monthly installments for a prescribed number of years.

Each executive will receive this benefit if the executive's employment is terminated following a change in control, followed by a separation of service (as defined in each executive's employment agreement). If the executive dies after a separation of service but before the executive's annual supplemental benefit commences, the executive's benefit will be paid to the executive's beneficiaries, beginning within 30 days following the bank's receipt of a copy of the executive's death certificate. If the executive dies after the executive's benefit has commenced, the remaining benefits will be paid to the executive's beneficiaries at the same time and in the same amounts that would have been distributed to the executive had the executive survived. If the executive dies during active service, 100% of the executive's projected accrual balance (as defined in the salary continuation agreement) will be paid in a lump sum to the executive's beneficiaries.

If the executive experiences a disability that results in a separation of service prior to the normal retirement age, the executive will be entitled to 100% of the executive's accrual balance determined as of the end of the plan year preceding termination.

If the executive is terminated without cause (as defined in the executive's employment agreement), the executive is entitled to 100% of his accrual balance determined as of the end of the plan year preceding such termination. This benefit is determined by vesting the executive in 10% of the accrual balance at the end of the first plan year, and an additional 10% of such amount at the end of each succeeding year thereafter until the executive becomes 100% vested in the accrual balance.

To offset the annual expense accruals for the benefits payable to the executives under the salary continuation agreements, the bank acquired bank-owned life insurance ("BOLI"). It is anticipated that the BOLI will provide full cost recovery of the benefits paid to the executives under the salary continuation agreements upon their deaths.

The foregoing summary of the material features of the salary continuation agreements for executives Crapps, Nissen and Jordan is qualified in its entirety by reference to the provisions of the agreements, the form of which is attached as Exhibit 10.2 to our Annual Report on Form 10-K filed with the SEC on March 16, 2026. See also the discussion under "Named Executive Officer Employment Agreements" in this proxy statement.

Pay Versus Performance

The following table sets forth information concerning the compensation of our chief executive officer, or "CEO," and, on an average basis, the compensation of our Non-CEO named executive officers, or "Non-CEO NEOs," for each of the fiscal years ending December 31, 2025, 2024 and 2023, as such compensation relates to our financial performance for each such fiscal year.

Year	Summary Compensation Table for CEO[1] ($)	Compensation Actually Paid to CEO[1,2] ($)	Average Summary Compensation Table Total for Non-CEO NEOs[1] ($)	Average Compensation Actually Paid to Non-CEO NEOs[1,3] ($)	Value of Initial Fixed $100 Investment Based on Total Shareholder Return ($)[4]	Net Income ($ in thousands)
2025...........	975,531	1,238,703	699,914	855,226	147.05	19,205
2024...........	980,055	1,134,850	655,172	743,351	116.16	13,955
2023...........	891,500	893,256	494,245	495,626	101.23	11,843

1 For the years 2025 and 2024 in the above table, the CEO is Michael C. Crapps, president and chief executive officer, and the Non-CEO NEOs are J. Ted Nissen, executive vice president and chief banking officer, and D. Shawn Jordan, executive vice president and chief financial officer. For the years 2023 in the above table, the CEO is Michael C. Crapps, president and chief executive officer, and the Non-CEO NEOs are J. Ted Nissen, executive vice president and chief banking officer, and Tanya A. Butts, former executive vice president and chief operations/risk officer.

2 This column represents the "compensation actually paid" to our CEO for each year, determined by starting with the amount set forth in the Summary Compensation Table ("SCT") in the column entitled "Total Compensation" for the applicable year and adjusting that amount as follows (totaling $263,172, $154,795 and $1,756 for the years 2025, 2024 and 2023, respectively):

- Increase for fair value of awards granted during year that remain unvested as of year-end
  - 2025 = $24,170
  - 2024 = $58,888
  - 2023 = $8,847
- Increase / decrease for change in fair value from prior year-end to current year-end of awards granted prior to year that were outstanding and unvested as of year-end
  - 2025 = $180,787
  - 2024 = $46,949
  - 2023 = ($5,153)
- Increase / decrease for change in fair value from prior year-end to vesting date of awards granted prior to year that vested during year
  - 2025 = $58,215
  - 2024 = $48,958
  - 2023 = ($1,938)

3 This column represents the "compensation actually paid" to our Non-CEO NEOs for each year, determined by starting with the amount set forth in the SCT in the column entitled "Total Compensation" for the applicable year (and taking the average of those amounts for the non-CEO NEOs) and adjusting that amount as follows (totaling $155,312, $88,179 and $1,381 for the years 2025, 2024 and 2023, respectively):

- Increase for fair value of awards granted during year that remain unvested as of year-end
  - 2025 = $16,250
  - 2024 = $34,642
  - 2023 = $4,845
- Increase / decrease for change in fair value from prior year-end to current year-end of awards granted prior to year that were outstanding and unvested as of year-end
  - 2025 = $106,239
  - 2024 = $26,484
  - 2023 = ($675)
- Increase / decrease for change in fair value from prior year-end to vesting date of awards granted prior to year that vested during year
  - 2025 = $32,823
  - 2024 = $27,053
  - 2023 = ($2,789)

4 Total Shareholder Return assumes $100 was invested in our common stock on December 31, 2022 and assumes the reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends.

Relationship Between Pay and Performance

The relationship between compensation actually paid to our CEO and the average of the compensation actually paid to our other non-CEO NEOs and the performance measures shown in the table above is described in further detail below. As illustrated below, the compensation actually paid to our CEO and the other non-CEO NEOs, as calculated in accordance with the SEC requirements, has trended with mixed results over the full three-year period between the performance measures of net income and TSR disclosed in the table above.

Compared to 2024, our 2025 net income increased 37.6% while our compensation actually paid to our CEO increased congruently 9.2% and the average compensation actually paid to our non-CEO NEOs increased congruently 15.1%. Compared to 2023, our 2024 net income increased 17.8% while the compensation actually paid to our CEO increased congruently 27.0% and the average compensation actually paid to our non-CEO NEOs increased congruently 50.0%. The increase in our non-CEO NEOs compensation in 2024 was affected by the previously announced leadership transition in which J. Ted Nissen assumed the additional role of chief executive officer of our bank effective July 1, 2024. Compared to 2022, our 2023 net income declined 19.0% while the compensation actually paid to our CEO declined congruently 3.9% but the average compensation actually paid to our non-CEO NEOs increased incongruently 1.8%.

Our TSR increased to $147.05 in 2025 from $116.16 in 2024 and from $101.23 in 2023 while the compensation actually paid to our CEO increased congruently 9.2% in 2025 and 27.0% in 2024 but declined incongruously 3.9% in 2023; and the average compensation actually paid to our non-CEO NEOs increased congruently 15.1% in 2025, 50.0% in 2024 and 1.8% in 2023. In addition to our financial performance, we also evaluate all elements of our NEO compensation based on qualitative factors and an evaluation of competitive compensation levels with other comparable institutions.

Relationship Between Compensation Actually Paid and Our TSR

The graph below shows the relationship between the compensation actually paid to our CEO and the average compensation actually paid to our non-CEO NEOs and our TSR.



Compensation Actually Paid vs. Company TSR
Compensation Actullay Paid (in dollars)
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
Company TSR
2023
2024
2025
CEO
Average for Non-CEO NEOs
Company TSR

Relationship Between Compensation Actually Paid and Our Net Income

The graph below shows the relationship between the compensation actually paid to our CEO and the average compensation actually paid to our non-CEO NEOs and our net income.


Compensation Actually Paid vs. Company Net Income
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Compensation Actullay Paid (in dollars)
$20,000.00
$18,000.00
$16,000.00
$14,000.00
$12,000.00
$10,000.00
$8,000.00
$6,000.00
$4,000.00
$2,000.00
$0.00
Company Net Income (in thousands)
2023
2024
2025
CEO
Average for Non-CEO NEOs
Company Net Income

Director Compensation

During the year ended December 31, 2025, the chairman of the board received a $14,500 retainer and $1,350 for attendance at each board meeting while chairs of the ALCO committee, the audit committee, the compensation committee and the nominating committee received $11,500 as an annual retainer and the chair of the loan committee received $13,500 as an annual retainer. The remaining outside directors received a retainer in the amount of $9,500. Outside directors, excluding the chairman of the board, received fees of $1,000 for attendance at each board meeting and $500 for attendance at each committee meeting except for members of the audit committee who received $750 for each audit committee meeting. Messrs. Crapps and Nissen, as employees of the company, and Mr. Deutsch, as an employee of the bank, do not receive any director compensation. Messrs. Crapps and Nissen are not listed in the following table because their compensation as named executive officers is described elsewhere in this proxy statement.

The following is a summary of the compensation paid to directors (other than Messrs. Crapps and Nissen, who are executive officers of the company; and Messrs. Been and Deutsch, who did not become directors until 11:59 PM Eastern Time on January 8, 2026) for 2025.

Director*	Fees Earned or Paid in Cash[(1)] ($)	Stock Awards[(2)] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas C. Brown	29,500	21,991	—	—	—	—	51,491
C. Jimmy Chao	45,250	21,991	—	—	—	—	67,241
Jan H. Hollar	30,750	21,991	—	—	—	—	52,741
Ray E. Jones	34,250	21,991	—	—	—	—	56,241
W. James Kitchens, Jr.	36,250	21,991	—	—	—	—	58,241
Mickey E. Layden	33,000	21,991	—	—	—	—	54,991
E. Leland Reynolds	34,500	21,991	—	—	—	—	56,491
Alexander Snipe, Jr.	42,500	21,991	—	—	—	—	64,491
Jane S. Sosebee	33,750	21,991	—	—	—	—	55,741
Roderick M. Todd, Jr.	36,000	21,991	—	—	—	—	57,991

* There were no outstanding stock options held by our directors at December 31, 2025. At December 31, 2025, each non-employee director, other than Jonathan W. Been, held 840 shares of unvested restricted stock outstanding. Mr. Been did not hold any outstanding stock awards at December 31, 2025 because he did not become a director until 11:59 p.m. on January 8, 2026.

(1) We have implemented a director deferred compensation plan whereby the director can elect to defer all or any part of any annual retainer or monthly meeting fee payable to the director in respect of the following calendar year for service on the board of directors or a committee of the board. The director receives units of common stock for the amounts deferred under the plan, and the units can be exchanged for common stock when the director retires. The amounts reflected in this column include the 2025 deferred amounts.

(2) On February 18, 2025, each non-employee director, except Jonathan W. Been who did not become a director until 11:59 PM on January 8, 2026, was granted 840 shares of restricted stock as part of the overall board compensation plan. The shares were valued at $26.18 per share and were unvested as of December 31, 2025. The shares fully vested on January 1, 2026. The value of restricted stock grants shown above equals the grant date fair value in accordance with FASB ASC Topic 718.

The following table summarizes the fee amounts deferred for each director electing all or partial deferral.

Name	Fees Deferred and Dividend Allocation ($)[(1)]	Accumulated Share Units (#)[(2)]	Accumulated Share Units Since Inception[(3)]
Thomas C. Brown	34,530	1,396	8,775
C. Jimmy Chao	76,213	3,021	51,531
W. James Kitchens, Jr.	6,202	238	10,151
E. Leland Reynolds	34,952	1,407	1,407
Alexander Snipe, Jr.	70,347	2,791	46,379

(1) The "Fees Deferred and Dividend Allocation" column reflects the amount of deferred fees for the year ended December 31, 2025 and dividend allocations on the accumulated share units. Under our Non-Employee Director Deferred Compensation Plan, as amended and restated effective as of January 1, 2021, a director may elect to defer all or any part of annual retainer and monthly meeting fees payable with respect to service on the board of directors or a committee of the board. Units of common stock are credited to the director's account as of the last day of such calendar quarter during which the compensation is earned. Furthermore, dividend allocations on the accumulated share units are credited to the director's account on the company's common stock dividend payable dates. The non-employee director's account balance is distributed by issuance of common stock within 30 days following such director's separation from service from the board of directors.

(2) The amounts reflected in the "Accumulated Share Units" column reflect the number of units of common stock accumulated during the year ended December 31, 2025, including dividend allocations.

(3) The amounts reflected in the "Accumulated Share Units Since Inception" column reflect the number of units of common stock accumulated since the director began deferring annual retainer and monthly board and committee fees, including dividend allocations. In general, the director's vested account balance will be distributed in a lump sum of our common stock on the 30th day following cessation of service from the board, including cessation of service as a result of death or disability.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information known to us with respect to beneficial ownership of our common stock as of March 30, 2026 for (i) each director and nominee, (ii) each holder of 5.0% or greater of our common stock, (iii) our named executive officers, and (iv) all executive officers and incumbent directors as a group. Unless otherwise indicated, the mailing address for each beneficial owner is care of First Community Corporation, 5455 Sunset Blvd., Lexington, South Carolina, 29072.

Name	Shares of Common Stock Owned[(1)*]	Right to Acquire[(2)*]	% of Beneficial Ownership[(3)]
Named Executive Officers			
Michael C. Crapps[(4)]	85,830	—	0.91%
J. Ted Nissen	38,925	—	0.41%
D. Shawn Jordan	10,905	—	0.12%
Directors and Director Nominees			
Jonathan W. Been[(5)]	360,526	—	3.84%
Thomas C. Brown	31,595	8,775	0.43%
C. Jimmy Chao[(6)]	52,197	51,531	1.10%
Fred J. Deutsch[(7)]	28,468	—	0.30%
Jan H. Hollar	8,156	—	0.09%
Ray E. Jones	3,429	—	0.04%
W. James Kitchens, Jr.[(8)]	27,169	10,151	0.40%
Mickey E. Layden	9,146	—	0.10%
E. Leland Reynolds	30,256	1,407	0.34%
Alexander Snipe, Jr.[(9)]	12,978	46,379	0.63%
Jane S. Sosebee[(10)]	9,700	—	0.10%
Roderick M. Todd, Jr.	12,599	—	0.13%
All executive officers and directors as a group (20 persons)[(3)]	721,879	118,243	8.84%
Greater than 5% Shareholders			
Fourthstone LLC[(11)]	537,072	—	5.72%
BlackRock, Inc.[(12)]	518,382	—	5.53%

* For purposes of the tabular disclosure above, all fractional shares have been rounded down to the nearest whole share.

(1) Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to our knowledge the persons named in the table above have sole voting and investment power with respect to all shares of common stock beneficially owned.

(2) No executive officer has the right to acquire additional shares of our common stock within 60 days of March 30, 2026. However, with respect to certain directors, accumulated share units under our Amended and Restated Non-Employee Director Deferred Compensation Plan are distributed in our common stock within 30 days following such director's separation from service from the board of directors. Additionally, employees of the company and bank owned 152,418 units totaling $4,056,459 in the First Community Corporation Unitized Stock Fund in the First Community Bank 401(k) Plan as of March 30, 2026. These units are not included in the beneficial ownership table because the employees do not have voting power over the underlying FCCO Shares. Furthermore, employees cannot convert these units to FCCO shares.

(3) For each individual, this percentage is determined by assuming the named person exercises all rights with respect to our common stock within 60 days of March 30, 2026 which he or she has the right to acquire within 60 days, but that no other person exercises any such rights with respect to our common stock. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all rights with respect to our common stock which he or she has the right to acquire within 60 days, but that no other persons exercise any such right. The calculations are based on 9,382,469 shares of common stock outstanding on March 30, 2026.

(4) Includes 9,805 shares held indirectly by Mr. Crapps' spouse.

(5) Includes 154,018 shares held indirectly by the Shiver Higbee Legacy Trust of which Mr. Been is trustee and has voting and dispositive power; 30,401 shares held indirectly by the Katherine Smith Been Trust over which Mr. Been has voting and dispositive power; 30,401 shares held indirectly by the Jonathan W. Been, Jr. Trust over which Mr. Been has voting and dispositive power; 10,174 shares held indirectly by Mr. Been's spouse; and 1,144 shares held indirectly by the Katherine Smith Been Trust, Susan B. Been Trustee, over which Mr. Been has voting and dispositive power.

(6) Includes 42,983 shares held indirectly by Yuhjen Jane Chao Family Trust.

(7) Includes 5,258 shares held jointly with Mr. Deutsch's spouse.

(8) Includes 9,223 shares held indirectly by Kitchens Family Investments, LLC and 6,044 shares held indirectly by Kitchens Trust Investments, LLC. Also, includes 465 shares held indirectly by Charitable Contribution Fund, Inc., which is a 501(c)(3) non-profit organization. Mr. Kitchens disclaims any pecuniary interest in Charitable Contribution Fund, Inc.; however, he may direct the voting and disposition of these shares.

(9) Includes 3,927 shares held indirectly by Glory Communications, Inc. Mr. Snipe owns 100% of Glory Communications, Inc. and serves as its President and CEO.

(10) Includes 95 shares held indirectly by Ms. Sosebee's spouse.

(11) Based on the Schedule 13G filed on August 14, 2025 by Fourthstone LLC, Fourthstone Master Opportunity Fund Ltd., Fourthstone GP LLC, Fourthstone QP Opportunity Fund LP, Fourthstone Small-Cap Financials Fund LP and L. Phillip Stone, IV, with respect to our common stock held as of June 30, 2025. Based on that Schedule 13G, (i) Fourthstone LLC has shared voting and dispositive power over 559,185 shares, (ii) Fourthstone Master Opportunity Fund Ltd has shared voting and dispositive power of over 429,252 shares, (iii) Fourthstone GP LLC has shared voting and dispositive power over 129,933 shares, (iv) Fourthstone QP Opportunity Fund LP has shared voting and dispositive power over 113,627 shares, (v) Fourthstone Small-Cap Financials Fund LP has shared voting and dispositive power over 16,306 shares and (vi) L. Phillip Stone, IV has shared voting and dispositive power over 559,185 shares. The address of the business office of each of the foregoing persons is 575 Maryville Centre Drive, Suite 110, St. Louis, Missouri 63141. The number of shares reported in the table reflects information available to us on Bloomberg as of March 30, 2026.

(12) Based on the Schedule 13G filed on January 31, 2024 by BlackRock, Inc. for the period ended December 31, 2023, BlackRock, Inc. reported sole power to vote or to direct the vote with respect to 408,632 shares of our common stock and sole power to dispose or to direct the disposition with respect to 415,383 shares of our common stock, with no shared voting or dispositive power. BlackRock, Inc. subsequently filed a Schedule 13G/A on July 8, 2024 for the period ended June 30, 2024, reporting sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 38,774 shares of our common stock and indicating that it has ceased to be the beneficial owner of more than 5% of our common stock. The mailing address listed for BlackRock, Inc. in those filings is 50 Hudson Yards, New York, New York 10001. The number of shares reported in the table reflects information available to us on Bloomberg as of March 30, 2026.

Certain Relationships and Related Party Transactions

Statement of Policy Regarding Transactions with Related Persons

Our bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The bank is also subject to the provisions of Section 23B of the Federal Reserve Act, which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The bank has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with directors (including our independent directors) and executive officers of the company and its subsidiaries, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. To our knowledge, these loans were made on substantially the same terms (including interest rates and collateral) as those available at the time for comparable transactions with persons not related to the bank and did not involve more than the normal risk of collectability or present other unfavorable features.

The aggregate dollar amount of loans outstanding to directors and executive officers of the bank was approximately $453,931 at December 31, 2024 and $542,180 at December 31, 2025.

Review of Related Party Transactions

We have adopted a Code of Business Conduct and Ethics that contains written procedures for our audit committee (or another independent body of the board of directors) to follow when reviewing transactions between the company and its directors and executive officers, their immediate family members, and entities with which they have a position or relationship. These procedures are intended to determine whether any such related person transaction impairs the independence of a director or presents a conflict of interest on the part of a director or executive officer. This policy also requires the bank to comply with Regulation O, which contains restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. The Code of Business Conduct and Ethics may be found on our website by clicking on the link for “Investors” under the “About” tab on our website at *www.firstcommunitysc.com*.

Employment of Related Persons

Manning C. Crapps is employed with the bank’s financial planning and investment advisory division, First Community Financial Consultants, as an investment officer and financial consultant. He receives compensation based on a commission structure that also applies to other investment officers and financial consultants employed by the First Community Financial Consultants division. He is the son of our director and president and chief executive officer, Michael C. Crapps, and received total compensation of approximately $308,137 in 2025 and approximately $261,819 in 2024.

Annual Questionnaires

We annually require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related person transactions. Our nominating committee, which consists entirely of independent directors, annually reviews all relationships and amounts disclosed in the directors’ and officers’ questionnaires, and our board of directors makes a formal determination regarding each director’s independence under Nasdaq listing standards and applicable SEC rules.

Independent Registered Public Accountants

Elliott Davis, LLC served as our independent registered public accounting firm for the year ended December 31, 2025. A representative of Elliott Davis, LLC, is expected to be available either in-person, by telephone, or by Microsoft Teams at our annual meeting and will have the opportunity to make a statement if desired and is expected to be available to respond to appropriate questions.

Audit and Related Fees

The following table shows the fees payable in the years ended December 31, 2025 and 2024 to Elliott Davis, LLC:

	2025	2024
Audit Fees[(1)]	$ 247,500	$ 312,988
Audit-Related Fees[(2)]	73,250	50,000
Tax Fees[(3)]	45,595	47,400
All Other Fees[(4)]	—	—
Total	$ 366,345	$ 410,388

(1) *Audit Fees* consisted primarily of the audit of our annual consolidated financial statements, the review of the condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q, and for consent and comfort services in connection with a filed Form S-3 registration statement.

(2) *Audit Related Fees* for 2025 and 2024 consisted primarily of procedures related to offering documents, including consent and comfort services in connection with filed Form S-4 and Form S-8 registration statements, the audit of our 401(k) plan, HUD compliance audit, and miscellaneous accounting and research discussions.

(3) *Tax Fees.* This category includes the aggregate fees billed for services related to corporate tax compliance, as well as counsel and advisory services.

(4) *All Other Fees.* Elliott Davis, LLC did not bill us for any other services for 2025 and 2024.

Oversight of Accountants; Approval of Accounting Fees

Under the provisions of its charter, the audit committee is responsible for the retention, compensation, and oversight of the work of the independent auditors. The committee reviews any proposed services to ensure that securities laws do not prohibit them and approves the scope of all services prior to being performed. All of the accounting services and fees reflected in the table above have been reviewed and approved by the audit committee, and all such services were performed by employees of the independent auditor.

Pre-Approval Policy

Our audit committee's pre-approval guidelines with respect to pre-approval of audit and non-audit services are summarized below.

General. The audit committee is required to pre-approve all audit and non-audit services performed by the independent auditor to assure that the provision of such services does not impair the auditor's independence. The independent auditors provide the audit committee with an annual engagement letter outlining the scope of the audit and permissible non-audit services proposed for the fiscal year, along with a fee proposal. The scope and fee proposal are reviewed with the internal auditor, the audit committee chair, and, when appropriate, our management for their input (but not their approval). Once approved by the audit committee, the services outlined in the engagement letter will have specific approval. All other audit and permissible non-audit services that have not been approved in connection with the independent auditor's engagement letter for the applicable year must be specifically pre-approved by the audit committee under the same process as noted above, where practicable. The independent auditors shall not perform any prohibited non-audit services described in Section 10A(g) of the Exchange Act. The audit committee must specifically

pre-approve any proposed services that exceed pre-approved cost levels. All services provided by Elliott Davis, LLC, and all fees related thereto, were approved pursuant to the pre-approval policy. None of the services described above were approved by the audit committee pursuant to the de minimis exception under applicable SEC rules.

Tax Services. The audit committee believes that the independent auditor can provide tax services to us, such as tax compliance, tax planning and tax advice, without impairing the auditor's independence. The audit committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations.

Shareholder Proposals for the 2027 Annual Meeting of Shareholders

Any shareholder of the company desiring to include a proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 in our proxy statement for action at the 2027 annual meeting of shareholders must deliver the proposal to the executive offices of the company no later than December 11, 2026, unless the date of the 2027 annual meeting of shareholders is more than 30 days before or after May 20, 2027, in which case the proposal must be received a reasonable time before we begin to print and send our proxy materials. Only proper proposals that are timely received and in compliance with Rule 14a-8 will be included in our 2027 proxy statement.

Under our bylaws, shareholder proposals not intended for inclusion in our 2027 proxy statement pursuant to Rule 14a-8 but intended to be raised at the 2027 annual meeting of shareholders, including nominations for election of director(s) other than the board's nominees, must be received no later than 90 days in advance of the 2027 annual meeting of shareholders and must comply with the procedural, informational and other requirements outlined in our bylaws.

In addition to the notice and information requirements contained in our bylaws, to comply with the SEC universal proxy rules, shareholders who, in connection with the 2027 annual meeting of shareholders, intend to solicit proxies in support of director nominees other than our nominees must provide notice to us that sets forth the information required by the SEC's Rule 14a-19 no later than March 21, 2027, unless the date of the 2027 annual meeting of shareholders has changed by more than 30 calendar days from the previous year's annual meeting date, in which case such notice must be provided by the later of 60 calendar days prior to the date of the 2027 annual meeting of shareholders or the 10th calendar day following the day on which public announcement of the date of the annual meeting is first made by the company.

These advance notice procedures are separate from the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in the company's definitive proxy statement pursuant to SEC Rule 14a-8.

Our 2025 Annual Report on Form 10-K

Included with these proxy materials is a copy of our 2025 Annual Report on Form 10-K without exhibits, as filed with the SEC. We will furnish to each person whose proxy is solicited, on the written request of that person, a copy of the exhibits to that annual report upon payment of our reasonable expenses in furnishing such exhibits. We will also mail to you without charge, upon request, a copy of any document specifically referenced or incorporated by reference in this proxy statement. Requests should be mailed to First Community Corporation, Attention: Corporate Secretary, 5455 Sunset Blvd., Lexington, South Carolina 29072.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2025
Or
☐ **Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission file number: 000-28344

First Community Corporation
(Exact name of registrant as specified in its charter)

South Carolina	**57-1010751**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5455 Sunset Blvd., Lexington, South Carolina	**29072**
(Address of principal executive offices)	(Zip Code)

803-951-2265
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $1.00 par value per share	FCCO	The NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☒ Smaller reporting company ☒ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $178,810,210 based on the closing price of $24.38 on June 30, 2025, as reported on The NASDAQ Capital Market. 9,384,045 shares of the registrant's common stock were issued and outstanding as of March 16, 2026.

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement for its 2026 Annual Meeting of Shareholders are incorporated by reference into Part III, Items 10-14 of this Form 10-K.

TABLE OF CONTENTS

	Page No.
PART I	5
Item 1. Business	5
Item 1A. Risk Factors	29
Item 1B. Unresolved Staff Comments	49
Item 1C. Cybersecurity	49
Item 2. Properties	51
Item 3. Legal Proceedings	51
Item 4. Mine Safety Disclosures	51
PART II	52
Item 5. Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities	52
Item 6. [Reserved]	53
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	53
Item 7A. Quantitative and Qualitative Disclosures about Market Risk	89
Item 8. Financial Statements and Supplementary Data	89
Consolidated Balance Sheets	92
Consolidated Statements of Income	93
Consolidated Statements of Comprehensive Income	94
Consolidated Statements of Changes in Shareholders' Equity	95
Consolidated Statements of Cash Flows	96
Notes to Consolidated Financial Statements	97
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	140
Item 9A. Controls and Procedures	140
Item 9B. Other Information	141
Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	141
PART III	142
Item 10. Directors, Executive Officers and Corporate Governance	142
Item 11. Executive Compensation	142
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	142
Item 13. Certain Relationships and Related Transactions, and Director Independence	142
Item 14. Principal Accountant Fees and Services	142
PART IV	143
Item 15. Exhibits, Financial Statement Schedules	143
SIGNATURES	147

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report, including information included or incorporated by reference in this report, contains statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to, among other matters, the financial condition, results of operations, plans, objectives, future performance, and the business of our company. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "approximately," "is likely," "would," "could," "should," "will," "expect," "anticipate," "predict," "project," "potential," "continue," "assume," "believe," "intend," "plan," "forecast," "goal," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties that could cause our actual results to differ materially from those anticipated in our forward-looking statements include, without limitation, those described under the heading "Risk Factors" in this Annual Report on Form 10-K for the year ended December 31, 2025 as filed with the U.S. Securities and Exchange Commission (the "SEC") and the following:

- credit losses as a result of, among other potential factors, changes in real estate values, interest rates, unemployment, or in customer payment behavior or other factors;
- the amount of our loan portfolio collateralized by real estate and weaknesses in the real estate market;
- restrictions or conditions imposed by our regulators on our operations;
- the adequacy of the level of our allowance for credit losses and the amount of credit loss provisions required in future periods;
- examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for credit losses, write-down assets, or take other actions;
- risks associated with actual or potential information gatherings, investigations or legal proceedings by customers, regulatory agencies or others;
- reduced earnings due to higher credit impairment charges resulting from decline in the value of our securities portfolio, specifically as a result of increasing default rates, and loss severities on the underlying real estate collateral;
- increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets, and that could reduce anticipated or actual margins; temporarily reduce the market value of our available-for-sale investment securities and temporarily reduce accumulated other comprehensive income or increase accumulated other comprehensive loss, which temporarily could reduce shareholders' equity;
- enterprise risk management may not be effective in mitigating risk and reducing the potential for losses;
- changes in political and economic conditions, including potential disruptions resulting from U.S. federal government funding lapses, shutdowns, or related fiscal policy uncertainty, or changes in the legislative or regulatory environment, including governmental initiatives affecting the financial services industry, including changes as a result of the presidential administration and congressional elections;
- general economic conditions resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation, including the impact of inflation on us, including a decrease in demand for new mortgage loan and commercial real estate loan originations and refinancings, an increase in competition for deposits, and an increase in non-interest expense, which may have an adverse impact on our financial performance;
- changes in access to funding or increased regulatory requirements with regard to funding, which could impair our liquidity;

- FDIC assessment which has increased, and may continue to increase, our cost of doing business;
- cybersecurity risk related to our dependence on internal computer systems and the technology of outside service providers, as well as the potential impacts of third-party security breaches, which subject us to potential business disruptions or financial losses resulting from deliberate attacks or unintentional events;
- changes in deposit flows, which may be negatively affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, and returns available to customers on alternative investments;
- changes in technology, including the increasing use of artificial intelligence;
- our current and future products, services, applications and functionality and plans to promote them;
- changes in monetary and tax policies, including potential changes in tax laws and regulations;
- changes in accounting standards, policies, estimates and practices as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the SEC and the Public Company Accounting Oversight Board;
- our assumptions and estimates used in applying critical accounting policies, which may prove unreliable, inaccurate or not predictive of actual results;
- the rate of delinquencies and amounts of loans charged-off;
- the rate of loan growth in recent years and the lack of seasoning of a portion of our loan portfolio;
- our ability to maintain appropriate levels of capital, including levels of capital required under the capital rules implementing Basel III;
- our ability to successfully execute our business strategy;
- our ability to attract and retain key personnel;
- our ability to retain our existing customers, including our deposit relationships;
- our use of brokered deposits may be an unstable and/or expensive deposit source to fund earning asset growth;
- our ability to obtain brokered deposits as an additional funding source could be limited;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- risks associated with complex and changing regulatory environments, including, among others, with respect to data privacy, artificial intelligence (“AI”), information security, climate change or other environmental, social and governance matters, and labor matters, relating to our operations;
- the potential effects of events beyond our control that may have a destabilizing effect on financial markets and the economy, such as epidemics and pandemics, war or terrorist activities, such as the war in Ukraine, the Middle East conflict, and the conflict between China and Taiwan, disruptions in our customers’ supply chains, disruptions in transportation, essential utility outages or trade disputes and related tariffs, and disruptions caused by widespread cybersecurity incidents;
- disruptions due to flooding, fires, severe weather or other natural disasters; and
- other risks and uncertainties described under “Risk Factors” below.

Because of these and other risks and uncertainties, our actual future results may be materially different from the results indicated by any forward-looking statements. For additional information with respect to factors that could cause actual results to differ from the expectations stated in the forward-looking statements, see “Risk Factors” under Part I, Item 1A of this Annual Report on Form 10-K. In addition, our past results of operations do not necessarily indicate our future results. Therefore, we caution you not to place undue reliance on our forward-looking information and statements.

All forward-looking statements in this report are based on information available to us as of the date of this report. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that these expectations will be achieved. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SUMMARY OF MATERIAL RISKS

An investment in our securities involves risks, including those summarized below. For a more complete discussion of the material risks facing our business, see Item 1A—Risk Factors.

Economic and Geographic-Related Risks

- Our business may be adversely affected by economic conditions.

Credit and Interest Rate Risks

- Our decisions regarding credit risk and allowance for credit losses may significantly harm our business.
- We may have higher credit losses than we have allowed for in our allowance for credit losses.
- Our concentration of credit exposure in commercial real estate means that challenges in this market could harm our business, financial condition, and results of operations.
- Limits imposed by bank regulators on commercial and multi-family real estate lending could restrict our growth and harm our earnings.
- Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.
- Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.
- Our underwriting decisions may materially and adversely affect our business.
- Our financial condition could suffer if we rely on misleading information from our clients or counterparties.
- If we fail to effectively manage credit risk, our business and financial condition will suffer.
- Changes in prevailing interest rates may reduce our profitability.

Capital and Liquidity Risks

- Changes in the financial markets could impair the value of our investment portfolio.
- The Bank must adhere to strict capital requirements, which could become even stricter in the future.

Risks Related to Our Industry

- Inflationary pressures and rising prices may affect our results of operations and financial condition.
- The Federal Reserve has implemented significant economic strategies that have affected interest rates, inflation, asset values, and the shape of the yield curve.
- Adverse developments affecting the financial services industry, such as bank failures or concerns involving liquidity, may have a material adverse effect on our operations
- Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.
- We could experience a loss due to competition with other financial institutions or non-bank companies.
- We may be adversely affected by the soundness of other financial institutions.
- Failure to keep pace with technological changes could adversely affect our business.
- New lines of business or new products and services may subject us to additional risk.
- Consumers may decide not to use banks to complete their financial transactions.
- We use brokered deposits, which may be an unstable and costly source of funding for asset growth.
- Our ability to obtain brokered deposits as an additional funding source may become limited.

Risks Related to Our Strategy

- We may be adversely affected by risks associated with future mergers and acquisitions, including execution risk, which could disrupt our business and dilute shareholder value.
- We may be exposed to difficulties in combining the operations of acquired businesses into our own operations, which may prevent us from achieving the expected benefits from our acquisition activities.
- New or acquired banking office facilities and other facilities may not be profitable.

Risks Related to Our Human Capital

- We are dependent on key individuals, and the loss of one or more of these individuals could limit our growth and adversely affect our prospects.

Operational Risks

- System or infrastructure failures, including cyber-attacks, could disrupt our operations, lead to the disclosure of confidential information, harm our reputation, or increase costs and losses.
- Our information systems may experience failure, interruption or breach in security.
- Increased fraud risk could adversely impact our business.
- Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.
- If we fail to maintain our reputation, our performance may be harmed.

Legal, Accounting, Regulatory and Compliance Risks

- We are subject to extensive regulation that could restrict our activities, have an adverse impact on our operations, and impose financial requirements or limitations on the conduct of our business.
- Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.
- Failure to comply with federal and state fair lending laws could result in significant penalties for us.
- Changes in accounting standards could materially affect our financial statements.
- The Federal Reserve may require us to commit capital resources to support the Bank.
- We face risks related to the adoption of future legislation and potential changes in federal regulatory agency leadership, policies, and priorities.
- We are involved in various claims and lawsuits related to our business. Litigation is uncertain, making it difficult to determine the expenses and ultimate exposure for many of these matters.
- We may become involved in suits, legal proceedings, investigations, and proceedings by governmental and self-regulatory agencies, which could have adverse consequences.
- Changes in tax laws and regulations or their interpretations could negatively impact us.
- A reduction in our ability to realize deferred tax assets could negatively affect our operating results.

Risks Related to an Investment In our Common Stock

- Our ability to pay cash dividends is limited, and future dividends may not be able to be paid even if we desire to.
- Our stock price may be volatile, which could result in losses to our investors and litigation against us.
- Future sales of stock by shareholders, or the expectation of such sales, could lower our stock price.
- We may need to raise capital under unfavorable terms due to economic or other circumstances. Issuing common stock could dilute existing shareholders' ownership and book value per share, potentially impacting our ability to obtain additional capital.
- Provisions of our articles of incorporation and bylaws, South Carolina law, and state and federal banking regulations, could delay or prevent a takeover by a third party.
- An investment in our common stock is not an insured deposit.

General Risks

- Regulatory shifts and evolving stakeholder expectations on ESG practices may create compliance uncertainties, reputational risks, and operational complexities.
- Climate change could have a material adverse impact on us and our customers.
- Our historical operating results may not be indicative of our future operating results.
- A downgrade of the U.S. credit rating could harm our business, results of operations, and financial condition.

PART I

Item 1. Business.

General

First Community Corporation, a bank holding company registered under the Bank Holding Company Act of 1956, was incorporated under the laws of South Carolina in November 1994 primarily to own and control all of the capital stock of First Community Bank, which commenced operations in August 1995. The Bank's primary federal regulator is the Federal Deposit Insurance Corporation (the "FDIC"). The Bank is also regulated and examined by the South Carolina Board of Financial Institutions (the "S.C. Board").

Unless otherwise mentioned or unless the context requires otherwise, references herein to "First Community," "we," "us," "our" or similar references mean First Community Corporation and its consolidated subsidiaries. References to the "Bank" means First Community Bank.

We engage in a commercial banking business from our main office in Lexington, South Carolina and our 21 full-service offices located in: the Midlands of South Carolina, which includes Lexington County (6 offices), Richland County (4 offices), Newberry County (2 offices) and Kershaw County (1 office); the Upstate of South Carolina, which includes Greenville County (2 offices), Anderson County (1 office) and Pickens County (1 office); the Piedmont Region of South Carolina, which includes York County, South Carolina (1 office) and the Central Savannah River Area, which includes Aiken County, South Carolina (1 office); and in Augusta, Georgia, which includes Richmond County (1 office) and Columbia County (1 office).

At December 31, 2025, we had approximately $2.1 billion in assets, $1.3 billion in loans, $1.7 billion in deposits, and $167.6 million in shareholders' equity.

We offer a wide range of traditional banking products and services for professionals and small-to medium-sized businesses, including consumer and commercial, mortgage, brokerage and investment, and insurance services. We also offer online banking to our customers. We have grown organically and through acquisitions.

Our stock trades on The NASDAQ Capital Market under the symbol "FCCO".

Available Information

We provide our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") on our website at www.firstcommunitysc.com/ under the About section, under the Investors link. These filings are made accessible as soon as reasonably practicable after they have been filed electronically with SEC. These filings are also accessible on the SEC's website at www.sec.gov. In addition, we make available under our Investor Relations section on our website the following, among other things: (i) Code of Business Conduct and Ethics, which applies to our directors and all employees and (ii) the charters of the Audit and Compliance, Human Resources and Compensation, and Nominations and Corporate Governance Committees of our board of directors. These materials are available to the general public on our website free of charge. Printed copies of these materials are also available free of charge to shareholders who request them in writing. Please address your request to: Investor Relations, First Community Corporation, 5455 Sunset Boulevard, Lexington, South Carolina 29072. Statements of beneficial ownership of equity securities filed by directors, officers, and 10% or greater shareholders under Section 16 of the Exchange Act are also available through our website. The information on our website is not incorporated by reference into this report.

Location and Service Area

The Bank is engaged in a general commercial and retail banking business, emphasizing the needs of small-to-medium sized businesses, professionals and individuals. We have a total of 13 full-service offices located in Richland, Lexington, Kershaw and Newberry Counties of South Carolina and the surrounding areas. We refer to these counties as the "Midlands" region of South Carolina. Lexington County is home to six of our branch offices. Richland County, in which we currently have four branches, is the third largest county in South Carolina. Columbia is located within Richland County and is South Carolina's capital city and is geographically positioned in the center of the state between the industrialized Upstate region of South Carolina and the coastal city of Charleston, South Carolina. Intersected by three major interstate highways (I-20, I-77, and I-26), Columbia's strategic location has contributed greatly to its commercial appeal and growth. With the acquisition of Savannah River Banking Company in 2014, we added a branch in Aiken, South Carolina and a branch in Augusta, Georgia (Richmond County). In 2016, we opened a loan production office in Greenville County, which we converted into a full-service office in February 2019. With the acquisition of Cornerstone Bancorp in 2017, we added a branch in each of Greenville, Pickens, and Anderson Counties of South Carolina. Greenville County is the largest county in South Carolina. We refer to this three-county area as the "Upstate" region of South Carolina. In 2019, we opened a *de novo* branch in Evans, Georgia, a suburb of Augusta in Columbia County, Georgia. On June 27, 2024, we closed our downtown Augusta, Georgia banking office, which we opened as a *de novo* branch in 2018. We refer to the three-county area of Aiken County (South Carolina), Richmond County (Georgia) and Columbia County (Georgia) as the "CSRA" region. On March 14, 2022, we opened a loan production office in York County, South Carolina, which has the fourth highest county median household income in South Carolina. We converted this loan production office into a full-service banking office on October 20, 2022. We refer to York County, South Carolina and the surrounding area as the "Piedmont Region".

The following table shows data as to deposits, market share and population for our four market areas (deposits in thousands):

	Total Offices	*Estimated Population*[(1)]	*Total Market Deposits*[(2)] *June 30, 2025*	*Our Market Deposits*[(2)] *June 30, 2025*	*Market Share*
Midlands Region	13	867,965	$ 27,019,680	$ 1,311,183	4.85%
CSRA Region	3	558,361	$ 11,308,361	$ 162,310	1.44%
Upstate Region	4	946,677	$ 25,237,802	$ 229,308	0.91%
Piedmont Region	1	308,746	$ 4,780,560	$ 56,029	1.17%

(1) Population data is 2026 total population from S&P Global Market Intelligence.

(2) All deposit data is based on June 30, 2025 data sourced from S&P Global Market Intelligence.

We believe that we serve attractive banking markets with long-term growth potential and a well-educated employment base that helps to support our diverse and relatively stable local economy. According to S&P Global Market Intelligence, 2026 median household incomes for each of the counties in the regions noted above were as follows:

Richland County, SC	$ 68,296
Lexington County, SC	$ 82,807
Newberry County, SC	$ 68,516
Kershaw County, SC	$ 74,302
Greenville County, SC	$ 85,125
Anderson County, SC	$ 72,272
Pickens County, SC	$ 63,817
Aiken County, SC	$ 72,345
Richmond County, GA	$ 83,218
Columbia County, GA	$ 101,226
York County, SC	$ 91,323

The county estimates noted above illustrate differences between South Carolina and Georgia in 2026 statewide median household income estimates of $74,877 and $83,364, respectively. The principal components of the economy within our market areas are service industries, government and education, and wholesale and retail trade. The largest employers in the Midlands market area include the State of South Carolina, Prisma Health, BlueCross BlueShield of SC, the University of South Carolina, the United States Department of the Army (Fort Jackson Army Base), Richland County School District 1, Richland County School District 2, Lexington Medical Center, Lexington County School District One, Southeastern Freight Lines, and Michelin North America. The largest employers in our CSRA market area include the U.S. Army Cyber Center of Excellence & Fort Gordon, Augusta University, NSA Augusta, Wellstar MCG Health, Columbia County Board of Education, Richmond County School System, Piedmont Hospital, Amazon, Carlisle Tire & Wheel, CB&I AREVA MOX Services, Aiken Regional Medical Center, and the Department of Energy, Savannah River Site. The Upstate region major employers include, among others, Prisma Health, Greenville County Schools, BMW Manufacturing Corp., Michelin North America, Milliken & Company, Bon Secours St. Francis Health System, AnMed Health Medical Center, Clemson University, Duke Energy Corp., GE Vernova, and the Greenville County Government. The Piedmont Region major employers include, among others, Ross Stores, Inc. – Distribution, LPL Financial, Wells Fargo Home Mortgage, Piedmont Medical Center, Comporium, Inc., and Schaeffler Group USA, Inc. We believe that this diversified economic base has reduced, and will likely continue to reduce, economic volatility in our market areas. Our markets have experienced economic and population growth over the past 10 years, and we expect that the area, as well as the service industry needed to support it, will continue to grow.

Banking Services

We offer a full range of deposit services that are typically available in most banks and thrift institutions, including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our principal market area at rates competitive to those offered in the area. In addition, we offer certain retirement account services, such as individual retirement accounts (“IRAs”). All deposit accounts are insured by the FDIC up to the maximum amount allowed by law (currently, $250,000, subject to aggregation rules).

We also offer a full range of commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and the purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. We also make real estate construction and acquisition loans. We originate fixed and variable rate mortgage loans, of which some are sold into the secondary market and some are placed in our loans held-for-investment portfolio. Our lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower’s relationship to the bank), in general, we are subject to a loans-to-one-borrower limit of an amount equal to 15% of the Bank’s unimpaired capital and surplus, or 25% of the unimpaired capital and surplus if the excess over 15% is approved by the board of directors of the Bank and is fully secured by readily marketable collateral. As a result, our lending limit will increase or decrease in response to increases or decreases in the Bank’s level of capital. Based upon the capitalization of the Bank at December 31, 2025, the maximum amount we could lend to one borrower is $29.0 million. In addition, we may not make any loans to any director, officer, employee, or 10% shareholder of the Company or the Bank unless the loan is approved by our board of directors and is made on terms not more favorable to such person than would be available to a person not affiliated with the Bank.

Other bank services include internet banking, cash management services, safe deposit boxes, direct deposit of payroll and social security checks, and automatic drafts for various accounts. We offer non-deposit investment products and other investment brokerage services through a registered representative with an affiliation through LPL Financial. We are associated with Nyce and Plus networks of automated teller machines and MasterCard debit cards that may be used by our customers throughout South Carolina, Georgia, and other regions. We also offer VISA and MasterCard credit card services through a correspondent bank as our agent.

We currently do not exercise trust powers, but we can begin to do so with the prior approval of our primary banking regulators, the FDIC and the S.C. Board.

Competition

The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions and money market mutual funds operating in our market areas. As of June 30, 2025, there were 27 financial institutions operating approximately 156 offices in the Midlands market, 23 financial institutions operating 95 branches in the CSRA market, 41 financial institutions operating 229 branches in the Upstate market, and 18 financial institutions operating 47 branches in the Piedmont market. The competition among the various financial institutions is based upon a variety of factors, including interest rates offered on deposit accounts, interest rates charged on loans, credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits. Size gives larger banks certain advantages in competing for business from large corporations. These advantages include higher lending limits and the ability to offer services in other areas of South Carolina and Georgia. As a result, we do not generally attempt to compete for the banking relationships of large corporations; we instead concentrate our efforts on small-to-medium sized businesses and individuals. We believe we have competed effectively in this market by offering quality and personal service. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

Human Capital

At December 31, 2025, we had 265 full-time, 10 part-time, and seven seasonal/on-call employees.

We believe that our relationships with our employees are good and our employees are not represented by any collective bargaining group or agreement. Our company's "Why," or purpose, is "Impacting Lives for Success and Significance," which guides our approach to our relationships with employees. The foundations of these interactions are embedded in our cultural beliefs:

Everyone Matters - We value each of our employees for the unique contribution they make to our success. While there are a variety of different positions in our company, each is an important and integral part of the work that we do. Every employee brings their own unique and diverse talents and experiences that enhance the culture of our bank and our work.

Spirit of Service - The energy and enthusiasm that our employees bring to their work creates a supportive work environment in which employees are available as a resource to one another. In addition to serving our fellow co-workers, we encourage our employees to serve our local communities. We offer company-sponsored volunteer activities, as well as provide volunteer paid time off to allow employees to support causes that are close to their heart.

Honor and Integrity - Trust is at the foundation of all that we do. We have a Code of Conduct and Business Ethics that all employees and board members read and are directed to follow that sets clear expectations with regard to personal and professional behavior.

Strong Work Ethic - Our employees take pride in the quality of the work that they do. This commitment to excellence can be seen in the work that is completed and their interactions with their co-workers and customers. While we work hard, we also make time for fun employee events designed to offer the opportunity for relaxation and social interactions among co-workers.

Excellence with Humility - Our company is blessed with dedicated and talented employees, loyal customers, supportive communities and shareholders, each of whom invest in and believe in our vision. We are humbled by the success we have experienced and are grateful for all that we have accomplished. We approach our work with a sincere appreciation for the opportunity to serve all of our stakeholder groups and we recognize it is through our collective efforts that we have been successful.

Our ability to attract, develop and retain our strong employee base is integral to our ongoing success. We believe that a good "quality of life" at work is an important part of the overall employee experience and we are very intentional about nurturing a culture that allows employees to reach their potential and enjoy professional success while also enjoying the work that they do in a positive and supportive work environment grounded in our cultural beliefs.

While we believe that our corporate culture and work environment is a competitive advantage for our company, we also recognize that employees value and deserve competitive compensation packages. We offer competitive wages and benefits for our employees, and we regularly benchmark our compensation to market. Our benefits package includes medical, dental, life, disability, vision and supplemental insurance options. We also offer retirement benefits with a 401(k) plan with matching and profit sharing. In addition, we offer a generous paid time off plan that includes paid holidays.

Our company encourages employees to continue on a lifelong trajectory of learning, as such, we offer ongoing training to all employees through internal and external resources and encourage employees to continue with career development specific to their role to ensure they stay current with the most up-to-date information and best practices. To develop our current and future leaders, we created the First Community Bank Leadership Institute, an 18-month program that provides academic and experiential learning to teach and nurture leadership skills across our organization to support the bank now and in the future. Furthermore, we have an internal CEO Conversation Group, which provides our current and emerging leaders with leadership conversations with our CEO. The Bank also supports the development of employees through external educational opportunities such as various bankers' schools that offer multi-year development programs as well as short term training classes and industry conferences.

Information about the Executive Officers of First Community Corporation

Executive officers of First Community Corporation are elected by the board of directors annually and serve at the pleasure of the board of directors. The current executive officers, and persons chosen to become executive officers, and their ages, positions with us over the past five years, and terms of office as of March 16, 2026, are as follows:

Name (age)	Position and Five Year History with Company	With the Company Since
Michael C. Crapps (67)	Chief Executive Officer and President, Director	1994
J. Ted Nissen (64)	Executive Vice President, Chief Banking Officer, and Director; Chief Executive Officer, President, and Director of First Community Bank	1995
Robin D. Brown (58)	Chief Human Resources and Marketing Officer	1994
Sarah T. Donley (60)	Chief Operations Officer/Chief Risk Officer; formerly Senior Vice President and Controller of First Community Bank	1997
John F. (Jack) Walker (60)	Chief Credit Officer	2009
D. Shawn Jordan (58)	Chief Financial Officer	2019
Vaughan R. Dozier, Jr. (45)	Co-Chief Commercial and Retail Banking Officer; formerly Senior Vice President and Regional Market President of First Community Bank	2008
Joseph A. (Drew) Painter (48)	Co-Chief Commercial and Retail Banking Officer; formerly Senior Vice President and Regional Market President of First Community Bank	2003

During the past five years, each of the executive officers listed above has served in the positions indicated or in other executive positions with the Company or First Community Bank. Effective January 1, 2024, Messrs. Painter and Dozier were appointed Executive Vice Presidents and Co-Chief Commercial and Retail Banking Officers. Effective July 1, 2024, Mr. Nissen became Chief Executive Officer of First Community Bank. Effective January 1, 2025, Ms. Donley was appointed Executive Vice President and Chief Operations Officer/Chief Risk Officer.

There are no family relationships among any of the executive officers, and there are no arrangements or understandings between any executive officer and any other person pursuant to which such officer was selected, other than arrangements with the Company's Board of Directors.

SUPERVISION AND REGULATION

Both the Company and the Bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws generally are intended primarily for the protection of customers, depositors and other consumers, the FDIC's Deposit Insurance Fund (the "DIF"), and the banking system as a whole; not for the protection of our other creditors and shareholders.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of those laws and regulations on our operations. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

Legislative and Regulatory Developments

We experienced heightened regulatory requirements and scrutiny following the 2008 global financial crisis, and as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the Economic Growth, Regulatory Reform and Consumer Protection Act ("Regulatory Relief Act"). In addition, newer regulatory developments implemented in response to the COVID-19 pandemic and the bank failures in 2023 will continue to have an impact on our operations.

Capital and Related Requirements.

Regulatory capital rules known as the Basel III rules or Basel III, impose minimum capital requirements for bank holding companies and banks. Basel III was released in the form of enforceable regulations by each of the applicable federal bank regulatory agencies. Basel III is applicable to all banking organizations that are subject to minimum capital requirements, including federal and state banks and savings and loan associations, as well as to bank and savings and loan holding companies, other than "small bank holding companies." A small bank holding company is generally a qualifying bank holding company or savings and loan holding company with less than $3.0 billion in consolidated assets. More stringent requirements are imposed on "advanced approaches" banking organizations—generally those organizations with $250 billion or more in total consolidated assets or $10 billion or more in total foreign exposures.

Based on the foregoing, as a small bank holding company, we are generally not subject to the capital requirements at the holding company level unless otherwise advised by the Federal Reserve; however, our Bank remains subject to the capital requirements. Accordingly, the Bank is required to maintain the following capital levels:

- a Common Equity Tier 1 risk-based capital ratio of 4.5%;
- a Tier 1 risk-based capital ratio of 6%;
- a total risk-based capital ratio of 8%; and
- a leverage ratio of 4%.

Basel III also established a "capital conservation buffer" above the regulatory minimum capital requirements, which must consist entirely of Common Equity Tier 1 capital, which was phased in over several years. The fully phased-in capital conservation buffer of 2.5%, which became effective on January 1, 2019, resulted in the following effective minimum capital ratios for the Bank beginning in 2019: (i) a Common Equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. Under Basel III, institutions are subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if their capital levels fall below the buffer amount. These limitations establish a maximum percentage of eligible retained income that could be utilized for such actions.

Under Basel III, Tier 1 capital includes two components: Common Equity Tier 1 capital and additional Tier 1 capital. The highest form of capital, Common Equity Tier 1 capital, consists solely of common stock (plus related surplus), retained earnings, accumulated other comprehensive income, otherwise referred to as AOCI, and limited amounts of minority interests that are in the form of common stock. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock, Tier 1 minority interests and grandfathered trust preferred securities. Tier 2 capital generally includes the allowance for credit losses up to 1.25% of risk-weighted assets, qualifying preferred stock, subordinated debt and qualifying Tier 2 minority interests, less any deductions in Tier 2 instruments of an unconsolidated financial institution. AOCI is presumptively included in Common Equity Tier 1 capital and often would operate to reduce this category of capital. When implemented, Basel III provided a one-time opportunity at the end of the first quarter of 2015 for covered banking organizations to opt out of a large part of this treatment of AOCI. We made this opt-out election and, as a result, retained our pre-existing treatment for AOCI.

Proposed new rules for U.S. implementation of capital requirements under Basel IV rules, referred to as the "Basel III Endgame," were issued by the U.S. federal banking agencies on July 27, 2023. These proposed rules include broad-based changes to the risk-weighting framework for various credit exposures and operational risk capital requirements. The proposed rules are generally intended to apply only to large banking organizations with total assets of $100 billion or more, and, if finalized as proposed, are not expected to be applicable to us. As of the date of this filing, the Basel III Endgame rules have not been finalized, and their scope, timing, and ultimate implementation remain uncertain.

In November 2019, the federal banking regulators adopted a simplified measure of capital adequacy for qualifying community banking organizations with less than $10 billion in total consolidated assets (the "community bank leverage ratio framework" or "CBLR framework"). A qualifying community banking organization that elects the CBLR framework and maintains a leverage ratio at or above the applicable threshold is deemed to satisfy the generally applicable risk-based and leverage capital requirements under Basel III and, if applicable, the "well capitalized" requirements for prompt corrective action purposes. We have not elected to use the CBLR framework and currently calculate and report under the generally applicable risk-based capital framework; however, we may evaluate the CBLR framework in the future. On November 25, 2025, the federal banking agencies proposed changes to the CBLR framework that would, among other things, reduce the leverage ratio threshold from 9% to 8% and extend the grace period for certain institutions that fall below the threshold; the proposal remains pending and has not been finalized as of the date of this filing.

Acquisition Activities.

The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. In addition, the FDIC's prior approval is generally required for a bank to merge with another bank or to purchase the assets of, or assume the deposits of, another bank. In acting on acquisition applications, the federal banking agencies consider, among other factors, competitive effects, the public benefits expected to be received, post-transaction capital levels, and the applicant's record of meeting community credit needs, including the needs of low- and moderate-income neighborhoods, consistent with safe and sound operation, under the CRA.

Regulatory policy regarding bank merger review has been evolving in recent years. In July 2021, President Biden issued an executive order encouraging federal agencies to promote competition and, among other things, to review existing merger oversight practices. In September 2024, the OCC finalized updates to its business combination regulations and issued a policy statement clarifying its application review principles under the Bank Merger Act. At the same time, the FDIC adopted a revised Statement of Policy on Bank Merger Transactions emphasizing a broader evaluation of merger applications. In parallel, the DOJ withdrew the 1995 Bank Merger Competitive Review Guidelines and indicated it would apply its general merger enforcement framework, including the 2023 Merger Guidelines, in reviewing banking transactions.

In 2025, the FDIC rescinded its 2024 statement of policy and reinstated the prior statement of policy while it reevaluates its merger review framework. These developments underscore that merger review standards and supervisory expectations may continue to change, which could affect the timing, cost, and feasibility of future acquisition opportunities.

Change in Control.

Two statutes, the Change in Bank Control Act ("CBCA") and the Bank Holding Company Act, together with regulations promulgated under them, require some form of regulatory review before any company may acquire "control" of a bank or a bank holding company. Under the Change in Bank Control Act, a person or company is required to file a notice with the Federal Reserve if it will, as a result of the transaction, own or control 10% or more of any class of voting securities or direct the management or policies of a bank or bank holding company and either if the bank or bank holding company has registered securities or if the acquirer would be the largest holder of that class of voting securities after the acquisition. For a change in control at the holding company level, the Federal Reserve is the primary reviewing agency, and the subsidiary bank's primary federal regulator is provided notice and an opportunity to comment; at the bank level, only the bank's primary federal regulator is involved.

In addition, the Bank Holding Company Act prohibits any entity from acquiring 25% (5% if the acquirer is a bank holding company) or more of a bank holding company's voting securities, or otherwise obtaining control or a controlling influence over the management or policies of a bank or bank holding company without regulatory approval. The Federal Reserve's standards for determining whether one company has control over another established four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the standards, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence. In 2024, the Federal Reserve indicated that it may revisit certain aspects of this framework, however, as of the date of this filing, no revisions to this framework have been finalized.

Most recently, the FDIC rescinded its proposed rule issued in August 2024 that would have amended its filing requirements under the CBCA. That proposal sought to remove an exemption allowing acquisitions of voting securities in a depository institution holding company to rely on Federal Reserve review without a separate FDIC filing. In January 2025, the FDIC withdrew the proposal, citing concerns about duplicative requirements and the need for further consideration.

Transactions subject to the Bank Holding Company Act are exempt from Change in Bank Control Act requirements. For state banks, state laws, including those of South Carolina, typically require approval by the state bank regulator as well.

Transactions with Affiliates and Insiders.

The Company is a legal entity separate and distinct from the Bank and its other subsidiaries. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company or its non-bank subsidiaries. The Company and the Bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W.

Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit by a bank to any affiliate, including its holding company, and on a bank's investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of any affiliates of the bank. Section 23A also applies to derivative transactions, repurchase agreements and securities lending and borrowing transactions that cause a bank to have credit exposure to an affiliate. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the

Bank's capital and surplus and, as to all affiliates combined, to 20% of the Bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The Bank is forbidden to purchase low quality assets from an affiliate.

Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. If there are no comparable transactions, a bank's (or one of its subsidiaries') affiliate transaction must be on terms and under circumstances, including credit standards, that in good faith would be offered to, or would apply to, nonaffiliated companies. These requirements apply to all transactions subject to Section 23A as well as to certain other transactions.

The affiliates of a bank include any holding company of the bank, any other company under common control with the bank (including any company controlled by the same shareholders who control the bank), any subsidiary of the bank that is itself a bank, any company in which the majority of the directors or trustees also constitute a majority of the directors or trustees of the bank or holding company of the bank, any company sponsored and advised on a contractual basis by the bank or an affiliate, and any mutual fund advised by a bank or any of the bank's affiliates. Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve decides to treat these subsidiaries as affiliates.

The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Extensions of credit include derivative transactions, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions to the extent that such transactions cause a bank to have credit exposure to an insider. Any extension of credit to an insider (i) must be made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unrelated third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

The federal banking agencies have extended the temporary relief from enforcement actions related to Regulation O multiple times. The relief, which applies to banks and asset managers that become principal stockholders of banks, will now expire on the earlier of January 1, 2027, or the effective date of a final Federal Reserve rule revising Regulation O. This extension allows additional time for regulators to address the treatment of bank credit extensions to complex-controlled portfolio companies that qualify as insiders. Financial institutions and asset managers should continue monitoring updates, as a final rule could impact the relief before its expiration.

First Community Corporation

We own 100% of the outstanding capital stock of the Bank, and, therefore, we are considered a bank holding company under the federal Bank Holding Company Act. As a result, we are primarily subject to the supervision, examination and reporting requirements of the Federal Reserve under the Bank Holding Company Act and its regulations promulgated thereunder. Moreover, as a bank holding company of a bank located in South Carolina, we also are subject to the South Carolina Banking and Branching Efficiency Act.

Permitted Activities. Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

- banking or managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and
- any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking;

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and usual related activities;
- leasing personal or real property;
- operating a non-bank depository institution, such as a savings association;
- trust company functions;
- financial and investment advisory activities;
- conducting discount securities brokerage activities;
- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;
- performing selected data processing services and support services;
- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- performing selected insurance underwriting activities.

As a bank holding company, we also can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In summary, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. We have not sought financial holding company status but may elect such status in the future as our business matures. If we were to elect in writing for financial holding company status, each insured depository institution we control would have to be well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act ("CRA") (discussed below).

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries.

Source of Strength. There are a number of obligations and restrictions imposed by law and regulatory policy on bank holding companies with regard to their depository institution subsidiaries that are designed to minimize potential loss to depositors and to the FDIC insurance funds in the event that the depository institution becomes in danger of defaulting under its obligations to repay deposits. Under a policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), to avoid receivership of its insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" within the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

The Federal Reserve also has the authority under the Bank Holding Company Act to require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities' additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

In addition, the “cross guarantee” provisions of the Federal Deposit Insurance Act (“FDIA”) require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC’s claim for damages is superior to claims of shareholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor, or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of our Bank.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Capital Requirements. The Federal Reserve generally imposes certain capital requirements on a bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. If applicable, these requirements are essentially the same as those that apply to the Bank and are described above under “Capital and Related Requirements.” However, because the Company currently qualifies as a small bank holding company, these capital requirements do not currently apply to the Company. Subject to certain restrictions, we are able to borrow money to make a capital contribution to the Bank, and these loans may be repaid from dividends paid from the Bank to the Company. Our ability to pay dividends depends on, among other things, the Bank’s ability to pay dividends to us, which is subject to regulatory restrictions as described below in “First Community Bank—Dividends.” We are also able to raise capital for contribution to the Bank by issuing securities without prior regulatory approval, subject to compliance with federal and state securities laws.

Dividends. As a bank holding company, the Company’s ability to declare and pay dividends is dependent on certain federal and state regulatory considerations, including the guidelines of the Federal Reserve. The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve’s policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. The Federal Reserve’s policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. Likewise, under the proposed Basel III Endgame rules, banks subject to the new framework could face increased capital requirements that may impact dividend policies and capital distribution strategies. If finalized and implemented, these rules could introduce new capital constraints for institutions seeking to maintain or increase dividend payments. These regulatory policies could affect the Company’s ability to pay dividends or otherwise engage in capital distributions.

In addition, since the Company is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, its ability to pay dividends depends on the ability of the Bank to pay dividends to it, which is also subject to regulatory restrictions as described below in “First Community Bank—Dividends.”

South Carolina State Regulation. As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on any sale to, or merger with, other financial institutions. We are not required to obtain the approval of the S.C. Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the S.C. Board's approval prior to engaging in the acquisition of a South Carolina state-chartered bank or another South Carolina bank holding company.

First Community Bank

As a South Carolina state bank, the Bank's primary federal regulator is the FDIC, and the Bank is also regulated and examined by the S.C. Board. Deposits in the Bank are insured by the FDIC up to a maximum amount of $250,000. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category.

The S.C. Board and the FDIC regulate or monitor virtually all areas of the Bank's operations, including:

- security devices and procedures;
- adequacy of capitalization and allowance for credit losses;
- loans;
- investments;
- borrowings;
- deposits;
- mergers;
- issuances of securities;
- payment of dividends;
- interest rates payable on deposits;
- interest rates or fees chargeable on loans;
- establishment of branches;
- corporate reorganizations;
- maintenance of books and records; and
- adequacy of staff training to carry on safe lending and deposit gathering practices.

These agencies, and the federal and state laws applicable to the Bank's operations, extensively regulate various aspects of our banking business, including, among other things, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans and on deposits, the maintenance of reserves on demand deposit liabilities, and the safety and soundness of our banking practices.

Prompt Corrective Action. The FDICIA established a "prompt corrective action" program in which every bank is placed in one of five regulatory categories, depending primarily on its regulatory capital levels. The FDIC and the other federal banking regulators are permitted to take increasingly severe action as a bank's capital position or financial condition declines below the "Adequately Capitalized" level described below. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's leverage ratio reaches two percent. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital. The FDIC's regulations set forth five capital categories, each with specific regulatory consequences. The categories are:

- Well Capitalized—The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution (i) has a total risk-based capital ratio of 10% or greater, (ii) has a Tier 1 risk-based capital ratio of 8% or greater, (iii) has a common equity Tier 1 risk-based capital ratio of 6.5% or greater, (iv) has a leverage capital ratio of 5% or greater, and (v) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

- Adequately Capitalized—The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution (i) has a total risk-based capital ratio of 8% or greater, (ii) has a Tier 1 risk-based capital ratio of 6% or greater, (iii) has a common equity Tier 1 risk-based capital ratio of 4.5% or greater, and (iv) has a leverage capital ratio of 4% or greater.

- Undercapitalized—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution (i) has a total risk-based capital ratio of less than 8%, (ii) has a Tier 1 risk-based capital ratio of less than 6%, (iii) has a common equity Tier 1 risk-based capital ratio of less than 4.5%, or (iv) has a leverage capital ratio of less than 4%.

- Significantly Undercapitalized—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution (i) has a total risk-based capital ratio of less than 6%, (ii) has a Tier 1 risk-based capital ratio of less than 4%, (iii) has a common equity Tier 1 risk-based capital ratio of less than 3%, or (iv) has a leverage capital ratio of less than 3%.

- Critically Undercapitalized—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

If the FDIC determines, after notice and an opportunity for hearing, that the bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If a bank is not well capitalized, it cannot accept brokered deposits without prior regulatory approval. In addition, a bank that is not well capitalized cannot offer an effective yield in excess of 75 basis points over interest paid on deposits of comparable size and maturity in such institution's normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank's normal market area. Moreover, the FDIC generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be categorized as undercapitalized. Undercapitalized institutions are subject to growth limitations (an undercapitalized institution may not acquire another institution, establish additional branch offices, or engage in any new line of business unless determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action) and are required to submit a capital restoration plan. The agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with the capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of an amount equal to 5.0% of the depository institution's total assets at the time it became categorized as undercapitalized or the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is categorized as significantly undercapitalized.

Significantly undercapitalized categorized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become categorized as adequately capitalized, requirements to reduce total assets, restrictions on deposit interest rates, orders for election of new directors or forced dismissal of executive officers, divestment of certain subsidiaries, and cessation of receipt of deposits from correspondent banks. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause a bank to become undercapitalized, it could not pay a management fee or dividend to the bank holding company.

As of December 31, 2025, the Bank was deemed to be "well capitalized."

*Standards for Safety and Soundness***.** The FDIA also requires the federal banking regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset growth. The agencies also must prescribe standards for asset quality, earnings, and stock valuation, as well as standards for compensation, fees, and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if the FDIC determines that the Bank fails to meet any standards prescribed by the guidelines, the agency may require the Bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDIC. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans. The FDIC previously requested comments on a proposal that would amend the regulations implementing Section 29 of the Federal Deposit Insurance Act which contains brokered deposits restrictions that apply to less than well capitalized depository institutions. In January 2025, Acting FDIC Chairman Travis Hill announced plans to withdraw the proposed amendments to Section 29 of the Federal Deposit Insurance Act. The decision to withdraw these proposals aligns with the current administration's broader deregulatory agenda, which includes revisiting and potentially rescinding various financial regulations established during the previous administration.

Regulatory Examination. The FDIC also requires the Bank to prepare annual reports on the Bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

All insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate federal banking agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor whenever applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The federal banking regulatory agencies prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

- internal controls;
- information systems and audit systems;
- loan documentation;
- credit underwriting;
- interest rate risk exposure; and
- asset quality.

Dividends. The Company's principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the Bank. Statutory and regulatory limitations apply to the Bank's payment of dividends to the Company. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances. The Bank must also maintain the Common Equity Tier 1 capital conservation buffer of 2.5%, in excess of its minimum regulatory risk-based capital ratios, to avoid becoming subject to restrictions on capital distributions, including dividends, as described above.

Branching. Federal legislation permits out-of-state acquisitions by bank holding companies, interstate branching by banks, and interstate merging by banks. The Dodd-Frank Act removed previous state law restrictions on *de novo* interstate branching in states such as South Carolina and Georgia. This change effectively permits out of state banks to open *de novo* branches in states where the laws of such state would permit a bank chartered by that state to open a *de novo* branch.

Anti-Tying Restrictions. Under amendments to the Bank Holding Company Act and Federal Reserve regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

Community Reinvestment Act. The Bank is subject to certain requirements and reporting obligations under the CRA, which requires federal banking regulators to evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate- income neighborhoods. The CRA further requires these criteria to be considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could result in the imposition of additional requirements and limitations on the Bank. Additionally, financial institutions must publicly disclose the terms of various CRA-related agreements. In its most recent CRA examination, the Bank received a "satisfactory" rating.

In December 2019, the FDIC and OCC issued a notice of proposed rulemaking intended to (i) clarify which activities qualify for CRA credit; (ii) update where activities count for CRA credit; (iii) create a more transparent and objective method for measuring CRA performance; and (iv) provide for more transparent, consistent, and timely CRA-related data collection, recordkeeping, and reporting. However, the Federal Reserve did not join the proposed rulemaking. That proposed rulemaking was later superseded and is no longer in effect. In January 2025, the OCC, the FDIC, and the Federal Reserve issued additional guidance clarifying that digital and fintech-driven activities may be eligible for CRA consideration provided they meet applicable CRA criteria. This guidance reflects efforts to modernize CRA evaluations in light of evolving banking practices.

In May 2020, the OCC issued its final CRA rule, which was later rescinded in December 2021, replacing it with a rule based on the rules adopted jointly by the federal banking agencies in 1995, as amended and superseded by an updated joint framework. On the same day that the OCC announced its plans to rescind the CRA final rule, the OCC, the FDIC, and the Federal Reserve announced that they were working together to "strengthen and modernize the rules implementing the CRA." On May 5, 2022, the OCC, FDIC, and Federal Reserve released a notice of proposed rulemaking regarding the CRA and invited public comment on the proposed rules. The comment period closed on August 5, 2022. On October 24, 2023, the OCC, the FDIC, and

the Federal Reserve issued a final rule to strengthen and modernize regulations implementing the CRA. The final rule was scheduled to take effect on April 1, 2024; however, its effectiveness was enjoined by a federal court, and compliance with the majority of the final rule's provisions has been deferred. Several banking industry groups filed a lawsuit seeking to invalidate the CRA final rule, arguing that the federal banking agencies exceeded their statutory authority in adopting the rule. In March 2024, a federal judge granted an injunction preventing the CRA final rule from taking effect. The OCC, the FDIC, and the Federal Reserve appealed the injunction. However, in March 2025, the federal banking agencies filed an unopposed motion to stay the appeal pending completion of a new rule that would propose rescinding the enjoined 2023 CRA Final Rule and reinstating the CRA framework that existed prior to the final rule. In April 2025, the Fifth Circuit granted the agencies' motion. In July 2025, the OCC, FDIC, and Federal Reserve issued a notice of proposed rulemaking to rescind the 2023 CRA Final Rule and reinstate the prior CRA regulations; the comment period closed on August 18, 2025, and the proposal has not been finalized as of the date of this filing. Management continues to evaluate developments relating to the CRA and their potential impact on the Bank.

Fair Lending Requirements. We are subject to certain fair lending requirements and reporting obligations involving lending operations. A number of laws and regulations provide these fair lending requirements and reporting obligations, including, at the federal level, the Equal Credit Opportunity Act ("ECOA"), as amended by the Dodd-Frank Act, and Regulation B, as well as the Fair Housing Act ("FHA") and regulations implementing FHA found at 24 C.F.R. Part 100. ECOA and Regulation B prohibit discrimination in any aspect of a credit transaction based on a number of prohibited factors, including race or color, religion, national origin, sex, marital status, age, the applicant's receipt of income derived from public assistance programs, and the applicant's exercise, in good faith, of any right under the Consumer Credit Protection Act. ECOA and Regulation B include lending acts and practices that are specifically prohibited, permitted, or required, and these laws and regulations proscribe data collection requirements, legal action statute of limitations, and disclosure of the consumer's ability to receive a copy of any appraisal(s) and valuation(s) prepared in connection with certain loans secured by dwellings. In January 2023, the OCC revised its "Fair Lending" booklet of the Comptroller's Handbook to incorporate clarified details and risk factors for a variety of examination scenarios addressing fair lending and to update references to supervisory guidance, sound risk management practices, and applicable legal standards. While this OCC guidance does not apply to the Bank explicitly, it represents best practices guidance for the Bank. FHA prohibits discrimination in all aspects of residential real-estate related transactions based on prohibited factors, including race or color, national origin, religion, sex, familial status, and handicap. On April 23, 2025, President Trump issued Executive Order 14281, "Restoring Equality of Opportunity and Meritocracy," which states that it is the policy of the United States to eliminate the use of disparate-impact liability "to the maximum degree possible" and directs federal agencies to review and, where appropriate, revise enforcement approaches and regulations that rely on disparate-impact theories. Following the Executive Order, the FDIC updated the Fair Lending Laws and Regulation section of its Consumer Compliance Examination Manual to remove all references to disparate impact and how to evaluate disparate impact risk.

Federal fair lending laws and regulations, as interpreted by courts and regulatory agencies, continue to recognize both disparate treatment and disparate impact theories of liability. Regulatory agencies periodically review and update supervisory guidance related to fair lending risk management and examination practices.

In addition to prohibiting discrimination in credit transactions on the basis of prohibited factors, these laws and regulations can cause a lender to be liable for policies that result in a disparate treatment of or have a disparate impact on a protected class of persons. If a pattern or practice of lending discrimination is alleged by a regulator, then the matter may be referred by the agency to the DOJ for investigation. In December 2012, the DOJ and CFPB entered into a Memorandum of Understanding under which the agencies have agreed to share information, coordinate investigations, and have generally committed to strengthen their coordination efforts.

In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with fair lending requirements into account when regulating and supervising other activities of the bank, including in acting on expansionary proposals.

Financial Subsidiaries. Under the Gramm-Leach-Bliley Act, otherwise referred to as the GLBA, subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form “financial subsidiaries” that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank’s equity investment in the financial subsidiary be deducted from the bank’s assets and tangible equity for purposes of calculating the bank’s capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates.

Consumer Protection Regulations. Activities of the Bank are subject to a variety of statutes and regulations—both at the federal and state levels—designed to protect consumers. This includes Title X of the Dodd-Frank Act, which prohibits engaging in any unfair, deceptive, or abusive acts or practices (“UDAAP”). UDAAP claims involve detecting and assessing risks to consumers and to markets for consumer financial products and services. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as:

- the Dodd-Frank Act that created the Consumer Financial Protection Bureau (“CFPB”), an independent regulatory authority housed within the Federal Reserve, which has broad rule-making authority over a wide range of consumer laws that apply to insured depository institutions;

- the Truth-In-Lending Act (“TILA”) and Regulation Z, governing disclosures of credit terms to consumer borrowers and including substantial requirements for mortgage lending and servicing, as mandated by the Dodd-Frank Act;

- the Home Mortgage Disclosure Act (“HMDA”) and Regulation C, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, and requiring collection and disclosure of data about applicant and borrower characteristics to assist in identifying possible discriminatory lending patterns and enforcing antidiscrimination statutes;

- the Equal Credit Opportunity Act (“ECOA”) and Regulation B, prohibiting discrimination on the basis of race, color, religion, or other prohibited factors in any aspect of a credit transaction;

- the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, and Regulation V, governing the use of consumer reports, provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures, and requiring banks to have in place an “identity theft red flags” program to detect, prevent and mitigate identity theft.

- the Fair Debt Collection Practices Act and Regulation F, governing the manner in which consumer debts may be collected by collection agencies and intending to eliminate abusive, deceptive, and unfair debt collection practices;

- the Real Estate Settlement Procedures Act (“RESPA”) and Regulation X, which governs various aspects of residential mortgage loans, including the settlement and servicing process, dictates certain disclosures to be provided to consumers, and imposes other requirements related to compensation of service providers, insurance escrow accounts, and loss mitigation procedures;

- The Secure and Fair Enforcement for Mortgage Licensing Act (“SAFE Act”) which mandates a nationwide licensing and registration system for residential mortgage loan originators. The SAFE Act also prohibits individuals from engaging in the business of a residential mortgage loan originator without first obtaining and maintaining annual registration as either a federal or state licensed mortgage loan originator;

- The Homeowners Protection Act ("HPA"), or the PMI Cancellation Act, provides requirements relating to private mortgage insurance (PMI) on residential mortgages, including the cancelation and termination of PMI, disclosure and notification requirements, and the requirement to return unearned premiums;

- The Fair Housing Act ("FHA") prohibits discrimination in all aspects of residential real-estate related transactions based on race or color, national origin, religion, sex, and other prohibited factors;

- The Servicemembers Civil Relief Act ("SCRA") and Military Lending Act ("MLA"), providing certain protections for servicemembers, members of the military, and their respective spouses, dependents and others;

- Section 106(c)(5) of the Housing and Urban Development Act requires making home ownership available to eligible homeowners; and

- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the Bank also are subject to laws, such as the following federal laws:

- the FDIA, which, among other things, imposes a minimum amount of deposit insurance available per account to $250,000 and imposes other limits on deposit-taking;

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- the Electronic Funds Transfer Act and Regulation E, which governs the rights, liabilities, and responsibilities of consumers and financial institutions using electronic fund transfer services, and which generally mandates disclosure requirements, establishes limitations on liability applicable to consumers for unauthorized electronic fund transfers, dictates certain error resolution processes, and applies other requirements relating to automatic deposits to and withdrawals from deposit accounts;

- the Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- The Expedited Funds Availability Act ("EFA Act") and Regulation CC, setting forth requirements to make funds deposited into transaction accounts available according to specified time schedules, disclose funds availability policies to customers, and relating to the collection and return of checks and electronic checks, including the rules regarding the creation or receipt of substitute checks; and

- the Truth in Savings Act ("TISA") and Regulation DD, which requires depository institutions to provide disclosures so that consumers can make meaningful comparisons about depository institutions and accounts.

In light of the growing concern by regulators about relationships between chartered financial institutions and their third-party service providers, the FDIC joined the other federal supervisory agencies in issuing the Interagency Guidance on Third-Party Relationships: Risk Management. This guidance provided risk management oversight guidelines for financial institutions to incorporate in their ongoing relationships with third-party vendors.

The CFPB has broad authority to regulate the offering and provision of consumer financial products and services. The CFPB has the authority to supervise and examine depository institutions with more than $10 billion in assets for compliance with federal consumer laws. The authority to supervise and examine depository institutions with $10 billion or less in assets, such as the Bank, for compliance with federal consumer laws

remains largely with those institutions' primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. As such, the CFPB may participate in examinations of the Bank. In addition, states are permitted to adopt consumer protection laws and regulations that are stricter than the regulations promulgated by the CFPB.

The CFPB has issued a number of significant rules that impact nearly every aspect of the lifecycle of consumer financial products and services, including rules regarding residential mortgage loans. These rules implement Dodd-Frank Act amendments to ECOA, TILA and RESPA. On July 18, 2024 regulators, including the CFPB, issued interagency guidance on reconsideration of value (ROVs) of residential real estate transactions. The CFPB continued its scrutiny of so called "pay-to-pay" and "junk fee" regimes, proposing rules related to credit card penalties. In March 2024, the CFPB finalized a rule that addresses late fees charged by card issuers that together with their affiliates have one million or more open credit card accounts. However, on April 15, 2025, the "Credit Card Penalty Fees Final Rule" was vacated pursuant to an order of the United States District Court for the Northern District of Texas.

Bank regulators take into account compliance with consumer protection laws when considering approval of proposed expansionary proposals.

Enforcement Powers. The Bank and its "institution-affiliated parties," including its management, employee's agent's independent contractors and consultants, such as attorneys and accountants, and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations, or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' powers to issue cease-and-desist orders have been expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Anti-Money Laundering and Countering the Financing of Terrorism (AML/CFT); the USA PATRIOT Act; the Office of Foreign Asset Control. Financial institutions must maintain AML/CFT programs, including internal policies, compliance officers, training, and independent audits, in accordance with the Bank Secrecy Act ("BSA") and other federal laws. They must adhere to "knowing your customer" and enhanced due diligence requirements, particularly for high-risk customers and foreign institutions, to prevent money laundering and terrorism financing. Institutions must also report suspicious activities to law enforcement and ensure compliance with risk-based customer due diligence procedures. The USA PATRIOT Act amended the BSA to enhance financial transparency and information-sharing between institutions, regulators, and law enforcement. It mandates customer identification programs, increased due diligence for non-U.S. persons, and stricter reporting of transactions over $10,000 to FinCEN. Financial institutions must also monitor and report transactions involving individuals or entities suspected of terrorist financing. Regulators actively enforce compliance, imposing penalties on institutions failing to meet AML/CFT obligations.

The USA PATRIOT Act amended the Bank Secrecy Act and provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the U.S. Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; (iv) filing

suspicious activities reports if a bank believes a customer may be violating U.S. laws and regulations; and (v) requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

Under the USA PATRIOT Act, the regulators can provide lists of the names of persons suspected of involvement in terrorist activities. The Bank can be requested to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact the applicable governmental authorities.

The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury (the "Treasury"), is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of names of persons and organizations with which the Bank is prohibited from engaging in business. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report, and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

In August 2023, the FFIEC updated its BSA/AML Examination Manual to clarify risk-based compliance expectations. The FFIEC and the FDIC emphasize oversight of third-party AML/CFT service providers, with examination enforcement actions against institutions that fail to monitor vendors effectively.

The Anti-Money Laundering Act of 2020 included the Corporate Transparency Act ("CTA"), which directed the Financial Crimes Enforcement Network ("FinCEN") to establish beneficial ownership information ("BOI") reporting requirements for certain legal entities. The CTA and FinCEN's implementing regulations have been the subject of significant litigation and subsequent regulatory action. In 2025, the U.S. Department of the Treasury announced that it would not enforce BOI reporting penalties against U.S. citizens or domestic reporting companies, and FinCEN issued an interim final rule removing BOI reporting requirements for U.S. companies and U.S. persons. As a result, BOI reporting requirements currently apply primarily to certain foreign reporting companies registered to do business in the United States, subject to applicable exemptions. The scope, implementation, and enforcement posture of the CTA remain subject to further regulatory and judicial developments.

Following Russia's invasion of Ukraine, OFAC imposed extensive sanctions under Executive Order 14024, including restrictions on Russian financial institutions, expanded sovereign debt prohibitions, and increased scrutiny of sanctions evasion. FinCEN issued an alert in March 2022, advising heightened vigilance. Sanctions enforcement continued through 2023 and 2024. Globally, the Financial Action Task Force ("FATF") updates its high-risk jurisdiction lists, affecting due diligence requirements for international transactions. In October 2025, FATF removed Burkina Faso, Mozambique, Nigeria and South Africa from its lists of Jurisdictions under Increased Monitoring. BSA/AML oversight by financial institutions continues to be a significant source of enforcement activity by all prudential regulators and FinCEN and therefore requires ongoing focus by the Bank.

Privacy and Data Security. There are a number of state and federal laws and regulations that govern financial privacy and cybersecurity. At the federal level, this includes the privacy protection provisions of the Gramm-Leach-Bliley Act ("GLBA") and related regulations, including Regulation P, which govern the treatment of nonpublic personal information. Under these privacy protection provisions, we are limited in our ability to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies and notices to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party.

Consumers must be notified in the event of a data breach under applicable state laws. Multiple states and Congress are considering laws or regulations which could create new individual privacy rights and impose increased obligations on companies handling personal data. For example, on November 18, 2021, the federal financial regulatory agencies published a final rule that required banking organizations and their service providers to implement new notification requirements for significant cybersecurity incidents. Specifically, the final rule requires banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer-security incident" that rises to the level of a "notification incident" within the meaning attributed to those terms by the final rule. Banks' service providers are required under the final rule to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours. The final rule took effect on April 1, 2022 and banks and their service providers must have complied with the requirements of the rule by May 1, 2022. Effective December 9, 2022, the FTC's amendments to GLBA's Safeguards Rule became effective for institutions subject to the FTC's jurisdiction; banking organizations subject to federal banking agency oversight are subject to substantially similar information security requirements enforced by their prudential regulators. In 2024 and 2025, federal banking agencies issued guidance emphasizing ransomware preparedness and third-party risk management. Banks are expected to maintain robust incident response plans, conduct resilience exercises, and strengthen cybersecurity controls. Additionally, regulators reinforced that institutions remain fully accountable for risks posed by third-party service providers, requiring comprehensive due diligence, ongoing monitoring, and governance oversight.

States continue to take the lead in passing privacy focused legislation. A majority of states have now enacted some form of consumer privacy protection laws, many of which include exemptions or partial exemptions for entities regulated under GLBA. Congress has proposed significant privacy focused legislation largely targeting technology companies, however, to date, none of these laws have been enacted.

The CFPB has also taken significant actions relating to consumer privacy and consumer access to financial data. In October 2024, the CFPB issued a final rule implementing Section 1033 of the Consumer Financial Protection Act (the "Personal Financial Data Rights Rule"), which would require covered data providers, including banks, to make certain covered consumer financial data available to consumers and to authorized third parties in electronic form, subject to prescribed requirements. The rule has been the subject of litigation and related judicial and administrative developments that have delayed its implementation. In July 2025, the CFPB publicly stated that it intended to replace or substantially revise the rule through a new rulemaking process and sought to pause pending litigation while it pursued that process. In August 2025, the CFPB issued an advance notice of proposed rulemaking to reconsider the rule, focusing on the scope of authorized representatives, potential cost recovery mechanisms, and data security and privacy considerations. In October 2025, a federal district court in Kentucky issued a preliminary injunction temporarily blocking enforcement of the rule. The rule remains subject to ongoing litigation and regulatory reconsideration, and the scope, timing and ultimate requirements of any final rule remain uncertain.

Cybersecurity. The federal banking regulators regularly issue new guidance and standards, and update existing guidance and standards, regarding cybersecurity intended to enhance cyber risk management among financial institutions. Financial institutions are expected to comply with such guidance and standards and to accordingly develop appropriate security controls and risk management processes. If we fail to observe such regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties. In 2023, the SEC issued a final rule that requires disclosure of material cybersecurity incidents, as well as cybersecurity risk management, strategy and governance. Under this rule, banking organizations that are SEC registrants must generally disclose information about a material cybersecurity incident within four business days of determining it is material with periodic updates as to the status of the incident in subsequent filings, as necessary.

Under a final rule adopted by federal banking agencies in 2021, banking organizations are required to notify their primary banking regulator within 36 hours of determining that a "computer-security incident" has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's ability to carry out banking operations or deliver banking products and services to a material

portion of its customer base, its businesses and operations that would result in material loss, or its operations that would impact the stability of the United States.

State regulators have also been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and many states have also recently implemented or modified their data breach notification, information security and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments in the states in which our customers are located.

Risks and exposures related to cybersecurity attacks, including litigation and enforcement risks, are expected to be elevated for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our customers.

Effect of Governmental Monetary Policies. Our earnings and financial condition are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies, particularly the Federal Reserve. The Federal Reserve influences interest rates and overall economic activity through its open market operations, discount window lending, reserve requirements and other monetary policy tools. Changes in monetary policy affect the levels of market interest rates, the availability and cost of credit, the demand for loans, the fair value of securities and other earning assets, and the rates we pay on deposits and other funding sources. Following a period of rapid monetary tightening during 2022 and 2023 to address elevated inflation, the Federal Open Market Committee began reducing the federal funds target rate in 2024 as inflation moderated and economic growth slowed. During 2025, the federal funds target range declined further and ended the year between 3.50% and 3.75%. The pace, magnitude and direction of future interest rate changes remain uncertain and will depend on economic conditions, including inflation trends, employment levels and financial market stability. Changes in interest rates and other monetary policy actions can materially affect our net interest margin, loan demand, deposit flows, liquidity, credit quality and the market value of our investment securities portfolio. Because these factors are beyond our control and difficult to predict, we cannot assure that future monetary policy developments will not have an adverse effect on our results of operations or financial condition. Changes in market interest rates can have a significant impact on the level of income and expense recorded on a large portion of our interest-earning assets and interest-bearing liabilities, and on the market value of all interest-earning assets, other than those possessing a short term to maturity. Furthermore, changes in market interest rates can have a significant impact on the level of mortgage originations and related mortgage non-interest income.

Insurance of Accounts and Regulation by the FDIC. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks to $250,000 per account. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It also may prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the bank's regulatory authority an opportunity to take such action and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

As an FDIC-insured bank, the Bank must pay deposit insurance assessments to the FDIC based on its average total assets minus its average tangible equity. The Bank's assessment rates are currently based on its risk classification (i.e., the level of risk it poses to the FDIC's deposit insurance fund). Institutions classified as higher risk pay assessments at higher rates than institutions that pose a lower risk. The initial base assessment rates currently range from approximately five basis points to approximately 32 basis points.

In addition to the ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances. For example, in November 2023, the FDIC implemented a special assessment to recover the approximately $16.3 billion loss to the Deposit Insurance Fund associated with protecting

uninsured depositors following the closures of Silicon Valley Bank and Signature Bank, New York, NY earlier in the year. However, the assessment was limited to banks with an excess of $5 billion uninsured deposits as of December 31, 2022, so we did not receive any assessment.

The FDIC may terminate the deposit insurance of any insured depository institution, including the Bank, if it determines, after a hearing, that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is not aware of any practice, condition or violation that might lead to termination of the Bank's deposit insurance.

Incentive Compensation. In addition to the potential restrictions on discretionary bonus compensation under the Basel III rules, the federal bank regulatory agencies have issued guidance on incentive compensation policies (the "Incentive Compensation Guidance") intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Incentive Compensation Guidance, which covers all employees that have the ability to materially affect the risk profile of an institution, either individually or as part of a group, is based upon the key principles that a financial institution's incentive compensation arrangements should comply with the following principles: (i) provide employees incentives that appropriately balance risk and reward; (ii) be compatible with effective controls and risk-management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

The scope and content of federal bank regulatory agencies' policies on executive compensation are continuing to develop and are likely to continue evolving in the near future. In 2016, federal agencies proposed regulations which could significantly change the regulation of incentive compensation programs at financial institutions. The proposal would create four tiers of institutions based on asset size. Institutions in the top two tiers would be subject to rules much more detailed and proscriptive than are currently in effect. If interpreted aggressively by the regulators, the proposed rules could be used to prevent, as a practical matter, larger institutions from engaging in certain lines of business where substantial commission and bonus pool arrangements are the norm. In the 2016 proposal, the top two tiers included institutions with more than $50 billion of assets, which would not currently apply to us. In May 2024, the federal banking agencies reissued a Notice of Proposed Rulemaking under Section 956 of the Dodd-Frank Act to strengthen oversight of incentive compensation arrangements. The proposal would apply to institutions with $1 billion or more in total consolidated assets and includes requirements for risk-adjusted awards, mandatory deferrals, forfeiture and clawback provisions, and enhanced governance standards. As of the date of this filing, these proposed rules have not been finalized. This marks the latest effort to finalize rules originally proposed in 2011 and 2016, signaling continued regulatory focus on aligning compensation practices with safety and soundness objectives. We cannot predict what final rules may be adopted, nor how they may be implemented and, therefore, it cannot be determined at this time whether compliance with such policies will adversely affect our ability to hire, retain and motivate our key employees.

In addition, the Tax Cuts and Jobs Act (the "Tax Act"), which was signed into law in December 2017, contains certain provisions affecting performance-based compensation. Specifically, the pre-existing exception to the $1.0 million deduction limitation applicable to performance-based compensation was repealed. The deduction limitation is now applied to all compensation exceeding $1.0 million, for our covered employees, regardless of how it is classified. Subsequent legislation and regulatory guidance, such as the One Big Beautiful Bill Act in 2025, have expanded the definition of covered employees and the application of these limitations across affiliated and controlled group entities, which may increase the number of individuals and entities subject to these limitations which could have an adverse effect on our income tax expense and net income.

Corporate Governance. The Dodd-Frank Act addressed many investor protection, corporate governance and executive compensation matters that affect most U.S. publicly traded companies. The Dodd-Frank Act (i) grants stockholders of U.S. publicly traded companies an advisory vote on executive

compensation and so-called "golden parachute" payments, (ii) enhances independence requirements for compensation committee members, (iii) requires the SEC to adopt rules directing national securities exchanges to establish listing standards requiring all listed companies to adopt incentive-based compensation clawback policies for executive officers, and (iv) provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company's proxy materials. The SEC has completed the bulk (although not all) of the rulemaking necessary to implement these provisions. However, on October 26, 2022, the SEC adopted final rules implementing the incentive-based compensation recovery (clawback) provisions of the Dodd-Frank Act. The final rules directed the stock exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. As of December 1, 2023, the final clawback rules from The NASDAQ Stock Market were effective. The Company's updated clawback policies were effective September 19, 2023.

Concentrations in Commercial Real Estate. Concentration risk exists when FDIC-insured institutions deploy too many assets to any one industry or segment. A concentration in commercial real estate is one example of regulatory concern. The interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance ("CRE Guidance") provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny: (i) total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, exceeding 300% or more of an institution's total risk-based capital and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more in the preceding three years or (ii) construction and land development loans exceeding 100% of total risk-based capital. The CRE Guidance does not limit banks' levels of commercial real estate lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. On December 18, 2015, the federal banking agencies issued a statement to reinforce prudent risk-management practices related to commercial real estate lending, having observed substantial growth in many commercial real estate asset and lending markets, increased competitive pressures, rising commercial real estate concentrations in banks, and an easing of commercial real estate underwriting standards. The federal bank agencies reminded FDIC-insured institutions to maintain underwriting discipline and exercise prudent risk-management practices to identify, measure, monitor and manage the risks arising from commercial real estate lending. In addition, FDIC-insured institutions must maintain capital commensurate with the level and nature of their commercial real estate concentration risk. Since 2023, the OCC, FDIC, and Federal Reserve have issued multiple reminders and risk bulletins emphasizing prudent CRE risk management due to rising interest rates, declining office valuations, and stress in certain property sectors.

Regulatory agencies monitor concentrations in commercial real estate lending, including measures comparing certain commercial real estate categories to total risk-based capital. Based on the Bank's loan portfolio as of December 31, 2025, non-owner-occupied commercial real estate loans and construction and land development loans were approximately 307% and 71% of total risk-based capital, respectively, and non-owner-occupied commercial real estate loans increased by approximately 37% from December 31, 2022 to December 31, 2025. We have established underwriting, approval and portfolio management practices designed to identify, measure and monitor commercial real estate concentration risk, including management-level reporting, periodic stress testing and board oversight, and we review concentration levels and related risk metrics on a regular basis.

Proposed Legislation and Regulatory Action. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and our operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We

cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations. A change in statutes, regulations, or regulatory policies applicable to the Company or the Bank could have a material effect on our business.

Item 1A. Risk Factors.

There are risks, many beyond our control, which could cause our results to differ significantly from management's expectations. Some of these risk factors are described below. Any factor described in this Annual Report on Form 10-K could, by itself or together with one or more other factors, adversely affect our business, results of operations and/or financial condition. Additional risks and uncertainties not currently known to us or that we currently consider to not be material also may materially and adversely affect us. In assessing these risks, you should also refer to other information disclosed in our SEC filings, including the financial statements and notes thereto. The risks discussed below also include forward-looking statements, and actual results may differ substantially from those discussed or implied in these forward-looking statements.

Economic and Geographic-Related Risks

Our business may be adversely affected by economic conditions generally.

Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our growth, is highly dependent upon the business environment in the primary markets where we operate and in the U.S. as a whole. Unlike larger banks that are more geographically diversified, we are a regional bank that provides banking and financial services to customers primarily in South Carolina and Georgia. The economic conditions in these local markets may be different from, and in some instances worse than, the economic conditions in the U.S. as a whole. In 2025 and early 2026, continued regional economic uncertainty—exacerbated by persistent inflation, elevated interest rates, geopolitical developments, and subdued consumer spending—may further increase the risks in our primary markets.

Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation and price levels, monetary and trade policy, unemployment and the strength of the domestic economy and the local economy in the markets in which we operate. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, foreclosures, additional provisions for credit losses, adverse asset values of the collateral securing our loans and an overall material adverse effect on the quality of our loan portfolio. The majority of our loan portfolio is secured by real estate. A decline in real estate values can negatively impact our ability to recover our investment should the borrower become delinquent. Loans secured by stock or other collateral may be adversely impacted by a downturn in the economy and other factors that could reduce the recoverability of our investment. Unsecured loans are dependent on the solvency of the borrower, which can deteriorate, leaving us with a risk of loss. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increases in the cost of credit and capital, increases in inflation or interest rates, high unemployment, natural disasters, epidemics and pandemics, or a combination of these or other factors.

In addition, there are continuing concerns related to, among other things, the level of U.S. government debt and fiscal actions that may be taken to address that debt, a potential resurgence of economic and political tensions with China, the war in Ukraine, and the Middle East conflict, all of which may have a destabilizing effect on financial markets and economic activity. Economic pressure on consumers and overall economic uncertainty may result in changes in consumer and business spending, borrowing, and saving habits. These economic conditions and/or other negative developments in the domestic or international credit markets or economies may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs, and profitability. Declines in real estate values and sales

volumes and high unemployment or underemployment may also result in higher-than-expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity, and financial condition.

In 2023 and 2024, concerns about the financial condition of certain U.S. banking institutions led to multiple bank failures, including Silicon Valley Bank, Signature Bank, New York, NY, First Republic Bank, Republic First Bank in April 2024, and most recently, The Santa Anna National Bank (June 27, 2025), Pulaski Savings Bank (January 17, 2025), and Metropolitan Capital Bank & Trust (January 30, 2026). The FDIC intervened in each case, including through resolution transactions (such as purchase and assumption transactions). While our business and depositor profile differ from these banks, financial sector volatility, particularly in times of stress, may impact our stock price and operations. The long-term regulatory and market consequences of these failures remain uncertain but could include increased FDIC assessments and further bank closures. As of December 31, 2025, these events have not materially affected our deposit balances.

Credit and Interest Rate Risk

Our decisions regarding credit risk and allowance for credit losses may materially and adversely affect our business.

Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

- the duration of the credit;
- credit risks of a particular customer;
- changes in economic and industry conditions; and
- in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral

We attempt to maintain an appropriate allowance for credit losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

- an ongoing review of the quality, mix, and size of our overall loan portfolio;
- our historical credit loss experience;
- evaluation of economic conditions;
- regular reviews of loan delinquencies and loan portfolio quality; and
- the amount and quality of collateral, including guarantees, securing the loans.

There is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our allowance for credit losses and that additional increases in the allowance for credit losses will be required. Economic uncertainty could remain elevated entering 2026, driven by persistent inflationary pressures, elevated interest rates, geopolitical conflicts, and the potential for continued volatility in global markets—despite forecasts for moderate growth in the U.S. and abroad. Additions to the allowance for credit losses would result in a decrease of our net income, and possibly our capital.

Federal and state regulators periodically review our allowance for credit losses and may require us to increase our provision for credit losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off could have a negative effect on our operating results.

We may have higher credit losses than we have allowed for in our allowance for credit losses.

Our actual credit losses could exceed our allowance for credit losses. Our average loan size continues to increase and reliance on our historic allowance for credit losses may not be adequate. As of December 31, 2025, approximately 84.5% of our loan portfolio (excluding loans held for sale) is composed of construction (11.6%), commercial mortgage (65.9%) and commercial and industrial (7.0%) loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows

that a portion of loans will become delinquent, and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond our control, including changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers. If we suffer credit losses that exceed our allowance for credit losses, our financial condition, liquidity, or results of operations could be materially and adversely affected.

We have a concentration of credit exposure in commercial real estate and challenges faced by the commercial real estate market could adversely affect our business, financial condition, and results of operations.

As of December 31, 2025, we had approximately $978.5 million in loans outstanding to borrowers whereby the collateral securing the loan was commercial real estate, representing approximately 74.63% of our total loans outstanding as of that date. Approximately $290.0 million, or 22.1% of our total loans, and 29.6% of our commercial real estate loans are secured by owner-occupied properties. Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for credit losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our commercial real estate loans have grown 6.2%, or $57.5 million, since December 31, 2024. The banking regulators give commercial real estate lending greater scrutiny, and they may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for credit losses and capital levels as a result of commercial real estate lending growth and exposures. We have expertise and a long history in originating and managing commercial real estate loans. We have a strong credit underwriting process, which includes management and board oversight. We perform rigorous monitoring, stress testing, and reporting of these portfolios at the management and board levels, and we continue to monitor the level of the concentration in commercial real estate loans within the Bank's loan portfolio monthly. Regulatory expectations relating to commercial real estate underwriting, portfolio management and capital may continue to evolve, which could require us to enhance our risk management practices and/or constrain future growth.

Imposition of limits by the bank regulators on commercial and multi-family real estate lending activities could curtail our growth and adversely affect our earnings.

The 2006 "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance") provides that a bank's commercial real estate lending exposure could receive increased supervisory scrutiny where (i) total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution's total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months, or (ii) construction and land development loans exceed 100% of total risk-based capital. Our total non-owner-occupied commercial real estate loans represented 307% of the Bank's total risk-based capital at December 31, 2025, and our construction and land development loans represented 71% of the Bank's total risk-based capital at December 31, 2025. Furthermore, our three-year growth in non-owner occupied commercial real estate loans was 37% from December 31, 2022 to December 31, 2025. While these levels were below the CRE Guidance's numerical screening criteria as of December 31, 2025, changes in portfolio composition, growth rates, credit performance, or regulatory expectations could result in increased supervisory scrutiny.

In December 2015, the regulatory agencies released a statement on prudent risk management for commercial real estate lending that indicated, among other things, the intent to continue "to pay special

attention" to commercial real estate lending activities and concentrations going forward. More recently, in 2024, the FDIC and the Federal Reserve reaffirmed their commitment to stringent oversight of CRE exposures in response to evolving market conditions. In early 2025, preliminary guidance from regulators suggested that any further acceleration in CRE loan growth or deterioration in loan performance could prompt the imposition of additional limits or remedial actions, which, if implemented, could curtail our growth and adversely affect our earnings.

Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

At December 31, 2025, commercial business loans comprised 7.0% of our total loan portfolio. Our commercial business loans are originated primarily based on the identified cash flow and general liquidity of the borrower and secondarily on the underlying collateral provided by the borrower and/or repayment capacity of any guarantor. The borrower's cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, be difficult to appraise, and fluctuate in value based on the success of the business. Accordingly, the repayment of commercial business loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor. If these borrowers do not have sufficient cash flows or resources to pay these loans as they come due or the value of the underlying collateral is insufficient to fully secure these loans, we may suffer losses on these loans that exceed our allowance for credit losses.

Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of our commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the markets in which we operate negatively impact this important customer sector, our results of operations and financial condition and the value of our common stock may be adversely affected. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers' businesses may hinder their ability to repay their loans with us, which could have a material adverse effect on our financial condition and results of operations.

Our underwriting decisions may materially and adversely affect our business.

While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. As of December 31, 2025, approximately $23.1 million of our loans, or 11.9% of the Bank's regulatory capital (Tier 1 Capital plus allowance for credit losses), had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which one loan totaling approximately $350 thousand had a loan-to-value ratio of 100% or more. In addition, supervisory limits on commercial loan-to-value exceptions are set at 30% of the Bank's tier 1 capital plus allowance for credit losses. At December 31, 2025, $11.2 million of our commercial loans, or 5.8% of the Bank's regulatory capital, exceeded the supervisory loan-to-value ratio. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory guidelines, our internal guidelines, or both could increase the risk of delinquencies and defaults in our portfolio, which could have a material adverse effect on our financial condition and results of operations.

We depend on the accuracy and completeness of information about clients and counterparties and our financial condition could be adversely affected if we rely on misleading information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on

representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

If we fail to effectively manage credit risk and interest rate risk, our business and financial condition will suffer.

We must effectively manage credit risk. There are risks inherent in making any loan, including risks with respect to (i) the period of time over which the loan may be repaid, (ii) proper loan underwriting and guidelines, (iii) changes in economic and industry conditions, (iv) the credit risks of individual borrowers, and (v) risks resulting from uncertainties as to the future value of collateral. There is no assurance that our credit risk monitoring and loan approval procedures are or will be adequate or will reduce the inherent risks associated with lending. Our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of our loan portfolio. Any failure to manage such credit risks may materially adversely affect our business and our consolidated results of operations and financial condition.

Changes in prevailing interest rates may reduce our profitability.

Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest income from interest-earning assets, such as loans and investment securities, which include mortgage-backed securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Depending on the terms and maturities of our assets and liabilities, we believe a significant change in interest rates could potentially have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective, and our financial condition and results of operations could suffer.

Capital and Liquidity Risks

Changes in the financial markets could impair the value of our investment portfolio.

Our investment securities portfolio is a significant component of our total earning assets. Total investment securities averaged $499.7 million in 2025, as compared to $491.0 million in 2024. This represents 25.9% and 27.5% of the average earning assets for the years ended December 31, 2025 and 2024, respectively. At December 31, 2025, the portfolio was 25.2% of earning assets compared to 26.6% of earning assets at December 31, 2024. Turmoil in the financial markets could impair the market value of our investment portfolio, which could adversely affect our net income and possibly our capital. Market volatility, increased regulatory scrutiny of financial institutions, or adverse perceptions regarding the banking industry could further constrain capital availability and liquidity, including access to wholesale funding sources.

On June 1, 2022, we reclassified $224.5 million in investments to held-to-maturity (HTM) from available-for-sale (AFS). These securities were transferred at fair value at the time of the transfer, which became the new cost basis for the securities held to maturity. The pretax unrealized net holding loss on the available for sale securities on the date of transfer totaled approximately $16.7 million and continued to be reported as a component of accumulated other comprehensive loss. This net unrealized loss is being amortized to interest income over the remaining life of the securities as a yield adjustment. There were no gains or losses recognized as a result of this transfer. The remaining pretax unrealized net holding loss on these investments was $10.6 million ($8.4 million net of tax) and $12.3 million ($9.7 million net of tax) at December 31, 2025 and 2024, respectively.

During the three months ended September 2023, we sold $39.9 million of book value U.S. Treasuries in our available-for-sale investment securities portfolio. While this sale created a one-time pre-tax loss of $1.2 million, it provided additional liquidity which was used to pay down borrowings and fund loan growth. The weighted average book yield of the securities sold was 1.75% and the projected earn back period was 1.6 years. We may from time to time reposition or sell investment securities for liquidity, interest rate risk management or balance sheet objectives; however, such actions could result in realized losses and could adversely affect our earnings and capital.

Our HTM investments totaled $195.1 million and represented approximately 39.6% of our total investments at December 31, 2025. Our AFS investments totaled $294.1 million, or approximately 59.8% of our total investments at December 31, 2025. Investments at cost totaled $2.9 million, or approximately 0.6% of our total investments at December 31, 2025. The effective duration on our total investment securities portfolio was approximately 3.1 at December 31, 2025.

Securities which have unrealized losses were not considered to be credit loss impaired at December 31, 2025 or at December 31, 2024 and we believe it is more likely than not we will be able to hold these until they mature or recover our current book value. We currently maintain liquidity resources and contingency funding sources that we believe support our ability to hold these investments until they mature, or until there is a market price recovery. However, if we were to cease to have the ability and intent to hold these investments until maturity or the market prices do not recover, and we were to sell these securities at a loss, it could adversely affect our net income and our capital. Likewise, recent bank failures and heightened sensitivity to liquidity risk have increased regulatory and market focus on contingency funding planning and liquidity stress testing and could increase our funding costs or reduce the availability of certain funding sources.

The Bank is subject to strict capital requirements, which could be amended to be more stringent, in the future.

The Company and the Bank are each required by federal regulatory authorities to maintain adequate levels of capital to support their operations and to comply with evolving regulatory capital expectations, including stress testing, capital planning, and concentration risk considerations. In addition, the Bank is subject to regulatory requirements specifying minimum amounts and types of capital that we must maintain and an additional capital conservation buffer. From time to time, the regulators change these regulatory capital adequacy guidelines. If we fail to meet these capital guidelines and other regulatory requirements, we or our subsidiaries may be restricted in the types of activities we may conduct and we may be prohibited from taking certain capital actions, such as paying dividends, repurchasing or redeeming capital securities, and paying certain bonuses. In particular, the capital requirements applicable under Basel III require the Bank to satisfy minimum capital adequacy standards and related buffer requirements. Failure to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our financial condition and results of operations. In addition, these requirements could have a negative impact on our ability to lend, grow deposit balances, make acquisitions, make capital distributions in the form of dividends or share repurchases, or pay certain bonuses needed to attract and retain key personnel. Higher capital levels could also lower our return on equity.

Risks Related to Our Industry

Inflationary pressures and rising prices may affect our results of operations and financial condition.

In 2021 through 2022, inflation rose to levels not seen for over 40 years, reaching 7.0% and 6.5% (based on CPI-U annual percent change), respectively. The annual inflation rate decreased to 3.4% in 2023 and to 2.9% in 2024, and was approximately 2.7% in 2025. Nonetheless, persistently higher input costs, wage pressures, and supply chain disruptions or other cost pressures may challenge our customers’ ability to service their debt, thereby potentially increasing our credit risk. Inflation could lead to increased costs to our customers, making it more difficult for them to repay their loans or other obligations, increasing our credit risk. Sustained higher interest rates by the Federal Reserve may be needed to tame persistent inflationary price pressures, which could push down asset prices and weaken economic activity. A deterioration in economic conditions in the

United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

The Federal Reserve has implemented significant economic strategies that have affected interest rates, inflation, asset values, and the shape of the yield curve.

In recent years, the Federal Reserve has maintained a relatively tight monetary policy to address persistent inflationary pressures, resulting in elevated short-term interest rates. In mid-2024, as inflation began to moderate, the Federal Reserve signaled a gradual recalibration of its policy stance, though it remains cautious amid ongoing economic uncertainty.

Effects on the yield curve often are most pronounced at the short end of the curve, which is of particular importance to us and other banks. Among other things, easing strategies are intended to lower interest rates, expand the money supply, and stimulate economic activity, while tightening strategies are intended to increase interest rates, discourage borrowing, tighten the money supply, and restrain economic activity. Recent periods have demonstrated that when short-term rates rise more rapidly than long-term rates, the yield curve can invert—an occurrence that, while relatively uncommon, may signal potential economic slowdowns or increased recessionary risks.

It is unclear how long it will take for long-term rates to catch up. Many external factors may interfere with the effects of these plans or cause them to be changed, sometimes quickly. Such factors include significant economic trends or events as well as significant international monetary policies and events. Elevated interest rates, combined with an inverted or flattening yield curve, can increase borrowing costs, depress asset values, and reduce loan demand—factors that may adversely affect our operating results and financial condition. Moreover, unexpected shifts in domestic or international economic policies, or abrupt changes in market conditions, could lead to rapid alterations in the yield curve and further impact the broader financial system.

Adverse developments affecting the financial services industry, such as the 2023 and 2024 bank failures or concerns involving liquidity, may have a material adverse effect on our operations.

The high-profile bank failures in 2023 and 2024 involving Silicon Valley Bank, Signature Bank, New York, NY, First Republic Bank, and Republic First Bank caused general uncertainty and concern regarding the liquidity adequacy of the banking sector. Although we were not directly affected by these bank failures, the resulting speed and ease in which news, including social media commentary, led depositors to withdraw or attempt to withdraw their funds from these and other financial institutions, which then caused the stock prices of many financial institutions to become volatile. In 2024 and into 2025, continued concerns regarding the stability of certain regional banks and potential liquidity risks have further contributed to market volatility and investor caution. The failure of the Santa Anna National Bank and Pulaski Savings Bank in 2025, and Metropolitan Capital Bank & Trust in early 2026 has only added to this uncertainty. Additional bank failures could have an adverse effect on our financial condition and results of operations, either directly or through an adverse impact on certain of our customers. Further, with the risk of any additional bank failures, we may face the potential for reputational risk, deposit outflows, increased costs and competition for liquidity, and increased credit risk which, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

Our deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC and are subject to deposit insurance assessments to maintain deposit insurance. As an FDIC-insured institution, we are required to pay quarterly deposit insurance premium assessments to the FDIC. Although we cannot predict what the insurance assessment rates will be in the future, either deterioration in our risk-based capital ratios or adjustments to the base assessment rates could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We could experience a loss due to competition with other financial institutions or non-bank companies.

We face substantial competition in all areas of our operations from a variety of different competitors, both within and beyond our principal markets, many of which are larger and may have more financial resources. Such competitors primarily include national, regional, community, and internet banks within the various markets in which we operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative and regulatory changes and continued consolidation. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to offer products and services in more areas in which they do not have a physical location and for non-bank such as FinTech companies, to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Banks, securities firms, and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can. Likewise, rapid adoption of AI by competitors, either in financial services or FinTech, could create significant pressure on pricing, automation, or client satisfaction. If we fail to keep pace with AI-enabled analytics and customer offerings, our competitive positioning could be detrimentally impacted.

Our ability to compete successfully depends on a number of factors, including, among other things:

- our ability to develop, maintain, and build upon long-term customer relationships based on top quality service, high ethical standards, and safe, sound assets;
- our ability to expand our market position;
- the scope, relevance, and pricing of the products and services we offer to meet our customers' needs and demands;
- the rate at which we introduce new products and services relative to our competitors;
- customer satisfaction with our level of service; and
- industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by the bank cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to the bank. Any such losses could have a material adverse effect on our financial condition and results of operations.

Failure to keep pace with technological change could adversely affect our business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. In addition, we depend on internal and outsourced technology to support all aspects of our business operations. Failure to successfully keep pace with technological changes could have a material adverse impact on our business, financial condition, and results of operations. In 2024 and 2025, the pace of technological change has accelerated, and the rapid evolution of cybersecurity threats, as well as the need to integrate new digital platforms, has increased the risks associated with failure to adapt.

The development and use of AI presents risks and challenges that may adversely impact our business.

The development and use of AI by us or our third-party vendors poses significant risks. The evolving legal and regulatory landscape—covering intellectual property, privacy, consumer protection, employment, and more—could force costly changes and heighten non-compliance risks. AI models, especially generative ones, might produce biased, inaccurate, harmful, or otherwise 'hallucinated' outputs, disclose confidential information, or infringe on intellectual property rights. Moreover, their inherent complexity limits transparency, thus complicating oversight and error reduction. Reliance on third-party models further exposes us to risks associated with unauthorized training data and their risk management practices. Any of these issues could lead to legal liabilities, reputational harm, and adverse impacts on our business.

New lines of business or new products and services may subject us to additional risk.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business and/or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business and/or new products or services could have a material adverse effect on our business, financial condition, and results of operations.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Brokered deposits and other wholesale funding sources may be unavailable, more costly, or subject to regulatory restrictions, which could adversely affect our liquidity and net interest income.

We may from time to time use brokered deposits, including brokered certificates of deposit, as a source of funding to support asset growth, augment deposits generated from our branch network and assist in the management of our interest rate risk. Brokered deposits and other wholesale funding sources may be less stable than core deposits and may be more expensive, particularly during periods of market stress or heightened competition for deposits. In addition, there can be no assurance that brokered deposits or other wholesale funding sources will be available when needed, will remain available, or will be available on acceptable terms.

FDIC regulations restrict the acceptance of brokered deposits by institutions that are less than "well capitalized," and those restrictions could limit our ability to access new brokered deposits or retain or replace maturing brokered deposits if our capital ratios decline. As of December 31, 2025, we had no brokered deposits, down from $10.4 million (0.6% of total deposits) at December 31, 2024; however, we may use brokered deposits in the future as part of our funding strategy. We maintain policies and procedures governing the use of brokered deposits, including limits on brokered deposits as a percentage of total deposits and oversight by management, our Asset/Liability Committee and our board of directors.

If, as a result of competitive pressures, changes in market interest rates, alternative investment opportunities, general economic conditions or other factors, our deposit balances decrease or shift toward higher-cost products, we may need to rely more heavily on brokered deposits and other wholesale funding sources or raise deposit rates to maintain deposit levels. Any increase in our funding costs, reduced access to funding, or increased volatility in our funding sources could reduce our net interest income and adversely affect our liquidity, financial condition and results of operations.

Risks Related to Our Strategy

We may be adversely affected by risks associated with future mergers and acquisitions, including execution risk, which could disrupt our business and dilute shareholder value.

From time to time, we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets, like we did in York County, South Carolina, which we refer to as the Piedmont Region, in 2022, or into lines of business or offer new products or services. These activities would involve a number of risks, including:

- the potential inaccuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to a target institution;
- regulatory approvals could be delayed, impeded, restrictively conditioned, or denied due to existing or new regulatory issues we have, or may have, with regulatory agencies, including, without limitation, issues related to anti-money laundering/Bank Secrecy Act compliance, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations, CRA issues, and other similar laws and regulations;
- the time and costs of evaluating new markets, hiring or retaining experienced local management, including those from competitors, and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- difficulty or unanticipated expense associated with converting the operating systems of the acquired or merged company;
- the incurrence and possible impairment of goodwill and other intangible assets associated with an acquisition or merger and possible adverse effects on our results of operations; and
- the risk of loss of key employees and customers of the Company or the acquired or merged company.

If we do not successfully manage these risks, our merger and acquisition activities could have a material adverse effect on our business, financial condition, and results of operations, including short-term and long-term liquidity, and our ability to successfully implement our strategic plan.

We may be exposed to difficulties in combining the operations of acquired businesses into our own operations, which may prevent us from achieving the expected benefits from our acquisition activities.

We may not be able to fully achieve the strategic objectives and operating efficiencies that we anticipate in our acquisition activities. Inherent uncertainties exist in integrating the operations of an acquired business. In addition, the markets and industries in which we and our potential acquisition targets operate are highly competitive. We may lose customers or the customers of acquired entities as a result of an acquisition. We also may lose key personnel from the acquired entity as a result of an acquisition. We may not discover all known and unknown factors when examining a company for acquisition during the due diligence period. These factors could produce unintended and unexpected consequences. Undiscovered factors arising from an acquisition could bring civil, criminal, and financial liabilities against us, our management, and the management of the acquired entity. These factors could contribute to us not achieving the expected benefits from acquisitions within desired time frames.

New or acquired banking office facilities and other facilities may not be profitable.

We may not be able to identify profitable locations for new banking offices. The costs to start up new banking offices or to acquire existing branches, and the additional costs to operate these facilities, may increase our non-interest expense and decrease our earnings in the short term. It may be difficult to adequately and profitably manage our growth through the establishment or purchase of additional banking offices and we can provide no assurance that any such banking offices will successfully attract enough deposits to offset the expenses of their operation. In addition, any new or acquired banking offices will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approval.

Risks Related to Our Human Capital

We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

Michael C. Crapps, our president and chief executive officer, and J. Ted Nissen, the Bank's president and chief executive officer, each have extensive and long-standing ties within our primary market area and substantial experience with our operations, and each has contributed significantly to our business. If we lose the services of Mr. Crapps or Mr. Nissen, each would be difficult to replace, and our business and development could be materially and adversely affected.

Our success also depends, in part, on our continued ability to attract and retain experienced loan originators, as well as other management personnel. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Labor market conditions, including wage inflation, competition for skilled personnel and changing workforce preferences, may increase our compensation and recruiting costs and make it more difficult to attract and retain qualified employees. While labor conditions have continued to evolve through 2024 and 2025, talent retention and competition for skilled workers remain key concerns for many industries. Our failure to compete for these personnel, or the loss of the services of several of such key personnel, could adversely affect our business strategy and materially and adversely affect our business, results of operations, and financial condition.

Operational Risks

A failure in or breach of our operational or security systems or infrastructure, or those of our third-party vendors and other service providers or other third parties, including as a result of cyber attacks, could disrupt our businesses, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs, and cause losses.

We rely heavily on communications and information systems to conduct our business. Information security risks for financial institutions such as ours have increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, and state-

sponsored actors, hacktivists, and other external parties. As customer, public, and regulatory expectations regarding operational and information security have increased, our operating systems and infrastructure must continue to be safeguarded and monitored for potential failures, disruptions, and breakdowns. Our business, financial, accounting, and data processing systems, or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. For example, there could be electrical or telecommunication outages, natural disasters such as earthquakes, tornadoes, and hurricanes, public health events, events arising from local or larger scale political or social matters, including terrorist acts, and as described below, cyber attacks.

As noted above, our business relies on our digital technologies, computer and email systems, software, and networks to conduct its operations. Although we have information security procedures and controls in place, our technologies, systems, networks, and our customers' devices may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of our or our customers' or other third parties' confidential information. Third parties with whom we do business or that facilitate our business activities, including financial intermediaries, service providers and other vendors, and other unaffiliated third parties, could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

While we have disaster recovery and other policies, plans and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for us. As threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate information security vulnerabilities. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and clients, or cyber attacks or security breaches of the networks, systems or devices that our clients use to access our products and services could result in client attrition, regulatory fines, penalties or intervention, remediation and notification costs, reputation damage, reimbursement or other compensation costs, and/or additional compliance costs, any of which could have a material effect on our results of operations or financial condition.

Our information systems may experience failure, interruption or breach in security.

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. Any failure, interruption or breach in security of these systems could result in significant disruption to our operations. Information security breaches and cybersecurity-related incidents include, but are not limited to, attempts to access information, including customer and company information, malicious code, computer viruses and denial of service attacks that could result in unauthorized access, theft, misuse, loss, release or destruction of data (including confidential customer information), account takeovers, unavailability of service or other events. These types of threats may derive from human error, fraud or malice on the part of external or internal parties or may result from accidental technological failure. Our technologies, systems, networks and software have been and continue to be subject to cybersecurity threats and attacks, which range from uncoordinated individual attempts to sophisticated and targeted measures aimed at us. Any failures related to upgrades and maintenance of our technology and information systems could further increase our information and system security risk. Our increased use of cloud and other technologies also increases our risk of being subject to a cyber-attack. The risk of a security breach or disruption, particularly through cyber-attack or cyber-intrusion, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Our customers, employees and third parties that we do business with have been, and will continue to be, targeted by parties using fraudulent emails and other communications in attempts to misappropriate passwords, bank account information or other personal information or to introduce viruses or other malware programs to our information systems, the information systems of our merchants or third-party service providers and/or our customers'

personal devices, which are beyond our security control systems. Though we endeavor to mitigate these threats through product improvements, use of encryption and authentication technology and customer and employee education, such cyber-attacks against us, our merchants, our third-party service providers and our customers remain a serious issue.

Although we make significant efforts to maintain the security and integrity of our information systems and have implemented various measures to manage the risks of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Even well protected information, networks, systems and facilities remain potentially vulnerable to attempted security breaches or disruptions because the techniques used in such attempts are constantly evolving and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement fully effective security barriers or other preventative measures, and thus it is virtually impossible for us to entirely mitigate this risk. Furthermore, in the event of a cyber-attack, we may be delayed in identifying or responding to the attack, which could increase the negative impact of the cyber-attack on our business, financial condition and results of operations. While we maintain specific "cyber" insurance coverage, which would apply in the event of various breach scenarios, the amount of coverage may not be adequate in any particular case. Furthermore, because cyber threat scenarios are inherently difficult to predict and can take many forms, some breaches may not be covered under our cyber insurance coverage or may be subject to exclusions, deductibles or coverage limits.

A security breach or other significant disruption of our information systems or those related to our customers, merchants or our third-party vendors, including as a result of cyber-attacks, could (i) disrupt the proper functioning of our networks and systems and therefore our operations and/or those of our customers; (ii) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of confidential, sensitive or otherwise valuable information of ours or our customers; (iii) result in a violation of applicable privacy, data breach and other laws, subjecting us to additional regulatory scrutiny and exposing us to civil litigation, enforcement actions, governmental fines and possible financial liability; (iv) require significant management attention and resources to remedy the damages that result; or (v) harm our reputation or cause a decrease in the number of customers that choose to do business with us. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Increased fraud risk could adversely impact our business

Fraud schemes are becoming more sophisticated, often involving criminal networks and techniques such as check fraud, ATM skimming, social engineering and phishing attacks to obtain personal information or impersonation of our clients through the use of falsified or stolen credentials, and identity theft. Fraudsters may also use automated tools and AI-enabled techniques to increase the scale and effectiveness of social engineering and impersonation. Fraudsters may also exploit online banking to establish accounts for fraudulent activities. Further, in addition to fraud committed against us, we may suffer losses as a result of fraudulent activity committed against third parties. Increased deployment of technologies, may reduce certain aspects of fraud; however, criminals are turning to other sources to steal personally identifiable information, such as unaffiliated healthcare providers and government entities, in order to impersonate the consumer to commit fraud. Many of these data compromises are widely reported in the media. We have increased investments in fraud prevention, but losses may still occur, potentially harming our customers, reputation, and financial condition. Fraud-related costs—including regulatory scrutiny, legal liability, and business disruption—could materially impact our operations.

Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.

We regularly use third party vendors as part of our business and have substantial ongoing business relationships with other third parties. These types of third-party relationships are subject to increasingly demanding regulatory requirements and attention by our bank regulators. Regulatory guidance and supervisory expectations require us to enhance our due diligence, ongoing monitoring and control over our third-party

vendors and other ongoing third-party business relationships. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third-party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect on our business, financial condition or results of operations. Our reliance on third-party vendors for critical systems and services, likewise, increases our exposure to cybersecurity risks.

Negative public opinion surrounding the Bank and the financial institutions industry generally could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion surrounding the Bank and the financial institutions industry generally, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance, mergers and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees, could impair the confidence of our investors, counterparties and business partners and can affect our ability to effect transactions and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk, this risk will always be present given the nature of our business.

Legal, Accounting, Regulatory and Compliance Risks

We are subject to extensive regulation that could restrict our activities, have an adverse impact on our operations, and impose financial requirements or limitations on the conduct of our business.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. We are subject to Federal Reserve regulation. The Bank is subject to extensive regulation, supervision, and examination by our primary federal regulator, the FDIC, the regulating authority that insures customer deposits; and by our state regulator, the S.C. Board. Also, as a member of the Federal Home Loan Bank (the "FHLB"), the Bank must comply with applicable regulations of the Federal Housing Finance Agency ("FHFA") and the FHLB. Regulation by these agencies is intended primarily for the protection of our depositors and the deposit insurance fund and not for the benefit of our shareholders. The Bank's activities are also regulated under consumer protection laws applicable to our lending, deposit, and other activities. A sufficient claim against us under these laws could have a material adverse effect on our results of operations. Regulatory developments have led to enhanced expectations in areas such as cybersecurity, data privacy, digital asset management, and anti-money laundering. Regulators could also limit capital distributions, including dividends or share repurchases. These evolving requirements are increasing our compliance costs and the complexity of our regulatory obligations.

Failure to comply with laws, regulations or policies could also result in heightened regulatory scrutiny and in sanctions by regulatory agencies (such as a memorandum of understanding, a written supervisory agreement or a cease and desist order), civil money penalties and/or reputation damage. Any of these consequences could restrict our ability to expand our business or could require us to raise additional capital or sell assets on terms that are not advantageous to us or our shareholders and could have a material adverse effect on our business, financial condition, and results of operations. While we have policies and procedures designed to prevent any such violations, such violations may occur despite our best efforts.

Consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

Federal, state, and local laws have been adopted that are intended to eliminate certain lending practices considered "predatory." These laws prohibit practices such as steering borrowers away from more affordable

products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. Loans with certain terms and conditions and that otherwise meet the definition of a "qualified mortgage" may be protected from liability to a borrower for failing to make the necessary determinations. In either case, we may find it necessary to tighten our mortgage loan underwriting standards in response to the CFPB rules, which may constrain our ability to make loans consistent with our business strategies. It is our policy not to make predatory loans and to determine borrowers' ability to repay, but the law and related rules create the potential for increased liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

We are subject to fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The DOJ, CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the CRA and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition, and results of operations.

Changes in accounting standards could materially affect our financial statements.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, FASB, the SEC and our regulators change the financial accounting and reporting standards, or the interpretation thereof, and guidance that govern the preparation and disclosure of external financial statements. Such changes are beyond our control, can be hard to predict and could materially impact how we report and disclose our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, which could potentially result in a need to revise or restate prior period financial statements.

The Federal Reserve may require us to commit capital resources to support the Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, we could be required to provide financial assistance to our Bank if the Bank experiences financial distress.

A capital injection may be required at times when we do not have the resources to provide it, and therefore we may be required to borrow the funds. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company's cash flows, financial condition, results of operations and prospects.

We face risks related to the adoption of future legislation and potential changes in federal regulatory agency leadership, policies, and priorities.

The U.S. political landscape remains fluid, and changes in Congressional composition, presidential administration, and agency leaders may result in shifts in regulatory priorities and policy direction. Under the Biden Administration, Congressional committees with jurisdiction over the banking sector pursued oversight and legislative initiatives in a variety of areas, including addressing climate-related risks, promoting diversity and equality within the banking industry and addressing other Environmental, Social, and Governance matters, improving competition in the banking sector and enhancing oversight of bank mergers and acquisitions, establishing a regulatory framework for digital assets and markets, and oversight of pandemic responses and economic recovery. Subsequent changes in administration and Congressional leadership may result in efforts to reverse, suspend, or modify regulatory initiatives adopted in prior periods, promote deregulation by easing regulatory burdens on financial institutions, adopt a technology-forward regulatory approach, or take a more favorable stance on bank mergers and acquisitions. For example, in June 2025, the President signed into law S.J. Res. 13 under the Congressional Review Act, disapproving a Biden-era OCC rule relating to Bank Merger Act application review, and in July 2025, Congress enacted the Guiding and Establishing National Innovation for U.S. Stablecoins (GENIUS) Act, establishing a federal framework for payment stablecoins and prompting implementing rulemakings by financial regulators. Because of this kind of oscillation in regulation, the prospects for the enactment of major banking reform legislation remain unclear at this time.

Furthermore, leadership changes within federal banking agencies and financial regulators continue to shape the regulatory environment. Since changes in presidential administration, key positions across agencies—including the Comptroller of the Currency, CFPB, CFTC, SEC, and the U.S. Treasury—have experienced turnover and transition from time to time, leading to ongoing shifts in regulatory priorities and enforcement approaches. These shifts can create periods of regulatory uncertainty, including changes in supervisory emphasis, rulemaking agendas, and enforcement posture. The potential impact of changes in government leadership and agency personnel, policies and priorities on the financial services sector, including the Company and the Bank, cannot be fully predicted at this time. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us. Any future changes in federal and state laws and regulations, as well as the interpretation and implementation of such laws and regulations, could affect us in substantial and unpredictable ways, including those listed above or other ways that could have a material adverse effect on our business, financial condition or results of operations.

We are party to various claims and lawsuits incidental to our business. Litigation is subject to many uncertainties such that the expenses and ultimate exposure with respect to many of these matters cannot be ascertained.

From time to time, we, our directors, and our management are or may be the subject of various claims and legal actions by customers, employees, shareholders and others. Whether such claims and legal actions are legitimate or unfounded, if such claims and legal actions are not resolved in our favor, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services as well as impact customer demand for those products and services. In light of the potential cost, reputational damage and uncertainty involved in litigation, we have in the past and may in the future settle matters even when we believe we have a meritorious defense. Certain claims may seek injunctive relief, which could disrupt the ordinary conduct of our business and operations or increase our cost of doing business. Our insurance or indemnities may not cover all claims that may be asserted against us. Any judgments or settlements in any pending litigation or future claims, litigation or investigation could have a material adverse effect on our business, reputation, financial condition, and results of operations.

From time to time, we are, or may become, involved in suits, legal proceedings, information-gatherings, investigations and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of the banking business involve a substantial risk of legal liability. From time to time, we are, or may become, the subject of information-gathering requests, reviews, investigations and proceedings,

and other forms of regulatory inquiry, including by bank regulatory agencies, self-regulatory agencies, the SEC and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgments, settlements, fines, injunctions, restrictions on the way we conduct our business or reputational harm.

We could be adversely affected by changes in tax laws and regulations or the interpretations of such laws and regulations.

We are subject to the income tax laws of the U.S., and its states and municipalities in which we do business. These tax laws are complex and may be subject to different interpretations. We must make judgments and interpretations about the application of these inherently complex tax laws when determining our provision for income taxes, our deferred tax assets (DTAs) and liabilities, and our valuation allowance. Changes to the tax laws, administrative rulings or court decisions could increase our provision for income taxes and reduce our net income. In addition, our ability to continue to record our DTAs is dependent on our ability to realize their value through future projected earnings. Future changes in tax laws or regulations could adversely affect our ability to record our DTAs. Loss of part or all of our DTAs would have a material adverse effect on our financial condition and results of operations.

Our ability to realize deferred tax assets may be reduced, which may adversely impact our results of operations.

Deferred tax assets are reported as assets on our balance sheet and represent the decrease in taxes expected to be paid in the future because of net operating losses ("NOLs") and tax credit carryforwards and because of future reversals of temporary differences in the bases of assets and liabilities as measured by enacted tax laws and their bases as reported in the financial statements. As of December 31, 2025, we had net deferred tax assets of $10.7 million. Realization of deferred tax assets is dependent upon the generation of sufficient future taxable income during the periods in which existing deferred tax assets are expected to become deductible for federal income tax purposes. Based on projections of future taxable income in periods in which deferred tax assets are expected to become deductible, management determined that the realization of our net deferred tax asset was more likely than not. As a result, we did not recognize a valuation allowance on our net deferred tax asset as of December 31, 2025. If it becomes more likely than not that some portion or the entire deferred tax asset will not be realized, a valuation allowance must be recognized. Our deferred tax asset may be further reduced in the future if estimates of future income or our tax planning strategies do not support the amount of the deferred tax assets. Charges to establish a valuation allowance with respect to our deferred tax asset could have a material adverse effect on our financial condition and results of operations.

Risks Related to an Investment in Our Common Stock

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.

The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect our ability to pay dividends or otherwise engage in capital distributions.

Our ability to pay cash dividends may be limited by regulatory restrictions, by our Bank's ability to pay cash dividends to the Company and by our need to maintain sufficient capital to support our operations. As

a South Carolina-chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. In addition, the FDIC and the S.C. Board may restrict dividends if they determine payment would be unsafe or unsound or would cause the Bank to fall below applicable capital requirements. If our Bank is not permitted to pay cash dividends to us, it is unlikely that we would be able to pay cash dividends on our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future.

Our stock price may be volatile, which could result in losses to our investors and litigation against us.

Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include but are not limited to: actual or anticipated variations in earnings, changes in analysts' recommendations or projections, our announcement of developments related to our businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and non-traditional competitors, news reports of trends, changes in investor sentiment, market speculation, new federal banking regulations, and other issues related to the financial services industry. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices. Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of volatility in the market price of its securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources from our normal business.

Future sales of our stock by our shareholders or the perception that those sales could occur may cause our stock price to decline.

Although our common stock is listed for trading on The NASDAQ Capital Market, the trading volume in our common stock is lower than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the relatively low trading volume of our common stock, significant sales of our common stock in the public market, or the perception that those sales may occur, could cause the trading price of our common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

Economic and other circumstances may require us to raise capital at times or in amounts that are unfavorable to us. If we have to issue shares of common stock, they will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or to strengthen our capital position. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control and our financial performance. We cannot provide assurance that such financing will be available to us on acceptable terms or at all, or if we do raise additional capital, that it will not be dilutive to existing shareholders.

If we determine, for any reason, that we need to raise capital, subject to applicable NASDAQ rules, our board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. Any issuance would also be subject to applicable banking regulatory considerations (including, as applicable, regulatory notice/approval requirements). Additionally, we

are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or from the perception that such sales could occur. If we issue preferred stock that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of our common stock could be adversely affected. Any issuance of additional shares of stock will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with any such offering will increase the total number of shares and may dilute the economic and voting ownership interest of our existing shareholders.

Provisions of our articles of incorporation and bylaws, South Carolina law, and state and federal banking regulations, could delay or prevent a takeover by a third party.

Our articles of incorporation and bylaws could delay, defer, or prevent a third-party takeover, despite possible benefit to the shareholders, or otherwise adversely affect the price of our common stock. Our governing documents:

- authorize a class of preferred stock that may be issued in series with terms, including voting rights, established by the board of directors without shareholder approval;
- authorize 20,000,000 shares of common stock and 10,000,000 shares of preferred stock that may be issued by the board of directors without shareholder approval;
- classify our board with staggered three-year terms, preventing a change in a majority of the board at any annual meeting;
- require advance notice of proposed nominations for election to the board of directors and business to be conducted at a shareholder meeting;
- grant the board of directors the discretion, when considering whether a proposed merger or similar transaction is in the best interests of the Company and our shareholders, to take into account the effect of the transaction on our employees, clients and suppliers and upon the communities in which we are located, to the extent permitted by South Carolina law;
- provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office, but may not consist of fewer than nine nor more than 25 members; and
- provide that no individual who is or becomes a "business competitor" or who is or becomes affiliated with, employed by, or a representative of any individual, corporation, or other entity which the board of directors, after having such matter formally brought to its attention, determines to be in competition with us or any of our subsidiaries (any such individual, corporation, or other entity being a "business competitor") shall be eligible to serve as a director if the board of directors determines that it would not be in our best interests for such individual to serve as a director (any financial institution having branches or affiliates within the counties in which we operate is presumed to be a business competitor unless the board of directors determines otherwise).

In addition, the South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation

unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions, but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our articles of incorporation do not contain such a provision. An amendment of our articles of incorporation to that effect would, however, permit a business combination with an interested shareholder even though such status was obtained prior to the amendment.

Finally, the Change in Bank Control Act and the Bank Holding Company Act generally require filings and approvals prior to certain transactions that would result in a party acquiring control of the Company or the Bank. These requirements can delay, restrict, or prevent a change of control.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

General Risk Factors

Evolving ESG expectations could increase costs and risks

Regulatory, investor, and stakeholder expectations around environmental, social, and governance ("ESG") practices continue to evolve, potentially increasing compliance costs and operational burdens. Recent shifts in U.S. policies have altered the landscape of ESG practices. For example, in early 2025 the United States announced that it would again withdraw from the Paris Agreement and has taken other actions that may reduce certain federal climate-related initiatives or change supervisory and disclosure priorities. These developments may reduce certain compliance requirements but also introduce uncertainty regarding future regulations and enforcement priorities. Stakeholders, including investors and customers, continue to scrutinize corporate ESG practices, and failure to meet their evolving expectations could impact our reputation and financial performance. Additionally, state-level regulations and international standards may impose differing ESG requirements, leading to potential operational complexities.

Climate change could have a material adverse impact on us and our customers.

We are exposed to risks of physical impacts of climate change and risks arising from the process of transitioning to a less carbon-dependent economy. Climate change-related physical risks include increased severity and frequency of adverse weather events, such as extreme storms and flooding, and longer-term shifts in climate patterns, such as rising temperatures and sea levels and changes in precipitation amount and distribution. Such physical risks may have adverse impacts on us, both directly on our business operations and as a result of impacts on our borrowers and counterparties, such as declines in the value of loans, investments, real estate and other assets, disruptions in business operations and economic activity, including supply chains, and market volatility.

The risks associated with climate change are rapidly changing and evolving, making them difficult to assess due to limited data and other uncertainties. We could experience increased expenses resulting from strategic planning, litigation, and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny, and reduced investor and stakeholder confidence due to our response to climate change and our climate change strategy, which, in turn, could have a material negative impact on our business, results of operations, and financial condition. In addition, changes in federal policy and supervisory priorities could shift the timing, scope, or content of climate-related expectations, increasing uncertainty and compliance complexity.

Our historical operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth, and, consequently, our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

A downgrade of the U.S. credit rating could negatively impact our business, results of operations and financial condition.

Recent developments have heightened concerns about the U.S. credit rating and its potential impact on our business. In August 2023, Fitch Ratings downgraded the U.S. long-term credit rating from "AAA" to "AA+", citing expected fiscal deterioration, a high and growing government debt burden, and erosion of governance standards. In November 2023, Moody's changed its outlook on the U.S. sovereign rating to negative, reflecting similar deficit and debt affordability concerns. In May 2025, Moody's downgraded the U.S. sovereign credit rating from "Aaa" to "Aa1." As a result, all three major credit rating agencies have rated U.S. sovereign debt below the highest rating level. These downgrades underscore the potential risks associated with U.S. fiscal policy, including political polarization and challenges in managing the national debt. Such factors could lead to increased borrowing costs, market volatility, and a potential decline in investor confidence. These conditions may adversely affect our business operations, financial condition, and results.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity

Our risk management program is designed to identify, assess, and mitigate risks across various aspects of our company, including financial, operational, regulatory, reputational, and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential for cyber threats. Our Information Security and Third-Party Risk Officer has primary oversight of the cybersecurity component of the **Company's** risk management program, together with our Director of Information Technology Infrastructure. Both of these individuals are key members of senior management, reporting directly to the **Chief Operating Officer and Chief Risk Officer** and, as discussed below, periodically to the Audit and Compliance Committee of our board of directors. As of the date of this report, cybersecurity threats have not materially affected, and are not reasonably likely to materially affect, **the Company, including** our business strategy or results of operations or financial condition.

Our objective for managing cybersecurity risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse our systems or information. The structure of our information security program is designed around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, regulatory guidance, and other industry standards. In addition, we leverage certain industry and government associations, third-party benchmarking, audits, and threat intelligence feeds to facilitate and promote program effectiveness. Our Information Security and Third-Party Risk Officer and Director of Information Technology Infrastructure and Chief Operations/Chief Risk Officer along with other key members of management regularly collaborate with expert resources, industry groups, and regulators to discuss cybersecurity trends and issues and identify best practices. The information security program is periodically reviewed and reported upon to the Audit and Compliance Committee of the board with the goal of addressing changing threats, risks, and conditions.

We employ an in-depth, layered, defensive strategy that embraces a "security-by-design" philosophy when designing new products, services, and technology. We leverage people, processes, and technology as part of our efforts to manage and maintain cybersecurity controls. We also employ a variety of preventative, detective and corrective controls/tools designed to monitor, block, and provide alerts regarding suspicious activity, as well as to report on suspected advanced persistent threats. We have established processes and systems designed to mitigate cyber risk, including regular and ongoing education and training, preparedness

simulations, tabletop exercises, and recovery and resilience tests. We engage in regular assessments of our infrastructure, software systems, and network architecture, using internal cybersecurity measures and third-party specialists. We also maintain a third-party risk management program designed to identify, assess, and manage risks, including cybersecurity risks, associated with external service providers and our supply chain. We actively monitor our email gateways for malicious phishing email campaigns and monitor remote connections. We leverage internal and external auditors and independent external partners to periodically review our processes, systems, and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management program.

We maintain an Incident Response Program that provides a documented framework for responding to actual or potential cybersecurity incidents, including timely notification of and escalation to the appropriate executive officers, board-approved committees, and, as appropriate, regulators and law enforcement, in each case consistent with applicable legal requirements and our internal escalation protocols, and the Audit and Compliance Committee of our board of directors. The Incident Response Plan is coordinated through the Information Security and Third-Party Risk Officer and key members of management are embedded into the Plan by its design. The Incident Response Plan facilitates coordination across multiple parts of our organization and is evaluated at least annually.

Notwithstanding our defensive measures and processes, the threat posed by cyber attacks is severe. Our internal systems, processes, and controls are designed to mitigate loss from cyber attacks. As noted above, cybersecurity threats have not materially affected and are not reasonably likely to materially affect our company, but we remain diligent, nonetheless. For further discussion of risks from cybersecurity threats, see the section captioned "Our Information Systems May Experience Failure, Interruption or Breach in Security" in Item 1A. Risk Factors.

Governance

Our Information Security and Third-Party Risk Officer is accountable for oversight, risk assessment and reporting on our information security program, leveraging the Director of Information Technology Infrastructure and other resources as needed. Responsibilities include cybersecurity risk assessment, defense operations, incident response, vulnerability assessment, threat intelligence, identity access governance, third-party risk management, board training, employee training, and business resilience. The foregoing responsibilities are covered on a day-to-day basis by a first line of defense function, and our second line of defense function, including the Information Security and Third-Party Risk Officer, provides guidance, oversight, monitoring and challenge of the first line's activities. The second line of defense function is separated from the first line of defense function through organizational structure and ultimately reports directly to the board of directors with a functional reporting line to the Chief Operations/Risk Officer. Both the first line of defense and the second line of defense are subject to experience and professional education requirements. In particular, our Information Security and Third-Party Risk Officer has substantial relevant expertise and formal training in the areas of information security and cybersecurity risk management. Our board of directors has approved management committees including the Information Technology Steering Committee, which focuses on technology impact and business impact. This committee provides oversight and governance of the technology program and the information security program. This committee is chaired jointly by the Information Security and Third-Party Risk Officer and Director of Information Technology Infrastructure and made up of key departmental managers from throughout the entire company. Two executive leadership team members oversee this committee.

The Information Security and Third-Party Risk Officer reports summaries of key issues, including significant cybersecurity and/or privacy incidents, to the Audit and Compliance Committee of our board of directors on a quarterly basis (or more frequently as may be required by the Incident Response Plan). The Audit and Compliance Committee of our board of directors is responsible for overseeing our information security and technology programs, including management's actions to identify, assess, mitigate, and remediate or prevent material cybersecurity issues and risks. Our Information Security and Third-Party Risk Officer also provides quarterly reports to the Audit and Compliance Committee of our board of directors regarding the information security program and the technology program, key enterprise cybersecurity initiatives, and other matters

relating to cybersecurity processes. The executive leadership team and the board of directors review and approve our information security and technology budgets and strategies annually.

Additionally, the Audit and Compliance Committee of our board of directors reviews our cybersecurity risk profile on a quarterly basis and provides a report to the full board of directors no later than the next board meeting after their meetings.

Item 2. Properties.

Our principal place of business as well as the Bank's is located at 5455 Sunset Boulevard, Lexington, South Carolina 29072. In addition, we currently operate 21 full-service offices located in the South Carolina counties of Lexington County (6 offices), Richland County (4 offices), Newberry County (2 offices), Kershaw County (1 office), Aiken County (1 office), Greenville County (2 offices), Anderson County (1 office), Pickens County (1 office), York County (1 office), and in the Georgia counties of Richmond County (1 office) and Columbia County (1 office). All of these properties are owned by the Bank except for the downtown Augusta, Georgia (Richmond County), Greenville, South Carolina, and York County, South Carolina full-service branch offices, which are leased by the Bank. Although the properties owned are generally considered adequate, we have a continuing program of modernization, expansion and, when necessary, occasional replacement of facilities.

Item 3. Legal Proceedings.

In the ordinary course of operations, we may be a party to various legal proceedings from time to time. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial condition.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities.

As of February 28, 2026, there were approximately 1,856 shareholders of record of our common stock. Our common stock trades on The NASDAQ Capital Market under the trading symbol of "FCCO."

Quarterly Common Stock Price Ranges and Dividends

The following table sets forth the high and low sales price information as reported by NASDAQ for the periods indicated, and the dividends per share declared on our common stock in each such quarter. All information has been adjusted for any stock splits and stock dividends effected during the periods presented.

	High	Low	Dividends
2025			
Quarter ended March 31, 2025	$ 27.96	$ 21.55	$ 0.15
Quarter ended June 30, 2025	$ 24.94	$ 19.46	$ 0.15
Quarter ended September 30, 2025	$ 29.55	$ 24.00	$ 0.16
Quarter ended December 31, 2025	$ 31.50	$ 25.92	$ 0.16
2024			
Quarter ended March 31, 2024	$ 21.90	$ 16.00	$ 0.14
Quarter ended June 30, 2024	$ 18.33	$ 15.40	$ 0.14
Quarter ended September 30, 2024	$ 23.30	$ 16.06	$ 0.15
Quarter ended December 31, 2024	$ 26.48	$ 20.49	$ 0.15

Dividend Policy

We currently intend to continue to pay quarterly cash dividends on our common stock, subject to approval by our board of directors, although we may elect not to pay dividends or to change the amount of such dividends. The payment of dividends is a decision of our board of directors based upon then-existing circumstances, including our rate of growth, profitability, financial condition, existing and anticipated capital requirements, the amount of funds legally available for the payment of cash dividends, regulatory constraints and such other factors as the board determines relevant. The Company is a legal entity separate and distinct from the Bank. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company generally should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality, and overall financial condition. The Federal Reserve has also indicated that a bank holding company should not maintain a level of cash dividends that places undue pressure on the capital of its bank subsidiaries, or that can be funded only through additional borrowings or other arrangements that undermine the bank holding company's ability to act as a source of strength.

The Company's ability to pay dividends is generally limited by the ability of the Bank to pay dividends to the Company. As a South Carolina-chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. In addition, the Bank must maintain a capital conservation buffer, above its regulatory minimum capital requirements, consisting entirely of Common Equity Tier 1 capital, in order to avoid restrictions with respect to its payment of dividends to the Company.

Unregistered Sales of Equity Securities

Pursuant to our Amended and Restated Non-Employee Director Deferred Compensation Plan, non-employee directors may elect to defer all or any part of annual retainer fees payable in respect of the following calendar year for his or her service on the board of directors or any committee of the board of directors. During the year, a number of deferred stock units are credited quarterly to the director's account equal to (i) the otherwise payable amount of deferred fees divided by (ii) the fair market value of a share of our common stock on the last trading day of such calendar quarter. In general, a director's vested account balance will be distributed in a lump sum of our common stock on the 30th day following the participant's separation from service. During the year ended December 31, 2025, we credited an aggregate of 8,908 deferred stock units to accounts for directors who elected to defer monthly fees or annual retainer fees for 2025. These deferred stock units include dividend equivalents in the form of additional stock units. The deferred stock units were credited (and any shares of common stock issued upon settlement of such units will be issued) in reliance upon Section 4(a)(2) of the Securities Act because the issuance is not a public offering and the participants had access to information regarding the Company.

Repurchases of Equity Securities

On May 9, 2025, we announced that our board of directors approved a plan to utilize up to $7.5 million of capital to repurchase shares of our common stock (the "2025 Repurchase Plan"). No repurchases have been made under the 2025 Repurchase Plan. The 2025 Repurchase Plan expires at the market close on May 8, 2026. No repurchases were made in any month during the fourth quarter of 2025.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this Annual Report on Form 10-K.

Overview

We are headquartered in Lexington, South Carolina and serve as the bank holding company for the Bank. We engage in a general commercial and retail banking business characterized by personalized service and local decision making, emphasizing the banking needs of small to medium-sized businesses, professionals and individuals. We operate from our main office in Lexington, South Carolina, and our 21 full-service offices located in the South Carolina counties of Lexington County (6 offices), Richland County (4 offices), Newberry County (2 offices), Kershaw County (1 office), Aiken County (1 office), Greenville County (2 offices), Anderson County (1 office), Pickens County (1 office), and York County (1 office); and in the Georgia counties of Richmond County (1 office) and Columbia County (1 office).

The following discussion describes our results of operations for 2025, as compared to 2024 and 2023, and also analyzes our financial condition as of December 31, 2025, as compared to December 31, 2024. Like most community banks, we derive most of our income from interest we receive on our loans and investments. A primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits and borrowings.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2025, 2024 and 2023 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio.

Similarly, the “Rate/Volume Analysis” table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a “Sensitivity Analysis Table” to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, our deposits and our borrowings.

There are risks inherent in all loans, so we maintain an allowance for credit losses to absorb expected losses. We establish and maintain this allowance by charging a provision for credit losses against our operating earnings. In the following section, we have included a detailed discussion of this process, as well as several tables describing our allowance for credit losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion. The discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

Critical Accounting Estimates

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the notes to our consolidated financial statements in this report.

Certain accounting policies inherently involve a greater reliance on the use of estimates, assumptions, and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported, which could have a material impact on the carrying values of our assets and liabilities and our results of operations. We consider these accounting policies and estimates to be critical accounting policies. We have identified the determination of the allowance for credit losses, income taxes and deferred tax assets and liabilities, goodwill and other intangible assets, and derivative instruments to be the accounting areas that require the most subjective or complex judgments and, as such, could be most subject to revision as new or additional information becomes available or circumstances change, including overall changes in the economic climate and/or market interest rates. Therefore, management has reviewed and approved these critical accounting policies and estimates and has discussed these policies with our Audit and Compliance Committee.

Allowance for Credit Losses

As of January 1, 2023, we adopted Financial Accounting Standards Board (“FASB”) Accounting Standard Update (“ASU”) 2016-13 Financial Instruments—Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instruments* (“ASC 326”), which changed the methodology, accounting policies and inputs used in determining the allowance for credit losses (“ACL”). We believe the allowance for credit losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements.

The allowance for credit losses represents our best estimate of credit losses on financial assets. The allowance for credit losses is assessed at least quarterly and adjustments are recorded in the provision for credit losses. These losses are estimated using historical loss rates and a projection of reasonable and supportable macroeconomic forecast, combined with additional qualitative factors. At December 31, 2025 and 2024, we held an allowance for credit losses for our held-to-maturity investment securities, our loans held-for-investment and our unfunded commitments that are not unconditionally cancelable.

The allowance for credit losses represents an amount which we believe will be adequate to absorb expected losses on existing financial assets that may become uncollectible. Our judgment as to the adequacy of the allowance for credit losses is based on assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. There can be no assurance that charge-offs of financial assets in future periods will not exceed the allowance for credit losses as estimated at any point in time or that provisions for credit losses will not be significant to a particular accounting period.

The allowance for credit losses represents management's best estimate for our expected losses at December 31, 2025 and 2024, but significant downturns in circumstances relating to asset quality and economic conditions could result in a requirement for additional allowance for credit losses. Likewise, an upturn in asset quality and improved economic conditions may allow a reduction in the required allowance for credit losses. In either instance, unanticipated changes could have a significant impact on results of operations. In addition, regulatory agencies, as an integral part of their examination process, periodically review our allowance for credit losses. Such agencies may require us to recognize additions to the allowance for credit losses based on their judgments about information available to them at the time of their examination.

Income Taxes, Deferred Tax Assets, and Deferred Tax Liabilities

We are subject to the income tax laws of the U.S., its states, and the municipalities in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities.

Income taxes are provided for the tax effects of the transactions reported in our consolidated financial statements and consist of taxes currently due plus deferred taxes related to differences between the tax basis and accounting basis of certain assets and liabilities, including available-for-sale securities, allowance for credit losses, write-downs of OREO properties, write-downs on premises held-for-sale, accumulated depreciation, net operating loss carry forwards, accretion income, deferred compensation, intangible assets, and pension plan and post-retirement benefits. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. A valuation allowance is recorded when it is "more likely than not" that a deferred tax asset will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

In establishing our provision for income taxes, our deferred tax assets and liabilities, and our valuation allowance, we must make judgments and interpretations about the application of these inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit. Although we believe that the judgments and estimates used are reasonable, and we believe our estimates have been reasonably accurate, actual results could differ, and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would result in a reduction in our effective income tax rate in the period of resolution.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of fair value of the net assets we acquired (including identifiable intangibles) in purchase transactions. Other intangible assets represent premiums paid for acquisitions of core deposits (core deposit intangibles).

We test our goodwill for impairment by evaluating whether the carrying amount exceeds the asset's fair value. This test is done annually or more frequently if events and circumstances indicate the asset might be impaired.

Derivative Instruments

We utilize derivative instruments to manage risks such as interest rate risk or market risk. Our Derivatives Policy prohibits using derivatives for speculative purposes.

Accounting for derivatives differs significantly depending on whether a derivative is designated as an accounting hedge, which is a transaction intended to reduce a risk associated with a specific asset or liability or future expected cash flow at the time it is purchased. In order to qualify as an accounting hedge, a derivative must be designated as such at inception by management and meet certain criteria. Management must also continue to evaluate whether the instrument effectively reduces the risk associated with that item. To determine if a derivative instrument continues to be an effective hedge, we must make assumptions and judgments about the continued effectiveness of the hedging strategies and the nature and timing of forecasted transactions. If our hedging strategy was to become ineffective, hedge accounting would no longer apply, and the reported results of operations or financial condition could be materially affected.

Financial Highlights

(Dollars in thousands except per share amounts)	As of or For the Years Ended December 31, 2025	2024	2023
Balance Sheet Data:			
Total assets	$ 2,057,732	$ 1,958,021	$ 1,827,688
Loans held for sale	10,737	9,662	4,433
Loans	1,311,019	1,220,542	1,134,019
Deposits	1,749,544	1,675,901	1,511,001
Total common shareholders' equity	167,557	144,494	131,059
Total shareholders' equity	167,557	144,494	131,059
Average shares outstanding, basic	7,663	7,617	7,568
Average shares outstanding, diluted	7,761	7,702	7,647
Results of Operations:			
Interest income	$ 97,054	$ 89,422	$ 72,697
Interest expense	35,032	37,382	23,805
Net interest income	62,022	52,040	48,892
Provision for credit losses	770	809	1,129
Net interest income after provision for credit losses	61,252	51,231	47,763
Non-interest income	16,945	14,004	10,421
Non-interest expenses	53,338	47,465	43,144
Income before taxes	24,859	17,770	15,040
Income tax expense	5,654	3,815	3,197
Net income	19,205	13,955	11,843
Net income available to common shareholders	19,205	13,955	11,843
Per Share Data:			
Basic earnings per common share	$ 2.51	$ 1.83	$ 1.56
Diluted earnings per common share	2.47	1.81	1.55
Book value at period end	21.78	18.90	17.23
Tangible book value at period end (non-GAAP)	19.84	16.93	15.23
Dividends per common share	0.62	0.58	0.56
Asset Quality Ratios:			
Non-performing assets to total assets[3]	0.02%	0.04%	0.05%
Non-performing loans to period end loans	0.02%	0.02%	0.02%
Net charge-offs (recoveries) to average loans	0.00%	0.01%	0.00%
Allowance for credit losses to period-end total loans	1.05%	1.08%	1.08%
Allowance for credit losses to non-performing assets	3,859.14%	1,683.70%	1,492.36%
Selected Ratios:			
Return on average assets	0.94%	0.74%	0.68%
Return on average common equity:	12.36%	10.17%	9.59%
Return on average tangible common equity (non-GAAP):	13.68%	11.44%	10.95%
Efficiency Ratio (non-GAAP)[1]	65.97%	71.56%	71.23%
Noninterest income to operating revenue[2]	21.46%	21.20%	17.57%
Net interest margin (tax equivalent)	3.23%	2.92%	3.01%
Equity to assets	8.14%	7.38%	7.17%
Tangible common shareholders' equity to tangible assets (non-GAAP)	7.47%	6.66%	6.39%
Tier 1 risk-based capital (Bank)[4]	13.11%	12.87%	12.53%
Total risk-based capital (Bank)[4]	14.16%	13.94%	13.58%
Leverage (Bank)[4]	8.66%	8.40%	8.45%
Average loans to average deposits[5]	73.35%	74.35%	73.25%

(1) The efficiency ratio is a key performance indicator in our industry. The ratio is calculated by dividing non-interest expense less merger expenses by net interest income on a tax equivalent basis and non-interest income, excluding loss on sale of securities, gain on sale of other assets, loss on early extinguishment of debt, and other non-recurring noninterest income. The efficiency ratio is a measure of the relationship between operating expenses and net revenue.

(2) Operating revenue is defined as net interest income plus noninterest income.

(3) Includes nonaccrual loans, loans > 90 days delinquent and still accruing interest and other real estate owned ("OREO").

(4) As a small bank holding company, we are generally not subject to the capital requirements at the holding company level unless otherwise advised by the Federal Reserve; however, our Bank remains subject to capital requirements.

(5) Includes loans held for sale.

Certain financial information presented above is determined by methods other than in accordance with GAAP. These non-GAAP financial measures include "efficiency ratio," "tangible book value at period end," "return on average tangible common equity" and "tangible common shareholders' equity to tangible assets." The "efficiency ratio" is defined as non-interest expense less merger expenses divided by net interest income on a tax equivalent basis and non-interest income, excluding loss on sale of securities, gain on sale of other assets, loss on early extinguishment of debt, and other non-recurring noninterest income. The efficiency ratio is a measure of the relationship between operating expenses and net revenue. "Tangible book value at period end" is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. "Return on average tangible common equity" is defined as net income on an annualized basis divided by average total equity reduced by average recorded intangible assets. "Tangible common shareholders' equity to tangible assets" is defined as total common equity reduced by recorded intangible assets divided by total assets reduced by recorded intangible assets. Our management believes that these non-GAAP measures are useful because they enhance the ability of investors and management to evaluate and compare our operating results from period-to-period in a meaningful manner. Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP.

The table below provides a reconciliation of non-GAAP measures to GAAP for the three years ended December 31:

	2025	2024	2023
Tangible book value, dollars in thousands			
Tangible common equity (non-GAAP)	$ 152,631	$ 129,411	$ 115,818
Effect to adjust for intangible assets	14,926	15,083	15,241
Book value (GAAP)	$ 167,557	$ 144,494	$ 131,059
Tangible book value per common share, dollars			
Tangible common equity per common share (non-GAAP)	$ 19.84	$ 16.93	$ 15.23
Effect to adjust for intangible assets	1.94	1.97	2.00
Book value per common share (GAAP)	$ 21.78	$ 18.90	$ 17.23
Return on average tangible common equity			
Return on average tangible common equity (non-GAAP)	13.68%	11.44%	10.95%
Effect to adjust for intangible assets	(1.32)%	(1.27)%	(1.36)%
Return on average common equity (GAAP)	12.36%	10.17%	9.59%
Tangible common shareholders' equity to tangible assets			
Tangible common equity to tangible assets (non-GAAP)	7.47%	6.66%	6.39%
Effect to adjust for intangible assets	0.67%	0.72%	0.78%
Common equity to assets (GAAP)	8.14%	7.38%	7.17%

Results of Operations

Year Ended December 31, 2025 and 2024

Our net income for the twelve months ended December 31, 2025 was $19.2 million, or $2.47 diluted earnings per common share, as compared to $14.0 million, or $1.81 diluted earnings per common share, for the twelve months ended December 31, 2024. The $5.3 million increase in net income between the two periods is primarily due to an increase in net interest income of $10.0 million, a decrease in provision for credit losses of $39 thousand, and an increase in non-interest income of $2.9 million, partially offset by an increase in non-interest expense of $5.9 million and an increase in income tax expense of $1.8 million.

- The increase in net interest income results from an increase of $140.0 million in average earning assets combined with a 31 basis point improvement in the net interest margin between the two periods.
- The $770 thousand provision for credit losses during the twelve months ended December 31, 2025 is primarily related to a $90.5 million increase in loans held-for-investment partially offset by a reduction of three basis points in our qualitative factors.
- The $809 thousand provision for credit losses during the twelve months ended December 31, 2024 is primarily related to a $86.5 million increase in loans held-for-investment partially offset by a $43.7 million decrease in unfunded commitments net of unconditionally cancellable commitments and a reduction of two basis points in our qualitative factors for our reasonable and supportable forecast alternative scenarios qualitative factor. This reduction was driven by an improvement in externally calculated economic forecasts that flow into our model.
- The $2.9 million increase in non-interest income is primarily related to an increase in mortgage banking income of $902 thousand, an increase in investment advisory fees of $1.4 million, and an increase in other income of $468 thousand
  - The increase in mortgage banking income was primarily driven by higher secondary market and construction production and higher gain on sale margin during the twelve months ended December 31, 2025 compared to the prior year period.
  - The increase in investment advisory fees was primarily driven by higher assets under management during the twelve months ended December 31, 2025 compared to the prior year period.
  - The increase in other non-interest income was primarily related to an increase in ATM/debit card income and rental income.
  - Gain on sale of other real estate owned was due to the sale of one of our other real estate owned properties.
- The increase in non-interest expense is primarily related to an increase of $2.7 million in salaries and employee benefits, an increase of $310 thousand in marketing and public relations, and an increase of $1.3 million in merger expenses, combined with an increase of $1.5 million in other non-interest expenses.
  - The increase in other non-interest expense was primarily driven by increases of $219 thousand in core banking/electronic processing and services, $289 thousand in ATM/debit card processing, $316 thousand in software subscriptions and services, and $328 thousand in legal and professional fees.
- Our effective tax rate was 22.7% during the twelve months ended December 31, 2025 compared to 21.5% during the twelve months ended December 31, 2024.

- The effective tax rates were affected by a $120 thousand reduction to income tax due to purchases of state tax credits during the twelve months ended December 31, 2025 and by a $217 thousand reduction, including $68 thousand related to state tax credits, to income tax during the twelve months ended December 31, 2024.

Year Ended December 31, 2024 and 2023

Our net income for the twelve months ended December 31, 2024 was $14.0 million, or $1.81 diluted earnings per common share, as compared to $11.8 million, or $1.55 diluted earnings per common share, for the twelve months ended December 31, 2023. The $2.1 million increase in net income between the two periods is primarily due to an increase in net interest income of $3.1 million, a decrease in provision for credit losses of $320 thousand, and an increase in non-interest income of $3.6 million, partially offset by an increase in non-interest expense of $4.3 million and an increase in income tax expense of $618 thousand.

- The increase in net interest income results from an increase of $154.9 million in average earning assets partially offset by a nine basis point decline in the net interest margin between the two periods.

- The $809 thousand provision for credit losses during the twelve months ended December 31, 2024 is primarily related to a $86.5 million increase in loans held-for-investment partially offset by a $43.7 million decrease in unfunded commitments net of unconditionally cancellable commitments and a reduction of two basis points in our qualitative factors for our reasonable and supportable forecast alternative scenarios qualitative factor. This reduction was driven by an improvement in externally calculated economic forecasts that flow into our model.

- The $1.1 million provision for credit losses during the twelve months ended December 31, 2023 is primarily related to a $153.2 million increase in loans held-for-investment and a $50.9 million increase in unfunded commitments net of unconditionally cancellable commitments partially offset by a reduction of five basis points in our qualitative factors (four basis points in our changes in total of past due, rated, and nonaccrual / changes in total of 30-89 days past due and other loans especially mentioned qualitative factor and one basis point in our reasonable and supportable forecast alternative scenarios qualitative factor). The one basis point reduction in our reasonable and supportable forecast alternative scenarios factor was driven by an improvement in externally calculated economic forecasts that flow into our model.

- The $3.6 million increase in non-interest income is primarily related to an increase in mortgage banking income of $962 thousand, an increase in investment advisory fees of $1.7 million, a decrease in loss on sale of securities of $1.2 million, and an increase of $88 thousand in other non-interest income partially offset by a loss on early extinguishment of debt of $229 thousand and by a decrease in gain on sale of assets of $146 thousand.
    - The increase in mortgage banking income was primarily driven by higher secondary market production and higher gain on sale margin during the twelve months ended December 31, 2024 compared to the prior year period.
    - The increase in investment advisory fees was primarily driven by higher assets under management during the twelve months ended December 31, 2024 compared to the prior year period.
    - The increase in other non-interest income was primarily related to an increase in gains on insurance proceeds of $73 thousand and an increase in rental income of $25 thousand partially offset by a loss on disposition of assets on the closing of our downtown Augusta, Georgia banking office of $6 thousand.
    - Loss on sale of securities improved by $1.2 million to zero during the twelve months ended December 31, 2024 compared to a loss of $1.2 million during the same period in 2023. The $1.2 million loss on sale of securities during 2023 was related to the $39.9 million sale of book value U.S. Treasuries in our available-for-sale investment securities portfolio.

- o The loss on early extinguishment of debt of $229 thousand was related to an early payoff of $35.0 million in FHLB advances.

- The increase in non-interest expense is primarily related to an increase of $3.4 million in salaries and employee benefits, an increase in FDIC insurance assessments of $273 thousand, an increase of $215 thousand in other real estate expense, and an increase of $597 thousand in other non-interest expense, partially offset by a decline of $63 thousand in occupancy expense, and a decline of $115 thousand in equipment.

  - o The increase in other non-interest expense was primarily driven by increases of $224 thousand in core banking and electronic processing, $206 thousand in ATM/debit card processing, $252 thousand in software subscriptions and services, legal and professional fees of $163 thousand and $80 thousand in shareholder expense, partially offset by declines of $51 thousand in correspondent services, $223 thousand in debit card and fraud losses, and $95 thousand in loan processing and closing costs.

- Our effective tax rate was 21.5% during the twelve months ended December 31, 2024 compared to 21.3% during the twelve months ended December 31, 2023.

  - o The effective tax rates were affected by a $149 thousand non-recurring reduction to income tax during the twelve months ended December 31, 2024 and by a $122 thousand non-recurring reduction to income tax during the twelve months ended December 31, 2023. Furthermore, we purchased $500 thousand of South Carolina State Tax Credits for $432.5 thousand in November 2024, which created a $67.5 thousand non-recurring benefit to income taxes during the twelve months ended November 2024.

Net Interest Income

Net interest income is our primary source of revenue. Net interest income is the difference between income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the rates earned on our interest-earning assets and the rates paid on our interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of our interest-earning assets and interest-bearing liabilities.

Year Ended December 31, 2025 and 2024

Net interest income increased $10.0 million, or 19.2%, to $62.0 million for the twelve months ended December 31, 2025 from $52.0 million for the twelve months ended December 31, 2024. Our net interest margin increased by 31 basis points to 3.22% during the twelve months ended December 31, 2025 from 2.91% during the twelve months ended December 31, 2024. Our net interest margin, on a taxable equivalent basis, was 3.23% for the twelve months ended December 31, 2025 compared to 2.92% for the twelve months ended December 31, 2024. Average earning assets increased $140.0 million, or 7.8%, to $1.9 billion for the twelve months ended December 31, 2025 compared to $1.8 billion in the same period of 2024.

- The increase in net interest income was primarily due to a higher level of average earning assets combined with a higher net interest margin.

- The increase in average earning assets was due to increases in loans, investment securities, and interest bearing deposits in other banks.

- An increase in the yield on earning assets and a reduction in cost of funds resulted in net interest margin expansion.

  - o Investment securities represented 25.9% of average total earning assets for the twelve months ended December 31, 2025 compared to 27.5% during the same period in 2024.

- Short-term investments represented 8.1% of average total earning assets for the twelve months ended December 31, 2025 compared to 6.2% during the same period in 2024.

- Loans represented 66.0% of average total earning assets for the twelve months ended December 31, 2025 compared to 66.3% during the same period in 2024.

- Effective May 5, 2023, we entered into the Loan Pay-Fixed Swap Agreement for a notional amount of $150.0 million that was designated as a fair value hedge in order to hedge the risk of changes in the fair value of the fixed rate loans included in the closed loan portfolio. This fair value hedge converts the hedged loans from a fixed rate to a synthetic floating SOFR rate. The Pay-Fixed Swap Agreement will mature on May 5, 2026, and we will pay a fixed coupon rate of 3.58% while receiving the overnight SOFR rate. This interest rate swap positively impacted interest on loans by $1.0 million and $2.4 million during the twelve months ended December 31, 2025 and 2024, respectively. During the twelve months ended December 31, 2025, the swap benefited loan yields with an increase of eight basis points and net interest margin with an increase of five basis points. During the twelve months ended December 31, 2024, the swap benefited loan yields with an increase of 21 basis points and net interest margin with an increase of 14 basis points.

Average loans increased $86.6 million, or 7.3%, to $1.3 billion for the twelve months ended December 31, 2025 from $1.2 billion for the same period in 2024. Average loans represented 66.0% of average earning assets during the twelve months ended December 31, 2025 compared to 66.3% of average earning assets during the same period in 2024. Our loan (including loans held-for-sale) to deposit ratio on average during 2025 was 73.3%, as compared to 74.4% during 2024. This decrease was due to the growth rate on our average loans (including loans held-for-sale) in 2025 being exceeded by the growth rate on our deposits of during the same time period. The loan to deposit ratio (including loans held-for-sale) increased to 75.5% at December 31, 2025 as compared to 73.4% at December 31, 2024. Our growth in loans from December 31, 2024 to December 31, 2025 exceeded our growth in deposits during the same period.

The growth in our average deposits and securities sold under agreements to repurchase of $174.7 million compared to the growth in our average loans of $86.6 million resulted in a reduction in borrowings. The yield on loans increased 0.18% to 5.79% during the twelve months ended December 31, 2025 from 5.61% during the same period in 2024 due to new and renewed loan rates exceeding maturing loan rates. Average securities for the twelve months ended December 31, 2025 increased $8.7 million, or 1.8%, to $499.7 million from $491.0 million during the same period in 2024. Other short-term investments increased $44.7 million to $155.6 million during the twelve months ended December 31, 2025 from $110.9 million during the same period in 2024 due to the additional cash on hand as deposit growth outpaced loan growth. The yield on our securities portfolio declined to 3.39% for the twelve months ended December 31, 2025 from 3.56% for the same period in 2024. The yield on our other short-term investments declined to 4.16% for the twelve months ended December 31, 2025 from 4.95% for the same period in 2024 due to the Federal Open Market Committee (FOMC) decreasing the target range of federal funds during the twelve months of 2025.

The yield on earning assets for the twelve months ended December 31, 2025 and 2024 were 5.04% and 5.00%, respectively.

The cost of interest-bearing liabilities was 2.52% during the twelve months ended December 31, 2025 compared to 2.88% during the same period in 2024. The cost of deposits, including demand deposits, was 1.80% during the twelve months ended December 31, 2025 compared to 1.96% during the same period in 2024. The cost of funds, including demand deposits, was 1.88% during the twelve months ended December 31, 2025 compared to 2.15% during the same period in 2024. We continue to focus on growing our pure deposits plus customer cash management repurchase agreements (demand deposits, interest-bearing transaction accounts, savings deposits, money market accounts, IRAs, and customer cash management repurchase agreements) as these accounts tend to be low-cost deposits and assist us in controlling our overall cost of funds. During the twelve months ended December 31, 2025, these pure deposits plus customer cash management repurchase agreements averaged 84.9% of total deposits plus customer cash management repurchase agreements as compared to 83.1% during the same period of 2024.

Year Ended December 31, 2024 and 2023

Net interest income increased $3.1 million, or 6.4%, to $52.0 million for the twelve months ended December 31, 2024 from $48.9 million for the twelve months ended December 31, 2023. Our net interest margin declined by nine basis points to 2.91% during the twelve months ended December 31, 2024 from 3.00% during the twelve months ended December 31, 2023. Our net interest margin, on a taxable equivalent basis, was 2.92% for the twelve months ended December 31, 2024 compared to 3.01% for the twelve months ended December 31, 2023. Average earning assets increased $154.9 million, or 9.5%, to $1.8 billion for the twelve months ended December 31, 2024 compared to $1.6 billion in the same period of 2023.

- The increase in net interest income was primarily due to a higher level of average earning assets partially offset by lower net interest margin.

- The increase in average earning assets was due to increases in total loans and interest-bearing deposits in other banks, partially offset by declines in securities and other fed funds sold.

- Earning asset yield growth, which included the benefit of a pay-fixed/receive-floating interest rate swap (the "Pay-Fixed Swap Agreement") described below, was more than offset by the rising cost of funding, leading to the net interest margin compression. However, our net interest margin expanded from the low of 2.77% in the month of February 2024 to 3.04% in the month of December 2024. Our cost of funds and cost of deposits peaked in 2024 during the month of August 2024 at 2.23% and 2.05%, respectively. Our cost of funds and cost of deposits were 1.98% and 1.87%, respectively, during the month of December 2024.

    - Investment securities represented 27.5% of average total earning assets for the twelve months ended December 31, 2024 compared to 33.2% during the same period in 2023.

    - Short-term investments represented 6.2% of average total earning assets for the twelve months ended December 31, 2024 compared to 2.6% during the same period in 2023.

    - Loans represented 66.3% of average total earning assets for the twelve months ended December 31, 2024 compared to 64.2% during the same period in 2023.

    - During 2023, market interest rates increased significantly due to an increase in inflation. During 2024, market interest rates declined as inflation cooled. The target range of federal funds was 4.25% - 4.50% at December 31, 2024 compared to 5.25% - 5.50% at December 31, 2023.

    - Effective May 5, 2023, we entered into Pay-Fixed Swap Agreement for a notional amount of $150.0 million that was designated as a fair value hedge in order to hedge the risk of changes in the fair value of the fixed rate loans included in the closed loan portfolio. This fair value hedge converts the hedged loans from a fixed rate to a synthetic floating SOFR rate. The Pay-Fixed Swap Agreement will mature on May 5, 2026 and we will pay a fixed coupon rate of 3.58% while receiving the overnight SOFR rate. This interest rate swap positively impacted interest on loans by $2.4 million and $1.6 million during the twelve months ended December 31, 2024 and 2023, respectively. During the twelve months ended December 31, 2024, the swap benefited loan yields with an increase of 21 basis points and net interest margin with an increase of 14 basis points. During the twelve months ended December 31, 2023, the swap benefited loan yields with an increase of 16 basis points and net interest margin with an increase of 10 basis points.

Average loans increased $136.9 million, or 13.1%, to $1.2 billion for the twelve months ended December 31, 2024 from $1.0 billion for the same period in 2023. Average loans represented 66.3% of average earning assets during the twelve months ended December 31, 2024 compared to 64.2% of average earning assets during the same period in 2023. Our loan (including loans held-for-sale) to deposit ratio on average during 2024 was 74.4%, as compared to 73.2% during 2023. This increase was due to the growth rate on our average loans (including loans held-for-sale) of 13.1% in 2024 exceeding the growth rate on our deposits of 11.4% during the same time period. The loan to deposit ratio (including loans held-for-sale) declined to 73.4%

at December 31, 2024 as compared to 75.3% at December 31, 2023. Our growth in loans of $91.8 million or 8.1% from December 31, 2023 to December 31, 2024 was exceeded by our growth in deposits of $164.9 million or 10.4% during the same period.

The growth in our average deposits of $162.9 million and securities sold under agreements to repurchase of $2.6 million compared to the growth in our average loans of $136.9 million resulted in a reduction in borrowings. The yield on loans increased 0.62% to 5.61% during the twelve months ended December 31, 2024 from 4.99% during the same period in 2023 due to market interest rates and the Pay-Fixed Swap Agreement. Average securities for the twelve months ended December 31, 2024 declined $50.0 million, or 9.2%, to $491.0 million from $541.1 million during the same period in 2023. Other short-term investments increased $68.0 million to $110.9 million during the twelve months ended December 31, 2024 from $42.9 million during the same period in 2023 due to the additional cash on hand as deposit growth outpaced loan growth. The yield on our securities portfolio increased to 3.90% for the twelve months ended December 31, 2024 from 3.36% for the same period in 2023. The yield on our other short-term investments declined to 4.95% for the twelve months ended December 31, 2024 from 5.11% for the same period in 2023 due to the Federal Open Market Committee (FOMC) decreasing the target range of federal funds during the twelve months of 2024 a total of 1.00% to a target federal funds rate range of 4.25% – 4.50% at December 31, 2024 from a target federal funds rate range of 5.25% – 5.50% at December 31, 2023.

The yield on earning assets for the twelve months ended December 31, 2024 and 2023 were 5.00% and 4.45%, respectively.

The cost of interest-bearing liabilities was 2.88% during the twelve months ended December 31, 2024 compared to 2.06% during the same period in 2023. The cost of deposits, including demand deposits, was 1.96% during the twelve months ended December 31, 2024 compared to 1.16% during the same period in 2023. The cost of funds, including demand deposits, was 2.15% during the twelve months ended December 31, 2024 compared to 1.48% during the same period in 2023. We continue to focus on growing our pure deposits plus customer cash management repurchase agreements (demand deposits, interest-bearing transaction accounts, savings deposits, money market accounts, IRAs, and customer cash management repurchase agreements) as these accounts tend to be low-cost deposits and assist us in controlling our overall cost of funds. During the twelve months ended December 31, 2024, these pure deposits plus customer cash management repurchase agreements averaged 83.1% of total deposits plus customer cash management repurchase agreements as compared to 89.9% during the same period of 2023.

Average Balances, Income Expenses and Rates. The following table depicts, for the periods indicated, certain information related to our average balance sheet and our average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

	Year ended December 31,								
	2025			**2024**			**2023**		
(Dollars in thousands)	**Average Balance**	**Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Income/ Expense**	**Yield/ Rate**	**Average Balance**	**Income/ Expense**	**Yield/ Rate**
Assets									
Earning assets									
Loans[1]	$ 1,271,673	$ 73,655	5.79%	$ 1,185,024	$ 66,431	5.61%	$ 1,048,118	$ 52,317	4.99%
Non-Taxable Securities	46,100	1,378	2.99%	48,761	1,420	2.91%	50,726	1,471	2.90%
Taxable Securities	453,591	15,548	3.43%	442,278	16,084	3.64%	490,352	16,715	3.41%
Int Bearing Deposits in Other Banks	155,518	6,470	4.16%	110,844	5,484	4.95%	42,859	2,191	5.11%
Fed Funds Sold	78	3	3.85%	63	3	4.76%	56	3	5.36%
Total earning assets	$ 1,926,960	$ 97,054	5.04%	$ 1,786,970	$ 89,422	5.00%	$ 1,632,111	$ 72,697	4.45%
Cash and due from banks	24,551			24,126			25,278		
Premises and equipment	29,587			30,313			31,145		
Goodwill and other intangible assets	15,004			15,161			15,319		
Other assets	52,317			53,948			54,840		
Allowance for credit losses-investments	(21)			(27)			(39)		
Allowance for credit losses-loans	(13,440)			(12,736)			(11,677)		
Total assets	$ 2,034,958			$ 1,897,755			$ 1,746,977		
Liabilities									
Interest-bearing liabilities									
Interest-bearing transaction accounts	$ 350,844	$ 4,279	1.22%	$ 311,101	$ 3,451	1.11%	$ 307,415	$ 1,760	0.57%
Money market accounts	463,405	14,015	3.02%	417,178	13,824	3.31%	361,994	9,721	2.69%
Savings deposits	108,379	268	0.25%	112,473	430	0.38%	133,010	307	0.23%
Time deposits	339,463	12,685	3.74%	309,509	13,468	4.35%	178,339	4,775	2.68%
Fed Funds Purchased	11	1	9.09%	12	1	8.33%	1,100	52	4.73%
Securities Sold Under Agreements to Repurchase	111,887	2,713	2.42%	77,158	2,183	2.83%	74,586	1,658	2.22%
FHLB Advances	—	—	NA%	54,822	2,808	5.12%	86,614	4,345	5.02%
Other Long-Term Debt	14,964	1,071	7.16%	14,964	1,217	8.13%	14,964	1,187	7.93%
Total interest-bearing liabilities	$ 1,388,953	$ 35,032	2.52%	$ 1,297,217	$ 37,382	2.88%	$ 1,158,022	$ 23,805	2.06%
Demand deposits	471,703			443,571			450,177		
Allowance for credit losses-unfunded commitments	489			501			464		
Other liabilities	18,416			19,295			14,837		
Shareholders' equity	$ 155,397			$ 137,171			$ 123,477		
Total liabilities and shareholders' equity	$ 2,034,958		$ 1,897,755		$ 1,746,977				
Cost of deposits, including demand deposits			1.80%			1.96%			1.16%
Cost of funds, including demand deposits			1.88%			2.15%			1.48%
Net interest spread			2.52%			2.12%			2.39%
Net interest income/margin		$ 62,022	3.22%		$ 52,040	2.91%		$ 48,892	3.00%
Net interest margin (tax equivalent)[2]		$ 62,309	3.23%		$ 52,198	2.92%		$ 49,176	3.01%

(1) All loans and deposits are domestic. Average loan balances include nonaccrual loans and loans held for sale.
(2) Based on a 21.0% marginal tax rate.

The following table presents the dollar amount of changes in interest income and interest expense attributable to changes in volume and the amount attributable to changes in rate. The combined effect related to volume and rate which cannot be separately identified, has been allocated proportionately, to the change due to volume and the change due to rate.

	2025 versus 2024 Increase (decrease) due to			2024 versus 2023 Increase (decrease) due to		
(In thousands)	**Volume**	**Rate**	**Net**	**Volume**	**Rate**	**Net**
Assets						
Earning assets						
Loans	$ 4,968	$ 2,256	$ 7,224	$ 7,267	$ 6,847	$ 14,114
Investment securities-taxable	(79)	37	(42)	(57)	6	(51)
Investment securities- nontaxable	404	(940)	(536)	(1,704)	1,073	(631)
Interest bearing deposits in other banks	1,958	(972)	986	3,366	(73)	3,293
Fed Funds sold	1	(1)	—	—	—	—
Total earning assets	7,252	380	7,632	8,872	7,853	16,725
Interest-bearing liabilities						
Interest-bearing transaction accounts	466	362	828	21	1,670	1,691
Money market accounts	1,457	(1,266)	191	1,619	2,484	4,103
Savings deposits	(15)	(147)	(162)	(53)	176	123
Time deposits	1,229	(2,012)	(783)	4,699	3,994	8,693
Fed funds purchased	—	—	—	(74)	23	(51)
Securities sold under agreements to repurchase	876	(346)	530	59	466	525
FHLB Advances	(2,808)	—	(2,808)	(1,627)	90	(1,537)
Other long-term debt	—	(146)	(146)	—	30	30
Total interest-bearing liabilities	1,205	(3,555)	(2,350)	4,644	8,933	13,577
Net interest income	6,047	3,935	$ 9,982	4,228	(1,080)	$ 3,148

Market Risk and Interest Rate Sensitivity

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. The risk of loss can be measured by either diminished current market values or reduced current and potential net income. Our primary market risk is interest rate risk. We have established an Asset/Liability Committee of the board of directors (the "ALCO"), which has members from our board of directors and management to monitor and manage interest rate risk. Our ALCO:

- monitors our compliance with regulatory guidance in the formulation and implementation of our interest rate risk program;
- reviews the results of our interest rate risk modeling quarterly to assess whether we have appropriately measured our interest rate risk, mitigated our exposures appropriately and confirmed that any residual risk is acceptable;
- monitors and manages the pricing and maturity of our assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on our net interest income; and
- has established policies, policy guidelines, and strategies with respect to interest rate risk exposure and liquidity.

Further, our ALCO and board of directors explicitly review our ALCO policies at least annually and review our ALCO assumptions and policy limits quarterly.

We employ a monitoring technique to measure our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Simulation modeling is performed to assess the impact of varying interest rates and balance sheet mix assumptions will have on net interest income. We model the impact on net interest income for several different changes in the yield curve. We model the impact on net interest income in an increasing and decreasing rate environment of 100, 200, 300, and 400 basis points. We also periodically stress certain assumptions such as loan prepayment rates, average lives, interest rate betas, and deposit migration to evaluate our overall sensitivity to changes in interest rates. Policies have been established in an effort to maintain the maximum anticipated negative impact of these modeled changes in net interest income at no more than 10%, 15%, 20%, and 20%, respectively, in a 100, 200, 300, and 400 basis point change in interest rates over the first 12-month period subsequent to interest rate changes. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, by adjusting the interest rate during the life of an asset or liability, or by the use of derivatives such as interest rate swaps and other hedging instruments. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. Neither the "gap" analysis nor asset/liability modeling is precise indicators of our interest sensitivity position due to the many factors that affect net interest income including the timing, magnitude, and frequency of interest rate changes as well as changes in the volume and mix of earning assets and interest-bearing liabilities.

The following table illustrates our interest rate sensitivity at December 31, 2025.

Interest Sensitivity Analysis

(Dollars in thousands)	**Within One Year**	**One to Three Years**	**Three to Five Years**	**Over Five Years**	**Total**
Assets					
Earning assets					
Interest bearing deposits	$ 137,184	$ —	$ —	$ —	$ 137,184
Loans[1]	384,905	472,544	324,899	128,671	1,311,019
Loans Held for Sale	10,737	—	—	—	10,737
Total Securities[2]	66,254	117,751	133,818	174,344	492,167
Total earning assets	599,080	590,295	458,717	303,015	1,951,107
Liabilities					
Interest bearing liabilities					
Interest bearing deposits					
Interest checking accounts	22,552	45,106	45,105	254,432	367,195
Money market accounts	28,898	57,798	57,797	326,023	470,516
Savings deposits	6,312	12,622	12,624	71,210	102,768
Time deposits	332,668	7,476	1,511	145	341,800
Total interest-bearing deposits	390,430	123,002	117,037	651,810	1,282,279
Borrowings	122,153	—	—	—	122,153
Total interest-bearing liabilities	512,583	123,002	117,037	651,810	1,404,432
Period gap	$ 86,497	$ 467,293	$ 341,680	$ (348,795)	$ 546,675
Cumulative gap	$ 86,497	$ 553,790	$ 895,470	$ 546,675	$ 546,675
Ratio of cumulative gap to total earning assets	14.44%	46.56%	54.33%	28.02%	28.02%

(1) Loans classified as nonaccrual as of December 31, 2025 are not included in the balances.

(2) Securities based on amortized cost.

Net Interest Income Sensitivity

Based on the many factors and assumptions used in simulating the effect of changes in interest rates, the following table estimates the hypothetical percentage change in net interest income at December 31, 2025 and at December 31, 2024 over the subsequent 12 months.

Change in short-term interest rates	Hypothetical percentage change in net interest income		
	December 31, 2025	December 31, 2024	Policy Limit
+400bp	-15.11%	-13.72%	-20.00%
+300bp	-10.24%	-9.20%	-20.00%
+200bp	-5.83%	-5.23%	-15.00%
+100bp	-2.54%	-2.18%	-10.00%
Flat	—	—	—
-100bp	+2.74%	+2.12%	-10.00%
-200bp	+5.24%	+3.77%	-15.00%
-300bp	+5.31%	+3.04%	-20.00%
-400bp	+3.49%	+0.76%	-20.00%

The maximum anticipated negative impacts of the modeled changes in net interest income were within policy limits at December 31, 2025 and December 31, 2024.

Present Value of Equity Sensitivity

We perform a valuation analysis projecting future cash flows from assets and liabilities to determine the Present Value of Equity ("PVE") over a range of changes in market interest rates. The sensitivity of PVE to changes in interest rates is a measure of the sensitivity of earnings over a longer time horizon. We have established policy limits for the maximum negative impact of modeled changes in PVE, shown below.

Change in present value of equity	Hypothetical percentage change in PVE		
	December 31, 2025	December 31, 2024	Policy Limit
+400bp	+1.13%	-3.72%	-25.00%
+300bp	+2.58%	-1.47%	-25.00%
+200bp	+3.11%	+0.23%	-20.00%
+100bp	+2.23%	+0.92%	-15.00%
Flat	—	—	—
-100bp	-3.84%	-2.31%	-15.00%
-200bp	-9.63%	-6.80%	-20.00%
-300bp	-19.36%	-14.97%	-25.00%
-400bp	-34.26%	-27.07%	-25.00%

Except for the down 400 basis point scenario, the maximum anticipated negative impacts of the modeled changes in PVE were within policy limits at December 31, 2025 and December 31, 2024. We are monitoring the risk posed by the down 400 basis point scenario.

Provision and Allowance for Credit Losses

Year Ended December 31, 2025 and 2024

During the twelve months ended December 31, 2025, the allowance for credit losses on loans increased $671 thousand to $13.8 million, the allowance for credit losses on unfunded commitments increased $51 thousand to $531 thousand, and the allowance for credit loss on held-to-maturity investments declined $4 thousand to $19 thousand compared to December 31, 2024. At December 31, 2025, the combined allowance for credit losses for loans, unfunded commitments, and investments was $14.4 million compared to $13.6 million at December 31, 2024.

The allowance for credit losses on loans as a percentage of total loans held-for-investment was 1.05% at December 31, 2025 and 1.08% at December 31, 2024.

The total ACL is composed of three parts: the ACL for loans, the ACL for unfunded commitments, and the ACL for HTM investments. The ACL for loans is further composed of the allowance for individually assessed loans, the allowance for collectively assessed expected losses, the allowance for collectively assessed qualitative adjustments, and the allowance for collectively assessed additional allowance. The allowance for collectively assessed qualitative adjustments is calculated using a set of qualitative factors, which at December 31, 2025 and 2024 included changes in lending policies and procedures, changes in staff, markets, and products, changes in total of 30-89 days past due and other loans especially mentioned, changes in the loan review system, changes in collateral value for non-collateral dependent loans, changes in concentration of credits, changes in the legal or regulatory requirements and competition, data limitations, model imprecision, and reasonable and supportable forecast alternative scenarios.

We have a significant portion of our loan portfolio with real estate as the underlying collateral. As of December 31, 2025 and December 31, 2024, approximately 91.5% and 91.4%, respectively, of the loan portfolio had real estate collateral. When loans, whether commercial or personal, are granted, they are based on the borrower's ability to generate repayment cash flows from income sources sufficient to service the debt. Real estate is generally taken to reinforce the likelihood of the ultimate repayment and as a secondary source of repayment. We work closely with all our borrowers that experience cash flow or other economic problems, and we believe that we have the appropriate processes in place to monitor and identify problem credits. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for credit losses as estimated at any point in time or that provisions for credit losses will not be significant to a particular accounting period. The allowance is also subject to examination and testing for adequacy by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions. Such regulatory agencies could require us to adjust our allowance based on information available to them at the time of their examination.

The non-performing asset ratio was 0.02% of total assets with the nominal level of $372 thousand in non-performing assets at December 31, 2025 compared to 0.04% and $810 thousand at December 31, 2024. Nonaccrual loans decreased to $202 thousand at December 31, 2025 from $219 thousand at December 31, 2024. We had $2 thousand in accruing loans past due 90 days or more at December 31, 2025 compared to $48 thousand at December 31, 2024. Loans past due 30 days or more represented 0.07% of the loan portfolio at December 31, 2025 compared to 0.05% at December 31, 2024. The ratio of classified loans plus OREO and repossessed assets declined to 0.76 % of total bank regulatory risk-based capital at December 31, 2025 from 1.06% at December 31, 2024.

There were four loans totaling $204 thousand (0.02% of total loans) included on non-performing status (nonaccrual loans and loans past due 90 days and still accruing) at December 31, 2025. Two of these loans were on nonaccrual status. The largest loan of the two is $201 thousand and is secured by a first lien mortgage. The balance of the remaining loan on nonaccrual status is $1 thousand, and it is secured by a second lien mortgage. We had five loans totaling $267 thousand that were accruing loans past due 90 days or more at December 31, 2024. At December 31, 2025 and December 31, 2024, we considered loan relationships exceeding $500 thousand and on nonaccrual status as individually assessed loans for the allowance for credit losses. At

December 31, 2025 and December 31, 2024, we had no individually assessed loans. The specific allowance for individually assessed loans is based on the fair value of collateral method or present value of expected cash flows method. For collateral dependent loans, the fair value of collateral method is used, and the fair value is determined by an independent appraisal less estimated selling costs. There were no specific allowances for credit losses on our individually assessed loans at December 31, 2025 and December 31, 2024. At December 31, 2025, we had $934 thousand in loans that were delinquent 30 days to 89 days representing 0.07% of total loans compared to $554 thousand or 0.05% of total loans at December 31, 2024.

Year Ended December 31, 2024 and 2023

On January 1, 2023, we adopted CECL, which resulted in a day one reduction of $14 thousand to the allowance for credit losses on loans offset by increases of $398 thousand to the allowance for credit losses on unfunded commitments and $43.5 thousand to the allowance for credit losses on held-to-maturity investments. Furthermore, deferred tax assets increased $90 thousand and retained earnings declined $337 thousand. During the twelve months ended December 31, 2024, the allowance for credit losses on loans increased $868 thousand to $13.1 million, the allowance for credit losses on unfunded commitments declined $117 thousand to $480 thousand, and the allowance for credit loss on held-to-maturity investments declined $7 thousand to $23 thousand compared to the day one CECL results, the allowance for credit losses on loans increased $945 thousand to $12.3 million at December 31, 2023 from $11.3 million at January 1, 2023; the allowance for credit losses on unfunded commitments increased $199 thousand to $597 thousand as of December 31, 2023 from $398 thousand as of January 1, 2023; and the allowance for credit losses on held-to-maturity investments declined $14 thousand to $30 thousand at December 31, 2023 from $43.5 thousand at January 1, 2023. At December 31, 2024, the combined allowance for credit losses for loans, unfunded commitments, and investments was $13.6 million compared to $12.9 million at December 31, 2023 and $11.8 million at January 1, 2023.

The allowance for credit losses on loans as a percentage of total loans held-for-investment was 1.08% at December 31, 2024, 1.08% at December 31, 2023 and 1.15% at January 1, 2023.

The total ACL is composed of three parts: the ACL for loans, the ACL for unfunded commitments, and the ACL for HTM investments. The ACL for loans is further composed of the allowance for individually assessed loans, the allowance for collectively assessed expected losses, the allowance for collectively assessed qualitative adjustments, and the allowance for collectively assessed additional allowance. The allowance for collectively assessed qualitative adjustments is calculated using a set of qualitative factors, which at December 31, 2024 and 2023 included changes in lending policies and procedures, changes in staff, markets, and products, change in total of 30-89 days past due and other loans especially mentioned, changes in the loan review system, changes in collateral value for non-collateral dependent loans, changes in concentration of credits, changes in the legal or regulatory requirements and competition, data limitations, model imprecision, and reasonable and supportable forecast alternative scenarios.

We have a significant portion of our loan portfolio with real estate as the underlying collateral. As of December 31, 2024 and December 31, 2023, approximately 91.4% and 91.7%, respectively, of the loan portfolio had real estate collateral. When loans, whether commercial or personal, are granted, they are based on the borrower's ability to generate repayment cash flows from income sources sufficient to service the debt. Real estate is generally taken to reinforce the likelihood of the ultimate repayment and as a secondary source of repayment. We work closely with all our borrowers that experience cash flow or other economic problems, and we believe that we have the appropriate processes in place to monitor and identify problem credits. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for credit losses as estimated at any point in time or that provisions for credit losses will not be significant to a particular accounting period. The allowance is also subject to examination and testing for adequacy by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions. Such regulatory agencies could require us to adjust our allowance based on information available to them at the time of their examination.

The non-performing asset ratio was 0.04% of total assets with the nominal level of $810 thousand in non-performing assets at December 31, 2024 compared to 0.05% and $864 thousand at December 31, 2023. Nonaccrual loans increased to $219 thousand at December 31, 2024 from $27 thousand at December 31, 2023. We had $48 thousand in accruing loans past due 90 days or more at December 31, 2024 compared to $215 thousand at December 31, 2023. Loans past due 30 days or more represented 0.05% of the loan portfolio at December 31, 2024 compared to 0.06% at December 31, 2023. The ratio of classified loans plus OREO and repossessed assets declined to 1.06% of total bank regulatory risk-based capital at December 31, 2024 from 1.25% at December 31, 2023.

There were five loans totaling $267 thousand (0.02% of total loans) included on non-performing status (nonaccrual loans and loans past due 90 days and still accruing) at December 31, 2024. Two of these loans were on nonaccrual status. The largest loan of the two is $217 thousand and is secured by a first lien mortgage. The balance of the remaining loan on nonaccrual status is $2 thousand, and it is secured by a second lien mortgage. We had two loans totaling $215 thousand that were accruing loans past due 90 days or more at December 31, 2023. At December 31, 2024 and December 31, 2023, we considered loan relationships exceeding $500 thousand and on nonaccrual status as individually assessed loans for the allowance for credit losses. At December 31, 2024 and December 31, 2023, we had no individually assessed loans. The specific allowance for individually assessed loans is based on the fair value of collateral method or present value of expected cash flows method. For collateral dependent loans, the fair value of collateral method is used, and the fair value is determined by an independent appraisal less estimated selling costs. There were no specific allowances for credit losses on our individually assessed loans at December 31, 2024 and December 31, 2023. At December 31, 2024, we had $554 thousand in loans that were delinquent 30 days to 89 days representing 0.05% of total loans compared to $498 thousand or 0.04% of total loans at December 31, 2023.

The following table summarizes the activity related to our allowance for credit losses.

Allowance for Credit Losses

(Dollars in thousands)	2025	2024	2023
Average loans outstanding (excluding loans held-for-sale)	$ 1,261,822	$ 1,180,482	$ 1,044,983
Loans outstanding at period end (excluding loans held-for-sale)	$ 1,311,019	$ 1,230,204	$ 1,134,019
Total nonaccrual loans	$ 202	$ 219	$ 27
Loans past due 90 days and still accruing	$ 2	$ 48	$ 215
Beginning balance of allowance	$ 13,135	$ 12,267	$ 11,336
CECL Day 1 Adjustment	—	—	(14)
Loans charged-off:			
Real Estate Mortgage - Commercial	2	2	—
Commercial	—	88	20
Consumer - Other	130	94	67
Total loans charged-off	132	184	87
Recoveries:			
Real Estate - Construction	3	2	2
Real Estate Mortgage - Residential	—	18	9
Real Estate Mortgage - Commercial	11	11	37
Consumer - Home equity	8	9	22
Commercial	18	61	5
Consumer - Other	41	18	18
Total recoveries	81	119	93
Net loans (charged off) recovered	(51)	(65)	6
Provision for credit losses	722	933	939
Balance at period end	$ 13,806	$ 13,135	$ 12,267
Net charge-offs (recoveries) to average loans and loans held-for-sale	0.00%	0.01%	0.00%
Allowance as percent of total loans	1.05%	1.08%	1.08%
Non-performing loans as % of total loans	0.02%	0.04%	0.02%
Allowance as % of non-performing loans	6,767.65%	4,919.48%	5,069.01%
Nonaccrual loans as % of total loans	0.02%	0.02%	0.00%
Allowance as % of nonaccrual loans	6,834.65%	5,997.72%	45,433.33%

The following table details net charge-offs to average loans outstanding by loan category for the years ended December 31:

(Dollars in thousands)	**2025**	**2024**	**2023**
Commercial			
Net (recoveries) charge-offs	$ (11)	$ 27	$ 15
Average loans for the year	$ 90,036	$ 82,478	$ 76,315
Net (recoveries) charge-offs /average loans	(0.01)%	0.03%	0.02%
Real estate:			
Construction			
Net recoveries	$ (3)	$ (2)	$ (2)
Average loans for the year	$ 152,136	$ 140,065	$ 99,502
Net recoveries/average loans	0.00%	0.00%	0.00%
Mortgage-residential			
Net charge-offs (recoveries)	$ —	$ (18)	$ (9)
Average loans for the year[(1)]	$ 127,906	$ 110,345	$ 76,604
Net charge-offs (recoveries)/average loans[(1)]	0.00%	(0.02)%	(0.01)%
Mortgage-commercial			
Net charge-offs (recoveries)	$ (16)	$ (11)	$ (37)
Average loans for the year	$ 825,323	$ 794,728	$ 747,202
Net charge-offs (recoveries)/average loans	0.00%	0.00%	0.00%
Consumer:			
Home Equity			
Net recoveries	$ (8)	$ (9)	$ (22)
Average loans for the year	$ 47,597	$ 36,767	$ 30,884
Net recoveries/average loans	(0.02)%	(0.02)%	(0.07)%
Other			
Net charge-offs	$ 89	$ 78	$ 49
Average loans for the year	$ 18,024	$ 16,099	$ 14,476
Net charge-offs/average loans	0.48%	0.48%	0.34%
Total:			
Net charge-offs (recoveries)	$ 51	$ 65	$ (6)
Average loans for the year[(1)]	$ 1,261,822	$ 1,180,482	$ 1,044,983
Net charge-offs (recoveries)/average loans[(1)]	0.00%	0.01%	0.00%

(1) Average loans exclude loans held for sale

Accrual of interest is discontinued on loans when we believe, after considering economic and business conditions and collection efforts, that a borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest, which has been accrued on the loan but remains unpaid, is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

The following table shows the allocation of the allowance for credit losses on loans:

Allocation of the Allowance for Credit Losses on Loans

	2025		2024		2023	
(Dollars in thousands)	**Amount**	**% of loans in category**	**Amount**	**% of loans in category**	**Amount**	**% of loans in category**
Commercial	$ 1,050	7.6%	$ 994	7.6%	$ 935	7.6%
Real Estate Construction	1,654	12.0%	1,675	12.8%	1,337	10.9%
Real Estate Mortgage:						
Commercial	8,349	60.4%	7,974	60.6%	8,146	66.4%
Residential	1,720	12.5%	1,639	12.5%	1,122	9.2%
Consumer - Home Equity	706	5.1%	568	4.3%	472	3.8%
Consumer - Other	327	2.4%	285	2.2%	255	2.1%
Unallocated	—	N/A	—	N/A	—	N/A
Total	$ 13,806	100.0%	$ 13,135	100.0%	$ 12,267	100.0%

Non-interest Income and Expense

Non-interest Income. A source of noninterest income is service charges on deposit accounts. We also originate and sell residential loans on a servicing released basis in the secondary market. These loans are originated in our name. The loans have locked in price commitments to be purchased by investors at the time of closing. Therefore, these loans present very little market risk for us. We typically deliver to, and receive funding from, the investor within 30 days. Other sources of noninterest income are derived from investment advisory fees and commissions on non-deposit investment products, ATM/debit card fees, commissions on check sales, safe deposit box rent, wire transfer, official check fees, rental income, and bank owned life insurance income.

Non-interest income during the twelve months ended December 31, 2025 increased to $16.9 million from $14.0 million during the same period in 2024. The increase in non-interest income is primarily related to increases in mortgage banking income and investment advisory fees and non-deposit commissions.

Mortgage banking income increased $902 thousand to $3.3 million during the twelve months ended December 31, 2025 from $2.4 million during the same period in 2024. Secondary mortgage production during the twelve months ended December 31, 2025 was $115.4 million compared to $79.3 million during the same period in 2024 while the gain on sale margin decreased to 2.82% during the twelve months ended December 31, 2025 from 2.96% during the same period in 2024.

Total mortgage production during the twelve months ended December 31, 2025 was $202.7 million, $115.4 million of the production was originated to be sold in the secondary market, $16.8 million of the loan production was originated as ARM loans for our loans held-for-investment portfolio, and $70.5 million of the loan production was commitments for new construction residential real estate loans. As these ARM and new construction residential real estate loans are being held on our balance sheet as loans held-for-investment, the result is additive to loan growth and interest income but results in less gain on sale fee income, which is reported in noninterest income as mortgage banking income.

Investment advisory fees increased by $1.4 million to $7.6 million during the twelve months ended December 31, 2025 from $6.2 million during the same period in 2024. Total assets under management were $1.2 billion at December 31, 2025 compared to $926.0 million at December 31, 2024. Our net new assets were $83.4 million during the twelve months ended December 31, 2025. Furthermore, our investment performance for the twelve months ended December 31, 2025 was 17.3% compared to 16.4% for the S&P 500.

The $229 thousand loss on early extinguishment of debt included in other income during the twelve months ended December 31, 2024 resulted from our decision to use available cash to reduce FHLB advances to zero, including the pre-payment of $35.0 million in FHLB advances during the fourth quarter of 2024. We believe this reduction in these borrowings positioned us for improvements in net interest income and margin in the future.

Non-interest income during the twelve months ended December 31, 2024 increased to $14.0 million from $10.4 million during the same period in 2023. The $3.6 million increase in non-interest income is primarily related to a reduction in loss on sale of securities of $1.2 million, increases in mortgage banking income of $962 thousand, investment advisory fees and non-deposit commissions of $1.7 million, and an increase in gains on insurance proceeds of $73 thousand partially offset by a decrease in gain on sale of other assets of $146 thousand and a loss on early extinguishment of debt of $229 thousand.

During the third quarter of 2023, we sold $39.9 million of book value U.S. Treasuries in our available-for-sale investment securities portfolio. While this sale created a one-time pre-tax loss of $1.2 million, it provided additional liquidity which was used to pay down borrowings and fund loan growth. The weighted average book yield of the securities sold was 1.75% and the projected earn back period is 1.6 years. There was no such similar sale during 2024.

Mortgage banking income increased $962 thousand to $2.4 million during the twelve months ended December 31, 2024 from $1.4 million during the same period in 2023. Secondary mortgage production during the twelve months ended December 31, 2024 was $79.3 million compared to $49.7 million during the same period in 2023 while the gain on sale margin increased to 2.96% during the twelve months ended December 31, 2024 from 2.83% during the same period in 2023.

During 2022, we began to market an adjustable rate mortgage (ARM) product to provide borrowers with an alternative to fixed-rate mortgages and to help offset anticipated mortgage production challenges. Currently, we are offering 5/6, 7/6, and 10/6 ARM loans that are originated for our loans held-for-investment portfolio. Furthermore, in 2022, we added a new construction residential real estate team and product. Total mortgage production during the twelve months ended December 31, 2024 was $165.6 million, $79.3 million of the production was originated to be sold in the secondary market, while $40.9 million of the loan production was originated as ARM loans for our loans held-for-investment portfolio, and $45.4 million of the loan production was commitments for new construction residential real estate loans. As these ARM and new construction residential real estate loans are being held on our balance sheet as loans held-for-investment, the result is additive to loan growth and interest income but results in less gain on sale fee income, which is reported in noninterest income as mortgage banking income.

Investment advisory fees increased by $1.7 million to $6.2 million during the twelve months ended December 31, 2024 from $4.5 million during the same period in 2023. Total assets under management were $926.0 million at December 31, 2024 compared to $755.4 million at December 31, 2023. Our net new assets were $37.5 million during the twelve months ended December 31, 2024. Furthermore, our investment performance for the twelve months ended December 31, 2024 was 17.6% compared to 23.3% for the S&P 500.

Gain (loss) on sale of other assets declined $146 thousand to a gain of $5 thousand during the twelve months ended December 31, 2024 from $151 thousand during the same period in 2023 due to an income tax recovery in 2024 on a previously sold other real estate owned property and due to a sale of other real estate owned during the twelve months ended December 31, 2023.

The $229 thousand loss on early extinguishment of debt during the twelve months ended December 31, 2024 resulted from our decision to use available cash to reduce FHLB advances to zero, including the pre-payment of $35.0 million in FHLB advances during the fourth quarter of 2024. We believe this reduction in these borrowings positioned us for improvements in net interest income and margin in the future.

The following table sets forth the primary components of noninterest income for the periods indicated:

	Year ended December 31,		
(In thousands)	**2025**	**2024**	**2023**
Deposit service charges	922	952	963
Mortgage banking income	3,270	2,368	1,406
Investment advisory fees and non-deposit commissions	7,565	6,181	4,511
Loss on sale of securities	—	—	(1,249)
Gain on sale of other real estate owned	127	—	151
Loss on sale of other assets	—	(5)	—
Other non-recurring income	190	105	121
ATM/debit card income	2,875	2,758	2,771
Recurring income on bank owned life insurance	827	799	745
Rental income	466	395	370
Other service fees including safe deposit box fees	236	230	230
Wire transfer fees	147	123	119
Other	320	98	283
Total	$ 16,945	$ 14,004	$ 10,421

Non-interest Expense. In the very competitive financial services industry, we recognize the need to place a great deal of emphasis on expense management and continually evaluate and monitor growth in discretionary expense categories in order to control future increases.

Non-interest expense during the twelve months ended December 31, 2025 increased $5.9 million to $53.3 million from $47.5 million during the same period in 2024. The increase is primarily due to increases in salaries and employee benefits of $2.7 million, increases in equipment of $101 thousand, increases in marketing and public relations of $310 thousand, increases in merger expense of $1.3 million, and increases in other non-interest expenses of $1.5 million.

- Salary and benefit expense increased $2.7 million to $31.9 million during the twelve months ended December 31, 2025 from $29.3 million during the same period in 2024. This increase is primarily a result of higher incentive compensation and annual bonuses due to higher than planned performance, and normal salary adjustments. We had 265 full-time employees, 10 part-time employees, and seven seasonal/on-call employees at December 31, 2025 compared to 260 full-time employees, 10 part-time employees, and eight seasonal/on-call employees at December 31, 2024.

- Equipment expense increased $101 thousand to $1.6 million during the twelve months ended December 31, 2025 compared to $1.5 million during the same period in 2024 primarily due to higher equipment maintenance and repairs and auto expense.

- Marketing and public relations increased $310 thousand to $1.8 million during the twelve months ended December 31, 2025 from $1.5 million during the same period in 2024 primarily due to timing of planned media production and campaigns.

- Merger expense increased $1.3 million to $1.3 million during the twelve months ended December 31, 2025 compared to zero during the same period in 2024 due to the acquisition of Signature Bank of Georgia.

- Other expense increased $1.5 million to $12.2 million during the twelve months ended December 31, 2025 compared to $10.7 million during the same period in 2024, which included

    - o Core banking and electronic processing and services increased $219 thousand or 8.0% primarily due to an increase in the cost of our core service provider, FIS as a result of higher customer activity and enhanced technology.

- o ATM/debit card processing increased $289 thousand or 22.6% as EFT processing expense increased during the period.
- o Software subscriptions and services increased $316 thousand or 25.1% due to new subscriptions and higher renewal rates.
- o Telephone expense decreased $78 thousand or 15.1% due to a change in our telecommunications vendor, which resulted in paying two vendors for a period of time in 2024 and due to a $29 thousand write-off of the remainder of a contract related to the closing of our downtown Augusta, Georgia banking office in 2024.
- o Legal and professional fees increased $328 thousand, or 27.2%, primarily due to an increase in auditing costs and higher legal expense.

Non-interest expense during the twelve months ended December 31, 2024 increased $4.3 million to $47.5 million from $43.1 million during the same period in 2023. The increase is primarily due to increases in salaries and employee benefits of $3.4 million, increases in marketing and public relations expense of $15 thousand, increases in FDIC Insurance assessments of $273 thousand, increases in other real estate expense, net, of $215 thousand, and increases in other non-interest expense of $597 thousand, partially offset by a decline in occupancy expense of $63 thousand and equipment expense of $115 thousand.

- Salary and benefit expense increased $3.4 million to $29.3 million during the twelve months ended December 31, 2024 from $25.9 million during the same period in 2023. This increase is primarily a result of normal salary adjustments and an increase of approximately $834 thousand in additional annual incentive compensation. We had 260 full-time employees, ten part-time employees, and eight seasonal/on-call employees at December 31, 2024 compared to 268 full-time employees, 14 part-time employees, and five seasonal/on-call employees at December 31, 2023.
- Occupancy expense declined $63 thousand to $3.1 million during the twelve months ended December 31, 2024 compared to $3.2 million during the same period in 2023 primarily due to lower building and yard maintenance costs and lease expense partially offset by higher janitorial services.
- Equipment expense declined $115 thousand to $1.5 million during the twelve months ended December 31, 2024 compared to $1.6 million during the same period in 2023 primarily due to lower equipment depreciation, equipment maintenance and repairs, and auto expense.
- Marketing and public relations increased $15 thousand to $1.5 million during the twelve months ended December 31, 2024 from $1.5 million during the same period in 2023 primarily due to timing of planned media production and campaigns.
- FDIC assessments increased $273 thousand to $1.2 million during the twelve months ended December 31, 2024 compared to $904 thousand during the same period in 2023 due to an increase in our FDIC assessment rate and our assets.
- Other real estate expenses increased $215 thousand to $103 thousand during the twelve months ended December 31, 2024 from $112 thousand in contra expenses or credits during the twelve months ended December 31, 2023. This was primarily due to a return to normal activity during the twelve months ended December 31, 2024 compared to a significant reversal in accruals for real estate taxes on a non-accrual loan, which were either paid by the borrower or recovered as a result of the sale of the real estate.
- Other expenses increased $597 thousand to $10.7 million during the twelve months ended December 31, 2024 compared to $10.1 million during the same period in 2023, which included
  - o Core banking and electronic processing and services increased $224 thousand or 8.9% primarily due to an increase in the cost of our core service provider, FIS as a result of higher customer activity and enhanced technology.

- ATM/debit card processing increased $206 thousand or 19.2% as EFT processing expense increased during the period.

- Software subscriptions and services increased $252 thousand or 25.0% due to new subscriptions and higher renewal rates.

- Debit card and fraud losses declined $223 thousand, or 52.8%, due to a decline in fraud losses. Debit card and fraud losses rose during 2023 due to an extraordinary spike in mail check fraud losses during the third quarter of 2023. We responded to this spike with countermeasures including deploying additional resources, and conducting a formal customer education marketing campaign called "THINK TWICE," which requests customers who have been a victim of fraud to enhance their check authorization processes and upgrade to our current fraud detection system.

- Telephone expense increased $32 thousand or 6.6% due to a change in our telecommunications vendor, which resulted in paying two vendors for a period of time and due to a $29 thousand write-off the remainder of a contract related to the closing of our downtown Augusta, Georgia banking office.

- Loan processing and closing costs declined $95 thousand or 28.7% primarily due to lower average new loan sizes in 2024 and fees paid for a home equity campaign in 2023.

- Legal and professional fees increased $163 thousand, or 15.6%, primarily due to an increase in auditing costs and higher legal expense.

The following table sets forth the primary components of noninterest expense for the periods indicated:

	Year ended December 31,		
(In thousands)	**2025**	**2024**	**2023**
Salaries and employee benefits	$ 31,949	$ 29,263	$ 25,864
Occupancy	3,142	3,094	3,157
Equipment	1,552	1,451	1,566
Marketing and public relations	1,821	1,511	1,496
FDIC Insurance assessments	1,117	1,177	904
Other real estate expense (income)	138	103	(112)
Amortization of intangibles	158	158	158
Merger	1,264	—	—
Core banking and electronic processing and services	2,955	2,736	2,512
ATM/debit card processing	1,569	1,280	1,074
Software subscriptions and services	1,576	1,260	1,008
Supplies	159	151	134
Telephone	439	517	485
Courier	313	296	284
Correspondent services	295	303	354
Insurance	435	406	381
Debit card and Fraud losses	209	199	422
Investment advisory services	365	344	329
Loan processing and closing costs	328	236	331
Director fees	649	603	601
Legal and Professional fees	1,533	1,205	1,042
Shareholder expense	289	277	197
Other	1,083	895	957
	$ 53,338	$ 47,465	$ 43,144

* Core banking and electronic processing and services include core processing, bill payment, online banking, remote deposit capture, wire processing services and postage costs for mailing customer notices and statements.

Income Tax Expense

Our income tax expense for the years ended December 31, 2025, 2024, and 2023 were $5.7 million, $3.8 million, and $3.2 million, respectively. See Note 14 "Income Taxes" to the Consolidated Financial Statements for additional information. We recognize deferred tax assets for future deductible amounts resulting from differences in the financial statement and tax bases of assets and liabilities and operating loss carry forwards. The deferred tax assets are established based on the amounts expected to be paid/recovered at existing tax rates. A valuation allowance is established to reduce the deferred tax asset to the level that it is more likely than not that the tax benefit will be realized. Our effective tax rates were 22.7 %, 21.5%, and 21.3%, for the twelve-month periods ended December 31, 2025, 2024, and 2023, respectively. The effective tax rates were affected by a $120 thousand reduction to income tax during the twelve months ended December 31, 2025, by a $217 thousand reduction to income tax expense during the twelve months ended December 31, 2024, and by a $122 thousand reduction to income taxes during the twelve months ended December 31, 2023. The $120 thousand reduction in 2025 and $68 thousand of the reduction in 2024 were related to South Carolina State Tax Credits. As a result of our current level of tax-exempt securities in our investment portfolio and our BOLI holdings, assuming the current corporate rate remains unchanged, our effective tax rate is expected to be approximately 22.25% to 22.75%.

Financial Position

Assets increased $99.7 million, or 5.1%, to $2.1 billion at December 31, 2025 from $2.0 billion at December 31, 2024. The $99.7 million increase in assets was primarily due to loans (excluding loans held-for-sale), which increased $90.5 million, or 7.4%, to $1.3 billion at December 31, 2025 from $1.2 billion at December 31, 2024.

Earning Assets

Loans and loans held-for-sale

Loans held-for-sale increased to $10.7 million at December 31, 2025 from $9.7 million at December 31, 2024. Loans (excluding loans held-for-sale) increased $90.5 million, or 7.4%, to $1.3 billion at December 31, 2025 from $1.2 billion at December 31, 2024. Total loan production, excluding mortgage secondary market and new construction residential real estate, was $202.6 million during the twelve months ended December 31, 2025 compared to $138.4 million during the same period in 2024. Advances from unfunded commercial construction loans available for draws were $48.8 million during the twelve months ended December 31, 2025. Total mortgage production during the twelve months ended December 31, 2025 was $202.7 million, $115.4 million of the production was originated to be sold in the secondary market, $16.8 million of the loan production was originated as ARM loans for our loans held-for-investment portfolio, and $70.5 million of the loan production was commitments for new construction residential real estate loans. Total mortgage production during the twelve months ended December 31, 2024 was $165.6 million, $79.3 million of the production was originated to be sold in the secondary market, $40.9 million of the loan production was originated as ARM loans for our loans held-for-investment portfolio, and $45.4 million of the loan production was commitments for new construction residential real estate loans. The increase in mortgage production was due to higher secondary market, and new construction loans, partially offset by lower portfolio production. Payoffs and paydowns increased to $120.3 million during the twelve months ended December 31, 2025 compared to $113.2 million during the same period in 2024. The loan-to-deposit ratio (including loans held-for-sale) at December 31, 2025 and December 31, 2024 was 75.5% and 73.4%, respectively. The loan-to-deposit ratio (excluding loans held-for-sale) at December 31, 2025 and December 31, 2024 was 74.9% and 72.8%, respectively.

Based on the Bank's loan portfolio as of December 31, 2025, its non-owner occupied commercial real estate loans and its construction and land development loans were approximately 307% and 71% of total risk-based capital, respectively. Furthermore, our three-year growth in non-owner occupied commercial real estate loans was 37% from December 31, 2022 to December 31, 2025. We have expertise and a long history in originating and managing commercial real estate loans. We have a strong credit underwriting process, which includes management and board oversight. We perform rigorous monitoring, stress testing, and reporting of these portfolios at the management and board levels, and we continue to monitor the level of the concentration in commercial real estate loans within the Bank's loan portfolio monthly.

Loans typically provide higher yields than the other types of earning assets. During 2025 and 2024, loans accounted for 66.0% and 66.3% of average earning assets, respectively. The loan portfolio (including held-for-sale) averaged $1.3 billion in 2025 as compared to $1.2 billion in 2024. Quality loan portfolio growth continued to be a strategic focus of ours in 2025. However, with the higher loan yields, there are inherent credit and liquidity risks, which we attempt to control and counterbalance. One of our goals as a community bank continues to be to grow our assets through quality loan growth by providing credit to small and mid-size businesses, as well as individuals within the markets we serve. We remain committed to meeting the credit needs of our local markets, but adverse national and local economic conditions, as well as deterioration of our asset quality, could significantly impact our ability to grow our loan portfolio. Significant increases in regulatory capital expectations beyond the traditional "well capitalized" ratios and significantly increased regulatory burdens could impede our ability to leverage our balance sheet and expand the loan portfolio.

The following table shows the composition of the loan portfolio by category:

(In thousands)	**2025**	**2024**	**2023**
Commercial, financial & agricultural	$ 91,930	$ 86,616	$ 78,134
Real estate:			
Construction	152,077	152,155	118,225
Mortgage—residential	130,476	124,751	94,796
Mortgage—commercial	863,422	796,411	791,947
Consumer:			
Home equity	53,693	42,304	34,752
Other	19,421	18,305	16,165
Total gross loans	$ 1,311,019	$ 1,220,542	$ 1,134,019
Allowance for credit losses	(13,806)	(13,135)	(12,267)
Total net loans	$ 1,297,713	$ 1,207,407	$ 1,121,752

In the context of this discussion, a real estate mortgage loan is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in our market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan components. Generally, we limit the loan-to-value ratio to 80%. The principal components of our loan portfolio at December 31, 2025 and 2024 were commercial mortgage loans in the amount of $863.4 million and $796.4 million, respectively, representing 65.9% and 65.3% of the portfolio, respectively, excluding loans held for sale. Significant portions of these commercial mortgage loans are made to finance owner-occupied real estate. We continue to maintain a conservative philosophy regarding our underwriting guidelines, and believe we will reduce the risk elements of the loan portfolio through strategies that diversify the lending mix.

The repayment of loans in the loan portfolio as they mature is a source of liquidity. The following table sets forth the loans maturing within specified intervals at December 31, 2025.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

	December 31, 2025				
(In thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years Through Fifteen years	Over Fifteen Years	Total
Commercial, financial and agricultural	$ 22,144	$ 48,718	$ 21,068	$ —	$ 91,930
Real estate:					
Construction[1]	44,400	94,466	13,211	—	152,077
Mortgage-residential	6,447	12,526	3,664	107,839	130,476
Mortgage-commercial	92,539	641,443	128,558	882	863,422
Consumer:					
Home equity	1,109	9,558	43,026	—	53,693
Other	7,157	10,983	934	347	19,421
Total	$ 173,796	$ 817,694	$ 210,461	$ 109,068	$1,311,019

(1) Included in construction loans are construction-to-permanent loans that will move to their permanent loan category upon completion of the construction phase.

Loans maturing after one year with:	
Variable Rate	$ 204,780
Fixed Rate	932,443
	$ 1,137,223

The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity.

Investment Securities

Our investment securities portfolio is a significant component of our total earning assets. Investment securities increased $493 thousand to $492.2 million, net of allowance for credit losses on investments of $19 thousand, at December 31, 2025 from $491.7 million, net of allowance for credit losses on investments of $23 thousand, at December 31, 2024. Our investment securities portfolio averaged $499.7 million in 2025, as compared to $491.0 million in 2024, which represents 25.9% and 27.5% of the average earning assets for the years ended December 31, 2025 and 2024, respectively.

On June 1, 2022, we reclassified $224.5 million in investments to held-to-maturity (HTM) from available-for-sale (AFS). These securities were transferred at fair value at the time of the transfer, which became the new cost basis for the securities held to maturity. The pretax unrealized net holding loss on the available-for-sale securities on the date of transfer totaled approximately $16.7 million, and continued to be reported as a component of accumulated other comprehensive loss. This net unrealized loss is being amortized to interest income over the remaining life of the securities as a yield adjustment. There were no gains or losses recognized as a result of this transfer. The remaining pretax unrealized net holding loss on these investments was $10.6 million ($8.4 million net of tax) at December 31, 2025. The remaining pretax unrealized net holding loss on these investments was $12.3 million ($9.7 million net of tax) at December 31, 2024.

Our AFS investments totaled $294.1 million or approximately 59.8% of our total investments at December 31, 2025. Our HTM investments totaled $195.1 million and represented approximately 39.6% of our total investments at December 31, 2025. Our investments at cost totaled $2.9 million or approximately 0.16% of our total investments at December 31, 2025. The unrealized losses on our investment securities are related to an increase in market interest rates, which has a temporary negative impact on the fair value of our investment securities portfolio and on accumulated other comprehensive income (loss), which is included in shareholders' equity.

At December 31, 2025, the estimated weighted average life of our total investment portfolio was 5.2 years, the modified duration was 4.0, the effective duration was 3.1, and the weighted average tax equivalent book yield was 3.61%. At December 31, 2024, the estimated weighted average life of our total investment portfolio was 5.7 years, the modified duration was 4.4, the effective duration was 3.5, and the weighted average tax equivalent book yield was 3.68%.

We held no debt securities rated below investment grade at December 31, 2025 and December 31, 2024.

The following table shows the Available-for Sale investment portfolio composition.

	December 31,		
(Dollars in thousands)	**2025**	**2024**	**2023**
Securities available-for-sale at fair value:			
US Treasury Securities	$ 24,093	$ 13,240	$ 18,346
Government sponsored enterprises	2,256	2,110	2,129
Small Business Administration pools	8,668	12,079	15,721
Mortgage-backed securities	252,185	244,204	238,159
Corporate and Other Securities	6,907	7,949	7,871
Total	$ 294,109	$ 279,582	$ 282,266

The following table shows the Held-to-Maturity investment portfolio composition.

	December 31,		
(Dollars in thousands)	**2025**	**2024**	**2023**
Securities held-to-maturity at fair value:			
Mortgage-backed securities	$ 93,066	$ 96,918	$ 104,250
State and local government	102,050	99,122	101,268
Total	$ 195,116	$ 196,040	$ 205,518

We hold other investments carried at cost totaling $2.9 million and $2.7 million at December 31, 2025 and 2024, respectively. Other investments, at cost, include Federal Home Loan Bank ("FHLB") stock in the amount of $1.4 million, corporate stock in the amount of $1.0 million, and a venture capital fund in the amount of $571.1 thousand at December 31, 2025. We held FHLB stock in the amount of $1.3 million, corporate stock in the amount of $1.0 million, and a venture capital fund in the amount of $399.2 thousand at December 31, 2024. These are equity securities without readily determinable fair values. Investment in the FHLB of Atlanta is a condition of borrowing from the FHLB of Atlanta. FHLB stock is carried at cost and periodically evaluated for impairment based on an assessment of the ultimate recovery of par value. Both cash and stock dividends are reported as interest income. Dividends received on other investments, at cost are reported as interest income.

Investment Securities Maturity Distribution and Yields

The following table shows, at amortized cost, the expected maturities and weighted average yield, which is calculated using amortized cost as the weight and tax-equivalent book yield, of securities held at December 31, 2025:

(In thousands)

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
Available-for-sale:	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
US Treasury Securities	$ 9,952	4.05%	$ 5,929	0.95%	$ 9,923	1.28%	$ —	—
Government sponsored enterprises	—	—	—	—	2,500	2.00%	—	—
Small Business Administration pools	8	4.40%	2,749	5.27%	2,610	4.32%	3,491	5.43%
Mortgage-backed securities	2,377	3.15%	7,089	3.35%	3,738	3.55%	248,891	3.93%
Corporate and other securities	—	—	1,993	6.39%	5,500	3.44%	13	—
Total investment securities available-for-sale	$ 12,338	3.88%	$ 17,759	3.19%	$ 24,271	2.52%	$252,383	3.95%

(In thousands)

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
Held-to-Maturity:	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Mortgage-backed securities	$ 2,613	3.11%	$ 39,689	3.25%	$ 6,507	3.29%	$ 44,257	3.28%
State and local government	3,002	3.65	25,517	3.43%	47,167	3.55%	26,383	3.30%
Total investment securities held-to-maturity	$ 5,616	3.40%	$ 64,925	3.32%	$ 53,673	3.52%	$ 70,921	3.29%

Short-Term Investments

Short-term investments, which consist of federal funds sold, securities purchased under agreements to resell and interest-bearing deposits, averaged $155.6 million in 2025, compared to $110.9 million in 2024. The increase in short-term investments in 2025 is primarily due to deposit growth exceeding loan growth, which resulted in additional cash on hand for short-term investments. We maintain the majority of our short-term overnight investments in our account at the Federal Reserve rather than in federal funds at various correspondent banks due to the lower regulatory capital risk weighting. These funds are an immediate source of liquidity and are generally invested in an earning capacity on an overnight basis.

Deposits and Other Interest-Bearing Liabilities

Deposits. Deposits increased $73.6 million, or 4.4%, to $1.8 billion at December 31, 2025 compared to $1.7 billion at December 31, 2024. Our pure deposits, which are defined as total deposits less certificates of deposits, increased $60.1 million, or 4.4%, to $1.44 billion at December 31, 2025 from $1.38 billion at December 31, 2024. We continue to focus on growing our pure deposits as a percentage of total deposits in order to better manage our overall cost of funds.

To secure a cost-effective stable funding source, during the third quarter of 2023, we issued $48.2 million in brokered certificates of deposit ranging in terms from six months to three years, with the three year term callable after six months. We had zero and $10.4 million dollars in brokered deposits at December 31, 2025 and December 31, 2024, respectively.

Total uninsured deposits were $581.3 million and $542.9 million at December 31, 2025 and December 31, 2024, respectively. Included in uninsured deposits at December 31, 2025 and December 31, 2024 were $92.4 million and $105.8 million of deposits of states or political subdivisions in the U.S., which are secured or collateralized, respectively. Total uninsured deposits, excluding these deposits that are secured or collateralized, totaled $488.9 million, or 27.9%, of total deposits at December 31, 2025 and $437.1 million, or 26.1%, of total deposits at December 31, 2024.

The average balance of all customer deposit accounts at December 31, 2025 was $29 thousand. The average balance for consumer accounts was $17 thousand and the average balance for non-consumer accounts was $63 thousand.

The following table sets forth the average deposits by category:

	December 31,					
	2025		2024		2023	
(In thousands)	Annual Average	Interest Rate	Annual Average	Interest Rate	Annual Average	Interest Rate
Demand deposit accounts	$ 471,703	—%	$ 443,571	—%	$ 450,177	—%
Interest bearing checking accounts	350,844	1.22%	311,101	1.11%	307,415	0.57%
Money market accounts	463,405	3.02%	417,178	3.31%	361,994	2.69%
Savings accounts	108,379	0.25%	122,473	0.38%	133,010	0.23%
Time deposits	339,463	3.74%	309,509	4.35%	178,339	2.68%
Total deposits	$ 1,733,794	1.80%	$ 1,593,832	1.96%	$ 1,430,935	1.16%

The uninsured amount of time deposits at December 31, 2025 and 2024 were $47.1 million and $40.8 million, respectively.

A stable base of deposits is expected to continue to be the primary source of funding to meet both our short-term and long-term liquidity needs in the future. The maturity distribution of time deposits is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposit of $250,000 or More

At December 31, 2025, time deposits in excess of the FDIC insurance limit were as follows:

	December 31, 2025				
(In thousands)	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
Time deposits of $250,000 or more	$ 44,205	$ 29,127	$ 27,971	$ 508	$ 101,811

Borrowed funds. Borrowed funds consist of fed funds purchased, securities sold under agreements to repurchase, FHLB advances and long-term debt. Our long-term debt is a result of issuing $15.0 million in trust preferred securities. Short-term borrowings in the form of securities sold under agreements to repurchase averaged $111.9 million, $77.2 million, and $74.6 million during 2025, 2024, and 2023, respectively. The average rates paid during these periods were 2.42%, 2.83%, and 2.22%, respectively. The balances of securities sold under agreements to repurchase were $107.2 million and $103.1 million at December 31, 2025 and December 31, 2024, respectively. The repurchase agreements all mature within one to four days, and are generally originated with customers that have other relationships with us and tend to provide a stable and predictable source of funding. Federal funds purchased averaged $11 thousand, $12 thousand, and $1.1 million during 2025, 2024, and 2023, respectively. The average rates paid during these periods were 9.09%, 4.99%, and 4.73%, respectively. The balances of federal funds purchased were zero at December 31, 2025 and December 31, 2024. As a member of the FHLB, the Bank has access to advances from the FHLB for various terms and amounts. FHLB advances averaged zero, $54.8 million, and $86.6 million during 2025, 2024, and 2023, respectively. The average rates paid during these periods were zero, 5.12%, and 5.02%, respectively. During the twelve months ended December 31, 2024, FHLB advances were reduced from $90.0 million at December 31, 2023 to zero at December 31, 2024, including the prepayment of $35.0 million of FHLB advances resulting in a loss on early extinguishment of debt of $229 thousand. The balances of FHLB advances were zero and zero at December 31, 2025 and December 31, 2024, respectively.

We issued $15.5 million in trust preferred securities on September 16, 2004. During the fourth quarter of 2015, we redeemed $500 thousand of these securities. Until the cessation of LIBOR on June 30, 2024, the securities accrued and paid distributions quarterly at a rate of three month LIBOR plus 257 basis points, thereafter, such distributions to be paid quarterly transitioned to an adjusted Secured Overnight Financing Rate (SOFR) index in accordance with the Federal Reserve's final rule implementing the Adjustable Interest Rate Act, which is three-month CME Term SOFR plus 257 basis points plus a tenor spread adjustment of 0.26161%. The remaining debt may be redeemed in full anytime with notice and matures on September 16, 2034. Trust preferred securities averaged $15.0 million during 2025, 2024, and 2023. The average rates paid during these periods were 7.16%, 8.13%, and 7.93%, respectively. The balances of trust preferred securities were $15.0 million as of December 31, 2025 and December 31, 2024.

At December 31, 2025 and at December 31, 2024, there were no FHLB advances.

Capital Adequacy and Dividend Policy

Capital Adequacy

Total shareholders' equity increased $23.1 million, or 16.0%, to $167.6 million at December 31, 2025 from $144.5 million at December 31, 2024. Shareholders' equity increased to 8.1% of total assets at December 31, 2025 from 7.4% of total assets at December 31, 2024 due to total shareholder's equity growth of 16.0% outpacing total asset growth of 5.1%. The $23.1 million increase in shareholders' equity was due to $19.2 million of net income, $7.1 million of other comprehensive income, $1.2 million of stock-based compensation, and $386,000 of reinvested dividends, partially offset by $4.8 million of dividends.

On April 20, 2022, we announced that our board of directors approved the repurchase of up to 375,000 shares of our common stock (the "2022 Repurchase Plan"), which represented approximately 5% of our 7,606,172 shares outstanding as of December 31, 2023. We made no repurchases under the 2022 Repurchase Plan prior to its expiration at the market close on December 31, 2023.

On May 14, 2024, we announced that our board of directors approved a plan to utilize up to $7.1 million of capital to repurchase shares of our common stock (the "2024 Repurchase Plan"), which represented approximately 5.3% of our shareholders' equity at the time of the announcement. We made no repurchases under the 2025 Repurchase Plan prior to its expiration at the market close on May 13, 2025.

On May 9, 2025, we announced that our board of directors approved a plan to utilize up to $7.5 million of capital to repurchase shares of our Common Stock ("the 2025 Repurchase Plan"), which represented approximately 5.0% of our shareholders equity at the time of the announcement. No repurchases have been made under the 2025 Repurchase Plan. The 2025 Repurchase Plan expires at the market close on May 8, 2026.

During the first two quarters of 2024, we paid a dividend of $0.14 per share of our common stock. During the second two quarters of 2024 and the first two quarters of 2025, we paid a dividend of $0.15 per share of our common stock. During the second two quarters of 2025, we paid a dividend of $0.16 per share of our common stock. On January 28, 2026, we announced a $0.16 per share dividend payable on February 24, 2026 to shareholders of record of our common stock on February 10, 2026.

In addition, we have a dividend reinvestment plan that allows existing shareholders the option of reinvesting cash dividends as well as making optional purchases of up to $5,000 in the purchase of common stock per quarter.

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio for the three years ended December 31.

	2025	2024	2023
Return on average assets	0.94%	0.74%	0.68%
Return on average common equity	12.36%	10.17%	9.59%
Equity to assets ratio	8.14%	7.38%	7.17%
Dividend Payout Ratio	24.70%	31.69%	35.76%

While the Company is currently a small bank holding company and so generally is not subject to Basel III capital requirements, our Bank remains subject to such capital requirements. See "Supervision and Regulation—Basel Capital Standards" for additional information on Basel III and the Dodd-Frank Act.

The Bank exceeded the regulatory capital ratios at December 31, 2025 and 2024, as set forth in the following table:

(In thousands)	Required Amount	%	Actual Amount	%	Excess Amount	%
The Bank(1)(2):						
December 31, 2025						
Risk Based Capital						
Tier 1	$ 82,058	6.0%	$ 179,295	13.1%	$ 97,237	7.1%
Total Capital	109,411	8.0%	193,650	14.2%	84,239	6.2%
CET1	61,544	4.5%	179,295	13.1%	117,751	8.6%
Tier 1 Leverage	82,782	4.0%	179,295	8.7%	96,513	4.7%
December 31, 2024						
Risk Based Capital						
Tier 1	$ 76,653	6.0%	$ 164,397	12.9%	$ 87,744	6.9%
Total Capital	102,204	8.0%	178,034	13.9%	75,830	5.9%
CET1	57,490	4.5%	164,397	12.9%	106,907	8.4%
Tier 1 Leverage	78,274	4.0%	164,397	8.4%	86,123	4.4%

(1) As a small bank holding company, the Company is generally not subject to Basel III capital requirements unless otherwise advised by the Federal Reserve.

(2) Required Amounts and Required Ratios do not include the capital conservation buffer of 2.5%.

Dividend Policy

Since we are a bank holding company, our ability to declare and pay dividends is dependent on certain federal and state regulatory considerations, including the guidelines of the Federal Reserve. The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The Federal Reserve's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect our ability to pay dividends or otherwise engage in capital distributions.

Because the Company is a legal entity separate and distinct from the Bank and does not conduct stand-alone operations, the Company's ability to pay dividends depends on the ability of the Bank to pay dividends to the Company, which is also subject to regulatory restrictions. As a South Carolina-chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. In addition, the Bank must maintain a capital conservation buffer, above its regulatory minimum capital requirements, consisting entirely of Common Equity Tier 1 capital, in order to avoid restrictions with respect to its payment of dividends to First Community Corporation. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

Liquidity Management

Liquidity management involves monitoring sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity represents our ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. Asset liquidity is provided by cash and assets which are readily marketable, or which can be pledged or will mature in the near future. Liability liquidity is provided by access to core funding sources, principally the ability to generate customer deposits in our market area. In addition, liability liquidity is provided through the ability to borrow against approved lines of credit (federal funds purchased) from correspondent banks, to borrow on a secured basis through the Federal Reserve Discount Window, and to borrow on a secured basis through securities sold under agreements to repurchase. Furthermore, the Bank is a member of the FHLB and has the ability to obtain advances for various periods of time. These advances are secured by eligible securities pledged by the Bank or assignment of eligible loans within the Bank's portfolio.

To secure a cost-effective stable funding source, during the third quarter of 2023, we issued $48.2 million in brokered certificates of deposit ranging in terms from six months to three years, with the three-year term callable after six months. Brokered certificates of deposit totaled zero and $10.4 million in brokered deposits as of December 31, 2025 and December 31, 2024, respectively. The $10.4 million in brokered deposits had a maturity date of July 31, 2025 with an interest rate of 4.70%. We believe that we have ample liquidity to meet the needs of our customers through our low cost deposits, our ability to issue brokered deposits, our ability to borrow against approved lines of credit (federal funds purchased) from correspondent banks, our ability to borrow on a secured basis through the Federal Reserve Discount Window, and our ability to obtain advances secured by certain securities and loans from the FHLB.

We generally maintain adequate liquidity and adequate capital, which along with continued retained earnings, we believe will be sufficient to fund the operations of the Bank for at least the next 12 months. Furthermore, we believe that we will have access to adequate liquidity and capital to support the long-term operations of the Bank.

On June 1, 2022, we reclassified $224.5 million in investments to held-to-maturity (HTM) from available-for-sale (AFS). These securities were transferred at fair value at the time of the transfer, which became the new cost basis for the securities held to maturity. The pretax unrealized net holding loss on the available-for-sale securities on the date of transfer totaled approximately $16.7 million, and continued to be reported as a component of accumulated other comprehensive loss. This net unrealized loss is being amortized to interest income over the remaining life of the securities as a yield adjustment. There were no gains or losses recognized as a result of this transfer. The remaining pretax unrealized net holding loss on these investments was $10.6 million ($8.4 million net of tax) at December 31, 2025. The remaining pretax unrealized net holding loss on these investments was $12.3 million ($9.7 million net of tax) at December 31, 2024. Our HTM investments totaled $195.1 million and represented approximately 39.6% of our total investments at December

31, 2025. Our AFS investments totaled $294.1 million or approximately 59.8% of our total investments at December 31, 2025. Our investments at cost totaled $2.9 million or approximately 0.6% of our total investments at December 31, 2025. The unrealized losses on our investment securities are related to an increase in market interest rates, which has a temporary negative impact on the fair value of our investment securities portfolio and on accumulated other comprehensive income (loss), which is included in shareholders' equity.

The Bank maintains federal funds purchased lines in the total amount of $102.5 million with four financial institutions and $10.0 million through the Federal Reserve Discount Window. We utilized none of our federal funds purchased lines at December 31, 2025 or 2024. The FHLB of Atlanta has approved a line of credit of up to 25.00% of the Bank's total assets, which, when utilized, is collateralized by a pledge against specific investment securities and/or eligible loans. We had zero in FHLB advances at December 31, 2025 and 2024, respectively. At December 31, 2025, we have remaining credit availability under this facility in excess of $619.6 million, subject to collateral requirements. Combined, we have total remaining credit availability, subject to collateral requirements, in excess of $732.1 million as compared to uninsured deposits excluding deposits of states or political subdivisions in the U.S., which are secured or collateralized, of $488.9 million as previously noted.

Through the operations of our Bank, we have made contractual commitments to extend credit in the ordinary course of our business activities. These commitments are legally binding agreements to lend money to our customers at predetermined interest rates for a specified period of time. At December 31, 2025, we had issued commitments to extend unused credit of $211.2 million, including $69.0 million in unused home equity lines of credit, through various types of lending arrangements. At December 31, 2024, we had issued commitments to extend unused credit of $180.2 million, including $63.6 million in unused home equity lines of credit, through various types of lending arrangements. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.

We regularly review our liquidity position and have implemented internal policies establishing guidelines for sources of asset-based liquidity and evaluate and monitor the total amount of purchased funds used to support the balance sheet and funding from noncore sources.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in the financial statements, or are recorded in amounts that differ from the notional amounts. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used by the company for general corporate purposes or for customer needs. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers' requests for funding. Please refer to Note 15 of our financial statements for a discussion of our off-balance sheet arrangements.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company and the Bank are primarily monetary in nature. Therefore, interest rates have a more significant effect on our performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, we are not immune from changes occurring in inflation, which risks include a decrease in demand for new mortgage loan and commercial real estate loan originations and refinancings, an increase in competition for deposits, and an increase in non-interest expenses, which may have an adverse impact on our financial performance. As discussed previously, we continually seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not Applicable

Item 8. Financial Statements and Supplementary Data.

Additional information required under this Item 8 may be found under the accompanying Financial Statements and Notes to Financial Statements under Note 26.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework* issued in 2013.

Based on that assessment, we believe that, as of December 31, 2025, our internal control over financial reporting is effective based on those criteria.

/s/ Michael C. Crapps	/s/ D. Shawn Jordan
Chief Executive Officer and President	*Executive Vice President and Chief Financial Officer*

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of First Community Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First Community Corporation (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

As described in Note 2 and Note 4 of the financial statements, the Company reported a loan portfolio, net of deferred fees, of approximately $1.3 billion and related allowance for credit losses ("ACL") of approximately $13.8 million as of December 31, 2025. Expected credit losses are measured on a collective basis using a non-discounted cash flow methodology with probability of default ("PD") and loss given default ("LGD") for all loan segments.

Loans not sharing similar risk characteristics are evaluated on an individual basis. Due to the minimal amount of default activity and limited charge-off history, the Company has elected to use index PDs and LGDs comprised of rates derived from other community banks in place of the Company's historical PDs and LGDs. The Company utilizes reasonable and supportable forecasts of future economic conditions when estimating the allowance for credit losses on loans. The calculation includes a 12-month PD forecast based on the peer index regression model comparing peer defaults to the national unemployment rate, followed by a straight-line reversion to long term historical peer loss rates over a 12-month period. Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are likely to cause estimated credit losses to differ from historical experience.

We identified the Company's estimate of the allowance for credit losses as a critical audit matter. The principal considerations for our determination of the allowance for credit losses as a critical audit matter related to the high degree of subjectivity in the Company's judgments in determining the qualitative factors, model assumptions, forecasts and forecasting periods. Auditing these complex judgments and assumptions by the Company involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed. The primary procedures we performed to address this critical audit matter included the following:

- We obtained an understanding of the Company's process for establishing the ACL, including the basis for development and related adjustments of the qualitative factor components of the ACL.
- Evaluated the relevance and reasonableness of key assumptions by assessing portfolio segmentation, credit quality indicators, current credit conditions, and the incorporation of reasonable and supportable economic forecasts.
- Tested the completeness and accuracy of significant estimate inputs by verifying loan-level data, non-discounted cash flow model inputs, and macroeconomic variables used to generate forecasted scenarios and qualitative overlays.
- Recalculated historical loss rates, regression-based factors, and a sample of loan-level non-discounted cash flows.
- Evaluated the reasonableness of assumptions and data used by the Company in developing qualitative factors by comparing these data points to internally developed and third-party sources, as well as other audit evidence gathered.
- Evaluated the reasonableness of forward-looking forecasts by comparing forecasted macroeconomic variables and scenario weightings to third-party forecasts, independently recalculating model-generated forecast factors.
- Evaluated subsequent events and transactions and considered whether those events and transactions corroborated or contradicted the Company's estimate of ACL.

/s/ Elliott Davis, LLC
Firm ID: 149
We have served as the Company's auditor since 2006.

Charleston, South Carolina
March 16, 2026

FIRST COMMUNITY CORPORATION

Consolidated Balance Sheets

(Dollars in thousands, except par values)	December 31, 2025	December 31, 2024
ASSETS		
Cash and due from banks	$ 23,876	$ 26,373
Interest-bearing bank balances	137,184	123,455
Investment securities available-for-sale	294,109	279,582
Investment securities held-to-maturity, fair value of $188,563 and $196,040 at December 31, 2025 and December 31, 2024, respectively, net of allowance for credit losses-investments	195,116	209,413
Other investments, at cost	2,942	2,679
Loans held-for-sale	10,737	9,662
Loans held-for-investment	1,311,019	1,220,542
Less, allowance for credit losses	13,806	13,135
Net loans held-for-investment	1,297,213	1,207,407
Property and equipment - net	29,342	29,975
Lease right-of-use asset	2,192	2,477
Bank owned life insurance	31,801	30,973
Other real estate owned	168	543
Intangible assets	289	446
Goodwill	14,637	14,637
Other assets	18,126	20,399
Total assets	$ 2,057,732	$ 1,958,021
LIABILITIES		
Deposits:		
Non-interest bearing	$ 467,265	$ 462,717
Interest bearing	1,282,279	1,213,184
Total deposits	1,749,544	1,675,901
Securities sold under agreements to repurchase	107,189	103,110
Junior subordinated debt	14,964	14,964
Lease liability	2,373	2,646
Other liabilities	16,105	16,906
Total liabilities	1,890,175	1,813,527
Commitments and Contingencies (Note 15)		
SHAREHOLDERS' EQUITY		
Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, par value $1.00 per share; 20,000,000 shares authorized; issued and outstanding 7,693,215 at December 31, 2025, and 7,644,424 at December 31, 2024	7,693	7,644
Nonvested restricted stock and stock units	3,065	2,639
Additional paid in capital	94,909	93,834
Retained earnings	80,291	65,836
Accumulated other comprehensive loss	(18,401)	(25,459)
Total shareholders' equity	167,557	144,494
Total liabilities and shareholders' equity	$ 2,057,732	$ 1,958,021

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Consolidated Statements of Income

(Dollars in thousands except per share amounts)	Year Ended December 31, 2025	2024	2023
Interest income:			
Loans, including fees	$ 73,655	$ 66,431	$ 52,317
Investment securities–taxable	15,548	16,084	16,715
Investment securities–non-taxable	1,378	1,420	1,471
Other short-term investments and CDs	6,473	5,487	2,194
Total interest income	97,054	89,422	72,697
Interest expense:			
Deposits	31,247	31,173	16,563
Securities sold under agreement to repurchase	2,713	2,183	1,658
Other borrowed money	1,072	4,026	5,584
Total interest expense	35,032	37,382	23,805
Net interest income	62,022	52,040	48,892
Provision for credit losses	770	809	1,129
Net interest income after provision for credit losses	61,252	51,231	47,763
Non-interest income:			
Deposit service charges	922	952	963
Mortgage banking income	3,270	2,368	1,406
Investment advisory fees and non-deposit commissions	7,565	6,181	4,511
Loss on sale of securities	—	—	(1,249)
Gain on sale of other real estate owned	127	—	151
Loss on sale of other assets	—	(5)	—
Other non-recurring income	190	105	121
Other	4,871	4,403	4,518
Total non-interest income	16,945	14,004	10,421
Non-interest expense:			
Salaries and employee benefits	31,949	29,263	25,864
Occupancy	3,142	3,094	3,157
Equipment	1,552	1,451	1,566
Marketing and public relations	1,821	1,511	1,496
FDIC insurance assessments	1,117	1,177	904
Other real estate expense (income)	138	103	(112)
Amortization of intangibles	158	158	158
Merger	1,264	—	—
Other	12,197	10,708	10,111
Total non-interest expense	53,338	47,465	43,144
Net income before tax	24,859	17,770	15,040
Income tax expense	5,654	3,815	3,197
Net income	**$ 19,205**	**$ 13,955**	**$ 11,843**
Basic earnings per common share	$ 2.51	$ 1.83	$ 1.56
Diluted earnings per common share	$ 2.47	$ 1.81	$ 1.55

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Consolidated Statements of Comprehensive Income

	Year ended December 31,		
(Dollars in thousands)	2025	2024	2023
Net income	$ 19,205	$ 13,955	$ 11,843
Other comprehensive income:			
Unrealized gain during the period on available for sale securities, net of tax expense of $1,533, $215, and $501, respectively	5,767	1,370	1,884
Reclassification adjustment for hedge-related loss included in net income, net of tax benefit of $9, $0, and $0, respectively	(34)	—	—
Reclassification adjustment for loss on sale of available-for-sale securities included in net income, net of tax benefit of $0, $0, and $262, respectively	—	—	987
Reclassification adjustment for amortization of unrealized losses on securities transferred from available-for-sale to held-to-maturity, net of tax expense of $352, $362, and $352, respectively	1,325	1,362	1,324
Other comprehensive income	7,058	2,732	4,195
Comprehensive income	$ 26,263	$ 16,687	$ 16,038

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Consolidated Statements of Changes in Shareholders' Equity

(Dollars and shares in thousands)	Common Stock: Number Shares Issued	Common Stock: Common Stock	Additional Paid-in Capital	Nonvested Restricted Stock and Stock Units	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2022	7,578	$ 7,578	$ 92,683	$ 1,461	$ 49,025	$ (32,386)	$ 118,361
Net income	—	—	—	—	11,843	—	11,843
Adoption of ASU 2016-13 net of tax benefit of $90	—	—	—	—	(337)	—	(337)
Other comprehensive income net of tax benefit of $1,115	—	—	—	—	—	4,195	4,195
Issuance of restricted stock	8	8	146	(154)	—	—	—
Issuance of common stock-deferred compensation	2	2	39	(69)	—	—	(28)
Grant of restricted stock units	—	—	—	180	—	—	180
Amortization of compensation on restricted stock	—	—	—	763	—	—	763
Shares forfeited	(6)	(6)	(115)	—	—	—	(121)
Dividends: Common ($0.56 per share)	—	—	—	—	(4,235)	—	(4,235)
Dividend reinvestment plan	24	24	414	—	—	—	438
Balance, December 31, 2023	7,606	$ 7,606	$ 93,167	$ 2,181	$ 56,296	$ (28,191)	$ 131,059
Net income	—	—	—	—	13,955	—	13,955
Other comprehensive income net of tax expense of $577	—	—	—	—	—	2,732	2,732
Issuance of restricted stock	14	14	231	(245)	—	—	—
Issuance of common stock-deferred compensation	9	9	160	(273)	—	—	(104)
Grant of restricted stock units	—	—	—	160	—	—	160
Amortization of compensation on restricted stock	—	—	—	816	—	—	816
Shares forfeited	(7)	(7)	(112)	—	—	—	(119)
Dividends: Common ($0.58 per share)	—	—	—	—	(4,415)	—	(4,415)
Dividend reinvestment plan	22	22	388	—	—	—	410
Balance, December 31, 2024	7,644	$ 7,644	$ 93,834	$ 2,639	$ 65,836	$ (25,459)	$ 144,494
Net income	—	—	—	—	19,205	—	19,205
Other comprehensive income net of tax expense of $1,876	—	—	—	—	—	7,058	7,058
Stock-based compensation	37	37	701	426	—	—	1,164
Dividends: Common ($0.62 per share)	—	—	—	—	(4,750)	—	(4,750)
Dividend reinvestment plan	12	12	374	—	—	—	386
Balance, December 31, 2025	7,693	$ 7,693	$ 94,909	$ 3,065	$ 80,291	$ (18,401)	$ 167,557

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Consolidated Statements of Cash Flows

(Amounts in thousands)	Year Ended December 31, 2025	2024	2023
Cash flows from operating activities:			
Net income	$ 19,205	$ 13,955	$ 11,843
Adjustments to reconcile net income to net cash provided in operating activities			
Depreciation	1,713	1,706	1,760
Net premium amortization AFS	(2,902)	(3,136)	(2,507)
Net premium amortization HTM	(698)	(626)	(575)
Provision for credit losses	770	809	1,129
Write-downs of other real estate owned	125	79	44
Gain on sale of other real estate owned	(127)	—	(151)
Originations of HFS loans	(115,479)	(79,376)	(50,253)
Sales of HFS loans	117,659	76,497	49,004
Gain on sale of HFS loans	(3,255)	(2,350)	(1,405)
Amortization of intangibles	158	158	158
Loss on sale of securities	—	—	1,249
Loss on fair value of equity investments	(2)	(20)	(19)
Accretion on acquired loans	—	—	(81)
Loss on sale of other assets	—	5	—
Stock-based compensation	1,164	753	794
Decrease (increase) in other assets	1,483	1,302	(1,628)
(Decrease) increase in other liabilities	(1,125)	1,868	3,658
Net cash provided by operating activities	18,689	11,624	13,020
Cash flows from investing activities:			
Proceeds from sale of securities available-for-sale	—	—	38,662
Purchase of investment securities available-for-sale	(42,539)	(17,733)	(6,025)
(Purchase) sale of other investment securities	(303)	1,766	(2,589)
Maturity/call of investment securities available-for-sale	38,259	27,628	21,891
Maturity/call of investment securities held-to-maturity	14,999	8,391	12,074
Increase in loans	(90,528)	(86,588)	(153,029)
Proceeds from sale of other real estate owned	377	—	419
Purchase of property and equipment	(1,110)	(1,097)	(1,071)
Net disposal of property and equipment	30	—	—
Net cash used by investing activities	(80,815)	(67,633)	(89,668)
Cash flows from financing activities:			
Increase in deposit accounts	73,643	164,900	125,619
Decrease in federal funds borrowed	—	—	(22,000)
Advances from the Federal Home Loan Bank	—	—	289,000
Repayment of advances from the Federal Home Loan Bank	—	(90,000)	(249,000)
Increase (decrease) in securities sold under agreements to repurchase	4,079	40,247	(5,880)
Proceeds from dividend reinvestment plan	386	410	438
Dividends paid on common stock	(4,750)	(4,415)	(4,235)
Net cash provided by financing activities	73,358	111,142	133,942
Net increase in cash and cash equivalents	11,232	55,133	57,294
Cash and cash equivalents at beginning of year	149,828	94,695	37,401
Cash and cash equivalents at end of year	$ 161,060	$ 149,828	$ 94,695
Supplemental disclosure:			
Cash paid during the period for: interest	$ 33,783	$ 33,235	$ 20,750
Income Taxes	$ 5,504	$ 3,761	$ 3,574
Non-cash investing and financing activities:			
Unrealized gain on securities available-for-sale, net of tax	$ 7,300	$ 1,370	$ 2,871
Adoption of ASU 2016-13 (CECL transition)	$ —	$ —	$ 337
Transfer of loans to other real estate owned	$ —	$ —	$ 44
Recognition of operating lease right of use asset	$ —	$ —	$ 835
Recognition of operating lease liability	$ —	$ —	$ 835
Termination of operating lease right of use asset	$ —	$ 476	$ —
Termination of operating lease liability	$ —	$ 510	$ —

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Notes to Consolidated Financial Statements

Note 1—ORGANIZATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of First Community Corporation (the "Company") and its wholly owned subsidiary, First Community Bank (the "Bank"). The Company owns all of the common stock of FCC Capital Trust I. All material intercompany transactions are eliminated in consolidation. The Company was organized on November 2, 1994, as a South Carolina corporation, and was formed to become a bank holding company. The Bank opened for business on August 17, 1995. FCC Capital Trust I is an unconsolidated special purpose subsidiary organized for the sole purpose of issuing trust preferred securities.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses. The estimation process includes management's judgment as to future losses on existing loans based on an internal review of the loan portfolio, including an analysis of the borrower's current financial position, the consideration of current and anticipated economic conditions and the effect on specific borrowers. In determining the collectability of loans management also considers the fair value of underlying collateral. Various regulatory agencies, as an integral part of their examination process, review the Company's allowance for credit losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors it is possible that the allowance for credit losses could change materially.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, due from banks, interest-bearing bank balances, federal funds sold and securities purchased under agreements to resell. Generally federal funds are sold for a one-day period and securities purchased under agreements to resell mature in less than 90 days.

Investment Securities

Investment securities are classified as either held-to-maturity, available-for-sale or trading securities. In determining such classification, securities that the Company has the positive intent and ability to hold to maturity are classified as held-to maturity and are carried at amortized cost. Securities classified as available-for-sale are carried at estimated fair values with unrealized gains and losses included in shareholders' equity on an after-tax basis. Trading securities are carried at estimated fair value with unrealized gains and losses included in non-interest income (See Note 3).

Gains and losses on the sale of available-for-sale securities and trading securities are determined using the specific identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are judged to be due to credit impairment are written down to fair value and charged to income in the Consolidated Statements of Income.

Premiums are recognized in interest income using the effective interest method over the period to the earliest call date. Discounts are recognized in interest income using the effective interest method to maturity.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Investments, At Cost

Equity Securities without readily determinable fair values include Federal Home Loan Bank ("FHLB") of Atlanta capital stock and various other non-marketable equity investments. Investment in the FHLB of Atlanta is a condition of borrowing from the FHLB of Atlanta. FHLB stock is carried at cost and periodically evaluated for impairment based on an assessment of the ultimate recovery of par value. Both cash and stock dividends are reported as interest income. At December 31, 2025 and 2024, the Company's investment in FHLB stock was $1.4 million and $1.3 million, respectively. Dividends received on other investments, at cost are reported as interest income.

Allowance for Credit Losses on Held-to-Maturity Securities

Management measures expected credit losses on held-to-maturity debt securities on a collective basis by major security type. Accrued interest receivable on held-to-maturity debt securities totaled $1.3 million at December 31, 2025 and 2024 and was excluded from the estimate of credit losses. The held-to-maturity portfolio consists of mortgage-backed and municipal securities. Securities are generally rated BBB- or higher. Securities are analyzed individually to establish a CECL reserve.

The estimate of expected credit losses is primarily based on the ratings assigned to the securities by debt rating agencies and the average of the annual historical loss rates associated with those ratings. The Company then multiplies those loss rates, as adjusted for any modifications to reflect current conditions and reasonable and supportable forecasts as considered necessary, by the remaining lives of each individual security to arrive at a lifetime expected loss amount. Management classifies the held-to-maturity portfolio into the following major security types: mortgage-backed securities or state and local governments.

All the mortgage-backed securities ("MBS") held by the Company are issued by government-sponsored corporations. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses. As a result, no allowance for credit losses was recorded on held-to-maturity MBS at December 31, 2025 and December 31, 2024. The Company does record an allowance for credit losses on state and local government securities in the held-to-maturity portfolio, all of which are highly rated by major rating agencies.

Allowance for Credit Losses on Available-for-Sale Securities

For available-for-sale securities, management evaluates all investments in an unrealized loss position on a quarterly basis, or more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Changes in the allowance for credit loss are recorded as provision for (or release of) credit loss expense. Losses are charged against the allowance for credit loss when management believes an available-for-sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2025 and 2024, there was no allowance for credit loss related to the available-for-sale securities portfolio.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accrued interest receivable on available-for-sale securities totaled $789,000 and $840,000 at December 31, 2025 and 2024, respectively, and was excluded from the estimate of credit losses.

Loans

Loans that management has the intent and ability to hold for the foreseeable future, until maturity, or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts and deferred fees and costs. Accrued interest receivable related to loans totaled $4.6 million and $4.1 million at December 31, 2025 and 2024, respectively, and was reported in other assets on the consolidated balance sheets. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using methods that approximate a level yield without anticipating prepayments.

The accrual of interest is generally discontinued when a loan becomes 90 days past due and is not well collateralized and in the process of collection, or when management believes, after considering economic and business conditions and collection efforts, that the principal or interest will not be collectible in the normal course of business. Past due status is based on contractual terms of the loan. A loan is considered to be past due when a scheduled payment has not been received 30 days after the contractual due date.

All accrued interest is reversed against interest income when a loan is placed on nonaccrual status. Interest received on such loans is accounted for using the cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, there is a sustained period of repayment performance, and future payments are reasonably assured.

The Company elected not to measure an allowance for credit losses for accrued interest receivable and instead elected to reverse interest income on loans or securities that are placed on nonaccrual status, which is generally when the instrument is 90 days past due, or earlier if the Company believes the collection of interest is doubtful. The Company has concluded that this policy results in the timely reversal of uncollectible interest.

Allowance for Credit Losses - Loans

The accrual of interest on individually evaluated loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, generally when a loan becomes 90 days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received first to principal and then to interest income.

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. The Company measures expected credit losses for loans on a pooled basis when similar risk characteristics exist. Generally, collectively assessed loans are grouped by call report code and then by risk grade grouping. Risk grade is grouped within each call report code by pass, watch, special mention, substandard, and doubtful. Other loan types are separated into their own cohorts due to specific risk characteristics for that pool of loans.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has elected a non-discounted cash flow methodology with probability of default ("PD") and loss given default ("LGD") for all call report code cohorts ("cohorts"), as this is believed to be the most accurate model available. The PD calculation looks at the historical loan portfolio at particular points in time (each month during the lookback period) to determine the probability that loans in a certain cohort will default over the next 12-month period. A default is defined as a loan that has moved to past due 90 days and greater, nonaccrual status, or experienced a charge-off during the period. Currently, the Company's historical data is insufficient due to a minimal amount of default activity or zero defaults, therefore, management uses index PDs comprised of rates derived from the PD experience of other community banks in place of the Company's historical PDs.

The LGD calculation looks at actual losses (net charge-offs) experienced over the entire lookback period for each cohort of loans. The aggregate loss amount is divided by the exposure at default to determine an LGD rate. All defaults (nonaccrual, charge-off, or greater than 90 days past due) occurring during the lookback period are included in the denominator, whether a loss occurred or not and exposure at default is determined by the loan balance immediately preceding the default event (i.e., nonaccrual or charge-off). Due to very limited charge-off history, management uses index LGDs comprised of rates derived from the LGD experience of other community banks in place of the Company's historical LGDs.

The Company utilizes reasonable and supportable forecasts of future economic conditions when estimating the allowance for credit losses on loans. The calculation includes a 12-month PD forecast based on the peer index regression model comparing peer defaults to the national unemployment rate. After the forecast period, PD rates revert on a straight-line basis back to long-term historical average rates over a 12-month period.

The Company recognizes that all significant factors that affect the collectability of the loan portfolio must be considered to determine the estimated credit losses as of the evaluation date. Furthermore, the methodology, in and of itself and even when selectively adjusted by comparison to market and peer data, does not provide a sufficient basis to determine the estimated credit losses. The Company adjusts the modeled historical losses by qualitative adjustments to incorporate all significant risks to form a sufficient basis to estimate the credit losses. These qualitative adjustments may increase or reduce reserve levels and include adjustments for lending management experience, loan review and audit results, asset quality and portfolio trends, loan portfolio growth and concentrations, trends in underlying collateral, as well as external factors and economic conditions not already captured.

The allowance for credit losses is measured on a collective basis for pools of loans with similar risk characteristics. The Bank has identified the following pools:

- Loans Secured by Non-Owner Occupied Commercial Real Estate – These loans are to businesses for structures that will be leased to other commercial entities. Cash flows to pay these loans is dependent on lease payments to the business owners.
- Loans Secured by Owner Occupied Commercial Real Estate – These loans are to businesses who are housed in the building that serves as collateral. Cash flows to pay these loans is dependent on cash generated by the business.
- Commercial and Industrial Loans – These loans are to businesses for purposes other than commercial real estate, such as equipment. The loans are typically secured by the equipment purchased, and cash flows to pay these loans is dependent on cash generated by the business.
- Loans Secured by Residential Real Estate – These loans are to businesses and individuals for real estate with houses or apartment complexes on it. Cash flows to pay these loans is dependent on household income, and the collateral rises and falls in value in alignment with the residential property market.
- Loans Secured by Farmland – These loans are secured by agricultural property.
- Loans to States and Municipalities – These loans are to governments and are backed by tax revenues.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- Loans Secured by Construction and Development – These loans are for new construction and work on the underlying land.
- Other Consumer Loans – These loans are to consumers and are secured by collateral other than residential real estate, e.g., automobiles.

Loans that do not share risk characteristics are evaluated on an individual basis. Generally, this population includes loan relationships exceeding $500,000 and on nonaccrual status, however they can also include any loan that does not share risk characteristics with its respective pool. When management determines that foreclosure is probable and the borrower is experiencing financial difficulty, the expected credit losses are based on the fair value of collateral at the reporting date adjusted for selling costs as appropriate. When the expected source of repayment is from a source other than the underlying collateral, impairment will generally be measured based upon the present value of expected proceeds discounted at the contractual interest rate.

Allowance for Credit Losses on Unfunded Commitments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for unfunded commitments in the Company's income statements. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan cohort at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for credit losses - unfunded commitments is included in other liabilities on the Company's consolidated balance sheets.

Mortgage Loans Held for Sale

The Company originates fixed rate residential loans on a servicing released basis in the secondary market. Loans closed but not yet settled with an investor, are carried in the Company's loans held for sale portfolio at the lower of cost or market. These loans are primarily fixed rate residential loans that have been originated in the Company's name and have closed. Virtually all these loans have commitments to be purchased by investors at a locked-in price with the investors on the same day that the loan was locked in with the Company's customers. Therefore, these loans present very little market risk for the Company.

The Company usually delivers to, and receives funding from, the investor within 30 days. Commitments to sell these loans to the investor are considered derivative contracts and are sold to investors on a "best efforts" basis. The Company is not obligated to deliver a loan or pay a penalty if a loan is not delivered to the investor. As a result of the short-term nature of these derivative contracts, the fair value of the mortgage loans held for sale in most cases is the same as the value of the loan amount at its origination. These loans are classified as Level 2.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset's estimated useful life. Estimated lives range up to 39 years for buildings and up to 10 years for furniture, fixtures, and equipment.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of fair value of net assets acquired (including identifiable intangibles) in purchase transactions. Other intangible assets represent premiums paid for acquisitions of core deposits (core deposit intangibles). Core deposit intangibles are being amortized on a straight-line basis over 7 years. Goodwill and identifiable intangible assets are reviewed for impairment annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Qualitative factors are assessed to first determine if it is more likely than not (more than 50%) that the carrying value of goodwill is less than fair value. During the years ended December 31, 2025 and 2024, management performed a qualitative assessment and concluded it is more likely than not that the fair value of the reporting unit exceeded its carrying amount. Accordingly, no quantitative impairment test was performed and no impairment was recognized.

Other Real Estate Owned

Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is carried at the lower of cost (principal balance at date of foreclosure) or fair value minus estimated cost to sell. Any write-downs at the date of foreclosure are charged to the allowance for credit losses. Expenses to maintain such assets, subsequent changes in the valuation allowance, and gains or losses on disposal are included in other non-interest expenses.

Derivatives

The Company utilizes derivative instruments to manage risks such as interest rate risk or market risk. Our Derivatives Policy prohibits using derivatives for speculative purposes.

Accounting for derivatives differs significantly depending on whether a derivative is designated as an accounting hedge, which is a transaction intended to reduce a risk associated with a specific asset or liability or future expected cash flow at the time it is purchased. In order to qualify as an accounting hedge, a derivative must be designated as such at inception by management and meet certain criteria. Management must also continue to evaluate whether the instrument effectively reduces the risk associated with that item. To determine if a derivative instrument continues to be an effective hedge, the Company must make assumptions and judgments about the continued effectiveness of the hedging strategies and the nature and timing of forecasted transactions. If the Company’s hedging strategy was to become ineffective, hedge accounting would no longer apply and the reported results of operations or financial condition could be materially affected.

Comprehensive Income

The Company reports comprehensive income in accordance with Accounting Standards Codification (“ASC”) 220, “Comprehensive Income.” ASC 220 requires that all items that are required to be reported under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The disclosure requirements have been included in the Company’s consolidated statements of comprehensive income.

Mortgage Origination Fees

Mortgage origination fees relate to activities comprised of accepting residential mortgage applications, qualifying borrowers to standards established by investors and selling the mortgage loans to the investors under pre-existing commitments. The related fees received by the Company for these services are recognized at the time the loan is closed.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Expense

Marketing and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Marketing and public relations expense totaled $1.8 million, $1.5 million and $1.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Income Taxes

A deferred income tax liability or asset is recognized for the estimated future effects attributable to differences in the tax bases of assets or liabilities and their reported amounts in the financial statements as well as operating loss and tax credit carry forwards. The deferred tax asset or liability is measured using the enacted tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized. There are no uncertain tax positions at December 31, 2025 or 2024.

Stock Based Compensation Cost

The Company accounts for stock-based compensation under the fair value provisions of the accounting literature. Compensation expense is recognized in salaries and employee benefits.

The fair value of each options grant is estimated on the date of grant using the Black-Scholes option pricing model. No options were granted in 2025, 2024 or 2023.

Earnings Per Common Share

Basic earnings per common share (“EPS”) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock and common stock equivalents. Common stock equivalents consist of restricted stock and restricted stock units and are computed using the treasury stock method.

Business Combinations and Method of Accounting for Loans Acquired

The Company accounts for its acquisitions under FASB ASC Topic 805, “*Business Combinations*,” which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in FASB ASC Topic 820, “*Fair Value Measurements and Disclosures.”*

Reclassifications

Certain amounts presented in the Company’s previously issued financial statements have been reclassified to conform to the current presentation. These reclassifications had no effect on previously reported shareholders’ equity or net income.

Segment Information

ASC Topic 280-10, “*Segment Reporting*,” requires selected segment information of operating segments based on a management approach. The Company’s four reportable segments represent the distinct product lines the Company offers and are viewed separately for strategic planning by management. Below is a listing of the segments along with their markets and services.

- Commercial and retail banking: The Company’s primary business is to provide deposit and lending products and services to its commercial and retail customers.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- Mortgage Banking: This segment provides mortgage origination services for loans that will be sold to investors in the secondary market and consumer mortgage loans that will be held-for-investment.
- Investment advisory and non-deposit: This segment provides investment advisory services and non-deposit products.
- Corporate: This segment includes the parent company financial information, including interest on parent company debt and dividend income received from First Community Bank (the "Bank").

Application of New Accounting Guidance Adopted in 2025

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This amendment is intended to enhance the transparency and decision usefulness of income tax disclosures by requiring public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold. For public business entities, the amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. See footnote 14 for details.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments – Credit Losses (Topic 326): Purchased Loans. These amendments are intended to improve comparability and consistency in acquisition reporting for purchased loans. The amendments eliminate day-one current expected credit loss double counting, define purchased seasoned loans, expands the gross-up approach to include purchased seasoned loans, other than credit cards, clarify interest income recognition for purchased loans, and allow entities to measure expected credit losses using amortized cost rather than unpaid principal balance. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2026. Early adoption is permitted, and the Company early-adopted these amendments in 2025.

Recently Issued Accounting Standards

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. These amendments are intended to better align hedge accounting with risk management strategies and address reference rate reform issues. The amendments change grouping criteria for cash flow hedges, establish a model for hedging forecasted interest payments on variable-rate debt instruments with selectable indices and tenors, permit hedging of eligible components of spot-market and forward-contract transactions, and eliminate the net written option test for certain compound derivatives. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2026. Early adoption is permitted.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. These amendments are intended to clarify interim disclosure guidance. For public business entities, the amendments are effective for annual periods beginning after December 15, 2027.

In March 2020, the FASB issued guidance to provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The guidance provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. The ASU is intended to help stakeholders during the global market-wide reference rate transition period. In December 2022, the FASB issued amendments to extend the period of time preparers can use the reference rate reform relief guidance under ASC Topic 848 from December 31, 2023 to December 31, 2024, to address the fact that all London Interbank Offered Rate (LIBOR) tenors were not discontinued as of December 31, 2022, and some tenors were published until June 2023. The amendments are effective immediately for all entities and applied prospectively. The Company does not expect these amendments to have a material effect on its financial statements.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

General Risk and Uncertainties

In the normal course of business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment portfolios that results from borrowers' or issuer's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans and investments and the valuation of real estate held by the Company.

The Company is subject to regulations of various governmental agencies (regulatory risk). These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required credit loss allowances and operating restrictions from regulators' judgments based on information available to them at the time of their examination.

Note 3—INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities are summarized below:

AVAILABLE-FOR-SALE:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2025				
US Treasury securities	$ 25,804	$ 7	$ (1,717)	$ 24,093
Government Sponsored Enterprises	2,500	—	(244)	2,256
Mortgage-backed securities	262,096	694	(10,604)	252,185
Small Business Administration pools	8,858	17	(207)	8,668
Corporate and other securities	7,507	—	(601)	6,907
Total	$ 306,765	$ 718	$ (13,373)	$ 294,109

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2024				
US Treasury securities	$ 15,822	$ —	$ (2,582)	$ 13,240
Government Sponsored Enterprises	2,500	—	(390)	2,110
Mortgage-backed securities	260,023	40	(15,859)	244,204
Small Business Administration pools	12,437	15	(373)	12,079
Corporate and other securities	8,755	—	(806)	7,949
Total	$ 299,537	$ 55	$ (20,010)	$ 279,582

Note 3—INVESTMENT SECURITIES (Continued)

HELD-TO-MATURITY:

Schedule of Amortized Cost and Estimated Fair Values of Investment Securities Held-To-Maturity

(Dollars in thousands)	Amortized Cost Net of Allowance for Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2025				
Mortgage-backed securities	$ 93,066	$ —	$ (4,921)	$ 88,153
State and local government	102,050	140	(1,779)	100,410
Total	$ 195,116	$ 140	$ (6,700)	$ 188,563

(Dollars in thousands)	Amortized Cost Net of Allowance for Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2024				
Mortgage-backed securities	$ 105,563	—	$ (8,645)	$ 96,918
State and local government	103,850	—	(4,728)	99,122
Total	$ 209,413	$ —	$ (13,373)	$ 196,040

On June 1, 2022, the Company reclassified $224.5 million in investments to held-to-maturity (HTM) from available-for-sale (AFS). These securities were transferred at fair value at the time of the transfer, which became the new cost basis for the securities held to maturity. The pretax unrealized net holding loss on the available for sale securities on the date of transfer totaled approximately $16.7 million, and continued to be reported as a component of accumulated other comprehensive loss. This net unrealized loss is being amortized to interest income over the remaining life of the securities as a yield adjustment. There were no gains or losses recognized as a result of this transfer. The remaining pretax unrealized net holding loss on these investments was $10.6 million ($8.4 million net of tax) at December 31, 2025, $12.3 million ($9.7 million net of tax) at December 31, 2024 and $14.0 million ($11.1 million net of tax) at December 31, 2023.

During the year ended December 31, 2023, the Company sold $39.9 million of book value US Treasury securities from the available-for-sale investment securities portfolio. This sale created a one-time pre-tax loss of $1.2 million and provided additional liquidity to pay down borrowings and fund loan growth. During the years ended December 31, 2025 and 2024, respectively, the Company sold no investment securities. The tax benefit applicable to the net realized loss was approximately $0, $0, and $262 for 2025, 2024 and 2023, respectively.

The following tables show gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous loss position, at December 31, 2025 and December 31, 2024.

Note 3—INVESTMENT SECURITIES (Continued)

(Dollars in thousands)	Less than 12 months		12 months or more		Total	
December 31, 2025	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Available-for-sale securities:	Value	Loss	Value	Loss	Value	Loss
US Treasury Securities	$ —	$ —	$ 14,134	$ 1,717	$ 14,134	$ 1,717
Government Sponsored Enterprise	—	—	2,256	244	2,256	244
Mortgage-backed securities	454	—	189,625	10,604	190,079	10,604
Small Business Administration pools	317	3	6,342	204	6,659	207
Corporate and other securities	—	—	6,893	601	6,893	601
Total	$ 771	$ 3	$ 219,250	$ 13,370	$ 220,021	$ 13,373

(Dollars in thousands)	Less than 12 months		12 months or more		Total	
December 31, 2024	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Available-for-sale securities:	Value	Loss	Value	Loss	Value	Loss
US Treasury Securities	$ —	$ —	$ 13,240	$ 2,582	$ 13,240	$ 2,582
Government Sponsored Enterprise	—	—	2,110	390	2,110	390
Mortgage-backed securities	14,310	150	216,452	15,709	230,762	15,859
Small Business Administration pools	1,279	2	8,554	371	9,833	373
Corporate and other securities	1,488	263	6,449	543	7,937	806
Total	$ 17,077	$ 415	$ 246,805	$ 19,595	$ 263,882	$ 20,010

(Dollars in thousands)	Less than 12 months		12 months or more		Total	
December 31, 2025	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Held-to-maturity securities:	Value	Loss	Value	Loss	Value	Loss
Mortgage-backed securities	—	—	88,153	4,921	88,153	4,921
State and local government	10,643	14	68,752	1,765	79,395	1,779
Total	$ 10,643	$ 14	$ 156,905	$ 6,686	$ 167,548	$ 6,700

(Dollars in thousands)	Less than 12 months		12 months or more		Total	
December 31, 2024	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Held-to-maturity securities:	Value	Loss	Value	Loss	Value	Loss
Mortgage-backed securities	—	—	96,918	8,645	96,918	8,645
State and local government	21,376	436	76,104	4,292	97,480	4,728
Total	$ 21,376	$ 436	$ 173,022	$ 12,937	$ 194,398	$ 13,373

Note 3—INVESTMENT SECURITIES (Continued)

The amortized cost and fair value of investment securities at December 31, 2025, by expected maturity, follow. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay the obligations with or without prepayment penalties. Mortgage-backed securities are included in the year corresponding with the remaining expected life.

AVAILABLE-FOR-SALE:

(Dollars in thousands)	Available-for-sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 12,338	$ 12,320
Due after one year through five years	17,759	17,024
Due after five years through ten years	24,271	22,217
Due after ten years	252,383	242,535
	$ 306,765	$ 294,109

HELD-TO-MATURITY:

(Dollars in thousands)	Held-to-maturity	
	Amortized Cost	Fair Value
Due in one year or less	$ 5,616	$ 5,610
Due after one year through five years	64,925	64,120
Due after five years through ten years	53,673	52,898
Due after ten years	70,921	65,954
Allowance for Credit Losses on Held-to-Maturity Securities	(19)	(19)
	$ 195,116	$ 188,563

Securities with an amortized cost of $373.6 million and fair value of $359.6 million at December 31, 2025 were pledged to secure FHLB advances, public deposits, and securities sold under agreements to repurchase. Securities with an amortized cost of $388.5 million and fair value of $363.8 million at December 31, 2024 were pledged to secure FHLB advances, public deposits, and securities sold under agreements to repurchase.

Allowance for Credit Losses on Held-to-Maturity Securities

Expected credit losses on held-to-maturity debt securities are evaluated by major security type. The held-to-maturity portfolio consists of mortgage-backed and municipal securities. Securities are generally rated BBB- or higher. Municipal securities are analyzed individually to establish a CECL reserve.

All mortgage-backed securities ("MBS") held by the Company are issued by government-sponsored corporations. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies and have a long history of no credit losses. As a result, no allowance for credit losses was recorded on held-to-maturity MBS at the adoption of CECL at December 31, 2024 or December 31, 2025.

Note 3—INVESTMENT SECURITIES (Continued)

The following table shows a roll forward of the allowance for credit losses on held to maturity securities for the years ended December 31, 2025 and 2024.

(Dollars in thousands)	State and local government
Allowance for Credit Losses on Held-to-Maturity Securities:	
Beginning balance, December 31, 2023	$ (30)
Release of credit losses	7
Ending balance, December 31, 2024	$ (23)

(Dollars in thousands)	State and local government
Allowance for Credit Losses on Held-to-Maturity Securities:	
Beginning balance, December 31, 2024	$ (23)
Release of credit losses	4
Ending balance, December 31, 2025	$ (19)

For the years ended December 31, 2025 and 2024, the Company had no securities held-to-maturity that were past due 30 days or more as to principal or interest payments. The Company had no securities held-to-maturity classified as nonaccrual at December 31, 2025 or 2024.

Allowance for Credit Losses on Available-for-Sale Securities

For available-for-sale securities, management evaluates all investments in an unrealized loss position on a quarterly basis, or more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

Changes in the allowance for credit loss are recorded as provision for (or release of) credit loss expense. Losses are charged against the allowance for credit loss when management believes an available-for-sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2025 and December 31, 2024, there was no allowance for credit loss related to the available-for-sale securities portfolio.

Note 4—LOANS

The following table summarizes the composition of our loan portfolio. Total loans are recorded net of deferred loan fees and costs, which totaled $2.3 million and $2.1 million as of December 31, 2025 and December 31, 2024, respectively.

	December 31,	
(Dollars in thousands)	**2025**	**2024**
Commercial	$ 91,930	$ 86,616
Real estate:		
Construction	152,077	152,155
Mortgage-residential	130,476	124,751
Mortgage-commercial	863,422	796,411
Consumer:		
Home equity	53,693	42,304
Other	19,421	18,305
Total	$1,311,019	$ 1,220,542

Note 4—LOANS (Continued)

Activity in the allowance for credit losses – loans was as follows:

	Years ended December 31,		
(Dollars in thousands)	**2025**	**2024**	**2023**
Balance at the beginning of year	$ 13,135	$ 12,267	$ 11,336
Adjustment for adoption of ASU 2016-13	—	—	(14)
Provision for credit losses	722	933	939
Charged off loans	(132)	(184)	(87)
Recoveries	81	119	93
Balance at end of year	$ 13,806	$ 13,135	$ 12,267

The detailed activity in the allowance for credit losses on loans by portfolio segment as of and for the years ended December 31, 2025, December 31, 2024, and December 31, 2023 follows:

($ in thousands)	Commercial	Real Estate Construction	Real Estate Mortgage Residential	Real Estate Mortgage Commercial	Consumer Home Equity	Consumer Other	Total Loans
Balance at December 31, 2024	$ 994	$ 1,675	$ 1,639	$ 7,974	$ 568	$ 285	$ 13,135
Charge-offs	—	—	—	(2)		(130)	(132)
Recoveries	11	3	—	18	8	41	81
Provision for (release of) credit losses	45	(24)	81	359	130	131	722
Balance at December 31, 2025	$ 1,050	$ 1,654	$ 1,720	$ 8,349	$ 706	$ 327	$ 13,806

($ in thousands)	Commercial	Real Estate Construction	Real Estate Mortgage Residential	Real Estate Mortgage Commercial	Consumer Home Equity	Consumer Other	Unallocated	Total Loans
Balance at December 31, 2023	$ 935	$ 1,337	$ 1,122	$ 8,146	$ 472	$ 255	$ —	$ 12,267
Charge-offs	(87)	—	—	(2)	—	(95)	—	(184)
Recoveries	61	2	18	11		18	—	119
Provision for credit losses	85	336	499	(181)	9	107	—	933
Balance at December 31, 2024	$ 994	$ 1,675	$ 1,639	$ 7,974	$ 568	$ 285	—	$ 13,135

(Dollars in thousands)	Commercial	Real estate Construction	Real estate Mortgage Residential	Real estate Mortgage Commercial	Consumer Home equity	Consumer Other	Unallocated	Total
Balance at December 31, 2022	$ 849	$ 75	$ 723	$ 8,569	$ 314	$ 170	$ 636	$ 11,336
Adjustment to allowance for adoption of ASU 2016-13	193	1,075	32	(883)	166	39	(636)	(14)
Charge-offs	(20)	—	—	—	—	(67)	—	(87)
Recoveries	5	2	9	37	22	18	—	93
Provisions for credit losses	(92)	185	358	423	(30)	95	—	939
Balance at December 31, 2023	$ 935	$ 1,337	$ 1,122	$ 8,146	$ 472	$ 255	$ —	$ 12,267

The following table presents an allocation of the allowance for credit losses at the end of each of the past three years. The allocation is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount is available to absorb losses occurring in any category of loans.

Note 4—LOANS (Continued)

The following tables show the amortized cost basis for loan modifications for borrowers experiencing financial difficulty during the 12 months ended December 31, 2025 that had a payment default, segregated by loan category and describes the financial effect of the modification made for a borrower experiencing financial difficulty.

	December 31, 2025		
(Dollars in thousands)	Amortized cost basis	% of Total Loan Type	Financial effect
Real Estate Mortgage Residential	$ 1,686	1.29%	Deferred monthly payments that are added to the end of the original loan term
Real Estate Mortgage Residential	201	0.15%	Deferred interest payments added to principal balance, re-amortized loan
Real Estate Mortgage Commercial	1,487	0.17%	Interest only period extended instead of converting to principal and interest payments
Construction	736	0.48%	Interest only period extended instead of converting to principal and interest payments
Total Loans	$ 4,110	0.31%	

The following table depicts the performance of loans that have been modified for borrowers experiencing financial difficulty in the last 12 months.

(Dollars in thousands)

December 31, 2025	Current	30-89 Days Past Due	Greater than 90 Days Past Due	Nonaccrual
Real Estate Mortgage Residential	$ 1,686	$ —	$ —	201
Real Estate Mortgage Commercial	1,487	—	—	—
Construction	736	—	—	—
Total Loans	$ 3,909	$ —	$ —	201

The following table shows the amortized cost basis at December 31, 2024 of the loans modified for borrowers experiencing financial difficulty during the 12 month period ended December 31, 2024 that had a payment default segregated by loan category and describes the financial effect of the modification made for a borrower experiencing financial difficulty.

	December 31, 2024		
(Dollars in thousands)	Amortized cost basis	% of Total Loan Type	Financial effect
Real Estate Mortgage Residential	$ 355	0.28%	Deferred monthly payments that are added to the end of the original loan term
Real Estate Mortgage Residential	217	0.17%	Deferred interest payments added to principal balance, re-amortized loan
Total Loans	$ 572	0.46%	

Note 4—LOANS (Continued)

The following table depicts the performance of loans that have been modified for borrowers experiencing financial difficulty in year ended December 31, 2024.

(Dollars in thousands) December 31, 2024	Current	30-89 Days Past Due	Greater than 90 Days Past Due
Real Estate Mortgage Residential	$ 572	$ —	$ —
Total Loans	$ 572	$ —	$ —

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a monthly basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be "Pass" rated loans.

Note 4—LOANS (Continued)

The following table presents the Company's recorded investment in loans by credit quality indicators by year of origination as of December 31, 2025:

	Term Loans by year of Origination								
($ in thousands)	2021	2022	2023	2024	2025	Prior	Revolving	Revolving Converted to Term	Total
Commercial									
Pass	$ 17,336	$ 4,627	$ 5,776	$ 12,192	$ 15,461	$ 7,442	$ 28,603	$ 8	$ 91,445
Special mention	—	—	—	—	—	347	—	—	347
Substandard	—	—	—	—	—	138	—	—	138
Total commercial	17,336	4,627	5,776	12,192	15,461	7,927	28,603	8	91,930
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Real estate construction									
Pass	2,216	32,526	23,408	34,974	14,749	5,788	35,618	554	149,833
Special mention	—	—	1,503	741	—	—	—	—	2,244
Total real estate construction	2,216	32,526	24,911	35,715	14,749	5,788	35,618	554	152,077
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Real estate mortgage-residential									
Pass	4,685	27,047	45,261	15,007	10,196	15,284	796	10,973	129,249
Special mention	—	351	475	—	—	199	—	—	1,025
Substandard	—	—	—	—	—	202	—	—	202
Total real estate mortgage-residential	4,685	27,398	45,736	15,007	10,196	15,685	796	10,973	130,476
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Real estate mortgage-commercial									
Pass	104,047	170,357	122,001	80,330	149,985	216,802	17,741	335	861,598
Special mention	—	—	—	—	—	1,766	—	—	1,766
Substandard	—	—	—	—	—	58	—	—	58
Total real estate mortgage-commercial	104,047	170,357	122,001	80,330	149,985	218,626	17,741	335	863,422
Current period gross write-offs	—	2	—	—	—	—	—	—	2
Consumer - home equity									
Pass	—	—	—	—	—	—	52,453	—	52,453
Special mention	—	—	—	—	—	—	185	—	185
Substandard	—	—	—	—	—	—	1,055	—	1,055
Total consumer - home equity	—	—	—	—	—	—	52,693	—	53,693
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Consumer - other									
Pass	143	291	756	1,712	2,572	1,078	12,869	—	19,421
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total consumer - other	143	291	756	1,712	2,572	1,078	12,869	—	19,421
Current period gross write-offs	—	—	11	4	—	—	115	—	130

Note 4—LOANS (Continued)

The following table presents the Company's recorded investment in loans by credit quality indicators by year of origination as of December 31, 2024:

	Term Loans by year of Origination								
($ in thousands)	2020	2021	2022	2023	2024	Prior	Revolving	Revolving Converted to Term	Total
Commercial									
Pass	$ 605	$ 20,288	$ 7,084	$ 8,336	$ 21,808	$ 8,100	$ 20,359	$ 36	$ 86,616
Special mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—	—
Total commercial	605	20,288	7,084	8,336	21,808	8,100	20,359	36	86,616
Current period gross write-offs	5	77	—	—	—	5	—	—	87
Real estate construction									
Pass	—	2,295	44,290	44,022	27,213	6,231	28,104	—	152,155
Total real estate construction	—	2,295	44,290	44,022	27,213	6,231	28,104	—	152,155
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Real estate mortgage-residential									
Pass	9,240	5,191	32,422	28,983	14,492	8,012	872	24,775	123,987
Special mention	21	—	358	—	—	167	—	—	546
Substandard	—	—	—	—	—	218	—	—	218
Total real estate mortgage-residential	9,261	5,191	32,780	28,983	14,492	8,397	872	24,775	124,751
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Real estate mortgage-commercial									
Pass	79,977	118,415	190,140	115,525	76,754	196,793	17,949	582	796,135
Special mention	—	—	—	—	—	207	—	—	207
Substandard	—	—	—	—	—	69	—	—	69
Total real estate mortgage-commercial	79,977	118,415	190,140	115,525	76,754	197,069	17,949	582	796,411
Current period gross write-offs	—	2	—	—	—	—	—	—	2
Consumer - home equity									
Pass	—	—	—	—	—	—	41,081	—	41,081
Special mention	—	—	—	—	—	—	160	—	160
Substandard	—	—	—	—	—	—	1,063	—	1,063
Total consumer - home equity	—	—	—	—	—	—	42,304	—	42,304
Current period gross write-offs	—	—	—	—	—	—	—	—	—
Consumer - other									
Pass	22	251	607	1,128	4,359	1,225	10,696	—	18,288
Special mention	—	—	—	14	—	—	—	—	14
Substandard	—	—	—	—	3	—	—	—	3
Total consumer - other	22	251	607	1,142	4,362	1,225	10,696	—	18,305
Current period gross write-offs	—	—	—	—	7	—	88	—	95

As of December 31, 2025 and December 31, 2024, no loans were classified as doubtful.

Note 4—LOANS (Continued)

The following tables are by loan category and present loans past due and on nonaccrual status as of December 31, 2025 and December 31, 2024:

(Dollars in thousands) December 31, 2025	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Commercial	$ —	$ 20	$ —	$ —	$ 20	$ 91,910	$ 91,930
Real estate:							
Construction	—	—	—	—	—	152,077	152,077
Mortgage-residential	756	—	—	201	957	129,519	130,476
Mortgage-commercial	56	—	—	—	56	863,366	863,422
Consumer:							
Home equity	65	—	—	1	66	53,627	53,693
Other	37	—	2	—	39	19,382	19,421
Total	$ 914	$ 20	$ 2	$ 202	$ 1,138	$ 1,309,881	$ 1,311,019

(Dollars in thousands) December 31, 2024	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days and Accruing	Nonaccrual	Total Past Due	Current	Total Loans
Commercial	$ 61	$ —	$ —	$ —	$ 61	$ 86,555	$ 86,616
Real estate:							
Construction	—	—	—	—	—	152,155	152,155
Mortgage-residential	14	—	—	217	231	124,520	124,751
Mortgage-commercial	—	87	—	—	87	796,324	796,411
Consumer:							
Home equity	—	391	45	2	438	41,866	42,304
Other	1	—	3	—	4	18,301	18,305
Total	$ 76	$ 478	$ 48	$ 219	$ 821	$ 1,219,721	$ 1,220,542

The following table is a summary of the Company's nonaccrual loans by major categories for the periods indicated.

	December 31, 2025			December 31, 2024		
(Dollars in thousands)	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans
Commercial	$ —	$ —	$ —	$ —	$ —	$ —
Real Estate:	—	—	—	—	—	—
Construction	—	—	—	—	—	—
Mortgage-Residential	—	201	201	—	217	217
Mortgage-Commercial	—	—	—	—	—	—
Consumer Home Equity	—	1	1	—	2	2
Consumer Other	—	—	—	—	—	—
Total	$ —	$ 202	$ 202	$ —	$ 219	$ 219

There were no collateral dependent loans that were individually evaluated for years ended December 31, 2025 and December 31, 2024.

Note 4—LOANS (Continued)

Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and generally do not involve more than the normal risk of collectability. The following table presents related party loan transactions for the years ended December 31, 2025 and December 31, 2024.

	For the years ended December 31,	
(Dollars in thousands)	2025	2024
Balance, beginning of year	$ 454	$ 1,058
New Loans	408	—
Less loan repayments	320	604
Balance, end of year	$ 542	$ 454

Unfunded Commitments

The Company maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable (i.e., commitment cannot be cancelled at any time). The allowance for off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the allowance for credit losses on loans. The allowance for credit losses for unfunded loan commitments of $531,000 and $480,000 at December 31, 2025 and December 31, 2024 is separately classified on the balance sheet within Other Liabilities.

The following table presents the balance and activity in the allowance for credit losses for unfunded loan commitments for the year ended December 31, 2025.

(Dollars in thousands)	**Total Allowance for Credit Losses - Unfunded Commitments**
Balance, December 31, 2024	$ 480
Provision for unfunded commitments	51
Balance, December 31, 2025	$ 531

The following table presents the balance and activity in the allowance for credit losses for unfunded loan commitments for the year ended December 31, 2024.

(Dollars in thousands)	**Total Allowance for Credit Losses - Unfunded Commitments**
Balance, December 31, 2023	$ 597
Release of allowance for unfunded commitments	(117)
Balance, December 31, 2024	$ 480

Note 5—FAIR VALUE MEASUREMENT

The Company adopted FASB ASC Fair Value Measurement Topic 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level l Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company's U.S. Treasury securities and government-sponsored enterprise securities are generally classified as Level 2 because their fair values are obtained from pricing services using observable market data and/or matrix pricing.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

FASB ASC 825-10-50 "Disclosure about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below.

Cash and short-term investments—The carrying amount of these financial instruments (cash and due from banks, interest-bearing bank balances, federal funds sold and securities purchased under agreements to resell) approximates fair value. All mature within 90 days and do not present unanticipated credit concerns and are classified as Level 1.

Investment Securities—Measurement is on a recurring basis based upon quoted market prices, if available. If quoted market prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for prepayment assumptions, projected credit losses, and liquidity. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, or by dealers or brokers in active over-the-counter markets. Level 2 securities include mortgage-backed securities issued both by government sponsored enterprises and private label mortgage-backed securities. Generally, these fair values are priced from established pricing models. Level 3 securities include corporate debt obligations and asset–backed securities that are less liquid or for which there is an inactive market.

Derivative Financial Instruments —Derivative instruments (pay fixed swaps) used to hedge interest rate risk related to the mortgage portfolio are reported at fair value utilizing Level 2 inputs. The fair values of the hedged item and the interest rate swap are based on derivative market data as of the valuation date.

Other investments, at cost—The carrying value of other investments, such as FHLB stock, approximates fair value based on redemption provisions.

Loans Held for Sale—The Company originates fixed rate residential loans on a servicing released basis in the secondary market. Loans closed but not yet settled with an investor, are carried in the Company's loans held for sale portfolio. These loans are fixed rate residential loans that have been originated in the Company's name and have closed. Virtually all of these loans have commitments to be purchased by investors at a locked in price with the investors on the same day that the loan was locked in with the Company's customers. Therefore, these loans present very little market risk for the Company and are classified as Level 2. The carrying amount of these loans approximates fair value.

Note 5—FAIR VALUE MEASUREMENT (Continued)

Loans Held for Investment—The valuation of loans receivable is estimated using the exit price notion which incorporates factors, such as enhanced credit risk, illiquidity risk and market factors that sometimes exist in exit prices in dislocated markets. This credit risk assumption is intended to approximate the fair value that a market participant would realize in a hypothetical orderly transaction. The Company's loan portfolio is initially fair valued using a segmented approach. The Company divides its loan portfolio into the following categories: variable rate loans, fixed rate loans and all other loans. The results are then adjusted to account for credit risk as described above.

Other Real Estate Owned ("OREO")—OREO is carried at the lower of carrying value or fair value on a non-recurring basis. Fair value is based upon independent appraisals or management's estimation of the collateral and is considered a Level 3 measurement.

Accrued Interest Receivable—The fair value approximates the carrying value and is classified as Level 1.

Deposits—The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposits is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturities. Deposits are classified as Level 2.

Federal Home Loan Bank Advances—Fair value is estimated based on discounted cash flows using current market rates for borrowings with similar terms and are classified as Level 2.

Short Term Borrowings—The carrying value of short-term borrowings (securities sold under agreements to repurchase) approximates fair value. These are classified as Level 2.

Junior Subordinated Debentures—The fair values of junior subordinated debentures are estimated by using discounted cash flow analyses based on incremental borrowing rates for similar types of instruments. These are classified as Level 2.

Accrued Interest Payable—The fair value approximates the carrying value and is classified as Level 1.

Commitments to Extend Credit—The fair value of these commitments is immaterial because their underlying interest rates approximate market.

Note 5—FAIR VALUE MEASUREMENT (Continued)

The carrying amount and estimated fair value by classification Level of the Company's financial instruments as of December 31, 2025 and December 31, 2024 are as follows:

	December 31, 2025				
	Carrying	Fair Value			
(Dollars in thousands)	Amount	Total	Level 1	Level 2	Level 3
Financial Assets:					
Cash and short term investments	$ 161,060	$ 161,060	$ 161,060	$ —	$ —
Available-for-sale securities	294,109	294,109	—	294,109	—
Held-to-maturity securities	195,116	188,563	—	188,563	—
Other investments, at cost	2,942	2,942	—	—	2,942
Loans held for sale	10,737	10,737	—	10,737	—
Derivative financial instruments	17	17		17	
Net loans receivable	1,297,213	1,271,551	—	—	1,271,551
Accrued interest	6,247	6,247	6,247	—	—
Financial liabilities:					
Non-interest bearing demand	$ 467,265	$ 467,265	$ —	$ 467,265	$ —
Interest bearing demand deposits and money market accounts	837,711	837,711	—	837,711	—
Savings	102,768	102,768	—	102,768	—
Time deposits	341,800	336,205	—	336,205	—
Total deposits	1,749,544	1,743,949	—	1,743,949	—
Short term borrowings	107,189	107,189	—	107,189	—
Derivative financial instruments	36	36	—	36	—
Junior subordinated debentures	14,964	13,445	—	13,445	—
Accrued interest payable	3,416	3,416	3,416	—	—

	December 31, 2024				
	Carrying	Fair Value			
(Dollars in thousands)	Amount	Total	Level 1	Level 2	Level 3
Financial Assets:					
Cash and short term investments	$ 149,828	$ 149,828	$ 149,828	$ —	$ —
Available-for-sale securities	279,582	279,582	—	279,582	—
Held-to-maturity securities	209,413	196,040	—	196,040	—
Other investments, at cost	2,679	2,679	—	—	2,679
Loans held for sale	9,662	9,662	—	9,662	—
Derivative financial instruments	896	896	—	896	
Net loans receivable	1,207,407	1,160,013	—	—	1,160,013
Accrued interest	6,084	6,084	6,084	—	—
Financial liabilities:					
Non-interest bearing demand	$ 462,717	$ 462,717	$ —	$ 462,717	$ —
Interest bearing demand deposits and money market accounts	770,595	770,595	—	770,595	—
Savings	113,928	113,928	—	113,928	—
Time deposits	328,661	321,258	—	321,258	—
Total deposits	1,675,901	1,668,498	—	1,668,498	—
Short term borrowings	103,110	103,110	—	103,110	—
Junior subordinated debentures	14,964	13,042	—	13,042	—
Accrued interest payable	4,666	4,666	4,666	—	—

Note 5—FAIR VALUE MEASUREMENT (Continued)

The following table summarizes quantitative disclosures about the fair value for each category of assets carried at fair value as of December 31, 2025 and December 31, 2024 that are measured on a recurring basis.

AVAILABLE-FOR-SALE:

(Dollars in thousands)

Description	December 31, 2025	(Level 1)	(Level 2)	(Level 3)
Available- for-sale securities				
US Treasury Securities	$ 24,093	$ —	$ 24,093	$ —
Government Sponsored Enterprises	2,256	—	2,256	—
Mortgage-backed securities	252,185	—	252,185	—
Small Business Administration pools	8,668	—	8,668	—
Corporate and other securities	6,907	—	6,907	—
Total Available-for-sale securities	294,109	—	294,109	—
Derivative financial instruments	17	—	17	—
Total	$ 294,126	$ —	$ 294,126	$ —

(Dollars in thousands)

Description	December 31, 2024	(Level 1)	(Level 2)	(Level 3)
Available- for-sale securities				
US Treasury Securities	$ 13,240	$ —	$ 13,240	$ —
Government Sponsored Enterprises	2,110	—	2,110	—
Mortgage-backed securities	244,204	—	244,204	—
Small Business Administration pools	12,079	—	12,079	—
Corporate and other securities	7,949	—	7,949	—
Total Available-for-sale securities	279,582	—	279,582	—
Derivative financial instruments	896	—	896	—
Total	$ 280,478	$ —	$ 280,478	$ —

The following table summarizes quantitative disclosures about the fair value for each category of liabilities carried at fair value as of December 31, 2025 that are required to be remeasured on a recurring basis. There were no liabilities carried at fair value as of December 31, 2024 that are measured on a recurring basis.

(Dollars in thousands)

Description	December 31, 2025	(Level 1)	(Level 2)	(Level 3)
Derivative financial instruments	$ 36	$ —	$ 36	$ —
Total	$ 36	$ —	$ 36	$ —

Note 5—FAIR VALUE MEASUREMENT (Continued)

The following tables summarize quantitative disclosures about the fair value for each category of assets carried at fair value as of December 31, 2025 and December 31, 2024 that are measured on a non-recurring basis. There were no liabilities carried at fair value and measured on a non-recurring basis at December 31, 2025 and 2024.

(Dollars in thousands)

Description	**December 31, 2025**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Other real estate owned:				
Mortgage-commercial	$ 168	$ —	$ —	$ 168
Total other real estate owned	168	—	—	168
Total	$ 168	$ —	$ —	$ 168

(Dollars in thousands)

Description	**December 31, 2024**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Other real estate owned:				
Construction	$ 144	$ —	$ —	$ 144
Mortgage-commercial	399	—	—	399
Total other real estate owned	543	—	—	543
Total	$ 543	$ —	$ —	$ 543

The Company has a large percentage of loans with real estate serving as collateral. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair value of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be Level 3 inputs. Third party appraisals are generally obtained when a loan is identified as being impaired or at the time it is transferred to OREO. This internal process would consist of evaluating the underlying collateral to independently obtained comparable properties. With respect to less complex or smaller credits, an internal evaluation may be performed. Generally, the independent and internal evaluations are updated annually. Factors considered in determining the fair value include geographic sales trends, the value of comparable surrounding properties as well as the condition of the property.

For Level 3 assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2025 and December 31, 2024, the significant unobservable inputs used in the fair value measurements were as follows:

(Dollars in thousands)	Fair Value as of December 31, 2025	Valuation Technique	Significant Observable Inputs	Significant Unobservable Inputs
OREO	$ 168	Appraisal Value/Comparison Sales/Other estimates	Appraisals and or sales of comparable properties	Appraisals discounted 6% to 16% for sales commissions and other holding cost

(Dollars in thousands)	Fair Value as of December 31, 2024	Valuation Technique	Significant Observable Inputs	Significant Unobservable Inputs
OREO	$ 543	Appraisal Value/Comparison Sales/Other estimates	Appraisals and or sales of comparable properties	Appraisals discounted 6% to 16% for sales commissions and other holding cost

Note 6—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Land	$ 9,774	$ 9,804
Premises	29,119	28,768
Equipment	9,087	8,681
Property and equipment in progress	84	118
Property and equipment, gross	48,064	47,371
Accumulated depreciation	18,722	17,396
Property and equipment, net	$ 29,342	$ 29,975

Depreciation expense included in operating expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $1.7 million, $1.7 million, and $1.8 million, respectively.

As of December 31, 2025 and December 31, 2024 there were no premises held-for-sale. There was no gain or loss on premises held for sale during the years ended December 31, 2025 and December 31, 2024. There was no gain or loss on sale of property and equipment during the year ended December 31, 2025. There was a loss on sale of property and equipment of $5,000 during the year ended December 31, 2024. There was no gain or loss on sale of property and equipment during the year ended December 31, 2023.

Note 7—GOODWILL, CORE DEPOSIT INTANGIBLE

Intangible assets (excluding goodwill) consisted of the following:

(Dollars in thousands)	December 31, 2025	December 31, 2024	December 31, 2023
Core deposit premiums, gross carrying amount	$ 3,358	$ 3,358	$ 3,358
Other intangibles	538	538	538
Gross carrying amount	3,896	3,896	3,896
Accumulated amortization	(3,607)	(3,450)	(3,292)
Net	$ 289	$ 446	$ 604

Based on the core deposit and other intangibles as of December 31, 2025, the following table presents the aggregate amortization expense for each of the succeeding years ending December 31:

(Dollars in thousands)	Amount
2026	$ 158
2027	131
Total	$ 289

Amortization of the intangibles amounted to $158 thousand, $158 thousand, and $158 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. Goodwill represents the excess of the purchase price over the sum of the estimated fair values of the tangible and identifiable intangible assets acquired less the estimated fair value of the liabilities assumed. Goodwill has an indefinite useful life and is evaluated for impairment annually or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. Qualitative factors are assessed to first determine if it is more likely than not (more than 50%) that the carrying value of goodwill is less than fair value. During the year ended December 31, 2025, qualitative factors indicated it was more likely than not that the carrying value of goodwill was less than fair value, there were no indicators of impairment at December 31, 2025 and no quantitative testing was performed.

Note 7—GOODWILL, CORE DEPOSIT INTANGIBLE (Continued)

The Company's carrying amount of goodwill at December 31, 2025, December 31, 2024, and changes to the goodwill are summarized as follows:

(In thousands)	December 31, 2025	December 31, 2024
Balance—beginning of year	$ 14,637	$ 14,637
Acquired Goodwill	—	—
Impairment	—	—
Balance, end of year	$ 14,637	$ 14,637

Note 8—OTHER REAL ESTATE OWNED

The following summarizes the activity in the other real estate owned for the years ended December 31, 2025 and 2024.

(In thousands)	December 31, 2025	December 31, 2024
Balance—beginning of year	$ 543	$ 622
Write-downs	(125)	(79)
Sales	(250)	—
Balance, end of year	$ 168	$ 543

Note 9—DEPOSITS

The Company's total deposits are comprised of the following at the dates indicated:

(Dollars in thousands)	December 31, 2025	December 31, 2024
Non-interest bearing deposits	$ 467,265	$ 462,717
Interest bearing demand deposits and money market accounts	837,711	770,595
Savings	102,768	113,928
Time deposits	341,800	328,661
Total deposits	$ 1,749,544	$ 1,675,901

Time deposits above include zero and $10.4 million in brokered deposits as of December 31, 2025 and December 31, 2024, respectively.

At December 31, 2025, the scheduled maturities of time deposits are as follows:

(Dollars in thousands)	
2026	$ 332,695
2027	5,513
2028	1,963
2029	750
2030 and after	879
Total	$ 341,800

Time deposits that meet or exceed the FDIC insurance limit of $250 thousand at December 31, 2025 and December 31, 2024 were $101.8 million and $89.0 million, respectively.

Deposits from directors and executive officers and their related interests at December 31, 2025 and 2024 amounted to approximately $27.8 million and $17.6 million, respectively.

Note 9—DEPOSITS (Continued)

The amount of overdrafts classified as loans at December 31, 2025 and 2024 were $64 thousand and $57 thousand, respectively.

Note 10—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWED MONEY

Securities sold under agreements to repurchase generally mature within one day to four days from the transaction date. The weighted average interest rate at December 31, 2025 and 2024 was 2.18% and 2.55%, respectively. The maximum month-end balance during 2025 and 2024 was $148.8 million and $107.1 million, respectively. The average outstanding balance during the years ended December 31, 2025 and 2024 amounted to $111.9 million and $77.2 million, respectively, with an average rate paid of 2.42% and 2.83%, respectively. Securities sold under agreements to repurchase are collateralized by U.S. government and agency securities with fair market values exceeding the total balance of the agreement.

At December 31, 2025 and 2024, the Company had unused short-term lines of credit totaling $112.5 million and $87.5 million respectively.

Note 11—ADVANCES FROM FEDERAL HOME LOAN BANK

As collateral for its advances, the Company has pledged in the form of blanket liens and eligible loans, in the amount of $27.2 million at December 31, 2025. Securities have been pledged as collateral for advances in the amount of $46.0 million as of December 31, 2025. As collateral for its advances, the Company has pledged in the form of blanket liens, eligible loans, in the amount of $28.9 million at December 31, 2024. Securities have been pledged as collateral for advances in the amount of $53.5 million as of December 31, 2024. Advances are subject to prepayment penalties. The average advances during 2025 and 2024 were zero and $54.8 million, respectively. The average interest rate for 2025 and 2024 was zero and 5.12%, respectively. The maximum outstanding amount at any month end was zero million and $90.0 million for 2025 and 2024, respectively.

During the year ended December 31, 2025, there were no advances that were prepaid. Accordingly, no losses were realized on early extinguishment. During the year ended December 31, 2024, there were $35 million in advances that were prepaid. The loss realized on early extinguishment of these advances was $229 thousand.

Note 12—JUNIOR SUBORDINATED DEBT

On September 16, 2004, FCC Capital Trust I ("Trust I"), a wholly owned unconsolidated subsidiary of the Company, issued and sold floating rate securities having an aggregate liquidation amount of $15.0 million. Until the cessation of LIBOR on June 30, 2024, the securities accrued and paid distributions quarterly at a rate of three month LIBOR plus 257 basis points, thereafter, such distributions to be paid quarterly transitioned to an adjusted Secured Overnight Financing Rate (SOFR) index in accordance with the Federal Reserve's final rule implementing the Adjustable Interest Rate Act. The distributions are cumulative and payable in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Trust I securities for a period not to exceed 20 consecutive quarters, provided no extension can extend beyond the maturity date of September 16, 2034. The Trust I securities are mandatorily redeemable upon maturity at September 16, 2034. If the Trust I securities are redeemed on or after September 16, 2009, the redemption price will be 100% of the principal amount plus accrued and unpaid interest. The Trust I security were eligible to be redeemed in whole but not in part, at any time prior to September 16, 2009 following an occurrence of a tax event, a capital treatment event or an investment company event. Currently, these securities qualify under risk-based capital guidelines as Tier 1 capital, subject to certain limitations. The Company has no current intention to exercise its right to defer payments of interest on the Trust I securities. In 2015, the Company redeemed $500 thousand of this Trust I security. This resulted in a gain of $130 thousand received in 2015.

Note 13—LEASES

The Company has operating leases on three of its facilities at December 31, 2025 and three of its facilities at December 31, 2024.

The remaining three leases have maturities ranging from May 2027 to December 2038 some of which include extensions of multiple five-year terms. The right-of-use asset was $2.2 million and $2.5 million at December 31, 2025 and December 31, 2024, respectively. The lease liability was $2.4 million and $2.6 million at December 31, 2025 and December 31, 2024, respectively. During the twelve-month period ended December 31, 2025, the Company made cash payments in the amount of $432.9 thousand for operating leases and the lease liability was reduced by $780.0 thousand. The lease expense recognized during the twelve-month periods ended December 31, 2025, December 31, 2024, and December 31, 2023 amounted to $389.6 thousand, $423.9 thousand, and $448.5 thousand, respectively. The weighted average remaining lease term as of December 31, 2025, is s10.74 years and the weighted average discount rate used is 4.24%. The following table shows future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2025.

(Dollars in thousands)	
2026	$ 386
2027	363
2028	303
2029	178
2030	181
Thereafter	1,586
Total undiscounted lease payments	$ 2,997
Less effect of discounting	(624)
Present value of estimated lease payments (lease liability)	$ 2,373

Note 14—INCOME TAXES

Income tax expense for the years ended December 31, 2025, 2024 and 2023 consists of the following:

	Year ended December 31		
(Dollars in thousands)	**2025**	**2024**	**2023**
Current			
Federal	$ 6,537	$ 3,576	$ 2,937
State	232	219	627
Total Current	6,769	3,795	3,564
Deferred			
Federal	(1,012)	71	(327)
State	(103)	(51)	(40)
Total Deferred	(1,115)	20	(367)
Income tax expense	$ 5,654	$ 3,815	$ 3,197

Note 14—INCOME TAXES (Continued)

Reconciliation from expected federal tax expense to effective income tax expense for the periods indicated are as follows:

	Year ended December 31					
(Dollars in thousands)	**2025**		**2024**		**2023**	
Expected federal income tax expense	$ 5,220	21.00%	$ 3,732	21.00%	$ 3,159	21.00%
State income tax net of federal benefit	102	0.41%	133	0.54%	464	3.08%
Tax exempt interest	(227)	-0.91%	(195)	-0.78%	(275)	-1.83%
Increase in cash surrender value life insurance	(174)	-0.70%	(168)	-0.68%	(176)	-1.17%
Valuation allowance	4	0.02%	64	0.26%	93	0.62%
Life Insurance Proceeds	—	0.00%	—	0.00%	(19)	-0.13%
Excess tax benefit of stock compensation	—	0.00%	30	0.12%	—	0.00%
Tax credits	(22)	-0.09%	105	0.42%	—	0.00%
Other	751	3.02%	114	0.46%	(49)	-0.33%
Total	$ 5,654	22.75%	$ 3,815	21.33%	$ 3,197	21.25%

The following is a summary of the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

	December 31,	
(Dollars in thousands)	**2025**	**2024**
Assets:		
Allowance for credit losses	$ 2,950	$ 2,813
Unfunded Commitments	113	103
Excess tax basis of deductible intangible assets	14	26
Net operating loss carry forward	1,001	997
Unrealized losses on available-for-sale securities	2,667	4,191
Unrealized losses on held-to-maturity securities	2,225	2,557
Compensation expense deferred for tax purposes	1,622	1,528
Deferred loss on other-than-temporary-impairment charges	5	5
Origination Income & Costs	491	439
Other Real Estate Owned	227	228
Accrued bonuses and vacation	330	76
Other	579	42
Total deferred tax asset	12,224	13,025
Valuation reserve	(1,077)	(1,073)
Total deferred tax asset net of valuation reserve	11,147	11,952
Liabilities:		
Tax depreciation in excess of book depreciation	657	668
Excess financial reporting basis of assets acquired	830	863
Total deferred tax liabilities	1,487	1,531
Net deferred tax asset recognized	$ 9,660	$ 10,421

Note 14—INCOME TAXES (Continued)

The Company has approximately $25.6 million and $25.2 million in state net operating losses at December 31, 2025 and 2024, respectively. A valuation allowance is established to fully offset the deferred tax asset related to these net operating losses of the holding company. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Additional amounts of these deferred tax assets considered to be realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. The net deferred asset is included in other assets on the consolidated balance sheets.

A portion of the change in the net deferred tax asset relates to unrealized gains/losses on securities available-for-sale and held-to-maturity. The tax expense related to the change of $1.9 million has been recorded directly to accumulated other comprehensive income within shareholders' equity. The balance in the change in net deferred tax asset results from the current period deferred tax benefit of $1.1 million. At December 31, 2025 and 2024, the Company had no federal net operating loss carryforward.

Tax returns for 2022 and subsequent years are subject to examination by taxing authorities.

As of December 31, 2025, the Company had no material unrecognized tax benefits or accrued interest and penalties. It is the Company's policy to account for interest and penalties accrued relative to unrecognized tax benefits as a component of income tax expense.

During the year ended December 31,2025, the Company paid $5.5 million in cash for federal, state, and local income taxes. Of this $5.5 million, $5.4 million was for federal income taxes, and $134 thousand for other state or local income tax paid (no state was greater than 5% of total cash paid for federal, state, and local income taxes). During the year ended December 31, 2024 the Company paid $3.8 million in cash for federal, state, and local income taxes. Of this $3.8 million, $3.4 million was for federal income taxes, $305 thousand was for South Carolina income taxes, and $17 thousand for other state or local income tax paid (those states with less than 5% of total cash paid for federal, state, and local income taxes). During the year ended December 31, 2023, the Company paid $3.6 million in cash for federal, state, and local income taxes. Of this $3.6 million, $2.8 million was for federal income taxes, $565 thousand was for South Carolina income taxes, and $169 thousand for other state or local income tax paid (those states with less than 5% of total cash paid for federal, state, and local income taxes).

Note 15—COMMITMENTS, CONCENTRATIONS OF CREDIT RISK, AND CONTINGENCIES

Commitments

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments as for on-balance sheet instruments. At December 31, 2025 and 2024, the Bank had commitments to extend credit including lines of credit of $211.2 million and $180.2 million, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies but may include inventory, property and equipment, residential real estate and income producing commercial properties.

Note 15—COMMITMENTS, CONCENTRATIONS OF CREDIT RISK, AND CONTINGENCIES (Continued)

Concentrations of credit risk

The primary market areas served by the Bank include the following regions and their component counties: the Midlands Region of South Carolina to include Lexington, Richland, Newberry, and Kershaw Counties; the Central Savannah River Region to include Aiken County, South Carolina and Richmond and Columbia Counties in Georgia; the Upstate Region to include Greenville, Anderson, and Pickens Counties in South Carolina, and the Piedmont Region of South Carolina, to include York County. Management closely monitors its credit concentrations and attempts to diversify the portfolio within its primary market area. The Company considers concentrations of credit risk to exist when pursuant to regulatory guidelines, the amounts loaned to multiple borrowers engaged in similar business activities represent 25% or more of the Bank's risk-based capital, or approximately $48.4 million.

Based on these criteria, the Bank had five such concentrations at December 31, 2025, shown below:

(Dollars in thousands) Portfolio loan concentrations greater than or equal to 25% of the Bank's risk-based capital	December 31, 2025
Lessors of non-residential property	$ 357,097
Lessors of residential property	163,325
Private households	93,657
Other activities related to real estate	61,988
Hotels	59,050
Total portfolio loan concentrations greater than or equal to 25% of the Bank's risk-based capital	$ 735,117

The risk in these portfolios is diversified over a large number of loans; approximately 2,640 total loans compose the concentrations shown above. Additionally, within the commercial real estate portfolio, a significant portion of the loans are owner-occupied, which can tend to reduce the risk associated with these credits. Although the Bank's loan portfolio, as well as existing commitments, reflects the diversity of its market areas, a substantial portion of its debtor's ability to honor their contracts is dependent upon the economic stability of these areas.

Contingencies

The nature of the business of the Company and Bank may at times result in a certain amount of litigation. The Bank is involved in certain litigation that is considered incidental to the normal conduct of business. Management believes that the liabilities, if any, resulting from the proceedings will not have a material adverse effect on the consolidated financial position, consolidated results of operations or consolidated cash flows of the Company.

Note 16—REVENUE RECOGNITION

In accordance with Topic 606, revenues are recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

Note 16—REVENUE RECOGNITION (Continued)

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of Topic 606, the Company assesses the goods or services that are promised within each contract and identifies those that contain performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Deposit Service Charges: The Bank earns fees from its deposit customers for account maintenance, transaction-based and overdraft services. Account maintenance fees consist primarily of account fees and analyzed account fees charged on deposit accounts on a monthly basis. The performance obligation is satisfied and the fees are recognized on a monthly basis as the service period is completed. Transaction-based fees on deposits accounts are charged to deposit customers for specific services provided to the customer, such as non-sufficient funds fees, overdraft fees, and wire fees. The performance obligation is completed as the transaction occurs and the fees are recognized at the time each specific service is provided to the customer.

Check Card Fee Income: Check card fee income represents fees earned when a debit card issued by the Bank is used. The Bank earns interchange fees from debit cardholder transactions through the Mastercard payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder. The performance obligation is satisfied and the fees are earned when the cost of the transaction is charged to the card. Certain expenses directly associated with the debit card are recorded on a net basis with the fee income. This income is recognized within "Other" below.

(Dollars in thousands) Non-Interest Income	December 31, 2025	December 31, 2024
Deposit service charges	$ 922	$ 952
Mortgage banking income[(1)]	3,270	2,368
Investment advisory fees and non-deposit commissions[(1)]	7,565	6,181
Gain on sale of other real estate owned[(1)]	127	—
Loss on sale of other assets	—	(5)
Non-recurring income	190	105
Other[(2)]	4,871	4,403
Total non-interest income	$ 16,945	$ 14,004

(1) Not within the scope of ASC 606

(2) Includes Check Card Fee income discussed above. No other items are both material and within the scope of ASC 606.

Note 17—OTHER INCOME AND OTHER EXPENSE

A summary of the components of other non-interest income is as follows:

	Year ended December 31,		
(In thousands)	**2025**	**2024**	**2023**
ATM/debit card income	$ 2,875	$ 2,758	$ 2,771
Recurring income on bank owned life insurance	827	799	745
Rental income	466	395	370
Other fees including safe deposit box fees	236	230	230
Wire transfer fees	147	123	119
Other	320	98	283
Total	$ 4,871	$ 4,403	$ 4,518

Note 17—OTHER INCOME AND OTHER EXPENSE (Continued)

A summary of the components of other non-interest expense is as follows:

	Year ended December 31,		
(Dollars in thousands)	**2025**	**2024**	**2023**
Core banking and electronic processing and services	$ 2,955	$ 2,736	$ 2,512
ATM/debit card processing	1,569	1,280	1,074
Software subscriptions and services	1,576	1,260	1,008
Supplies	159	151	134
Telephone	439	517	485
Courier	313	296	284
Correspondent services	295	303	354
Insurance	435	406	381
Debit card and Fraud losses	209	199	422
Investment advisory services	365	344	329
Loan processing and closing costs	328	236	331
Director fees	649	603	601
Legal and Professional fees	1,533	1,205	1,042
Shareholder expense	289	277	197
Other	1,083	895	957
Total	$ 12,197	$ 10,708	$ 10,111

Note 18—STOCK OPTIONS, RESTRICTED STOCK, RESTRICTED STOCK UNITS, AND DEFERRED COMPENSATION

At December 31, 2025, unrecognized compensation cost related to non-vested restricted stock and units totaled $3.1 million, expected to be recognized over a weighted average period of 1.0 years. The table below shows the components of "nonvested restricted stock and stock units" as of the years ended December 31, 2025 and 2024.

(Dollars in thousands)	As of December 31,	
Nonvested restricted stock and stock units	**2025**	**2024**
Non-employee director deferred compensation stock plan deferred stock units	$ 1,823	$ 1,600
Time-based restricted stock units - officer	525	481
Performance-based restricted stock units - officer	921	561
Restricted stock – officer and director	(204)	(3)
Total nonvested restricted stock and stock units	$ 3,065	$ 2,639

Non-Employee Director Deferred Compensation Plan

Under the Company's Non-Employee Director Deferred Compensation Plan, as amended and restated effective as of January 1, 2021, a director may elect to defer all or any part of annual retainer and monthly meeting fees payable with respect to service on the board of directors or a committee of the board. Units of common stock are credited to the director's account as of the last day of such calendar quarter during which the compensation is earned and are included in dilutive securities in the table above. The non-employee director's account balance is distributed by issuance of common stock within 30 days following such director's separation from service from the board of directors.

Note 18—STOCK OPTIONS, RESTRICTED STOCK, RESTRICTED STOCK UNITS, AND DEFERRED COMPENSATION (Continued)

The table below shows the following information related to First Community Corporation's Non-Employee Director Deferred Compensation Plan: accumulated share units and accrued amounts as of the years ended December 31, 2025, 2024 and 2023; and the related director compensation expense for the twelve months ended 2025, 2024, and 2023.

	Twelve Months ended December 31,		
	2025	2024	2023
Non-employee director deferred compensation			
plan accumulated share units	120,575	111,166	103,133
Accrued amounts (dollars in thousands)[1]	$ 1,823	$ 1,600	$ 1,439
Related director compensation expense (dollars in thousands)	$ 152	$ 90	$ 125

First Community Corporation 2021 Omnibus Equity Incentive Plan

In 2021, the Company and its shareholders adopted an omnibus equity incentive plan whereby 225,000 shares were reserved for issuance by the Company to help the company attract, retain and motivate directors, officers, employees, consultants and advisors of the Company and its subsidiaries (the "2021 Plan"). The 2021 Plan replaced the 2011 Plan. All awards granted during 2025, 2024, and 2023 were granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan.

The table below shows stock awards granted during the twelve months ended December 31, 2025, 2024, and 2023.

(In shares/units)	Twelve Months ended December 31,		
	2025	2024	2023
Time-based restricted stock units - officer	14,126	15,095	12,562
Performance-based restricted stock units – officer	18,834[1]	20,126[2]	16,749[3]
Restricted stock – officer	10,689	206	259
Restricted stock – director	8,400	13,464	7,590

1 18,834 units represent the target payout with a maximum payout of 37,668 units.
2 20,126 units represent the target payout with a maximum payout of 40,253 units.
3 16,749 units represent the target payout with a maximum payout of 33,500 units.

The table below shows the fair value of stock awards granted during the periods.

(Dollars in thousands)	Twelve months ended December 31,		
	2025	2024	2023
Time-based restricted stock units - officer	$ 370	$ 271	$ 255
Performance-based restricted stock units – officer	493[1]	362[2]	340[3]
Restricted stock – officer	286	3	5
Restricted stock – director	$ 220	$ 242	$ 154

1 $493 thousand represents the target payout with a maximum payout of $986 thousand.
2 $362 thousand represents the target payout with a maximum payout of $723 thousand.
3 $340 thousand represents the target payout with a maximum payout of $680 thousand.

At December 31, 2025, unrecognized compensation cost related to non-vested restricted stock and units totaled $, expected to be recognized over a weighted average period of x.x years. The weighted average grant-date fair value of awards granted in 2025 was $XX.XX per share.

Note 18—STOCK OPTIONS, RESTRICTED STOCK, RESTRICTED STOCK UNITS, AND DEFERRED COMPENSATION (Continued)

The table below shows the compensation expense related to stock awards granted during the twelve months ended December 31, 2025, 2024 and 2023.

(Dollars in thousands)	Year ended December 31,		
Compensation expense related to stock awards	2025	2024	2023
Time-based restricted stock units – officer[1]	$ 290	$ 246	$ 163
Performance-based restricted stock units – officer[2]	605	314	264
Restricted stock – officer[3]	90	6	120
Restricted stock – director[4]	$ 220	$ 242	$ 167

1 Expense in 2025 and 2024 was related to stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan. Expense in 2023 consists of $159.8 thousand related stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan and $3.2 thousand related stock awards granted under the First Community Corporation 2011 Stock Incentive Plan.

2 Expense in 2025 was related to stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan. Expense in 2024 consists of $300.7 thousand related stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan and $13 thousand related stock awards granted under the First Community Corporation 2011 Stock Incentive Plan. Expense in 2023 consists of $186.0 thousand related stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan and $78.0 thousand related stock awards granted under the First Community Corporation 2011 Stock Incentive Plan.

3 Expense in 2025 was related to stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan. Expense in 2024 consists of $3.4 thousand related stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan and $2.5 thousand related stock awards granted under the First Community Corporation 2011 Stock Incentive Plan. Expense in 2023 consists of $17.2 thousand related stock awards granted under the First Community Corporation 2021 Omnibus Equity Incentive Plan and $102.8 thousand related stock awards granted under the First Community Corporation 2011 Stock Incentive Plan.

4 Expense in 2025, 2024, and 2023 was related to stock awards granted under the Community Corporation 2021 Omnibus Equity Incentive Plan.

The table below shows the First Community Corporation 2021 Omnibus Equity Incentive Plan ("2021 Incentive Plan") initial reserve at May 19, 2021; stock awards granted under the 2021 Incentive Plan from its inception through December 31, 2025; and the remaining reserve under such plan at December 31, 2025.

(In shares/units) First Community Corporation 2021 Omnibus Equity Incentive Plan	2025
Initial reserve – May 19, 2021	225,000
Additional reserve – May 20, 2025	450,000
Shares/units granted	
Time-based restricted stock units - officer	(53,521)
Performance-based restricted stock units – officer[1]	(67,447)
Restricted stock – officer	(13,355)
Restricted stock – director	(36,813)
Remaining reserve – December 31, 2025	503,864

1 Performance-based restricted stock units are initially granted and expensed at target levels; however, they are reserved at maximum levels. The maximum level for 2025 was 37,668.

Note 19—EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) plan, which covers substantially all employees. Participants may contribute up to the maximum allowed by the regulations. During the years ended December 31, 2025, 2024 and 2023, the plan expense amounted to $744 thousand, $698 thousand, and $659 thousand, respectively. The Company matches 100% of the employees' contribution up to 3% and 50% of the employees' contribution on the next 2% of the employees' contribution.

The Company acquired various single premium life insurance policies from DutchFork Bancshares that are used to indirectly fund fringe benefits to certain employees and officers. A salary continuation plan was established payable for two key individuals upon attainment of age 63. The plan provides for monthly benefits of $2,500 each for seventeen years for two individuals.

The Company acquires various life insurance policies to fund fringe benefits to certain key employees. The cash surrender value at December 31, 2025 and 2024 of all bank owned life insurance was $31.8 million and $31.0 million, respectively. Expenses accrued for the anticipated benefits under the salary continuation plans for the year ended December 31, 2025, 2024 and 2023 amounted to $405 thousand, $417 thousand, and $482 thousand, respectively.

Note 20—EARNINGS PER COMMON SHARE

Diluted earnings per share reflects the dilutive effect of restricted stock awards and restricted stock units using the treasury stock method. Anti-dilutive awards, if any, are excluded from the calculation of diluted earnings per share. The following reconciles the numerator and denominator of the basic and diluted earnings per common share computation:

	Year ended December 31,		
(Amounts in thousands)	**2025**	**2024**	**2023**
Numerator (Included in basic and diluted earnings per share)	$ 19,205	$ 13,955	$ 11,843
Denominator			
Weighted average common shares outstanding for:			
Basic earnings per common share	7,663	7,617	7,568
Dilutive securities:			
Deferred compensation	98	85	79
Diluted common shares outstanding	7,761	7,702	7,647
Basic earnings per common share	$ 2.51	$ 1.83	$ 1.56
Diluted earnings per common share	$ 2.47	$ 1.81	$ 1.55
The average market price used in calculating assumed number of shares	$ 25.56	$ 19.79	$ 18.70

Note 21—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

The Company and Bank are subject to various federal and state regulatory requirements, including regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and Bank capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. The Bank is required to maintain minimum Tier 1 capital, Common Equity Tier I (CET1) capital, total risked based capital and Tier 1 leverage ratios of 6%, 4.5%, 8% and 4%, respectively.

Note 21—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

Regulatory capital rules adopted in July 2013 and fully phased in as of January 1, 2019, which we refer to as Basel III, impose minimum capital requirements for bank holding companies and banks. The Basel III rules apply to all national and state banks and savings associations regardless of size and bank holding companies and savings and loan holding companies other than "small bank holding companies," generally holding companies with consolidated assets of less than $3 billion (such as the Company). In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a "capital conservation buffer" on top of our minimum risk-based capital requirements. This buffer must consist solely of common equity Tier 1, but the buffer applies to all three measurements (common equity Tier 1, Tier 1 capital and total capital). The capital conservation buffer consists of an additional amount of CET1 equal to 2.5% of risk-weighted assets.

Based on the foregoing, as a small bank holding company, we are generally not subject to the capital requirements unless otherwise advised by the Federal Reserve; however, our Bank remains subject to the capital requirements.

The Bank exceeded the minimum regulatory capital ratios at December 31, 2025 and 2024, as set forth in the following table:

(In thousands)	Minimum Required Amount	%	Actual Amount	%	Excess Amount	%
The Bank[(1)(2)]:						
December 31, 2025						
Risk Based Capital						
Tier 1	$ 82,058	6.0%	$ 179,295	13.1%	$ 97,237	7.1%
Total Capital	$ 109,411	8.0%	$ 193,650	14.2%	$ 84,239	6.2%
CET1	$ 61,544	4.5%	$ 179,295	13.1%	$ 117,751	8.6%
Tier 1 Leverage	$ 82,782	4.0%	$ 179,295	8.7%	$ 96,513	4.7%
December 31, 2024						
Risk Based Capital						
Tier 1	$ 76,653	6.0%	$ 164,397	12.9%	$ 87,744	6.9%
Total Capital	$ 102,204	8.0%	$ 178,034	13.9%	$ 75,830	5.9%
CET1	$ 57,490	4.5%	$ 164,397	12.9%	$ 106,907	8.4%
Tier 1 Leverage	$ 78,274	4.0%	$ 164,397	8.4%	$ 86,123	4.4%

(1) As a small bank holding company, the Company is generally not subject to the capital requirements unless otherwise advised by the Federal Reserve.

(2) Ratios do not include the capital conservation buffer of 2.5%.

The Federal Reserve has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs asset quality and overall financial condition. The Federal Reserve's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. In addition, under the prompt corrective action regulations, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

Note 21—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

The Company's principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the Bank. Statutory and regulatory limitations apply to the Bank's payment of dividends to the Company. As a South Carolina chartered bank, the Bank is subject to limitations on the amount of dividends that it is permitted to pay. Unless otherwise instructed by the S.C. Board, the Bank is generally permitted under South Carolina State banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the S.C. Board. The FDIC also has the authority under federal law to enjoin a bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

If the Bank is not permitted to pay cash dividends to the Company, it is unlikely that we would be able to pay cash dividends on our common stock. Moreover, holders of the Company's common stock are entitled to receive dividends only when, and if declared by the board of directors. Although the Company has historically paid cash dividends on its common stock, the Company is not required to do so, and the board of directors could reduce or eliminate our common stock dividend in the future.

Note 22—PARENT COMPANY FINANCIAL INFORMATION

The balance sheets, statements of operations and cash flows for First Community Corporation (Parent Only) follow:

Condensed Balance Sheets

	At December 31,	
(Dollars in thousands)	**2025**	**2024**
Assets:		
Cash on deposit	$ 4,452	$ 4,061
Investment in bank subsidiary	175,726	153,894
Other	2,600	1,759
Total assets	$ 182,778	$ 159,714
Liabilities:		
Junior subordinated debentures	$ 14,964	$ 14,964
Other	257	256
Total liabilities	15,221	15,220
Shareholders' equity	167,557	144,494
Total liabilities and shareholders' equity	$ 182,778	$ 159,714

Condensed Statements of Operations

	Year ended December 31,		
(Dollars in thousands)	**2025**	**2024**	**2023**
Income:			
Interest and dividend income	$ 33	$ 38	$ 37
Equity in undistributed earnings of subsidiary	14,774	10,416	8,495
Dividend income from bank subsidiary	7,129	5,627	5,357
Total income	21,936	16,081	13,889
Expenses:			
Interest expense	1,071	1,217	1,187
Other	2,326	1,484	1,419
Total expense	3,397	2,701	2,606
Income before taxes	18,539	13,380	11,283
Income tax benefit	(666)	(575)	(560)
Net income	$ 19,205	$ 13,955	$ 11,843

Note 22—PARENT COMPANY FINANCIAL INFORMATION (Continued)

Condensed Statements of Cash Flows

(Dollars in thousands)	**Year ended December 31, 2025**	**2024**	**2023**
Cash flows from operating activities:			
Net income	$ 19,205	$ 13,955	$ 11,843
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed earnings of subsidiary	(14,774)	(10,416)	(8,495)
Other-net	(667)	229	(545)
Net cash provided by operating activities	3,764	3,768	2,803
Cash flows from investing activities:			
Purchase of investments at cost	(173)	(45)	(80)
Net cash used in investing activities	(173)	(45)	(80)
Cash flows from financing activities:			
Dividends paid: common stock	(4,750)	(4,415)	(4,235)
Dividend reinvestment plan	386	410	438
Stock-based compensation	1,164	753	794
Net cash used in financing activities	(3,200)	(3,252)	(3,003)
Increase (decrease) in cash and cash equivalents	391	471	(280)
Cash and cash equivalents at beginning of year	4,061	3,590	3,870
Cash and cash equivalents at end of year	$ 4,452	$ 4,061	$ 3,590

Note 23—DERIVATIVES

The Company utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.

Effective May 2023, we entered into the Loan Pay-Fixed Swap Agreement for a notional amount of $150.0 million that was designated as a fair value hedge in order to hedge the risk of changes in the fair value of the fixed rate loans included in the closed loan portfolio. This fair value hedge converts the hedged loans from a fixed rate to a synthetic floating SOFR rate. The strategy for this hedge uses fair value hedges under the portfolio layer method permitted by ASC 815. The Company designated a $150.0 million hedged layer within a closed portfolio of fixed-rate commercial and fixed-rate commercial real estate loans for this hedging relationship. Effective April 2025, we entered into the Investment Pay-Fixed Swap Agreement for a notional amount of $19.8 million that was designated as a fair value hedge in order to hedge the risk of changes in the fair value of the fixed rate investments included in the investment portfolio.

The Company recognizes gains and losses for the Loan Pay-Fixed Swap Agreement as interest income or expense, with an offset to the fair value of the hedge. During the years ended December 31, 2025 and 2024, the Company recognized interest income of $1.0 million and $2.4 million, respectively.

The Company recognizes gains and losses for the Investment Pay-Fixed Swap Agreement as interest income or expense, with an offset to the fair value of the hedge. During the years ended December 31, 2025 and 2024, the Company recognized interest income of $77 thousand and $0, respectively.

Note 23—DERIVATIVES (Continued)

The following table presents the amounts recorded on the balance sheet related to cumulative basis adjustment for the fair value hedges as of December 31, 2025 and 2024:

Line item in the balance sheet in which the hedged items is included	Carrying amount of the hedged assets 2025	Carrying amount of the hedged assets 2024	Cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged assets 2025	Cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged assets 2024
Loans held for investment	$ 130,318	$ 896,288	$ 1,141	$ 262
Securities available for sale	18,526	—	(124)	—
	$ 148,844	$ 896,288	$ 1,017	$ 262

The following table presents the gross notional amounts and estimated fair value of derivative instruments employed by the Company as of December 31, 2025 and 2024:

	2025		
	Notional	Fair Value	
(Dollars in thousands)	Amount	Assets	Liabilities
Fair Value Hedges:			
Interest rate contracts			
Pay fixed, receive variable – loans	$ 127,357	$ 17	$ —
Pay fixed, receive variable – investments	18,358	—	36
Total derivatives	$ 145,715	$ 17	$ 36

	2024		
	Notional	Fair Value	
(Dollars in thousands)	Amount	Assets	Liabilities
Fair Value Hedges:			
Interest rate contracts			
Pay fixed, receive variable – loans	$ 150,000	$ 896	$ —
Total derivatives	$ 150,000	$ 896	$ —

The above derivative is under a master netting arrangement. However, as of December 31, 2025 and 2024, there were no other outstanding derivative contracts. The net fair value of the hedged item and derivative item is recorded in other assets in the statement of financial condition. The following represents the carrying value of hedged items in fair value hedging relationships:

During the year ended December 31, 2025, income on interest settlements totaled $1.1 million. Changes in the fair value of the hedged item of $16 thousand were mostly offset by changes in the fair value of the swap derivative of $17 thousand. The residual was a result of hedge ineffectiveness and recorded in other income on the consolidated statement of operations. No portion of the change in fair value of derivatives designated as hedges has been excluded from effectiveness testing. No hedges were terminated during the year ended December 31, 2025.

During the year ended December 31, 2024, income on interest settlements totaled $2.4 million. Changes in the fair value of the hedged item of $907 thousand were offset by changes in the fair value of the swap derivative of $896 thousand. The residual was a result of hedge ineffectiveness and recorded in other income on the consolidated statement of operations. No portion of the change in fair value of derivatives designated as hedges has been excluded from effectiveness testing. No hedges were terminated during the year ended December 31, 2024.

Note 24—REPORTABLE SEGMENTS

The Company's reportable segments represent the distinct product lines the Company offers and are viewed separately for strategic planning by the Bank President and CEO, who is the Chief Operating Decision Maker (CODM). The CODM regularly reviews the performance of the Company's four reportable segments, which are detailed below:

- Commercial and retail banking: The Company's primary business is to provide deposit and lending products and services to its commercial and retail customers.
- Mortgage Banking: This segment provides mortgage origination services for loans that will be sold to investors in the secondary market and consumer mortgage loans that will be held-for-investment. In the second quarter of 2023, management made the decision to include consumer mortgage held-for-investment loans in this segment. Prior to the second quarter of 2023, consumer mortgage loans held-for-investment were included in the Commercial and Retail Banking segment. Non-interest income for loans held-for-sale and loans held-for-investment is included in Mortgage Banking income and other income, respectively, on the income statement. The Mortgage Banking financial information presented below includes consumer mortgage loans held-for-investment for all periods presented. Beginning in 2023, a provision for credit loss, a cost of funds and other operating costs have been allocated to this segment.
- Investment advisory and non-deposit: This segment provides investment advisory services and non-deposit products.
- Corporate: This segment includes the parent company financial information, including interest on parent company debt and dividend income received from First Community Bank (the "Bank").

To monitor the performance of the four reportable segments, the CODM reviews monthly reports for the product lines. These monthly reports include various volume metrics, as well as revenue versus budget, salaries versus budget, and net income. He uses the data reviewed to determine how to allocate future resources.

Segment profit or loss reported to the CODM is segment net income, and segment assets are presented below; intersegment revenues, expenses, and eliminations are reflected in the reconciliation to consolidated results.

The following tables present selected financial information for the Company's reportable business segments for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

Year ended December 31, 2025 (Dollars in thousands)	Commercial and Retail Banking	Mortgage Banking	Investment advisory and non-deposit	Corporate	Eliminations	Consolidated
Dividend and Interest Income	$ 87,761	$ 9,084	$ —	$ 7,162	$ (6,953)	$ 97,054
Interest expense	31,141	2,820	—	1,071	—	35,032
Net interest income	$ 56,620	$ 6,264	$ —	$ 6,091	$ (6,953)	$ 62,022
Provision for credit losses	567	203	—	—	—	770
Noninterest income	6,110	3,270	7,565	—	—	16,945
Salaries and employee benefits	23,497	3,430	3,967	1,055	—	31,949
Other noninterest expense	18,406	1,028	684	1,271	—	21,389
Total Noninterest expense	$ 41,903	$ 4,458	$ 4,651	$ 2,326	$ —	$ 53,338
Net income (loss) before taxes	$ 20,260	$ 4,873	$ 2,914	$ 3,765	$ (6,953)	$ 24,859
Income tax expense (benefit)	6,320	—	—	(666)	—	5,654
Net income (loss)	$ 13,940	$ 4,873	$ 2,914	$ 4,431	$ (6,953)	$ 19,205

Note 24—REPORTABLE SEGMENTS (Continued)

Year ended December 31, 2024 (Dollars in thousands)	Commercial and Retail Banking	Mortgage Banking	Investment advisory and non-deposit	Corporate	Eliminations	Consolidated
Dividend and Interest Income	$ 82,274	$ 7,111	$ —	$ 5,664	$ (5,627)	$ 89,422
Interest expense	33,543	2,622	—	1,217	—	37,382
Net interest income	$ 48,731	$ 4,489	$ —	$ 4,447	$ (5,627)	$ 52,040
Provision for credit losses	351	458	—	—	—	809
Noninterest income	5,455	2,368	6,181	—	—	14,004
Salaries and employee benefits	22,321	2,975	3,373	594	—	29,263
Other noninterest expense	15,896	757	659	890	—	18,202
Total Noninterest expense	$ 38,217	$ 3,732	$ 4,032	$ 1,484	$ —	$ 47,465
Net income before taxes	$ 15,618	$ 2,667	$ 2,149	$ 2,963	$ (5,627)	$ 17,770
Income tax expense (benefit)	4,390	—	—	(575)	—	3,815
Net income	$ 11,228	$ 2,667	$ 2,149	$ 3,538	$ (5,627)	$ 13,955

Year ended December 31, 2023 (Dollars in thousands)	Commercial and Retail Banking	Mortgage Banking	Investment advisory and non-deposit	Corporate	Eliminations	Consolidated
Dividend and Interest Income	$ 68,874	$ 3,787	$ —	$ 5,393	$ (5,357)	$ 72,697
Interest expense	21,478	1,140	—	1,187	—	23,805
Net interest income	$ 47,396	$ 2,647	$ —	$ 4,206	$ (5,357)	$ 48,892
Provision for credit losses	677	452	—	—	—	1,129
Noninterest income	4,496	1,414	4,511	—	—	10,421
Salary and benefits	19,864	2,867	2,537	596	—	25,864
Other non-interest expense	15,272	610	575	823	—	17,280
Total noninterest expense	$ 35,136	$ 3,477	$ 3,112	$ 1,419	$ —	$ 43,144
Net income before taxes	$ 16,079	$ 132	$ 1,399	$ 2,787	$ (5,357)	$ 15,040
Income tax expense (benefit)	3,757	—	—	(560)	—	3,197
Net income	$ 12,322	$ 132	$ 1,399	$ 3,347	$ (5,357)	$ 11,843

(Dollars in thousands)	Commercial and Retail Banking	Mortgage Banking	Investment advisory and non-deposit	Corporate	Eliminations	Consolidated
Total Assets as of December 31, 2025	$ 1,895,061	$ 161,291	$ 22	$ 201,180	$ (199,822)	$ 2,057,732
Total Assets as of December 31, 2024	$ 1,812,215	$ 144,616	$ 6	$ 185,173	$ (183,989)	$ 1,958,021

Note 25 – BUSINESS COMBINATION

On July 13, 2025, the Company and Signature Bank of Georgia, a Georgia state-chartered bank ("Signature Bank"), entered into an Agreement and Plan of Merger (the "merger agreement"), which provides that, subject to the terms and conditions set forth therein, Signature Bank will merge with and into First Community Bank, with First Community Bank continuing as the surviving entity following the merger. Financial closing occurred on January 8, 2026, with the operational conversion to follow later in the first quarter of 2026.

At the effective time of the merger, each share of Signature Bank common stock converted into the right to receive 0.6410 shares of the Company's common stock. Holders of Signature Bank common stock received a cash payment in lieu of any fractional shares. At the effective time of the merger, each outstanding stock option to acquire Signature Bank common stock, whether or not vested, was converted into the right to receive a cash payment. The amount payable equals the number of shares of Signature Bank common stock subject to the option multiplied by the excess, if any, of the fair market value per share of Signature Bank common stock (based on the value of the merger consideration) over the option's exercise price. If the exercise price equals or exceeds the fair market value, a nominal payment of $0.01 per share will be made. All payments will be subject to applicable tax withholdings.

Note 26—SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual. As described in Note 26 – Business Combination, the merger with Signature Bank was closed on January 8, 2026. No other subsequent events occurred requiring disclosure.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025, in accordance with Rule 13a-15 of the Exchange Act. We applied our judgment in the process of reviewing these controls and procedures, which, by their nature, can provide only reasonable assurance regarding our control objectives. Based upon that evaluation, our Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2025, were effective to provide reasonable assurance regarding our control objectives.

Management's Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining an effective system of internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. There are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and circumvention or overriding of controls. Accordingly, even an effective system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the Company's internal control over financial reporting as of December 31, 2025. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2025, the Company maintained effective internal control over financial reporting based on those criteria.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Trading Plans

During the three months ended December 31, 2025, no director or "officer" of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required to be disclosed by this item will be disclosed in our definitive proxy statement to be filed no later than 120 days after December 31, 2025, in connection with our 2026 annual meeting of shareholders. The information required by Item 10 is hereby incorporated by reference from our proxy statement for our 2026 annual meeting of shareholders to be held on May 20, 2026.

We have adopted a Code of Ethics that applies to our directors, executive officers (including our principal executive officer and principal financial officer) and employees in accordance with the Sarbanes-Oxley Responsibility Act of 2002. The Code of Ethics is available on our website at www.firstcommunitysc.com. We will disclose any future amendments to, or waivers from, provisions of these ethics policies and standards on our website as promptly as practicable, as and to the extent required under NASDAQ Stock Market listing standards and applicable SEC rules.

Item 11. Executive Compensation.

The information required to be disclosed by this item will be disclosed in our definitive proxy statement to be filed no later than 120 days after December 31, 2025, in connection with our 2026 annual meeting of shareholders. The information required by Item 11 is hereby incorporated by reference from our proxy statement for our 2026 annual meeting of shareholders to be held on May 20, 2026.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The information required to be disclosed by this item will be disclosed in our definitive proxy statement to be filed no later than 120 days after December 31, 2025, in connection with our 2026 annual meeting of shareholders. The information required by this Item 12 is set forth under “Security Ownership of Certain Beneficial Owners and Management” and hereby incorporated by reference from our proxy statement for our 2026 annual meeting of shareholders to be held on May 20, 2026.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required to be disclosed by this item will be disclosed in our definitive proxy statement to be filed no later than 120 days after December 31, 2025, in connection with our 2026 annual meeting of shareholders. The information required by Item 13 is hereby incorporated by reference from our proxy statement for our 2026 annual meeting of shareholders to be held on May 20, 2026.

Item 14. Principal Accountant Fees and Services.

The information required to be disclosed by this item will be disclosed in our definitive proxy statement to be filed no later than 120 days after December 31, 2025, in connection with our 2026 annual meeting of shareholders. The information required by Item 14 is hereby incorporated by reference from our proxy statement for our 2026 annual meeting of shareholders to be held on May 20, 2026.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

The following consolidated financial statements are located in Item 8 of this report.

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2025 and 2024
- Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2025, 2024 and 2023
- Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023
- Notes to the Consolidated Financial Statements

(a)(2) Financial Statement Schedules

These schedules have been omitted because they are not required, are not applicable or have been included in our consolidated financial statements.

(a)(3) Exhibits

The following exhibits are required to be filed with this Report on Form 10-K by Item 601 of Regulation S-K.

Exhibit Index

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of July 13, 2025, by and among First Community Corporation, First Community Bank and Signature Bank of Georgia (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed with the SEC on July 15, 2025).
3.1	Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on June 27, 2011).
3.2	Articles of Amendment (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on May 23, 2019).
3.3	Amended and Restated Bylaws dated May 21, 2019 (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on May 22, 2019).
4.1	Description of the Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.1 of the Company's Form 10-K for the period ended December 31, 2019).
10.1	Dividend Reinvestment Plan dated July 7, 2003 (incorporated by reference to Form S-3/D filed with the SEC on July 14, 2003, File No. 333-107009, April 20, 2011, File No. 333-173612, and January 31, 2019, File No. 333-229442).**
10.2	Form of Salary Continuation Agreement dated August 2, 2006 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on August 3, 2006).**
10.3	Form of Deferred Compensation Agreement (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the SEC on October 4, 2006).
10.4	First Community Corporation Non-Employee Director Deferred Compensation Plan, as amended and restated effective as of January 1, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the period ended June 30, 2021).
10.5	Employment Agreement by and between Michael C. Crapps and First Community Corporation dated December 8, 2015 (incorporated by reference to Exhibit 10.7 of the Company's Form 10-K for the period ended December 31, 2015).**
10.6	Employment Agreement by and between Robin D. Brown and First Community Corporation dated December 8, 2015 (incorporated by reference to Exhibit 10.10 of the Company's Form 10-K for the period ended December 31, 2015).**
10.7	Amended and Restated Employment Agreement by and between J. Ted Nissen and First Community Corporation effective July 1, 2025 (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on July 1, 2025).**
10.8	Employment Agreement by and between Donald Shawn Jordan and First Community Corporation dated November 12, 2019 (incorporated by reference to Exhibit 10.13 of the Company's Form 10-K for the period ended December 31, 2019).**
10.9	First Community Corporation 2011 Stock Incentive Plan and Form of Stock Option Agreement and Form of Restricted Stock Agreement (incorporated by reference to Appendix A to the Company's Proxy Statement filed with April 7, 2011).**
10.10	Amendment No. 1 to the First Community Corporation 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on April 22, 2016).**
10.11	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the SEC on April 22, 2016).**

Exhibit No.	Description of Exhibit
10.12	First Community Corporation Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on December 16, 2019).**
10.13	First Community Corporation 2021 Omnibus Equity Incentive Plan, As Amended and Restated (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on May 22, 2025).**
10.14	Form of Time-based Restricted Stock Unit Agreement under the First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on February 16, 2023).**
10.15	Form of Performance-based Restricted Stock Unit Agreement under the First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the SEC on February 16, 2023).**
10.16	Form of Restricted Stock Agreement for Directors under the First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed with the SEC on February 16, 2023).**
10.17	Form of Restricted Stock Agreement for Employees under the First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed with the SEC on February 16, 2023).**
10.18	Employment Agreement by and between Vaughan R. Dozier, Jr. and First Community Corporation dated January 1, 2024 (incorporated by reference to Exhibit 10.23 to the Company's Form 10-K for the period ended December 31, 2023).
10.19	Employment Agreement by and between Joseph A.(Drew) Painter. and First Community Corporation dated January 1, 2024 (incorporated by reference to Exhibit 10.23 to the Company's Form 10-K for the period ended December 31, 2023).
10.20	Form of Time-based Restricted Stock Unit Agreement under the First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.25 to the Company's Form 10-K for the period ended December 31, 2023).**
10.21	Form of Performance-based Restricted Stock Unit Agreement under the First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.26 to the Company's Form 10-K for the period ended December 31, 2023).**
10.22	Form of Restricted Stock Agreement for Directors under the First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to the Company's Form 10-K for the period ended December 31, 2023).**
10.23	Form of Restricted Stock Agreement for Employees under the First Community Corporation 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.28 to the Company's Form 10-K for the period ended December 31, 2023).**
10.24	Employment Agreement by and between Sarah T. Donley and First Community Corporation dated January 1, 2025 (incorporated by reference to Exhibit 10.26 to the Company's Form 10-K for the period ended December 31, 2024).**
10.25	Employment Agreement by and between Freddie Deutsch and First Community Corporation effective January 8, 2026 (incorporated by reference to the Company's Form 8-K filed with the SEC on January 8, 2026).
19.1	First Community Corporation Insider Trading Policy *
21.1	Subsidiaries of the Company.*
23.1	Consent of Independent Registered Public Accounting Firm—Elliott Davis, LLC.*
24.1	Power of Attorney (contained on the signature page hereto).*

Exhibit No.	Description of Exhibit
31.1	Rule 13a-14(a) Certification of the Chief Executive Officer.*
31.2	Rule 13a-14(a) Certification of the Chief Financial Officer.*
32	Section 1350 Certifications.*
97#	First Community Corporation Clawback Policy, effective September 19, 2023.*
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in eXtensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets as December 31, 2025 and December 31, 2024; (ii) Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023; (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023; (iv) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2025, 2024 and 2023; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and (vi) Notes to the Consolidated Financial Statements.*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)*

The Exhibits listed above will be furnished to any security holder free of charge upon written request to the Corporate Secretary, First Community Corporation, 5455 Sunset Blvd., Lexington, South Carolina 29072.

* Filed herewith.

** Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K.

(b) See listing of Exhibits above for an indication of exhibits filed herewith.

(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2026

FIRST COMMUNITY CORPORATION

By: /s/ MICHAEL C. CRAPPS
Michael C. Crapps
President and Chief Executive Officer
(Principal Executive Officer)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael C. Crapps, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jonathan W. Been Jonathan W. Been	Director	March 16, 2026
/s/ THOMAS C. BROWN Thomas C. Brown	Director	March 16, 2026
/s/ CHIMIN J. CHAO Chimin J. Chao	Director and Chairman of the Board	March 16, 2026
/s/ MICHAEL C. CRAPPS Michael C. Crapps	Director, President, & Chief Executive Officer (Principal Executive Officer)	March 16, 2026
/s/ Fred J. Deutsch Fred J. Deutsch	Director	March 16, 2026
/s/ W. JAMES KITCHENS, JR. W. James Kitchens, Jr.	Director and Vice Chairman of the Board	March 16, 2026
/s/ RAY E. JONES Ray E. Jones	Director	March 16, 2026
/s/ JAN H. HOLLAR Jan H. Hollar	Director	March 16, 2026
/s/ MICKEY LAYDEN Mickey Layden	Director	March 16, 2026

/s/ J. TED NISSEN J. Ted Nissen	Director, Executive Vice President, & Chief Banking Officer	March 16, 2026
/s/ E. LELAND REYNOLDS E. Leland Reynolds	Director	March 16, 2026
/s/ ALEXANDER SNIPE, JR. Alexander Snipe, Jr.	Director	March 16, 2026
/s/ JANE SOSEBEE Jane Sosebee	Director	March 16, 2026
/s/ RODERICK M. TODD, JR. Roderick M. Todd, Jr.	Director	March 16, 2026
/s/ D. SHAWN JORDAN D. Shawn Jordan	Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2026

Exhibit 31.1

Rule 13a-14(a) Certification of the Chief Executive Officer

I, Michael C. Crapps, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of First Community Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2026

/s/ MICHAEL C. CRAPPS

Michael C. Crapps,
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Rule 13a-14(a) Certification of the Chief Financial Officer

I, D. Shawn Jordan, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of First Community Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2026

/s/ D. SHAWN JORDAN

D. Shawn Jordan,
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Executive Officer and the Chief Financial Officer of First Community Corporation (the “Company”), each certify that, to his knowledge on the date of this certification:

1. The annual report of the Company for the period ended December 31, 2025 as filed with the Securities and Exchange Commission on this date (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL C. CRAPPS
Michael C. Crapps
Chief Executive Officer
March 16, 2026

/s/ D. SHAWN JORDAN
D. Shawn Jordan
Chief Financial Officer
March 16, 2026

FIRST COMMUNITY CORPORATION
5455 Sunset Blvd. Lexington, South Carolina 29072
www.firstcommunitysc.com

See Important Notice Regarding the Availability of Proxy Materials for the 2026 Annual Meeting of Shareholders.